As filed with the Securities and Exchange Commission on July 28, 2004

                                    1933 Act File No. 333-108194
                                    1940 Act File No. 811-21306

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       /X/

Pre-Effective Amendment No.         /  /
                                    ----

Post-Effective Amendment No.   / 1 /
                               ----

                                      AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    /X/

Amendment No.                       / 4 /
                                    ----

                         FRANKLIN MUTUAL RECOVERY FUND
                         -----------------------------
              (Exact Name of Registrant as Specified in Charter)

               51 JOHN F. KENNEDY PARKWAY, SHORT HILLS, NJ 07078
               -------------------------------------------------
                    (Address of Principal Executive Office)

                                (201) 912-2100 (Registrant's Telephone Number,
              Including Area Code

       MURRAY L. SIMPSON, ONE FRANKLIN PARKWAY, SAN MATEO, CA 94403-1906
       -----------------------------------------------------------------
              (Name and Address of Agent for Service of Process)

With a copy to:
                           Merrill R. Steiner, Esq.
                     Stradley, Ronon, Stevens & Young, LLP
                           2600 One Commerce Square
                          Philadelphia, PA 19103-7098

         Approximate Date of Proposed Public Offering: August 1, 2004

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan check the following box. [x]

It is proposed that this filing will become effective (check appropriate box)

[ ] when declared effective pursuant to section 8 (c)
[ ] immediately upon filing pursuant to paragraph (b)
[X] on August 1, 2004 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)
[ ] on (date) pursuant to paragraph (a) of Rule 486

[ ] This post-effective amendment designates a new effective date for a previously filed registration statement.











AUGUST 1, 2004


Prospectus Class A, B & C

Franklin Mutual Recovery Fund




[Insert Franklin Templeton Investments logo]

Franklin Mutual Recovery Fund (Fund) is a closed-end investment company. Its principal investment goal is capital appreciation. Franklin Mutual Advisers, LLC, is the Fund's manager. The manager makes all investment decisions for the Fund and seeks to achieve superior risk adjusted returns with a low correlation to the U.S. equity markets by taking long and short positions in equity and fixed income securities.


Please read this prospectus before investing, and keep it for future reference. It contains important information about the Fund, that you should know before investing in the Fund, including how the Fund invests and the services available to shareholders.

To learn more about the Fund and its policies, you may request a copy of the Fund's Statement of Additional Information (SAI), dated August 1, 2004, which we may amend from time to time.

We have filed the SAI with the Securities and Exchange Commission (SEC) and have incorporated it by reference into this prospectus.

For a free copy of the SAI or a larger print version of this prospectus, contact your investment representative or call 1-800/DIAL BEN(R). The Table of Contents of the SAI appears on page 72 of this prospectus.


SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT. SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investment in the Fund involves significant risk and is suitable only for persons who can bear the economic risk of the loss of their investment. You should carefully consider these risks before investing in the Fund. Please see "MAIN RISKS."


THIS PROSPECTUS IS NOT AN OFFERING OF THE SHARES HEREIN DESCRIBED IN ANY STATE, JURISDICTION OR COUNTRY IN WHICH THE OFFERING IS NOT AUTHORIZED. NO SALES REPRESENTATIVE, DEALER, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. FURTHER INFORMATION MAY BE OBTAINED FROM FRANKLIN TEMPLETON DISTRIBUTORS,
INC.(DISTRIBUTORS).

      The Fund began offering its shares and began investment operations on June 2, 2003. The Fund engages in a continuous offering of shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares and has registered 30,000,000 shares. Shares are offered at a price equal to the next determined public offering price per share (Offering Price) after receipt of a purchase order. The Offering Price is the net asset value (NAV) plus any applicable sales charge. Please see "Choosing A Share Class - SALES CHARGE - CLASS A, SALES CHARGE - CLASS B, SALES CHARGE
      - CLASS C, and EARLY WITHDRAWAL CHARGE - CLASS A, B & C" (beginning on page 28). The price of shares will fluctuate, depending upon the Fund's NAV, which, as of July 2, 2004, was: $12.04 for Class A; $12.00 for Class B; and $12.00 for Class C.


The proceeds to the Fund of the offering of the 22,412,537 shares previously registered and not issued or distributed are estimated at $246,897,243 and, subject to the initial sales charges for Class A shares, the expenses of issuance and distribution/1 and any repurchases, will be invested by the Fund over the course of the continuous offering.

1. The expenses of issuance and distribution for such shares are estimated at $562,331 which includes, in addition to other expenses, $22,494 for government and self-regulatory organization filing fees and $305,635 for accounting and transfer agent fees.

The manager and its affiliates may pay from their own resources additional compensation to securities dealers in connection with the sale and distribution of the shares.


No market currently exists for Fund shares. It is not currently anticipated that a secondary market will develop for the shares. The Fund, the manager and Distributors do not intend to make a secondary market in shares or to list shares on any securities exchange or for quotation on any over-the-counter market. Fund shares are not readily marketable. As a consequence, you should consider the shares to be an illiquid investment. This means that you may not be able to freely sell your shares.


To provide shareholders a means to sell their shares at NAV, the Fund will make quarterly Repurchase Offers to repurchase shares from shareholders. Each Repurchase Offer will be for a specified percentage (between 5% and 25%) of the Fund's outstanding shares set by the Fund's Board of Trustees. Shares will be repurchased at the NAV determined as of the close of business (1:00 p.m., Pacific time) on the day the Repurchase Offer ends or within a maximum of fourteen days after the Repurchase Offer ends as described in "Periodic Offers By the Fund to Repurchase Shares From Shareholders." Each Repurchase Offer will last for a period between three and six weeks. The Fund will send to its shareholders a written notification about each Repurchase Offer at the beginning of the Repurchase Offer. Early Withdrawal Charges, which are similar to contingent deferred sales charges for open-end mutual funds, apply to repurchases of Class B or Class C shares within set periods after their purchase. Please see "Periodic Offers by the Fund to Repurchase Shares From Shareholders."

            The date of this Prospectus and Statement of Additional
                         Information is August 1, 2004.


TABLE OF CONTENTS

Expense Summary........................................  2

Financial Highlights...................................  4

Information About the Fund.............................  7

Use of Proceeds from Sales of Shares...................  9

Investment Goal and Strategies.........................  10

Main Risks.............................................  14

Management.............................................  22

Portfolio Transactions by the Fund.....................  26

Investment Performance Information.....................  27

Choosing a Share Class......... .......................  28

Buying Shares..........................................  33

Dealer Compensation ...................................  38

Periodic Offers by the Fund to
Repurchase Shares from Shareholders....................  39

Exchanging Shares......................................  45

Distributions and Taxes................................  54

Description of Shares..................................  58

Transaction Procedures and Special Requirements........  62

Services to Help You Manage Your Account...............  66

What If I Have Questions About My Account?.............  71

Additional General Information.........................  71

Table of Contents of
Statement of Additional Information....................  72



FRANKLIN
MUTUAL RECOVERY FUND


August 1, 2004



P.O. Box 997151 Sacramento, CA 95899-9983


1-800/DIAL BEN(R)

EXPENSE SUMMARY

This table is designed to help you understand the costs of investing in the Fund. The Fund's actual expenses may vary.



SHAREHOLDER FEES            (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
--------------------------------------------------------------------
                                     CLASS A      CLASS B   CLASS C
--------------------------------------------------------------------
Maximum sales charge (load) as a
percentage of Offering Price         5.75%        4.00%     1.00%
--------------------------------------------------------------------
  Load imposed on purchases          5.75%        None      None
--------------------------------------------------------------------
  Maximum deferred sales charge      None/1       4.00%/2   1.00%
(load)
--------------------------------------------------------------------
Redemption (repurchase) fee on     2.00%        2.00%     2.00%
shares sold within 5 New York Stock
Exchange trading days following their
purchase date/3
--------------------------------------------------------------------

Please see "Choosing a Share Class" on page 28 for an explanation of how and when these sales charges apply.

ANNUAL FUND OPERATING EXPENSES  (EXPENSES DEDUCTED FROM FUND ASSETS)4
--------------------------------------------------------------------
                                         CLASS A   CLASS B   CLASS C
--------------------------------------------------------------------
Management fees/5                        1.50%     1.50%     1.50%
--------------------------------------------------------------------
Distribution and service fees            0.35%     1.00%     1.00%
--------------------------------------------------------------------
Other expenses (including                1.60%     1.60%     1.60%
administration fees)
--------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES     3.45%     4.10%     4.10%
--------------------------------------------------------------------

1. There is a 1% Early Withdrawal Charge that applies to investments of $1 million or more (see page 28) and purchases by certain retirement plans without an initial sales charge.
2. Early Withdrawal Charge declines to zero after six years.
3. The redemption (repurchase) fee is calculated as a percentage of the amount repurchased (using standard rounding criteria), and may be charged when you sell or exchange your shares or if your shares are involuntarily repurchased. The fee is limited to shares bought within 5 days of repurchase request deadline. The fee is retained by the Fund and generally withheld from redemption proceeds. For more details, see "Redemption (repurchase ) Fee" section.
4. The Fund began offering Class A, B and C shares on November 3, 2003. Total annual Fund operating expenses are annualized.
5. The management fee is the Fund's annual base management fee. During the first 12 months of the Fund's operations, the management fee was charged at the base fee of 1.50% of the Fund's average daily net assets, with no performance adjustment made. Thereafter, on a monthly basis, the base fee either remains unadjusted or is adjusted up or down depending upon the investment return of the Fund's Advisor Class shares, over the prior 12-month rolling period, compared to the investment return of the Bloomberg/EFFAS U.S. Government 3-5 Years Total Return Index, the Fund's benchmark. The maximum or minimum adjustment at an annual rate will be 1%. As a result, the Fund could pay an annualized management fee in the range of 0.50% to 2.50% of the Fund's average daily net assets.


EXAMPLE


This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

o You invest $1,000 for the periods shown;

o Your investment has a 5% return each year; and

o The Fund's operating expenses remain the same.

The Example should not be considered a representation of future expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

----------------------------------------------------------------------
                               1 YEAR    3 YEARS  5 YEARS   10 YEARS
----------------------------------------------------------------------
If you sell your shares at the end of the period:
----------------------------------------------------------------------
CLASS A                        $90/1     $157     $226      $409
----------------------------------------------------------------------
CLASS B                        $81       $155     $230      $415/2
----------------------------------------------------------------------
CLASS C/3                      $51       $125     $210      $429
----------------------------------------------------------------------
If you do not sell your shares:
----------------------------------------------------------------------
CLASS B                        $41       $125     $210      $415/2
----------------------------------------------------------------------
CLASS C/3                      $41       $125     $210      $429
----------------------------------------------------------------------

1. Assumes an Early Withdrawal Charge will not apply.
2. Assumes conversion of Class B shares to Class A shares after eight years, lowering your annual expenses from that time on.
3. Revised to show the elimination of the initial sales charge on January 1, 2004. The actual costs were $61, $133, $218 and $435, respectively, if you sell your shares at the end of the period or $51, $133, $218 and $435, respectively, if you do not sell your shares.

FINANCIAL HIGHLIGHTS

This table presents the Fund's financial performance since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. This information has been audited by Ernst & Young LLP, whose report, along with the Fund's financial statements, are included in the annual report, which is available upon request.


CLASS A                         YEAR ENDED MARCH 31,
----------------------------------------------------
                                        2004/1
----------------------------------------------------
PER SHARE DATA ($)
----------------------------------------------------
Net asset value,
beginning of year                          11.10
----------------------------------------------------
  Net investment income
(loss)/2                                   (.04)
----------------------------------------------------
  Net realized and
unrealized gains                            .90
----------------------------------------------------
  Total from investment operations          .86
----------------------------------------------------
  Distributions from net
  investment income                        (.01)
----------------------------------------------------
  Distributions from net
  realized gains                           (.04)
----------------------------------------------------
Total distributions                        (.05)
----------------------------------------------------
Net asset value, end of                    11.91
year
----------------------------------------------------
Total return (%)/3                          7.77
----------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
----------------------------------------------------
Net assets, end of year
($ x 1,000)                               24,225
----------------------------------------------------
Ratios to average net
assets: (%)*
----------------------------------------------------
  Expenses/4                              3.45/5
----------------------------------------------------
  Net investment income                   (.89)/5
----------------------------------------------------
Portfolio turnover rate (%)               129.60
----------------------------------------------------
*Ratio to average net assets, excluding dividend expense on securities sold short:
Expenses................................... 3.36/5


CLASS B                         YEAR ENDED MARCH 31,
----------------------------------------------------
                                              2004/1
----------------------------------------------------
PER SHARE DATA ($)
----------------------------------------------------
Net asset value,
beginning of year                          11.10
----------------------------------------------------
  Net investment income
(loss)/2                                    (.07)
----------------------------------------------------
  Net realized and
unrealized gains                             .91
----------------------------------------------------
Total from investment
operations                                   .84
----------------------------------------------------
  Distributions from net
  investment income                         (.01)
----------------------------------------------------
  Distributions from net
  realized gains                            (.04)
----------------------------------------------------
Total distributions                         (.05)
----------------------------------------------------
NET ASSET VALUE, END OF YEAR               11.89
----------------------------------------------------
Total return (%)/3                           7.55
----------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
----------------------------------------------------
Net assets, end of year
($ x 1,000)                                1,892
----------------------------------------------------
Ratios to average net
assets: (%)*
----------------------------------------------------
  Expenses/4                                4.10/5
----------------------------------------------------
  Net investment income                    (1.47)/5
----------------------------------------------------
Portfolio turnover rate (%)               129.60
----------------------------------------------------
*Ratio to average net assets, excluding dividend expense on securities sold short:
Expenses..................................  4.00/5


CLASS C                         YEAR ENDED MARCH 31,
----------------------------------------------------
                                              2004/1
----------------------------------------------------
PER SHARE DATA ($)
----------------------------------------------------
Net asset value,
beginning of year                          11.10
----------------------------------------------------
  Net investment income
(loss)/2                                    (.07)
----------------------------------------------------
  Net realized and unrealized                .91
  gains
----------------------------------------------------
Total from investment
operations                                   .84
----------------------------------------------------
  Distributions from net
  investment income                         (.01)
----------------------------------------------------
  Distributions from net
  realized gains                            (.04)
----------------------------------------------------
Total distributions                         (.05)
----------------------------------------------------
NET ASSET VALUE, END OF YEAR               11.89
----------------------------------------------------
Total return (%)/3                          7.54
----------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
----------------------------------------------------
Net assets, end of year
($ x 1,000)                               16,887
----------------------------------------------------
Ratios to average net assets: (%)*
----------------------------------------------------
  Expenses/4                                4.10/5
----------------------------------------------------
  Net investment income                    (1.52)/5
----------------------------------------------------
Portfolio turnover rate (%)               129.60
----------------------------------------------------
*Ratio to average net assets, excluding dividend expense on securities sold short:
Expenses.................................  4.02/5


1. For the period November 3, 2003 (inception date) to March 31, 2004.
2. Based on average daily shares  outstanding.
3. Total return does not include sales charges and is not annualized.
4. Includes dividend expense on securities sold short which varies from period to period. See below for expense ratios that reflect consistent operating expenses.
5. Annualized.




INFORMATION ABOUT THE FUND

THE FUND
The Fund is a closed-end management investment company. It was formed as a Delaware statutory trust on January 31, 2003, and is registered with the SEC. The Fund's principal business is investing its assets by purchasing and selling securities on an ongoing basis, as described in this prospectus. The Fund does not issue redeemable shares (shares that you may redeem at any time). See "Periodic Offers by the Fund to Repurchase Shares from Shareholders." The Fund offers multiple classes of shares and has adopted distribution plans for its classes of shares pursuant to an order of exemption granted by the SEC (Order). The Order is conditioned on the Fund complying with provisions of the 1940 Act and rules under the 1940 Act that are applicable to open-end investment companies, particularly with respect to offering multiple classes of shares, adopting distribution plans under Rule 12b-1 and imposing deferred sales charges or early withdrawal charges.

CONTINUOUS OFFERING
The Fund began offering its shares on June 2, 2003. The Fund engages in a continuous offering of shares, at a price equal to the Offering Price per share, next determined after a purchase order is received.


Franklin Templeton Distributors, Inc. (Distributors), One Franklin Parkway, San Mateo, CA 94403-1906, and other securities dealers that have entered into selected dealer agreements with Distributors, offer and sell shares of the Fund on a continuous basis.

The minimum initial purchase is $10,000 and the minimum subsequent investment in the continuous offering is $1,000 (please see page 33). The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time. Any purchase order may be rejected by Distributors or the Fund. Distributors or the Fund also may suspend the continuous offering of shares at any time.

The Fund is designed primarily for long-term investors. It should not be considered a vehicle for short-term trading purposes, given its lack of a secondary market and its initial sales loads and/or Early Withdrawal Charges.

PERIODIC OFFERS TO REPURCHASE SHARES FROM SHAREHOLDERS
The Fund does not intend to list shares on any securities exchange or arrange for their quotation on any over-the-counter market. Because a secondary market does not currently exist for the Fund's shares and one is not likely to develop, the shares are not readily marketable and the Fund has adopted a fundamental policy to offer each quarter to repurchase a portion of the shares outstanding. In response to each Repurchase Offer, shareholders may choose to tender their shares to the Fund for repurchase. Repurchase Offers occur at a price per share equal to the NAV per share of the shares determined as of the close of business (1:00 p.m. Pacific time) on the day the Repurchase Offer ends or within a period of fourteen days after the Repurchase Offer ends. Each Repurchase Offer will last for a period between three and six weeks. Shareholders will be notified in writing at the beginning of each Repurchase Offer.

Class C shares that have been held for less than 12 months and certain Class A shares that have been held for less than 18 months and that are repurchased by the Fund in a Repurchase Offer will be subject to an Early Withdrawal Charge of 1%. Class B shares will be subject to an Early Withdrawal Charge in accordance with the schedule set forth on page 29. The Early Withdrawal Charge will be imposed against the lesser of the then current NAV or the original purchase price of the tendered shares. Certain waivers of this charge may apply. A short-term trading redemption (repurchase) fee may be assessed on any Fund shares in a Fund account that are sold (by repurchase, whether voluntary or involuntary, or exchange) within five (5) New York Stock Exchange trading days following their purchase date. Please see "Exchanging Shares - Redemption (repurchase) Fee" section (beginning on page 51).


Under certain limited circumstances, the Fund may suspend or postpone a quarterly Repurchase Offer for the repurchase of shares from the Fund's shareholders. (The Fund must meet certain regulatory requirements and must give notice to shareholders in order to suspend or postpone a Repurchase Offer.) In that event, shareholders will likely be unable to sell their shares until the suspension or postponement ends. The Fund, the manager and Distributors are prohibited from making a market in the Fund's shares as long as the Fund continues to publicly offer shares.


INVESTMENT MANAGER
Franklin Mutual Advisers, LLC (Franklin Mutual or the manager) provides investment management oversight to the Fund. The manager provides similar services to other funds. The manager is an indirect, wholly owned subsidiary of Franklin Resources, Inc. (Resources), a publicly owned company engaged in the financial services industry through its subsidiaries. Together, the manager and its affiliates manage $345 billion in assets. See "Management."

DISTRIBUTIONS
Income dividends and capital gain distributions, if any, will be distributed annually, usually in December. Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return on an investment in the Fund. You may elect to have distributions automatically reinvested in additional shares. See "Income Dividends and Capital Gain Distributions" and "Tax Considerations."


USE OF PROCEEDS FROM SALES OF SHARES

The net proceeds from the sale of shares are invested in accordance with the Fund's investment goal and policies as soon as practicable. The Fund's immediate ability to pursue its investment goal will depend on economic and market conditions. If the manager determines that market conditions are not suitable for implementing its investment strategies, the manager will initially invest the proceeds in short-term debt obligations. Investments in these short-term investments may reduce the Fund's investment returns.

INVESTMENT GOAL AND STRATEGIES


GOAL

The principal investment goal of the Fund is capital appreciation. The Fund seeks to achieve superior risk adjusted returns with a low correlation to the U.S. equity markets by investing in equity and debt instruments in the three categories described below. Such investments can be either long or short positions and can utilize a limited amount of leverage.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund seeks investments in the following three general categories:

o Distressed Companies - Securities of companies that are, have been, or are about to be involved in reorganizations, financial restructurings or bankruptcy or are otherwise experiencing severe financial or operational difficulties.

o Risk Arbitrage Securities - Securities of companies involved in restructurings (such as mergers, acquisitions, consolidations, liquidations, spinoffs, or tender or exchange offers) or that the manager believes are cheap relative to an economically equivalent security of the same or another company.

o Undervalued Securities - Securities which the manager believes are trading at a price substantially below (long) or above (short) their intrinsic value.

The availability of investments at attractive prices in each of these categories varies with market cycles. Therefore, the percentage of the Fund's assets invested in each of these areas fluctuates as the manager attempts to exploit opportunities afforded by cyclical changes. Currently, the Fund's manager expects to focus the Fund's investment program primarily in Distressed Companies. However, as market cycles fluctuate, the percentage of the Fund's assets invested in Risk Arbitrage and Undervalued Securities could increase substantially. The Fund is non-diversified and has no pre-set limits as to the percentage of its portfolio that may be invested in equity or debt securities. The Fund does not currently intend to concentrate its investments in any particular industries but, from time to time, may do so in response to cyclical changes and the manager's reallocation of assets between the three general categories.

The Fund's investments in the Distressed Companies category typically involve debt securities. Such debt investments will usually take the form of bonds or senior or other bank debt of the issuer which generally are in default or are at substantial risk of default (Distressed Debt). Because of the reduced expectation that issuers of Distressed Debt will be able to pay the interest due on such debt in a timely manner, Distressed Debt typically trades at significant discounts to their nominal face value. The Fund typically invests in Distressed Debt not with an expectation of receiving income, but rather because of the manager's belief that Distressed Debt offers opportunities to achieve capital appreciation in a subsequent restructuring, often within the context of a bankruptcy. Debt securities generally have priority over equity securities in a restructuring of a Distressed Company and will ordinarily have a preferred position with respect to the issuer's assets.

The Fund may invest without limit in debt securities in any rating category established by an independent rating agency, including lower-rated (or comparable unrated) or defaulted debt securities. The Fund's investments in Distressed Companies typically involve the purchase of bank debt, defaulted bonds or other indebtedness of such companies. The Fund also may purchase loan participation interests, trade claims and other similar direct obligations or claims against Distressed Companies.

Investments in the Undervalued Securities and Risk Arbitrage Securities categories generally are in equities. In a typical Risk Arbitrage situation relating to an announced merger, acquisition, or other corporate restructuring, the Fund takes a long position in one of the entities participating in the event while taking a short position in the other entity.


The Fund buys stocks "long" that it believes will go up in price and sells stocks "short" that it believes will go down in price. When the Fund takes a long position, it purchases a stock outright. When the Fund takes a short position, it sells a stock it does not own at the current market price and delivers to the buyer a stock that it has borrowed. To close out, or terminate, the short position, the Fund buys the same stock in the market and returns it to the lender. The Fund makes money when the market price of the stock goes down after the short sale. Conversely, if the price of the stock goes up after the sale, the Fund loses money because it will have to pay more to replace the borrowed stock than it received when it sold the stock short.

In order to take advantage of opportunities to buy more stock, the Fund may borrow money from banks (be leveraged). The manager's use of leverage will also most often be in connection with Risk Arbitrage situations.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest, and the Fund may invest a significant portion of its assets in smaller capitalization companies. It is anticipated that the Fund's portfolio typically will have a long bias (i.e., will be net long). While the Fund generally purchases securities for investment purposes, the manager may also be a proponent, in situations where it believes it is appropriate, of shareholder activism in the furtherance of corporate governance or other measures, and may seek to influence or control management of a company in which it invests, or invest in other companies that do so, when the manager believes such actions will increase the value of the Fund's portfolio holdings.

While sharing a similar value-oriented approach as that followed by the open-end investment companies managed by the manager, as a closed-end fund the Fund has greater flexibility to invest in illiquid positions and in positions with little or no public float, and to invest proportionately more of its portfolio in distressed, risk arbitrage or other special situations in response to cyclical market changes.


The Fund may invest a substantial portion of its assets in foreign securities, which may include sovereign debt and participations in foreign government debt. For such investments, the Fund generally seeks to hedge (protect) against currency risks, largely using forward currency exchange contracts.

PORTFOLIO SELECTION

The manager employs a research driven, fundamental value strategy for the Fund. In choosing investments, the manager focuses on the market price of a company's securities relative to the manager's own evaluation of the company's asset value, including an analysis of book value, cash flow potential, long-term earnings, and multiples of earnings of comparable securities of both public or private companies. The prices of debt obligations of Distressed Companies may be "cheap" relative to the value of the company's assets. The Fund may invest in such securities, for example, if the manager believes the market may have overreacted to adverse developments or failed to appreciate positive changes. Similarly, prices of Undervalued Securities are considered "cheap" relative to the company's perceived value and are often out of favor with other investors. The manager examines each investment separately and there are no set criteria as to specific value parameters, asset size, earnings or industry type.

TEMPORARY INVESTMENTS

The manager may keep a portion, which may be significant at times, of the Fund's assets in cash, U.S. government or agency issued securities, or invested in short-term, highly liquid money market instruments, when it believes that insufficient investment opportunities meeting the Fund's investment criteria exist or that it may otherwise be necessary to maintain liquidity. For example, when prevailing market valuations for securities are high, there may be fewer securities available at prices below what is believed to be their intrinsic value. In addition, when the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of the Fund's assets in a temporary defensive manner by holding all or a substantial portion of the Fund's portfolio in cash and/or the cash equivalents described above. In these circumstances, the Fund may be unable to achieve its investment goals.

MAIN RISKS

DISTRESSED INVESTING

Distressed assets are private or public securities of companies that are in, have been in or about to enter bankruptcy or are otherwise experiencing severe financial or operational difficulties. Publicly available information concerning distressed assets is often less extensive and less reliable in comparison to other securities. Consequently, the market for distressed assets is often inefficient in comparison to securities traded on major securities exchanges and short-term volatility can be extreme and liquidity can vanish almost instantaneously. In addition, the manager will frequently take significant positions in distressed assets and seek to exert significant influence in the restructuring of the issuer. The concentrated nature of such holdings and/or the increased potential for obtaining material, non-public information concerning the issuer heighten the risk that the Fund would be constrained in its ability to trade such positions. See "LIQUIDITY" below.


Although distressed assets may already be trading at substantial discounts to prior market values, there is significant risk that the financial, legal or other status of the issuer may deteriorate even further. Access to financing is more difficult for distressed issuers, and relationships with customers and vendors often get worse as the issuer's financial posture weakens. Financial restructurings are subject to numerous factors beyond the control or anticipation of any of the parties involved, and the eventual timing and form of restructuring may be far different than anticipated by the manager.

Distressed assets can take the form of publicly traded senior and subordinated bonds, but many distressed debt obligations have no regulated market such as bank loans, trade claims and consumer loans.


LIQUIDITY

The Fund may invest a substantial portion of its net assets in securities that have restrictions on the Fund's ability to sell the security and other securities with a limited trading market. Reduced liquidity may have an adverse impact on market price and the Fund's ability to sell particular securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of an issuer. Reduced liquidity in the secondary market for certain securities also may make it more difficult for the Fund to obtain market quotations based on actual trades for the purpose of valuing the Fund's portfolio.

LOWER-RATED AND UNRATED DEBT SECURITIES

Securities rated below investment grade, sometimes called "junk bonds," and the type of unrated debt securities purchased by the Fund, generally are considered to have more risk than higher-rated securities. Companies issuing such securities generally are more likely to fail to make principal and interest payments when due than higher-rated securities. They also may fluctuate more in price, and are less liquid than higher-rated securities. Their prices are especially sensitive to developments affecting the company's business and to ratings changes, and typically rise and fall in response to factors that affect the company's stock prices. Companies issuing such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, than better capitalized companies.

LOAN PARTICIPATIONS AND TRADE CLAIMS

The Fund may purchase trade claims and other similar direct obligations or claims against companies in bankruptcy. Trade claims are generally purchased from creditors of the bankrupt company and typically represent money due to a supplier of goods or services to the company. When the Fund purchases a trade claim, there is no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim.

The purchase of indebtedness or loan participations of a troubled company always involves a risk as to the creditworthiness of the issuer and the possibility that principal invested may be lost. In addition to these risks, purchasers of participations take on the risk as to the creditworthiness of the bank or other financial intermediary issuing the participation. Purchasers of participations must also rely on the financial institution issuing the participation to assert any rights against the borrower with respect to the underlying indebtedness.

VALUE INVESTING

Value investments may not increase in price as anticipated by the manager, and may decline even further if other investors fail to recognize the company's value, or favor investing in faster-growing companies, or if the factors that the manager believes will increase the price do not occur.

The Fund's bargain-driven focus may result in the Fund choosing securities that are not widely followed by other investors; "cheaply" priced securities also may include companies reporting poor earnings, companies whose share prices have declined sharply (sometimes growth companies that have recently stumbled) to levels considered "cheap" in the manager's opinion, turnarounds, cyclical companies, or companies emerging from bankruptcy, all of which may have a higher risk of continuing to be ignored or rejected, and therefore, remaining undervalued by the market or decreasing further in value.

CREDIT

An issuer may be unable to make interest payments and repay principal. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value and, thus, impact the Fund's performance.

DISTRESSED COMPANIES

Debt obligations of Distressed Companies typically are unrated, have ratings lower than "investment grade," or are in default or close to default and may become worthless. Please see "Lower-Rated and Unrated Debt Securities" above.

RISK ARBITRAGE

A merger or other restructuring or tender or exchange offer proposed at the time the Fund invests in a Risk Arbitrage Securities position may not be completed on the terms contemplated or within the time frame anticipated by the manager, resulting in losses to the Fund. Such losses would be magnified to the extent that the Fund uses leverage to increase its stake in a Risk Arbitrage Securities.

SECTOR FOCUS

Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole. Although the manager does not currently expect to concentrate the Fund's investments in any one sector, it may, based on cyclical changes in the market, allocate more of the Fund's portfolio holdings to a particular sector. In such case, the Fund's performance will be more susceptible to any economic, business or other developments that generally affect that sector.

FOREIGN SECURITIES

Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks can increase the potential for losses in the Fund and affect its share price.


CURRENCY EXCHANGE RATES. Foreign securities may be issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth less in U.S. dollars.

POLITICAL AND ECONOMIC DEVELOPMENTS. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.

TRADING PRACTICES. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Fund's assets) also may involve delays in payment, delivery or recovery of money or investments.

AVAILABILITY OF INFORMATION. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

LIMITED MARKETS. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices.


STOCKS

While stocks, as a class, have historically outperformed other types of investments over the long term, individual stock prices tend to go up and down more dramatically over the short term. These price movements may result from factors affecting individual companies or industries, or the securities market as a whole.

SMALLER COMPANIES

While smaller companies may offer substantial opportunities for capital growth, they also involve substantial risks and should be considered speculative. Historically, smaller company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller companies to changing economic conditions. In addition, smaller companies may lack depth of management, be unable to generate funds necessary for growth or development, or be developing or marketing new products or services for which markets are not yet established and may never become established.

SHORT SALES

It is possible that the Fund's long positions will decline in value at the same time that the value of the stocks sold short increases, thereby increasing the potential for loss. The Fund may not always be able to close out a short position at a particular time or at an acceptable price. A lender may request the borrowed securities be returned to it on short notice, and the Fund may have to buy the borrowed securities at an unfavorable price. If this occurs at a time when other short sellers of the same security also want to close out their positions, a "short squeeze" can occur. A short squeeze occurs when demand is greater than supply for the stock sold short. A short squeeze makes it more likely that the Fund will have to cover its short sale at an unfavorable price. If that happens, the Fund will lose some or all of the potential profit from, or even incur a loss as a result of, the short sale.

Until the Fund replaces a borrowed security, it will maintain daily a segregated account with a broker or custodian, as required by law. The Fund is also required to repay the lender any dividends or interest that accrue on the stock during the period of the loan. Depending on the arrangements made with the broker or custodian, the Fund may or may not receive any payments (including interest) on collateral deposited with the broker or custodian.

In addition, short selling may produce higher than normal portfolio turnover and result in increased transaction costs to the Fund.

DIVERSIFICATION

The Fund is a non-diversified fund. It may invest a greater portion of its assets in the securities of one issuer than a diversified fund. The Fund may be more sensitive to economic, business, political or other changes affecting similar issuers or securities, which may result in greater fluctuation in the value of the Fund's shares. The Fund, however, intends to meet certain tax diversification requirements.

DERIVATIVE SECURITIES

The Fund generally seeks to hedge (protect) against currency risks, largely using forward foreign currency exchange contracts, where available and when, in the manager's opinion, it would be advantageous to the Fund. A forward foreign currency exchange contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. Forward foreign currency exchange contracts may reduce the risk of loss from a change in value of a currency, but they also limit any potential gains and do not protect against fluctuations in the value of the underlying position.

Forward foreign currency exchange contracts are considered derivative investments, because their value depends on the value of an underlying asset to be purchased or sold. The Fund's investments in derivatives may involve a small investment relative to the amount of risk assumed. To the extent the Fund enters into these transactions, its success will depend on the manager's ability to predict market movements, and their use may have the opposite effect of that intended. Risks include potential loss due to the imposition of controls by a government on the exchange of foreign currencies, delivery failure, default by the other party, or inability to close out a position because of the trading market becoming illiquid.

RISK OF DECLINE IN NAV DUE TO REPURCHASES; INABILITY TO LIQUIDATE SHARES

The NAV may decline as a result of the Fund's sales of portfolio securities to finance a Repurchase Offer. The Fund may be required to sell portfolio securities to raise cash to finance a Repurchase Offer, which may cause the market prices of the Fund's portfolio securities, and hence the Fund's NAV, to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date the Repurchase Offer is priced. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the consideration received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund's transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund. Accordingly, because of the Repurchase Offer, the Fund's NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceed the Repurchase Offer amount.

ANTI-TAKEOVER PROVISIONS

The Fund's Declaration of Trust contains terms that limit the ability of other entities or persons to acquire control of the Fund or to change its Board of Trustees. These provisions may limit opportunities for the shares to increase in value through a merger, acquisition or similar change in the Fund because a third party will be discouraged from attempting to institute such changes in the Fund. The terms, at the same time, present advantages, such as potentially increasing the Board of Trustees' ability to (i)negotiate to increase the value of change for the Fund's shareholders, and (ii) facilitate the continuity of the Fund's management and investment goal and strategies. See "Description of Shares
- Certain Anti-Takeover Provisions in the Declaration of Trust."

EFFECTS OF BORROWING AND LEVERAGE

Although there is no current intent to do so, the Fund is authorized to borrow money to take advantage of opportunities to buy more stock, to meet unfunded commitments in connection with investments or to make repurchases of shares in Repurchase Offers for its shares. There is a risk that the costs of borrowing may exceed the income and appreciation, if any, on assets acquired with the borrowed funds. If this occurs, the use of leverage will reduce the investment performance of the Fund compared with what it would have been without leverage. When the Fund borrows money, the lender will have the right to receive scheduled interest and principal payments. The lender's right to such payments will be senior to those of the holders of Fund shares. The terms of any such borrowing may limit certain activities of the Fund, including the payment of dividends to holders of Fund shares.


Subject to its ability to liquidate its relatively illiquid portfolio securities, the Fund intends to repay the borrowings in the event that the borrowings would impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Interest payments and fees paid by the Fund on any borrowings will reduce the amount of income it has available to pay as dividends to the Fund's shareholders.

The Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate.

Leverage creates certain risks for holders of Fund shares. Leveraging by the Fund creates an opportunity for greater total return but, at the same time, increases exposure to losses. The NAV of Fund shares may be more volatile than if the Fund were not leveraged.


MANAGEMENT

On February 4, 2004, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (MA Division) filed an administrative complaint against Franklin Resources, Inc. and certain of its subsidiaries, including Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc. (Company), alleging violations of the Massachusetts Uniform Securities Act. The complaint arises from activity that occurred in 2001, and alleges that, during such time, an officer of a Company subsidiary was negotiating an agreement with an investor relating to investments in a mutual fund and a hedge fund. The MA Division's complaint seeks an order for the Company to permanently cease and desist from violations of the anti-fraud provisions of the Massachusetts Uniform Securities Act, disgorge any illegal profits back to the mutual fund's shareholders and pay an administrative fine.

The Company, in addition to most of the mutual funds within Franklin Templeton Investments, has been named in shareholder class actions related to the matter described above that were filed in the United States District Courts in California, Florida, Nevada, New Jersey and New York. These parties, as well as certain of the mutual funds' trustees/directors, have also been named in a shareholder class action filed in March 2004 in the United States District Court in New Jersey. This lawsuit alleges violations of certain provisions of the federal securities laws and state common law fiduciary obligations in connection with Rule 12b-1 fees and brokerage commissions paid by the mutual funds. These lawsuits seek damages of unspecified amounts. The Company believes that the claims made in the lawsuits are without merit and it intends to defend vigorously against the allegations. It is anticipated that additional similar civil actions related to the matters described above may be filed in the future.

The Staff of the U.S. Securities and Exchange Commission (SEC) has informed the Company that it intends to recommend that the SEC authorize an action against Franklin Advisers, Inc. (adviser to many of the funds, and affiliate to the other funds' advisers) relating to the frequent trading issues that are the subject of the SEC's investigation. These issues were previously disclosed by the Company as being under investigation by government authorities and the subject of an internal inquiry by the Company in its Annual Report on Form 10-K and on its public website. The Company currently is in discussions with the SEC Staff in an effort to resolve the issues raised in the Staff's investigation. Such discussions are preliminary and the Company cannot predict the likelihood that those discussions will result in a settlement and, if so, the terms of such settlement. The impact, if any, of these matters on the Funds is uncertain at this time. If it is found that the Company bears responsibility for any unlawful or improper conduct, the Company has committed to making the funds or their shareholders whole, as appropriate. Any further updates on these matters will be disclosed on the Company's website at franklintempleton.com under "Statement on Current Industry Issues."


THE BOARD OF TRUSTEES (BOARD). The Board oversees the management of the Fund and elects its officers. The officers are responsible for the Fund's day-to-day operations.


INVESTMENT MANAGER. Franklin Mutual, 51 John F. Kennedy Parkway, Short Hills, NJ 07078, is the Fund's investment manager. Franklin Mutual makes all day-to-day investment decisions on behalf of the Fund. Together, the manager and its affiliates manage $345 billion in assets. The investment manager may delegate certain risk management compliance and other portfolio monitoring functions to its affiliates.


Please see "Investment Management and Other Services" and "Miscellaneous Information" in the SAI for information on securities transactions.

PORTFOLIO MANAGERS.


MICHAEL EMBLER, VICE PRESIDENT OF FRANKLIN MUTUAL
Mr. Embler has been a manager of the Fund since inception. He joined Franklin Templeton Investments in 2001. Previously, he was a Managing Director at Nomura Holding America, Inc.

ERIC M. YIP, ASSISTANT PORTFOLIO MANAGER
Mr. Yip has been an assistant portfolio manager or the Fund since August 2004. He joined Franklin Templeton Investments in 2003. Previously, he was an analyst and later an Assistant Vice President with Stanfield Capital Partners.



MANAGEMENT FEES. The Fund pays Franklin Mutual a fee for managing the Fund's assets. The fee paid to Franklin Mutual is comprised of two components. The first component is an annual base fee equal to 1.50% of the Fund's average daily net assets. The second component is a performance adjustment that either increases or decreases the base fee, depending on how the Fund's Advisor Class has performed relative to its benchmark, the Bloomberg/EFFAS U.S. Government 3-5 Years Total Return Index. The maximum performance adjustment upward or downward is 1.00% annually. Depending on the performance of the Fund, during any fiscal year, Franklin Mutual may receive as much as 2.50% or as little as 0.50% in management fees. Though not detailed in the table below, the upward or downward adjustment to the fee will be made at the rate of 0.01% in the fee rate for each increment of 0.05% change in the differential between the investment performance of the Fund and the investment record of the benchmark. No adjustment will be made unless such differential exceeds plus or minus 1.00%. During the first twelve months of the Fund's operations, the management fee will be charged at the base fee of 1.50%, with no performance adjustment.


INVESTMENT MANAGEMENT FEE SCHEDULE
REFLECTING PERFORMANCE ADJUSTMENT AFTER TWELVE MONTHS OF OPERATION
----------------------------------------------------------------------------
    % PERFORMANCE DIFFERENCE             INVESTMENT
    BETWEEN FUND AND                     MANAGEMENT FEE
    BLOOMBERG/EFFAS                      (ANNUAL RATE)
----------------------------------------------------------------------------

          5% or more                     2.50%
          4%                             2.30%
          3%                             2.10%          Outperformance
          2%                             1.90%
          1%                             1.70%
----------------------------------------------------------------------------
          0%                             1.50%    No Performance adjustment to
                                                  Management fee in this zone
----------------------------------------------------------------------------
          -1%                            1.30%
          -2%                            1.10%
          -3%                            0.90%          Underperformance
          -4%                            0.70%
          -5% or less                    0.50%
----------------------------------------------------------------------------


ADMINISTRATIVE SERVICES. Franklin Templeton Services, LLC (FT Services) has an agreement with the Fund to provide certain administrative services and facilities for the Fund. FT Services is an indirect wholly owned subsidiary of Resources and is an affiliate of the Fund's manager and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

The Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of the Fund's average daily net assets.

SHAREHOLDER SERVICING AND TRANSFER AGENT. Franklin Templeton Investor Services, LLC (Investor Services), an indirect wholly owned subsidiary of Resources, is the Fund's shareholder servicing agent and acts as the Fund's transfer agent and dividend-paying agent. Investor Services is compensated at an annual rate of 0.15% of the Fund's average daily net assets. The Fund also may reimburse Investor Services for certain out-of-pocket expenses.

CUSTODIAN. Bank of New York, Mutual Funds Division, 100 Church Street, New York, New York 10286, acts as custodian of the securities and other assets of the Fund. The custodian does not participate in decisions relating to the purchase and sale of portfolio securities.

PORTFOLIO TRANSACTIONS BY THE FUND

The manager tries to obtain the best execution on all transactions. If the manager believes more than one broker or dealer can provide the best execution, it may consider research and related services and the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, when selecting a broker or dealer.

The Fund engages in trading when the manager has concluded that the sale of a security owned by the Fund and/or the purchase of another security can enhance the value of the Fund's portfolio. A security may be sold to avoid any prospective decline in market value, or a security may be purchased in anticipation of a market rise. Consistent with the Fund's investment goal, a security also may be sold and a comparable security purchased coincidentally in order to take advantage of what is believed to be a disparity in the normal yield and price relationship between the two securities.

The Fund's annual portfolio turnover rate is not expected to exceed 100%. The rate may vary greatly from year to year and will not be a limiting factor when the manager deems portfolio changes appropriate. For example, an increase in the Fund's participation in Risk Arbitrage situations would increase the Fund's portfolio turnover rate, potentially resulting in an annual rate in excess of 100%. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the manager believes it is appropriate to do so. Sales will be made without regard to the length of time the security may have been held. Large share repurchases by the Fund of its shares during the quarterly or discretionary Repurchase Offers may require the Fund to liquidate portions of its securities holdings for cash to repurchase the shares. The liquidation of such holdings may result in a higher than expected annual portfolio turnover rate. A 100% annual portfolio turnover rate would occur if the lesser of the value of purchases or sales of the Fund's securities for a year (excluding purchases of U.S. Treasury and other securities with a maturity at the date of purchase of one year or less) were equal to 100% of the average monthly value of the securities, excluding short-term investments, held by the Fund during such year. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Fund will bear directly.

INVESTMENT PERFORMANCE INFORMATION

From time to time, the Fund advertises its performance. Performance information may include total return for specific time periods.

Total return is the change in value of an investment over a given period. Total return assumes any dividends and capital gains are reinvested.

Performance figures are always based on the Fund's past performance and do not guarantee future results. The Fund's total return will vary, depending on market conditions, the securities that the Fund owns, the Fund's operating expenses and the amount of capital gains or losses during the period. For a more detailed description of how the Fund calculates its performance figures, please see "How Does the Fund Measure Performance?" in the SAI.

CHOOSING A SHARE CLASS

Each class has its own sales charge and expense structure, allowing you to choose the class that best meets your situation. Your investment representative can help you decide.


CLASS A            CLASS B          CLASS C
-----------------------------------------------------
o  Initial sales   o  No initial    o  No initial
   charge of          sales charge     sales charge
   5.75% or less
-----------------------------------------------------
o  Early           o  Early         o  Early
   Withdrawal         Withdrawal       Withdrawal
   Charge of 1%       Charge of 4%     Charge of 1%
   on purchases       on shares        on shares
   of $1 million      you sell         you sell
   or more sold       within the       within 12
   within 18          first year,      months
   months             declining to
                      1% within
                      six years
                      and
                      eliminated
                      after that
-----------------------------------------------------
o  Lower annual    o  Higher        o  Higher
   expenses than      annual           annual
   Class B or  C      expenses         expenses
   due to lower       than Class A     than Class A
   distribution       due to           due to
   fees               higher           higher
                      distribution     distribution
                      fees.            fees. No
                      Automatic        conversion
                      conversion       to Class A
                      to Class A       shares, so
                      shares after     annual
                      eight years,     expenses do
                      reducing         not decrease.
                      future
                      annual
                      expenses.
-----------------------------------------------------


THE FUND BEGAN OFFERING CLASS A, B, AND C SHARES ON NOVEMBER 3, 2003.



-------------------------------------------------------------------------
SALES CHARGES - CLASS A
-------------------------------------------------------------------------
                               THE SALES CHARGE        WHICH EQUALS THIS
                               MAKES UP THIS %         % OF YOUR NET
WHEN YOU INVEST THIS AMOUNT    OF THE OFFERING PRICE*  INVESTMENT
-------------------------------------------------------------------------
Under $50,000                       5.75               6.10
-------------------------------------------------------------------------
$50,000 but under $100,000          4.50               4.71
-------------------------------------------------------------------------
$100,000 but under $250,000         3.50               3.63
-------------------------------------------------------------------------
$250,000 but under $500,000         2.50               2.56
-------------------------------------------------------------------------
$500,000 but under $1               2.00               2.04
million
-------------------------------------------------------------------------

*The dollar amount of the sales charge is the difference between the offering price of the shares purchased (which factors in the applicable sales charge in this table) and the net asset value of those shares. Since the offering price is calculated to two decimal places using standard rounding criteria, the number of shares purchased and the dollar amount of the sales charge as a percentage of the offering price and of your net investment may be higher or lower depending on whether there was a downward or upward rounding.


INVESTMENTS OF $1 MILLION OR MORE

If you invest $1 million or more, either as a lump sum or through our cumulative quantity discount (see page 31), you can buy Class A shares without an initial sales charge. However, there is a 1% Early Withdrawal Charge on any shares you sell within 18 months of purchase. The way we calculate the Early Withdrawal Charge is the same for each class (please see page 31).

DISTRIBUTION AND SERVICE FEES

Class A has a distribution plan that allows the Fund to pay distribution fees of up to 0.35% per year to those who sell and distribute Class A shares and provide other services to shareholders. Because these fees are paid out of Class A's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.




------------------------------------------------------
SALES CHARGES - CLASS B
------------------------------------------------------
                                 THIS % IS DEDUCTED
IF YOU SELL YOUR SHARES          FROM YOUR PROCEEDS
WITHIN THIS MANY YEARS AFTER     AS AN EARLY
BUYING THEM                      WITHDRAWAL CHARGE
------------------------------------------------------
1 Year                                    4
------------------------------------------------------
2 Years                                   4
------------------------------------------------------
3 Years                                   3
------------------------------------------------------
4 Years                                   3
------------------------------------------------------
5 Years                                   2
------------------------------------------------------
6 Years                                   1
------------------------------------------------------
7 Years                                   0
------------------------------------------------------

With Class B shares, there is no initial sales charge. However, there is an Early Withdrawal Charge if you sell your shares within six years, as described in the table above. The way we calculate the Early Withdrawal Charge is the same for each class (please see page 31). After eight years, your Class B shares automatically convert to Class A shares, lowering your annual expenses from that time on.

MAXIMUM PURCHASE AMOUNT


The maximum amount you may invest in Class B shares with any single purchase request is $99,999. A purchase request of $100,000 or more will be rejected since a reduced sales charge is available on Class A share purchases and Class A's annual expenses are lower. Investors considering cumulative purchases over $100,000 should consider whether Class A shares would be more advantageous and consult with their financial advisor.

RETIREMENT PLANS

Class B shares are available to retirement plans for which Franklin Templeton Bank & Trust serves as trustee or custodian, except DCS Plans (as defined below).


A "Qualified Retirement Plan" is an employer sponsored pension or profit sharing plan that qualifies under section 401(a) of the Internal Revenue Code, including 401(k), money purchase pension, profit sharing and defined benefit plans.

An "Employer Sponsored Retirement Plan" is a Qualified Retirement Plan, ERISA covered 403(b) and certain non-qualified deferred compensation arrangements that operate in a similar manner to a Qualified Retirement Plan, such as 457 plans and executive deferred compensation arrangements, but not including employer sponsored IRAs.

A "DCS Plan" is an Employer Sponsored Retirement Plan that (i) has contracted for current participant level record keeping with the Defined Contribution Services (DCS) division of Franklin Templeton Investor Services; or (ii) is receiving current DCS services by contracting with the entity identified in DCS promotional material for participant level record keeping related to those DCS services.


DISTRIBUTION AND SERVICE FEES

Class B has a distribution plan that allows the Fund to pay distribution and other fees of up to 1% per year for the sale of Class B shares and for services provided to shareholders. Because these fees are paid out of Class B's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.


------------------------------------------------------
SALES CHARGES - CLASS C
------------------------------------------------------
With Class C shares, there is no initial sales charge.
------------------------------------------------------

WE PLACE ANY INVESTMENT OF $1 MILLION OR MORE IN CLASS A SHARES, SINCE CLASS A'S ANNUAL EXPENSES ARE LOWER.

EARLY WITHDRAWAL CHARGE

There is a 1% Early Withdrawal Charge on any Class C shares you sell within 12 months of purchase. The way we calculate the Early Withdrawal Charge is the same for each class (please see page 31).

DISTRIBUTION AND SERVICE FEES

Class C has a distribution plan that allows the Fund to pay distribution and other fees of up to 1% per year for the sale of Class C shares and for services provided to shareholders. Because these fees are paid out of Class C's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

EARLY WITHDRAWAL CHARGE - CLASS A, B & C

The Early Withdrawal Charge for each class is based on the current value of the tendered shares on the Repurchase Pricing Date or the net asset value when purchased, whichever is less. There is no Early Withdrawal Charge on shares you acquire by reinvesting your dividends or capital gain distributions.


The HOLDING PERIOD FOR THE EARLY WITHDRAWAL CHARGE begins on the day you buy your shares. Your shares will age one month on that same date the next month and each following month.

For example, if you buy shares on the 18th of the month, they will age one month on the 18th day of the next month and each following month.


To keep your Early Withdrawal Charge as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to an Early Withdrawal Charge. If there are not enough of these to meet your request, we will sell the shares in the order they were purchased. We will use this same method if you exchange your shares into another Franklin Templeton fund (please see page 45 for exchange information).


SALES CHARGE REDUCTIONS AND WAIVERS

If you qualify for the sales charge reduction below, please let us know at the time you make your investment to help ensure you receive the lower sales charge.

CUMULATIVE QUANTITY DISCOUNT - lets you combine all of your shares in Franklin Templeton funds for purposes of calculating the sales charge. You also may combine the shares of your spouse, and your children or grandchildren, if they are under the age of 21. Certain company and retirement plan accounts also may be included.

FRANKLIN TEMPLETON FUNDS include all of the U.S. registered mutual funds of Franklin Templeton Investments, except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

TO SIGN UP FOR THIS PROGRAM, COMPLETE THE APPROPRIATE SECTION OF YOUR ACCOUNT APPLICATION.


REINSTATEMENT PRIVILEGE

If you sell shares of a Franklin Templeton fund, you may reinvest some or all of the proceeds within 365 days without an initial sales charge. The proceeds must be reinvested within the same share class, except proceeds from the sale of Class B shares will be reinvested in Class A shares.


If you paid an Early Withdrawal Charge when you sold your Class A or C shares, we will credit your account with the amount of the Early Withdrawal Charge paid but a new Early Withdrawal Charge will apply. For Class B shares reinvested in Class A, a new Early Withdrawal Charge will not apply, although your account will not be credited with the amount of any Early Withdrawal Charge paid when you sold your Class B shares.

Proceeds immediately placed in a Franklin Bank Certificate of Deposit (CD) also may be reinvested without an initial sales charge if you reinvest them within 365 days from the date the CD matures, including any rollover.

This privilege does not apply to shares you buy and sell under our exchange program. Shares purchased with the proceeds from a money fund may be subject to a sales charge.


SALES CHARGE WAIVERS

Class A shares may be purchased without an initial sales charge or Early Withdrawal Charge by various individuals, institutions and retirement plans or by investors who reinvest certain distributions and proceeds within 365 days. The Early Withdrawal Charge for each class may be waived for certain repurchases and distributions. If you would like information about available sales charge waivers, call your investment representative or call Shareholder Services at 1-800/632-2301. For information about retirement plans, you may call Retirement Services at 1-800/527-2020. A list of available sales charge waivers also may be found in the Statement of Additional Information (SAI).

GROUP INVESTMENT PROGRAM

Allows established groups of 11 or more investors to invest as a group. For sales charge purposes, the group's investments are added together. There are certain other requirements and the group must have a purpose other than buying Fund shares at a discount.

BUYING SHARES

MINIMUM INVESTMENTS
----------------------------
INITIAL        ADDITIONAL
----------------------------
$10,000        $1,000


PLEASE NOTE THAT YOU MAY ONLY BUY SHARES OF A FUND ELIGIBLE FOR SALE IN YOUR STATE OR JURISDICTION.


ACCOUNT APPLICATION

If you are opening a new account, please complete and sign the enclosed account application. Make sure you indicate the share class you have chosen. If you do not indicate a class, we will place your purchase in Class A shares. To save time, you can sign up now for services you may want on your account by completing the appropriate sections of the application (see "Services to Help You Manage Your Account" on page 66). For example, if you would like to link one of your bank accounts to your Fund account so that you may use electronic funds transfer to and from your bank account to buy and sell shares, please complete the bank information section of the application. We will keep your bank information on file for future purchases and repurchases. We do not accept cash, credit card convenience checks, non-bank money orders or travelers checks as forms of payment to purchase shares.


BUYING SHARES
----------------------------------------------------------------------
                     OPENING AN ACCOUNT      ADDING TO AN ACCOUNT
----------------------------------------------------------------------

THROUGH YOUR
INVESTMENT              Contact your            Contact your investment
REPRESENTATIVE          investment              representative
                        representative
----------------------------------------------------------------------
                        If you have another     Before requesting a
BY PHONE/ONLINE         Franklin Templeton      telephone or online
                        fund account with your  purchase into an
(Up to $100,000 per     bank account            existing account,
shareholder per day)    information on file,    please make sure we
                        you may open a new      have your bank account
1-800/632-2301          account by phone. At    information on file. If
                        this time, a new        we do not have this
franklintempleton.com   account may not be      information, you will
                        opened online.          need to send written
Note:  (1)certain                               instructions with your
account types are       To make a same day      bank's name and address
not available for       investment, your phone  and a voided check or
online account          order must be received  savings account deposit
access and (2) the      and accepted by us by   slip. If the bank and
amount may be           1:00 p.m. Pacific time  Fund accounts do not
higher for members      or the close of the     have at least one
of the Valued           New York Stock          common owner, your
Investor Program.       Exchange, whichever is  written request must be
Please see page 66      earlier.                signed by ALL fund AND
for more                                        bank account owners,
information                                     and each individual
regarding                                       must have his or her
eligibility.                                    signature guaranteed.

                                                To make a same day investment,
                                                your phone or online order must
                                                be received and accepted by us
                                                by 1:00 p.m. Pacific time or the
                                                close of the New York Stock
                                                Exchange, whichever is earlier.
----------------------------------------------------------------------
                        Make your check         Make your check payable
                        payable to Franklin     to Franklin Mutual
                        Mutual Recovery Fund.   Recovery Fund. Include
BY MAIL                                         your account number on
                        Mail the check and      the check.
                        your signed
                        application to          Fill out the deposit
                        Investor Services.      slip from your account
                                                statement. If you do not have a
                                                slip, include a note with your
                                                name, the Fund name, and your
                                                account number.

                                                Mail the check and deposit slip
                                                or note to Investor Services.
----------------------------------------------------------------------
                        Call  to receive a      Call to receive a wire
                        wire control number     control number and wire
                        and wire                instructions.
                        instructions.
BY WIRE                                         To make a same day wire
                        Wire the funds and      investment, the wired
1-800/632-2301          mail your signed        funds must be received
(or 1-650/312-2000      application to          and accepted by us by
collect)                Investor Services.      1:00 p.m. Pacific time
                        Please include the      or the close of the New
                        wire control number or  York Stock Exchange,
                        your new account        whichever is earlier.
                        number on the
                        application.

                        To make a same day wire
                        investment, the wired
                        funds must be received and
                        accepted by us by 1:00 p.m.
                        Pacific time or the close
                        of the New York Stock
                        Exchange, whichever is
                        earlier.
----------------------------------------------------------------------
                        Call Shareholder        Call Shareholder
BY EXCHANGE             Services at             Services at
                        1-800/632-2301, or      1-800/632-2301, or send
                        send signed written     signed written
                        instructions.   You     instructions. You also
franklintempleton.com   also may place an       may place an online
                        online exchange order.  exchange order.
                        The automated
                        telephone system        (Please see page 45 for
                        cannot be used to open  information on
                        a new account.          exchanges.)

                        (Please see page 45
                        for information on
                        exchanges.)
----------------------------------------------------------------------


             FRANKLIN TEMPLETON INVESTOR SERVICES P.O. BOX 997151,
                            SACRAMENTO, CA 95899-9983
                         CALL TOLL-FREE: 1-800/632-2301
           (MONDAY THROUGH FRIDAY 5:30 A.M. TO 5:00 P.M., PACIFIC TIME
                SATURDAY 6:30 A.M. TO 2:30 P.M., PACIFIC TIME)
  OR VISIT US ONLINE 24 HOURS A DAY, 7 DAYS A WEEK, AT FRANKLINTEMPLETON.COM


MAY I BUY SHARES IN CONNECTION WITH RETIREMENT PLANS?


Retirement plan investors should be aware of the following features of the Fund which may impact their decision as to whether the Fund is an appropriate investment for a retirement plan. Shares of the Fund are not liquid; unlike open-end mutual fund shares, they are not redeemable on each day that the Fund is open for business; and unlike traditional closed-end funds, shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted policies to provide quarterly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Additionally, even during a Repurchase Offer shareholders may not be able to have all of the shares they wish to tender be repurchased by the Fund. If the number of shares tendered by all shareholders exceeds the repurchase amount authorized by the Board, the Fund may not be able to repurchase all shares submitted and thus may repurchase shares on a pro rata basis. The Fund also imposes an Early Withdrawal Charge as described under "Choosing a Share Class - SALES CHARGE - CLASS A, SALES CHARGE - CLASS B, SALES CHARGE - CLASS C, and EARLY WITHDRAWAL CHARGE - CLASS A, B & C" (please see page
28).


The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets, for example, to 10%, that is invested in the Fund.

The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.


For retirement plans for which Franklin Templeton Bank & Trust is the trustee or custodian, special forms may be needed to receive distributions in cash. Please call 1-800/527-2020 for information.


FOR INVESTORS OUTSIDE THE U.S.

The distribution of this prospectus and the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of the Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to sale and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

DEALER COMPENSATION

Qualifying dealers who sell Fund shares may receive sales commissions and other payments. These are paid by Franklin Templeton Distributors, Inc. (Distributors) from sales charges, distribution fees and its other resources.

                             CLASS A    CLASS B    CLASS C
--------------------------------------------------------------
COMMISSION (%)               ---        4.00       1.00/4
--------------------------------------------------------------
Investment under $50,000     5.00       ---        ---
--------------------------------------------------------------
$50,000 but under $100,000   3.75       ---        ---
--------------------------------------------------------------
$100,000 but under $250,000  2.80       ---        ---
--------------------------------------------------------------
$250,000 but under $500,000  2.00       ---        ---
--------------------------------------------------------------
$500,000 but under $1        1.60       ---        ---
million
--------------------------------------------------------------
$1 million or more           up to      ---        ---
                             1.00/1
--------------------------------------------------------------
DISTRIBUTION FEE TO DEALER   0.25/1,2   0.25/3     1.00/5
--------------------------------------------------------------

A dealer commission of up to 1% may be paid on Class A NAV purchases by certain retirement plans/1 and on Class C NAV purchases. A dealer commission of up to 0.25% may be paid on Class A NAV purchases by certain trust companies and bank trust departments, eligible governmental authorities, and broker-dealers or others on behalf of clients participating in comprehensive fee programs.


MARKET TIMING. Please note that for Class A NAV purchases by market timers, including purchases of $1 million or more, dealers are not eligible to receive the dealer commission.


1. For purchases at NAV where Distributors paid a prepaid commission, dealers may start to receive the distribution fee in the 13th month after purchase. For purchases at NAV where Distributors did not pay a prepaid commission, dealers may start to receive the distribution fee at the time of purchase.
2. The Fund may pay up to 0.35% to Distributors or others, out of which 0.10% generally will be retained by Distributors for its distribution expenses.
3. Dealers may be eligible to receive up to 0.25% from the date of purchase. After eight years, Class B shares convert to Class A shares and dealers may then receive the distribution fee applicable to Class A.
4. Commission includes advance of the first year's 0.25%. For purchases at NAV, Distributors may pay a prepaid commission.
5. Dealers may be eligible to receive up to 0.25% at the time of purchase and may be eligible to receive 1% starting in the 13th month. During the first 12 months, the full distribution fee will be paid to Distributors to partially offset the commission and the prepaid service fee paid at the time of purchase. For purchases at NAV where Distributors did not pay a prepaid commission, dealers may start to receive the distribution fee at the time of purchase.

PERIODIC OFFERS BY THE FUND TO
REPURCHASE SHARES FROM SHAREHOLDERS

The Fund is not aware of any currently existing secondary market for Fund shares and does not anticipate that a secondary market will develop for shares. A secondary market is a market, exchange facility or system for quoting bid and asking prices where securities such as the shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, shares are not liquid, which means that they are not readily marketable. However, the Fund has taken action to provide a measure of liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities. These policies provide that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund's shareholders. Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers. The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. See "Suspension or Postponement of Repurchase Offer." The price of the repurchases of shares normally will be the NAV per share determined as of the close of business (1:00 p.m. Pacific time) on the date the Repurchase Offer ends or within a maximum of fourteen days after the Repurchase Offer ends as described below.

REPURCHASE PROCEDURES. At the beginning of each Repurchase Offer, the Fund will send to its shareholders a written notification about the Repurchase Offer, how they may request that the Fund repurchase their Fund shares and the deadline for shareholders to provide their repurchase requests to Investor Services (Repurchase Request Deadline), which is the date the Repurchase Offer ends. The time between the notification to the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer the Fund will establish the Repurchase Request Deadline based on factors, such as market conditions, liquidity of the Fund's assets and shareholder servicing considerations. The repurchase price of the shares will be the NAV as of the close of the New York Stock Exchange on the date on which the repurchase price of the shares will be determined (Repurchase Pricing Date). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of the New York Stock Exchange on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the fourteenth day after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. Within such fourteen day period, the Fund may use an earlier Repurchase Pricing Date under certain circumstances.

The Board may establish other policies for repurchases of shares that are consistent with the Investment Company Act of 1940, as amended (1940 Act), and other pertinent laws. Shares tendered by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders, in cash, within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

REPURCHASE AMOUNTS. The Board, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (Repurchase Offer Amount) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of Fund shares outstanding on the Repurchase Request Deadline. All classes of Fund shares are considered to be a single class for the purposes of allocating repurchases under each Repurchase Offer. A Repurchase Offer is expected to conclude near the end of every calendar quarter each year.

If shareholders tender more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares not exceeding 2% of the Fund shares outstanding on the Repurchase Request Deadline. If Fund shareholders tender more shares than the Fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional shares, the Fund will repurchase the shares on a pro rata basis, rounded down to the nearest full share. The Fund may, however, accept all Fund shares tendered by shareholders who own less than one hundred shares and who tender all their shares, before accepting on a pro rata basis shares tendered by other shareholders. Based on the treatment of all classes of Fund shares as a single class for the Repurchase Offer, the shares of a given class might not be repurchased pro rata as to the number of shares of such class outstanding compared to the total number of Fund shares outstanding.

NOTICES TO SHAREHOLDERS. Notice of each quarterly Repurchase Offer (and any additional discretionary Repurchase Offers) will be sent to each beneficial owner of Fund shares between twenty-one and forty-two days before each Repurchase Request Deadline. The notice will include detailed instructions on how to tender shares. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, latest Repurchase Pricing Date, and latest Repurchase Payment Deadline. The notice will state that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the latest Repurchase Pricing Date under certain circumstances. The notice will describe (i) the procedures for you to tender your shares, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable you to withdraw or modify your tenders of shares prior to the Repurchase Request Deadline.

REPURCHASE PRICE. The current NAV of the shares is computed daily, including the five business days before a Repurchase Request Deadline. The Board has determined that the time at which the NAV will be computed will be as of the close of the New York Stock Exchange. You may call Fund Information at 1-800/DIAL BEN(R) to learn the NAV per share. The notice of the Repurchase Offer will give the NAV per share as of a recent date, and a toll-free number for information regarding the Repurchase Offer. During the period from notification to shareholders of a Repurchase Offer until the Repurchase Pricing Date, the Fund will maintain liquid assets equal to 100% of the Repurchase Offer Amount based on each day's NAV.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not "interested persons" of the Fund, as defined in the 1940 Act (Independent Trustees), vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code; (b) for any period during which the New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.

SPECIAL CONSIDERATIONS OF REPURCHASES. As required by the 1940 Act, a majority of the Board consists of Independent Trustees. In addition, the Independent Trustees will select and nominate any additional Independent Trustees.

Because there likely will not be a secondary market for shares, quarterly and any additional discretionary Repurchase Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for shares, however, the market price per share of the shares could, at times, vary from the NAV per share. A number of factors could cause these differences, including relative demand and supply of shares and the performance of the Fund. Repurchase Offers for shares at NAV would be expected to reduce any spread or gap that might develop between NAV and market price. However, there is no guarantee that these actions would cause shares to trade at a market price that equals or approximates NAV per share.

Although the Board believes that Repurchase Offers will generally benefit shareholders, the Fund's repurchase of shares will decrease the Fund's total assets. The Fund's expense ratio also may increase as a result of Repurchase Offers (assuming the repurchases are not offset by the issuance of additional shares). Such Repurchase Offers also may result in less investment flexibility for the Fund depending on the number of shares repurchased and the success of the Fund's continuous offering of shares. In addition, when the Fund borrows money for the purpose of financing the repurchase of shares in a Repurchase Offer, interest on the borrowings will reduce the Fund's net investment income. It is the Board's announced policy (which the Board may change) not to repurchase shares in a Repurchase Offer over the minimum amount required by the Fund's fundamental policies regarding Repurchase Offers if the Board determines that the repurchase is not in the Fund's best interest. Also, the size of any particular Repurchase Offer may be limited (above the minimum amount required for the Fund's fundamental policies) for the reasons discussed above or as a result of liquidity concerns.

To complete a Repurchase Offer for the repurchase of shares, the Fund may be required to sell portfolio securities. This may cause the Fund to realize gains or losses at a time when the manager would otherwise not do so.

The Board will consider other means of providing liquidity for shareholders if Repurchase Offers are ineffective in enabling the Fund to repurchase the amount of shares tendered by shareholders. These actions may include an evaluation of any secondary market that may exist for shares, and a determination of whether that market provides liquidity for shareholders. If the Board determines that a secondary market (if any) has failed to provide liquidity for shareholders, the Board may consider other available options to provide liquidity. One possibility that the Board may consider is listing the shares on a major domestic stock exchange or arranging for the quotation of shares on an over-the-counter market. Alternatively, the Fund might repurchase shares periodically in open-market or private transactions, provided the Fund can do so on favorable investment terms. The Board will cause the Fund to take action the Board deems necessary or appropriate to provide liquidity for the shareholders in light of the specific facts and circumstances.


The Fund's repurchase of tendered shares is a taxable event to shareholders. The Fund will pay all costs and expenses associated with the making of any Repurchase Offer. An Early Withdrawal Charge will be imposed on certain shares that have been accepted for repurchase pursuant to a Repurchase Offer, subject to certain waivers. For Early Withdrawal Charge and waiver information, please see "Choosing a Share Class - SALES CHARGE - CLASS A, SALES CHARGE - CLASS B, SALES CHARGE- CLASS C, EARLY WITHDRAWAL CHARGE - CLASS A, B & C, AND SALES CHARGE REDUCTIONS and WAIVERS" (page 31).


In accordance with applicable rules of the SEC in effect at the time of the offer, the Fund also may make other offers to repurchase shares that it has issued.

RETIREMENT PLANS. You may need to complete additional forms to sell shares in a Franklin Templeton Bank & Trust retirement plan. For participants under age 591/2, tax penalties may apply. Call Retirement Services at 1-800/527-2020 for details.

SELLING RECENTLY PURCHASED SHARES. If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier's check may clear in less time.

REPURCHASE PROCEEDS. Your repurchase check will be sent within seven days after the Repurchase Pricing Date described above assuming we receive your request in proper form by the Repurchase Request Deadline. We are not able to receive or pay out cash in the form of currency. Repurchase proceeds may be delayed if we have not yet received your signed account application.


EXCHANGING SHARES

EXCHANGE PRIVILEGE. You can exchange shares between most Franklin Templeton funds within the same class*, generally without paying any additional sales charges. If you exchange shares held for less than six months, however, you may be charged the difference between the initial sales charge of the two funds if the difference is more than 0.25%. If you exchange shares from a money fund or another fund that does not have a sales charge, a sales charge may apply no matter how long you have held the shares.


Any Early Withdrawal Charge will continue to be calculated from the date of your initial investment and will not be charged at the time of the exchange. The purchase price for determining an Early Withdrawal Charge on exchanged shares will be the price you paid for the original shares. If you exchange shares subject to an Early Withdrawal Charge into a Class A money fund, the time your shares are held in the money fund will not count towards the Early Withdrawal Charge holding period.

If you exchange your Class B shares for the same class of shares of another Franklin Templeton fund, the time your shares are held in that fund will count towards the eight-year period for automatic conversion to Class A shares.

*Class Z shareholders of Franklin Mutual Series Fund Inc. may exchange into Class A without any sales charge.

Because it is technically a sale and a purchase of shares, an exchange is a taxable transaction. You may request an exchange into another Franklin Templeton fund in conjunction with submitting your shares for repurchase by the Fund during a quarterly or discretionary Repurchase Offer. YOU MAY EXCHANGE YOUR SHARES FOR SHARES OF ANOTHER FRANKLIN TEMPLETON FUND ONLY IN CONJUNCTION WITH REPURCHASE OFFERS. SHAREHOLDERS OF ANOTHER FRANKLIN TEMPLETON FUND MAY, HOWEVER, EXCHANGE THEIR SHARES FOR SHARES OF THE FUND ON A CONTINUOUS BASIS EACH BUSINESS DAY.

Before making an exchange, please read the prospectus of the fund you are interested in. This will help you learn about the fund, its investment goal and policies, and its rules and requirements for exchanges. For example, some Franklin Templeton funds do not accept exchanges and others may have different investment minimums.

You may request an exchange over the phone (1-800-632-2301) provided that you do not hold share certificates for the Fund shares or other Franklin Templeton fund shares you want to exchange. If your shares are held in street or nominee name, please contact your securities dealer to request an exchange by telephone. Otherwise, appropriate written instructions, signed by all registered owners, must accompany your exchange request. When you submit your repurchase request during a Repurchase Offer, please be sure to fill in the applicable blank on the Repurchase Offer/request form you receive as in your notification of the Repurchase Offer, or if your shares are held in street name or nominee name, include a written request with your instructions to the broker, dealer or other institution holding such shares for you regarding the Repurchase Offer.

You also must include any outstanding share certificates for the shares you want to exchange.


EXCHANGE LIMIT GUIDELINE. This exchange privilege is not intended to facilitate short-term or other excessive trading. In order to limit short-term or other excessive trading you generally may make up to eight (8) exchanges out of your Fund account to an account in a different Franklin Templeton fund during any calendar year (a single request to exchange out of your Fund account to accounts in two different Franklin Templeton funds will count as two exchanges out of your Fund account). Regularly scheduled exchanges or transfers resulting from automatic rebalancing plans or similar arrangements will not be counted for purposes of this exchange limit guideline. The Fund may (but is not required to) reject any exchange request that exceeds this exchange limit guideline and may temporarily suspend or permanently terminate your exchange privileges, or may limit the amount, number or frequency of your exchanges, or may limit the methods you may use to request exchanges if you exceed or seek to exceed this exchange limit guideline.

Even if you don't exceed this exchange limit guideline, the Fund at all times reserves the right to restrict, reject or cancel any exchange transactions, for no reason or any reason, without notice. For example, the Fund may refuse any sale of Fund shares through an exchange by any investor or group if, in the manager's judgment, the trade (1) may interfere with the efficient management of the Fund's portfolio, (2) may appear to be connected with a strategy of market timing (as described in the "Market Timing Trading Policy" section), or (3) may have the potential of otherwise adversely affecting the Fund. In making a decision to reject an exchange request, the Fund may consider, among other factors, the investor's trading history, both directly and, if known, through financial intermediaries, in the Fund, in other Franklin Templeton funds, in non-Franklin Templeton mutual funds, or in accounts under common control or ownership.

REJECTED EXCHANGES. If the Fund rejects an exchange request involving the sale of Fund shares, the rejected exchange request will also mean rejection of the request to purchase shares of another fund with the proceeds of the sale.

EXCHANGES THROUGH FINANCIAL INTERMEDIARIES. If you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an "Omnibus Account") with the Fund for trading on behalf of its customers, different exchange and/or transfer limit guidelines and restrictions may apply. The financial intermediary through whom you are investing may choose to adopt these exchange limit guidelines or, alternatively, may adopt different trading restrictions designed to discourage short-term or excessive trading. Consult with your financial intermediary (or, in the case of a 401(k) retirement plan, your plan sponsor) to determine what trading restrictions, including exchange/transfer limitations, may be applicable to you.

FUND EXCHANGE PRIVILEGE CHANGES/WAIVER. The Fund may terminate or modify (temporarily or permanently) this exchange limit guideline and exchange privilege in the future. You will receive 60 days' notice of any material changes, unless otherwise provided by law. The Fund reserves the right to waive the exchange limit guideline at its discretion if the Fund's manager believes such waiver is not inconsistent with the best interests of the Fund. The exchange limit guideline does not apply to mutual funds, Omnibus Accounts and certain comprehensive fee programs where investment instructions are given at the firm level of Fund approved broker-dealers on behalf of their clients invested in Franklin Templeton funds.

OTHER FUNDS' EXCHANGE PRIVILEGES. If there is a conflict between the exchange privileges of two funds involved in an exchange transaction, the stricter policy will apply to the transaction. Other Franklin Templeton funds may have different exchange restrictions. Check each fund's prospectus for details.

Please refer to "Transaction Procedures and Special Requirements" for other important information on how to exchange shares.

MARKET TIMING TRADING POLICY

MARKET TIMING GENERALLY. The advantages of market timing generally accrue from trading into and out of a fund in a short time period. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for the timing of such trading to a much greater extent than closed-end funds, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, as a closed-end fund, the Fund is less likely to encounter market timing for its shares than are other Franklin Templeton funds that are open-end funds. The ability of shareholders of the Fund to engage in market timing with respect to shares of the Fund is very limited because shareholders may have their shares repurchased by the Fund only on the four days a year that are the dates of the quarterly Repurchase Request Deadlines. These dates are selected by the Fund's Board of Trustees, which further prevents the shareholders from timing when they have their shares repurchased. The Fund, however, has adopted the market timing trading policy described in this section to correspond to the market timing policy of the other Franklin Templeton funds (most of which are open-end funds) that engage in continuous offerings of their shares, particularly with respect to exchanges of shares. This policy, however, has more limited applicability to the Fund.

The Fund discourages short-term or excessive trading, often referred to as "market timing," and intends to seek to restrict or reject such trading or take other action, as described below, if in the judgment of the Fund manager or transfer agent such trading may interfere with the efficient management of the Fund's portfolio, may materially increase the Fund's transaction costs, administrative costs or taxes, or may otherwise be detrimental to the interests of the Fund and its shareholders.

MARKET TIMING CONSEQUENCES. If information regarding your trading activity in this Fund or in any other Franklin Templeton fund or non-Franklin Templeton fund is brought to the attention of the Fund's manager or the Fund's transfer agent and based on that information the Fund or its agents in their sole discretion conclude that your trading may be detrimental to the Fund as described in this Market Timing Trading policy, the Fund may temporarily or permanently bar your future purchases into the Fund or, alternatively, may limit the amount, number or frequency of any future purchases and/or the method by which you may request future purchases and repurchases (including purchases and/or repurchases by an exchange or transfer between the Fund and any other mutual fund).

In considering an investor's trading activity, the Fund may consider, among other factors, the investor's trading history both directly and, if known, through financial intermediaries, in the Fund, in other Franklin Templeton funds, in non-Franklin Templeton mutual funds, or in accounts under common control or ownership.

MARKET TIMING THROUGH FINANCIAL INTERMEDIARIES. You are an investor subject to this policy whether you are a direct shareholder of the Fund or you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an "Omnibus Account") with the Fund for trading on behalf of its customers.

While the Fund will encourage financial intermediaries to apply the Fund's market timing trading policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's market timing trading policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the Omnibus Accounts used by those intermediaries for aggregated purchases, exchanges and repurchases on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund's market timing trading policy to their customers (for example, participants in a 401(k) retirement plan) through such methods as implementing short-term trading limitations or restrictions, assessing the Fund's repurchase fee and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's market timing trading policy.

RISKS FROM MARKET TIMERS. As described above, the Fund, as a closed-end fund, is less likely than open-end funds to encounter market timing trading and the related risks. For the Fund, market timing trading by purchasing Fund shares and then having them repurchased in a short period is limited to the few days before the Repurchase Request Deadline for each of the quarterly Repurchase Offers. Market timing by having Fund shares repurchased and then purchasing shares in a short period is limited to the few days after the Repurchase Request Deadline for each of the quarterly Repurchase Offers. This limited ability to engage in short-term or excessive trading limits the following risks to the Fund from market timers.

Depending on various factors, including the size of the Fund, the amount of assets the portfolio manager typically maintains in cash or cash equivalents and the dollar amount and number and frequency of trades, short-term or excessive trading may interfere with the efficient management of the Fund's portfolio, increase the Fund's transaction costs, administrative costs and taxes and/or impact Fund performance.

In addition, if the nature of the Fund's portfolio holdings expose the Fund to investors who engage in the type of market timing trading that seeks to take advantage of possible delays between the change in the value of a mutual fund's portfolio holdings and the reflection of the change in the net asset value of the fund's shares, sometimes referred to as "arbitrage market timing," there is the possibility that such trading, under certain circumstances, may dilute the value of Fund shares if shareholders requesting repurchases receive proceeds (and buying shareholders receive shares) based upon net asset values which do not reflect appropriate fair value prices. Arbitrage market timers may seek to exploit possible delays between the change in the value of a mutual fund's portfolio holdings and the net asset value of the fund's shares in funds that hold significant investments in foreign securities because certain foreign markets close several hours ahead of the U.S. markets, and in funds that hold significant investments in small-cap securities, high-yield ("junk") bonds and other types of investments which may not be frequently traded.

Although the risk of market timing to the Fund is much less than that for open-end funds, as described above, the Fund is currently using several methods to reduce the risk of market timing. These methods include:

o     limiting annual exchange activity per fund account,

o committing staff to selectively review on a continuing basis recent trading activity in order to identify trading activity that may be contrary to this market timing trading policy; and

o     assessing a repurchase fee for short-term trading

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders. There is no assurance that the Fund or its agents will gain access to any or all information necessary to detect market timing in Omnibus Accounts. While the Fund will seek to take actions (directly and with the assistance of financial intermediaries) that will detect market timing, the Fund cannot represent that such trading activity can be completely eliminated.

REVOCATION OF MARKET TIMING TRADES. Transactions placed in violation of the Fund's market timing trading policy or exchange limit guidelines are not necessarily deemed accepted by the Fund and may be cancelled or revoked by the Fund on the next business day following receipt by the Fund.

REDEMPTION (REPURCHASE) FEE

REPURCHASE FEE ASSESSMENT. A short-term trading repurchase fee may be assessed on any Fund shares in a Fund account that are sold (by repurchase, whether voluntary or involuntary, or exchange) within five (5) New York Stock Exchange trading days following their purchase date. This repurchase fee will equal 2% of the amount repurchased (using standard rounding criteria) and shares held the longest will be treated as being repurchased first and shares held shortest as being repurchased last. The repurchase fee may be collected by deduction from the repurchase proceeds or, if assessed after the repurchase transaction, by billing you. The repurchase fee will be applicable only to shares of the Fund that are purchased during the five trading days prior to each Repurchase Request Deadline, as it is not possible to have Fund shares repurchased by the Fund within five trading days of their purchase except during that limited period each quarter.

This repurchase fee is imposed to discourage short-term trading and is paid to the Fund to help offset any cost associated with such short-term trading. This repurchase fee is not intended to accommodate short-term trading and the Fund will monitor the assessment of repurchase fees against your account. Based on the frequency of repurchase fees assessed against your account in the Fund and/or in your other Franklin Templeton fund accounts, the Fund manager or transfer agent may in its sole discretion determine that your trading activity may be detrimental to the Fund as described in the Fund's "Market Timing Trading Policy" section and elect to (i) reject or limit the amount, number, frequency or method for requesting future purchases into the Fund and/or (ii) reject or limit the amount, number, frequency or method for requesting future exchanges or repurchases out of the Fund even if any such request would not exceed the exchange limit guideline described in this prospectus.

REPURCHASES THROUGH FINANCIAL INTERMEDIARIES. You are an investor subject to this 2% short-term trading repurchase fee whether you are a direct shareholder of the Fund or you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an "Omnibus Account") with the Fund for trading on behalf of its customers. Currently, only certain intermediaries have the ability to collect the Fund's repurchase fee on the Fund's behalf from their customers' accounts. Even in the case of these intermediaries who are collecting the repurchase fee, due to policy, operational and/or systems' requirements and limitations, these intermediaries may use criteria and methods for tracking, applying and/or calculating the fee that may differ in some respects from that of the Fund. The Fund will continue to encourage all financial intermediaries to develop the capability to begin assessing the repurchase fee from their customers who invest in the Fund. If you are investing in Fund shares through a financial intermediary, you should contact your financial intermediary (or, in the case of a 401(k) retirement plan, your plan sponsor) for more information on any differences in how the repurchase fee is applied to your investments in the Fund.

WAIVER/EXCEPTIONS/CHANGES. The Fund reserves the right to waive the repurchase fee at its discretion if the Fund's transfer agent believes such waiver is consistent with the best interests of the Fund and to the extent permitted or required by applicable law. The Fund's transfer agent may also, at its discretion and upon receipt of shareholder's written request, waive the repurchase fee because of a bona-fide and unanticipated financial emergency. The repurchase fee does not apply to redemptions by other mutual funds, Omnibus Account owners and certain comprehensive fee programs where investment instructions are given at the firm level of Fund approved broker-dealers on behalf of their clients invested in Franklin Templeton funds. In addition, the Fund reserves the right to modify or eliminate the repurchase fee or waivers at any time. You will receive 60 days' notice of any material changes, unless otherwise provided by law.

LIMITATIONS ON COLLECTION. Currently, the Fund is very limited in its ability to assess or collect the repurchase fee on all shares redeemed by Fund investors serviced by the Fund's transfer agent (due to systems limitations which we anticipate being resolved within 180 days of the effective date of this policy) or by financial intermediaries on behalf of their customers. For example, where a financial intermediary is not able to determine if the repurchase fee applies and/or is not able to assess or collect the fee, or omits to collect the fee at the time of a repurchase, the Fund will not receive the repurchase fees. Further, if Fund shares are redeemed by a financial intermediary at the direction of its customer(s), the Fund may not know: (1) whether a repurchase fee is applicable; and/or (2) the identity of the customer who should pay the repurchase fee.

INVOLUNTARY REDEMPTIONS

The Fund reserves the right to close your account if the account value falls below the Fund's minimum account level, or you are deemed to engage in activities that are illegal (such as late trading) or otherwise believed to be detrimental to the Fund (such as market timing), to the fullest extent permitted by law.

DISTRIBUTIONS AND TAXES

INCOME DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

The Fund declares dividends from its net investment income. The Fund's net investment income is reduced by interest on the Fund's borrowings, and dividends or interest on any senior securities issued by the Fund. The Fund does not pay "interest." The Fund intends to make a distribution at least annually from its net investment income and any net realized capital gains. The amount of any distribution will vary, and there is no guarantee the Fund will pay either an income dividend or a capital gain distribution.

Under the 1940 Act, the Fund may not incur indebtedness unless the Fund has asset coverage of at least 300% of the aggregate outstanding indebtedness immediately after the borrowing. Also, if the Fund issues preferred stock or debt securities in a public offering, it must meet certain requirements before it can declare dividends or other distributions on any class of its capital stock or repurchase any of its capital stock. See "Main Risks - Effects of Borrowing and Leverage" and "Tax Considerations."

ANNUAL STATEMENTS. Every January, you will receive a statement that shows the tax status of distributions you received the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

AVOID "BUYING A DIVIDEND." If you invest in the Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

DISTRIBUTION OPTIONS. You may receive your distributions from the Fund in any of these ways:

o You may reinvest the distributions you receive from the Fund in an existing account in the same share class of the Fund or in another Franklin Templeton fund. Initial sales charges and Early Withdrawal Charges will not apply if you reinvest your distributions within 365 days.

o Class B and C shareholders may reinvest their distributions in Class A shares of any Franklin Templeton money fund.

o You can have your distributions deposited in a bank account or mailed to you by check. For retirement plans for which Franklin Templeton Bank & Trust is the trustee or custodian, special forms may be needed to receive distributions in cash. Please call 1-800/527-2020 for information.

Please indicate on your application the distribution option you have chosen; otherwise, we will reinvest your distributions in the same share class of the Fund.

TAX CONSIDERATIONS

In general, if you are a taxable investor, Fund distributions are taxable to you at either ordinary income or capital gains tax rates. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Fund distributions of short-term capital gains are taxable to you as ordinary income. Fund distributions of long-term capital gains are taxable as long-term capital gains no matter how long you have owned your shares. Long-term capital gain distributions qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets). A portion of the income dividends paid to you may be qualified dividends eligible for taxation by individuals at long-term capital gain rates, so long as you meet certain holding period requirements.

ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY. The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. To continue to qualify, it must meet certain qualification tests as specified in the Code, including distributing at least 90% of its fiscal year income. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to maintain its qualification as a regulated investment company. If the Fund were no longer qualified, it would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund's earnings and profits.

EXCISE TAX DISTRIBUTION REQUIREMENTS. To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

o  98% of its taxable ordinary income earned during the calendar year;

o 98% of its capital gain net income earned during the twelve month period ending October 31; and

o 100% of any undistributed amounts of these categories of income or gain from the prior year.

The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to avoid these federal excise taxes.

BACKUP WITHHOLDING. If you do not provide the Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding at a rate of 28% on any distributions of income, capital gains or proceeds from the sale of your shares. SALES OF FUND SHARES. A tender of your Fund shares for repurchase or exchange will be a taxable transaction for federal income tax purposes. In general, the transaction will be treated as a sale of your Fund shares, if the repurchase or exchange (a) completely terminates your interest in the Fund, (b) is a distribution that is "substantially disproportionate," or (c) is treated as a distribution that is "not essentially equivalent to a dividend." A complete termination of a shareholder's interest generally requires that the shareholder dispose of all Fund shares directly owned or attributed to him or her. A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholder's proportionate interest in the Fund after all Fund shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his or her proportionate interest. If, however, a tender of less than all of your Fund shares does not qualify for sale or exchange treatment, the proceeds may be treated as a deemed dividend distribution.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders that hold their Fund shares as a capital asset. The individual tax rate on any gain from a tender of your Fund shares for repurchase or exchange will depend on your marginal tax rate and on how long you have owned your Fund shares.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Fund shares may consist in whole or in part, of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Fund shares. There is also a risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

OTHER TAX INFORMATION. Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in the Fund.

DESCRIPTION OF SHARES

The Fund is authorized to issue an unlimited number of its shares of beneficial interest. The Fund's shares may be offered in multiple classes. Although the Board does not currently intend to do so, it may classify and reclassify any unissued shares at any time. For example, the Board is permitted, subject to shareholder approval where applicable, to set or change the preferences, conversion or other rights, voting powers, restrictions, dividend limitations or terms and conditions of repurchase of the Fund's shares. The description of shares and the discussion under "Certain Anti-Takeover Provisions of the Declaration of Trust" below are subject to the terms of the Fund's Declaration of Trust and Bylaws.


SHARES

The Fund currently offers four classes of shares, Class A, Class B, Class C and Advisor Class. The Fund began offering Class A, B and C shares on November 3, 2003. The Fund may offer additional classes of shares in the future. The full title of each class is:

o Franklin Mutual Recovery Fund - Class A

o Franklin Mutual Recovery Fund - Class B

o Franklin Mutual Recovery Fund - Class C

o Franklin Mutual Recovery Fund - Advisor Class


Shares of each class represent proportionate interests in the Fund's assets. On matters that affect the Fund as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law.


Shares do not have preemptive, conversion, exchange or redemption rights. Each share has equal voting rights and, subject to the rights and preferences, if any, with respect to separate series and classes of shares, equal dividend, distribution and liquidation rights. Both the outstanding shares (i.e., the shares issued prior to the date of this prospectus), if any, and the shares offered and sold pursuant to this prospectus are fully paid and nonassessable. Shareholders are entitled to one vote per share.


The Fund has noncumulative voting rights. This gives holders of more than 50% of the shares voting the ability to elect all of the members of the Board nominated for election at a meeting. If this happens, holders of the remaining shares voting will not be able to elect anyone to the Board.

The Board has approved the offer and sale of shares pursuant to this prospectus. Shares will usually be held in book-entry form. However, a shareholder may request physical share certificates by writing to the Fund. See "Transaction Procedures and Special Requirements - Share Certificates" below.

CERTAIN ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that may limit (i) the ability of other entities or persons to acquire control of the Fund, and (ii) the Fund's freedom to engage in certain transactions. These terms may be regarded as "anti-takeover" provisions.

Under the Declaration of Trust, the affirmative vote of a majority of trustees present at a meeting at which quorum is present and the holders of at least 75% (which is higher than the vote required under the 1940 Act) of the Fund's shares entitled to vote is usually required to approve the Fund's: (a) dissolution; (b) merger or consolidation with or into one or more statutory trusts or other business entities; (c) conversion into another business entity, the conversion of its shares into beneficial interests in another statutory trust or any lawful exchange of its shares; (d) sale, conveyance, or transfer of all or substantially all of its assets to another trust, statutory trust, partnership, limited partnership, limited liability company, corporation or other association; (e) conversion from a "closed-end company" to an "open-end company" (as those terms are defined in the 1940 Act); (f) issuance of any of its securities to a "Principal Holder" (as that term is defined in the Declaration of Trust) for cash; and (g) exchange of any of its securities to a Principal Holder for the sale, lease or exchange to the Fund of a certain level of assets of the Principal Holder. However, if the transaction receives the approval of two-thirds (66 2/3%) of the Board, only the affirmative "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) is required. These voting requirements also apply to a vote of a series of the Fund where the series is involved in transactions similar to those in (a), (c) and (d) above, to the extent applicable.

The provisions of the Declaration of Trust described above and the Fund's right to make a Repurchase Offer for its shares may deprive shareholders of opportunities to increase the value of their shares. This is because a third party will be discouraged from attempting to obtain control of the Fund by making a tender or exchange offer for shares of the Fund in connection with a merger, acquisition or similar transaction. The overall impact of these provisions is to reduce the possibility of one of the above transactions occurring, including the possibility of a Principal Holder assuming control of the Fund either directly or indirectly through affiliates. These terms, at the same time, present advantages. The provisions likely will (i) require persons seeking control of the Fund to negotiate with its management regarding the price to be paid; and (ii) facilitate the continuity of the Fund's management and investment goal and policies. The Board has considered these anti-takeover provisions and concluded that they are in the best interest of the Fund and its shareholders.

The Declaration of Trust is on file with the SEC and you may request a copy from the SEC for a more detailed explanation of these terms.


NET ASSET VALUE AND SHARES OUTSTANDING

The following table sets forth, for each of the Fund's fiscal quarters ending on the dates set forth below during the two most recent fiscal years of the Fund and since the beginning of the current fiscal year, the high and low Net Asset Value per share for shares during the periods:

--------------------------------------------------------
QUARTERLY PERIOD ENDING            HIGH        LOW
--------------------------------------------------------
CLASS A
--------------------------------------------------------
December 31, 2003                 $20.66       $18.71
--------------------------------------------------------
March 31, 2004                    $21.82       $20.66
--------------------------------------------------------
June 30,   2004                   $27.74       $20.45
--------------------------------------------------------
CLASS B
--------------------------------------------------------
December 31, 2003                 $20.34       $18.37
--------------------------------------------------------
March 31, 2004                    $21.47       $20.34
--------------------------------------------------------
June 30,   2004                   $21.38       $20.09
--------------------------------------------------------
CLASS C
--------------------------------------------------------
December 31, 2003                 $20.59       $18.58
--------------------------------------------------------
March 31, 2004                    $21.72       $20.59
--------------------------------------------------------
June 30,   2004                   $21.63       $20.33
--------------------------------------------------------

As of July 2, 2004, the Net Asset Value per share was: $12.04 for Class A; $12.00 for Class B; and $12.00 for Class C.

The following table sets forth certain information with respect to shares as of July 2, 2004:

-------------------------------------------------------------------------------
                                                                     (4)
                                         (3)                 AMOUNT OUTSTANDING
     (1)                (2)         AMOUNT HELD BY           EXCLUSIVE OF AMOUNT
TITLE OF CLASS  AMOUNT AUTHORIZED   FUND FOR OWN ACCOUNT     SHOWN UNDER (3)
-------------------------------------------------------------------------------
Shares of       Unlimited               N/A                     8,475,243.756
beneficial
interest
-------------------------------------------------------------------------------



TRANSACTION PROCEDURES AND SPECIAL REQUIREMENTS

CALCULATING SHARE PRICE

The Fund calculates the NAV per share each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). Each class's NAV is calculated by dividing its net assets by the number of its shares outstanding.


When you buy shares, you pay the Offering Price. The Offering Price is the NAV plus any applicable sales charge. When you tender shares for repurchase by the Fund, you receive the NAV minus any applicable Early Withdrawal Charge, as of the close of the New York Stock Exchange on the Repurchase Date. Requests to buy shares are processed at the public offering price next calculated after we receive your request in proper form.

The Fund's assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If the Fund holds securities listed primarily on a foreign exchange that trades on days when the Fund is not open for business, the value of your shares may change on days that you cannot buy or sell shares.


Neither Distributors nor securities dealers are permitted to withhold placing orders to benefit themselves by a price change. Distributors is required to advise the Fund promptly of all purchase orders and cause payments for shares to be delivered promptly to the Fund.

WRITTEN INSTRUCTIONS

Written instructions must be signed by all registered owners. To avoid any delay in processing your transaction, they should include:

o   Your name,

o   The Fund's name,

o   A description of the request,

o   For exchanges, the name of the fund you are exchanging into,

o   Your account number,

o   The dollar amount or number of shares, and

o A telephone number where we may reach you during the day, or in the evening if preferred.

REPURCHASE OFFERS - TELEPHONE INSTRUCTIONS

Generally, in a Repurchase Offer, requests to tender shares with a value of $100,000 or less can be made over the phone (1-800-632-2301) provided that you do not hold share certificates and you have not changed your address by phone or online within the last 15 days. You may not tender over the phone more than $100,000 in shares during any single Repurchase Offer period. If your shares are held in street or nominee name, please contact your Securities Dealer to tender your shares by telephone. Otherwise, written instructions with respect to your tender of shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the notification to shareholders of the Repurchase Offer.

If you qualify for a waiver from the Early Withdrawal Charge, please notify our representative when you request to tender shares over the phone. If you do not indicate that you qualify for this waiver, the Fund cannot guarantee that you will receive the waiver.

SIGNATURE GUARANTEES

For our mutual protection, we require a signature guarantee in the following situations:

1.  You wish to sell over $100,000 worth of shares,

2. You want the proceeds to be paid to someone other than the registered owners,

3. The proceeds are not being sent to the address of record, preauthorized bank account, or preauthorized brokerage firm account,

4.  We receive instructions from an agent, not the registered owners,

5. We believe a signature guarantee would protect us against potential claims based on the instructions received.

A signature guarantee verifies the authenticity of your signature. You should be able to obtain a signature guarantee from a bank, broker, credit union, savings association, clearing agency, or securities exchange or association. A NOTARIZED SIGNATURE IS NOT SUFFICIENT.


The amount may be higher for members of the Valued Investor Program. Please see page 66 for more information regarding eligibility.


SHARE CERTIFICATES

We will credit your shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to the Fund if you want to sell or exchange the shares. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

ACCOUNT REGISTRATIONS AND REQUIRED DOCUMENTS

When you open an account, we need you to tell us how you want your shares registered. How you register your account will affect your ownership rights and ability to make certain transactions. If you have questions about how to register your account, you should consult your investment representative or legal advisor. Please keep the following information in mind when registering your account.


JOINT ACCOUNTS. Unless you specify a different registration, shares issued to two or more owners are registered as "joint tenants with rights of survivorship" (shown as "Jt Ten" on your account statement). To make any ownership changes to jointly owned shares, or to sever a joint tenancy in jointly owned shares, all owners must agree in writing.

GIFTS AND TRANSFERS TO MINORS. You may set up a custodial account for a minor under your state's Uniform Gifts/Transfers to Minors Act. Other than this form of registration, a minor may not be named as an account owner.


TRUSTS. You should register your account as a trust only if you have a valid written trust document. This avoids future disputes or possible court action over who owns the account.


REQUIRED DOCUMENTS. For corporate, partnership and trust accounts, please send us the following documents when you open your account. This will help avoid delays in processing your transactions while we verify who may sign on the account.


TYPE OF ACCOUNT       DOCUMENTS REQUIRED
----------------------------------------------------------------------
CORPORATION           Corporate Resolution
----------------------------------------------------------------------
PARTNERSHIP           1.  The pages from the partnership agreement
                          that identify the general partners, or

                      2. A certification for a partnership agreement
----------------------------------------------------------------------
TRUST                 1.  The pages from the trust document that
                          identify the trustees, or

                      2. A certification for trust
----------------------------------------------------------------------


STREET OR NOMINEE ACCOUNTS. If you have shares held in a "street" or "nominee" name account with your securities dealer, you may transfer the shares to the street or nominee name account of another securities dealer. Both dealers must have an agreement with Distributors or we cannot process the transfer. Contact your securities dealer to initiate the transfer. We will process the transfer after we receive authorization in proper form from your delivering securities dealer. Accounts may be transferred electronically through the National Securities Clearing Corporation (NSCC). For accounts registered in street or nominee name, we may take instructions directly from the securities dealer or your nominee.

IMPORTANT INFORMATION IF YOU HAVE AN INVESTMENT REPRESENTATIVE

If there is a dealer or other representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from the Fund.


SERVICES TO HELP YOU MANAGE YOUR ACCOUNT

INVESTMENT PLAN


This plan offers a convenient way for you to invest in the Fund by automatically transferring money from your checking or savings account each month to buy shares. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your account application and mail it to Investor Services. If you are opening a new account, please include the minimum initial investment (please see page 33) with your application.

AUTOMATED TELEPHONE SYSTEM

Our automated system offers around-the-clock access to information about your account or any Franklin Templeton fund. This service is available by dialing any of the following numbers from a touch-tone phone:

---------------------------------------------
Shareholder Services           1-800/632-2301
---------------------------------------------
Advisor Services               1-800/524-4040
---------------------------------------------
Retirement Services            1-800/527-2020
---------------------------------------------



AUTOMATIC PAYROLL DEDUCTION

You may invest in the Fund automatically by transferring money from your paycheck to the Fund by electronic funds transfer. If you are interested, indicate on your application that you would like to receive an Automatic Payroll Deduction Program kit.

ELECTRONIC FUND TRANSFERS

You may choose to have dividend and capital gain distributions from the Fund sent directly to a checking or savings account. If the account is with a bank that is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If you choose this option, please allow at least fifteen days for initial processing. We will send any payments made during that time to the address of record on your account.


VALUED INVESTOR PROGRAM

You may be eligible for the Valued Investor Program (VIP) if the total combined value of Franklin Templeton fund shares held directly with the funds in your name or the name of a legal entity over which you have exclusive control, in the name of your spouse, and in the names of your children or grandchildren who are under the age of 21 exceeds $250,000. Franklin Templeton VIP shareholders enjoy enhanced service and transaction capabilities. Please contact Shareholder Services at 1-800/632-2301 for additional information on this program.


STATEMENTS, REPORTS AND PROSPECTUSES TO SHAREHOLDERS

We will send you the following statements, reports and prospectuses on a regular basis:

o Statements reflecting transactions in your account, including additional purchases and dividend reinvestments. PLEASE VERIFY THE ACCURACY OF YOUR STATEMENTS WHEN YOU RECEIVE THEM.

o You also will receive the Fund's financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called "householding," will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301. At any time you may view current prospectuses and financial reports on our website.

If you choose, you may receive your statements, financial reports and prospectuses through electronic delivery (please see "Telephone/Online Privileges" below).

TELEPHONE/ONLINE PRIVILEGES


You will automatically receive telephone/online privileges when you open your account, allowing you to obtain or view your account information, and conduct a number of transactions by phone or online, including: buy shares; sell or exchange shares in connection with a Repurchase Offer; use electronic funds transfer to buy or sell shares of most funds; change your address; and add or change account services (including distribution options, and automatic investment plans). Online sell and exchange privileges are not available for this Fund except in connection with a Repurchase Offer.


To view your account information or request online transactions, you will first need to register for these services at the shareholder section of our website at franklintempleton.com. You will be asked to accept the terms of an online agreement(s) and establish a password for online services. If you are registered for online services, you may enroll online in Franklin Templeton's electronic delivery program for your shareholder documents. This will allow you to receive electronic delivery (through our website) of most funds' prospectuses, annual/semiannual reports to shareholders, and proxy statements, as well as your account(s) statements and trade confirmations, and discontinue receiving your paper copies through the U.S. mail. Using our shareholder website means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks.

As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. We will request passwords or other information, and also may record calls. To help safeguard your account, keep your password confidential and verify the accuracy of your confirmation statements immediately after you receive them. Contact us immediately if you believe someone has obtained unauthorized access to your account or password. For transactions done over the Internet, we recommend the use of an Internet browser with 128-bit encryption. Certain methods of contacting us (such as by phone or by Internet) may be unavailable or delayed during periods of unusual market activity. OF COURSE, YOU CAN DECLINE TELEPHONE BUY, SELL, OR EXCHANGE PRIVILEGES ON YOUR ACCOUNT APPLICATION, OR CHOOSE NOT TO REGISTER FOR ONLINE PRIVILEGES. IF YOU HAVE TELEPHONE/ONLINE PRIVILEGES ON YOUR ACCOUNT AND WANT TO DISCONTINUE THEM, PLEASE CONTACT US FOR INSTRUCTIONS. You may reinstate these privileges at any time in writing, including online registration with respect to online privileges.

 NOTE: We discourage you from including confidential or sensitive information in any Internet communication to us. If you do choose to send email (encrypted or not) to us over the Internet, you are accepting the associated risks of lack of confidentiality.

The Fund may modify, suspend, or terminate telephone/online privileges at any time.

JOINT ACCOUNT RISK WITH TELEPHONE/ONLINE PRIVILEGES

You will automatically receive telephone/online privileges when you open your account. If your account has more than one registered owner, telephone/online privileges allow the Fund to accept online registration for online services (including electronic delivery of shareholder documents) and transaction instructions online or by telephone from only one registered owner. This means that ANY ONE REGISTERED OWNER ON YOUR ACCOUNT, ACTING ALONE AND WITHOUT THE CONSENT OF ANY OTHER REGISTERED OWNER, may give the Fund instructions by telephone, online or in writing (subject to any limitations in telephone or online privileges) to:

o Exchange shares from a jointly registered Fund account requiring all registered owner signatures into an identically registered money fund account that only requires one registered owner's signature to sell shares;

o Sell Fund shares and direct the sale proceeds to a bank account that may or may not be owned by you and, if owned by you jointly with someone else, only requires one person to withdraw funds by check or otherwise;

o Add/Change the bank account to which Fund share sale proceeds may be sent, which bank account may not be owned by you;

o  Purchase Fund shares by debiting a bank account that may be owned by you; and

o Add/Change the bank account that may be debited for Fund share purchases, which new account may be owned by you.

If you do NOT want another registered owner on your account to be able to issue these kinds of instructions to the Fund without your consent, you must instruct the Fund to deny/terminate online privileges and the ability to issue such instructions by telephone so that these types of instructions will only be accepted in writing signed by all account owners. This decision will apply to any other fund into which you may exchange your jointly owned Fund shares. Any later decision to permit these types of instructions by telephone and/or online will need to be given to the Fund in a written instruction signed by all registered owners.

INSTITUTIONAL ACCOUNTS

Additional methods of buying shares of the Fund may be available to institutional accounts. Institutional investors also may be required to complete an institutional account application. For more information, call Institutional Services at 1-800/321-8563.

AVAILABILITY OF THESE SERVICES

The services above are available to most shareholders. If, however, your shares are held by a financial institution, in a street name account, or networked through the NSCC, the Fund may not be able to offer these services directly to you. Please contact your investment representative.



ADDITIONAL POLICIES

Please note that the Fund maintains additional policies and reserves certain rights, including:

o The Fund may restrict, reject or cancel any purchase orders, including an exchange request.

o The Fund may modify, suspend, or terminate telephone/online privileges at any time.

o The Fund may make material changes to or discontinue the exchange privilege on 60 days' notice or as otherwise provided by law.

o The Fund may stop offering shares completely or may offer shares only on a limited basis, for a period of time or permanently.

o Normally, redemptions are processed by the next business day, but may take up to seven days to be processed if making immediate payment would adversely affect the Fund.

o In unusual circumstances, we may temporarily suspend redemptions or postpone the payment of proceeds, as allowed by federal securities laws.

o You may only buy shares of a fund (including the purchase side of an exchange) eligible for sale in your state or jurisdiction.

o To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Fund promptly.



WHAT IF I HAVE QUESTIONS ABOUT MY ACCOUNT?

If you have any questions about the Fund or your account, you can write to us at P.O. Box 997151, Sacramento, CA 95899-9983. You also can call us at one of the following numbers. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.



                        TELEPHONE          HOURS (PACIFIC TIME,
DEPARTMENT NAME         NUMBER             MONDAY THROUGH FRIDAY)
------------------------------------------------------------------------
Shareholder Services     1-800/632-2301    5:30 a.m. to 5:00 p.m.
                                           6:30 a.m. to 2:30
                                           p.m.(Saturday)
------------------------------------------------------------------------
Fund Information         1-800/DIAL BEN(R) 5:30 a.m. to 5:00 p.m.
                         (1-800/342-5236)  6:30 a.m. to 2:30
                                           p.m.(Saturday)
------------------------------------------------------------------------
Retirement Services      1-800/527-2020    5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Advisor Services         1-800/524-4040    5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Institutional Services   1-800/321-8563    6:00 a.m. to 4:00 p.m.
------------------------------------------------------------------------
TDD (hearing impaired)   1-800/851-0637    5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Automated Telephone      1-800/632-2301    (around-the-clock access)
System                   1-800/524-4040
                         1-800/527-2020
------------------------------------------------------------------------


ADDITIONAL GENERAL INFORMATION

LEGAL MATTERS. Certain legal matters in connection with the shares offered by this prospectus will be passed on for the Fund by Stradley, Ronon, Stevens & Young, LLP.

FUND EXPENSES. The Fund is responsible for certain fees and expenses which it pays out of Fund assets, including certain transfer agency, investment advisory, trustee and brokerage fees, administrative and operating expenses, and taxes, if any.

FURTHER INFORMATION. Further information concerning shares and the Fund may be found in the Fund's Registration Statement, filed electronically with the SEC.




TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Goals, Strategies and Risks................................ 2

Officers and Trustees......................................17

Proxy Voting Policies and Procedures.......................22

Investment Management and Other Services...................24

How Does the Fund Buy Securities for Its Portfolio?........25

How Do I Buy and Exchange Shares?..........................26

How Are Shares Valued?.....................................31

Additional Information on Distributions and Taxes..........32

The Fund's Underwriter.....................................35

How Does the Fund Measure Performance?.....................37

Miscellaneous Information..................................40

Description of Ratings.....................................41













AUGUST 1, 2004



Prospectus - Advisor Class

Franklin Mutual Recovery Fund



[Insert Franklin Templeton Investments logo]

Franklin Mutual Recovery Fund (Fund) is a closed-end investment company. Its principal investment goal is capital appreciation. Franklin Mutual Advisers, LLC, is the Fund's manager. The manager makes all investment decisions for the Fund and seeks to achieve superior risk adjusted returns with a low correlation to the U.S. equity markets by taking long and short positions in equity and fixed income securities.


Please read this prospectus before investing, and keep it for future reference. It contains important information about the Fund, that you should know before investing in the Fund, including how the Fund invests and the services available to shareholders.

To learn more about the Fund and its policies, you may request a copy of the Fund's Statement of Additional Information (SAI), dated August 1, 2004, which we may amend from time to time.

We have filed the SAI with the Securities and Exchange Commission (SEC) and have incorporated it by reference into this prospectus.

For a free copy of the SAI or a larger print version of this prospectus, contact your investment representative or call 1-800/DIAL BEN(R). The Table of Contents of the SAI appears on page 64 of this prospectus.


SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT. SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investment in the Fund involves significant risk and is suitable only for persons who can bear the economic risk of the loss of their investment. You should carefully consider these risks before investing in the Fund. Please see "MAIN RISKS."

THIS PROSPECTUS IS NOT AN OFFERING OF THE SHARES HEREIN DESCRIBED IN ANY STATE, JURISDICTION OR COUNTRY IN WHICH THE OFFERING IS NOT AUTHORIZED. NO SALES REPRESENTATIVE, DEALER, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. FURTHER INFORMATION MAY BE OBTAINED FROM FRANKLIN/TEMPLETON DISTRIBUTORS,
INC.(DISTRIBUTORS).


      The Fund began offering its Shares and began investment operations on June 1, 2003. The Fund engages in a continuous offering of Shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of Shares and has registered 30,000,000 Shares. Shares are offered at a price equal to the next determined net asset value (NAV). The price of shares will fluctuate, depending upon the Fund's NAV, which, as of July 2, 2004, was $12.06 per share. There is no front-end sales charge on purchases of Shares.

The proceeds to the Fund of the offering of the 22,412,537 shares previously registered and not issued or distributed are estimated at $246,897,243 and, subject to the initial sales charges for Class A shares, the expenses of issuance and distribution/1 and any repurchases, will be invested by the Fund over the course of the continuous offering.

1. The expenses of issuance and distribution for such shares are estimated at $562,331 which includes, in addition to other expenses, $22,494 for government and self-regulatory organization filing fees and $305,635 for accounting and transfer agent fees.

The manager and its affiliates may pay from their own resources additional compensation to securities dealers in connection with the sale and distribution of the shares.


No market currently exists for Fund shares. It is not currently anticipated that a secondary market will develop for the shares. The Fund, the manager and Distributors do not intend to make a secondary market in shares or to list shares on any securities exchange or for quotation on any over-the-counter market. Fund shares are not readily marketable. As a consequence, you should consider the shares to be an illiquid investment. This means that you may not be able to freely sell your shares.


To provide shareholders a means to sell their shares at NAV, the Fund will make quarterly Repurchase Offers to repurchase shares from shareholders. Each Repurchase Offer will be for a specified percentage (between 5% and 25%) of the Fund's outstanding shares set by the Fund's Board of Trustees. Shares will be repurchased at the NAV determined as of the close of business (1:00 p.m., Pacific time) on the day the Repurchase Offer ends or within a maximum of fourteen days after the Repurchase Offer ends as described in "Periodic Offers By the Fund to Repurchase Shares From Shareholders." Each Repurchase Offer will last for a period between three and six weeks. The Fund will send to its shareholders a written notification about each Repurchase Offer at the beginning of the Repurchase Offer. Please see "Periodic Offers By the Fund to Repurchase Shares From Shareholders."

The date of this Prospectus and Statement of Additional Information is August 1, 2004.


TABLE OF CONTENTS

Expense Summary..........................................  2

Financial Highlights.....................................  3

Information About the Fund...............................  4

Use of Proceeds from Sales of Shares.....................  6

Investment Goal and Strategies...........................  7

Main Risks...............................................  11

Management...............................................  19

Portfolio Transactions by the Fund.......................  23

Investment Performance Information.......................  24

Qualified Investors............ .........................  25

Buying Shares............................................  28

Dealer Compensation......................................  31

Periodic Offers by the Fund to
Repurchase Shares from Shareholders......................  31

Exchanging Shares........................................  37

Distributions and Taxes..................................  46

Description of Shares....................................  50

Transaction Procedures and Special Requirements..........  54

Services to Help You Manage Your Account.................  58

What If I Have Questions About My Account?...............  63

Additional General Information...........................  63

Table of Contents of
Statement of Additional Information......................  64


FRANKLIN
MUTUAL RECOVERY FUND
Advisor Class

August 1, 2004



P.O. Box 997151
Sacramento, CA 95899-9983


1-800/DIAL BEN(R)


EXPENSE SUMMARY

This table is designed to help you understand the costs of investing in the Fund. The Fund's actual expenses may vary.



A.  SHAREHOLDER TRANSACTION EXPENSES/1
-------------------------------------------------------------------------
    Sales load                                                   None
-------------------------------------------------------------------------
    Dividend reinvestment and cash purchase plan fees            None
-------------------------------------------------------------------------
    Redemption (repurchase )fee on shares sold within 5
    New York Stock Exchange trading days following their
    purchase date                                                2.00%/2
-------------------------------------------------------------------------


B.  ANNUAL FUND OPERATING EXPENSES
    (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)/3
-------------------------------------------------------------------------
    Management fees                                              1.50%/4
-------------------------------------------------------------------------
    Other expenses                                               1.60%
-------------------------------------------------------------------------
    TOTAL ANNUAL FUND OPERATING EXPENSES                         3.10%
-------------------------------------------------------------------------

1. If your transaction is processed through your securities dealer, you may be charged a transaction processing fee by your securities dealer.
2. The redemption (repurchase) fee is calculated as a percentage of the amount repurchased (using standard rounding criteria), and may be charged when you sell or exchange your shares or if your shares are involuntarily repurchased. The fee is limited to shares bought within 5 days of repurchase request deadline. The fee is retained by the Fund and generally withheld from repurchase proceeds. For more details, see "Redemption (repurchase) Fee" section.
3. The Fund began offering Advisor Class shares on June 1, 2003. Total annual Fund operating expenses are annualized.
4. The management fee is the Fund's annual base management fee. During the first 12 months of the Fund's operations, the management fee was charged at the base fee of 1.50% of the Fund's average daily net assets, with no performance adjustment made. Thereafter, on a monthly basis, the base fee either remains unadjusted or is adjusted up or down depending upon the investment return of the Fund's Advisor Class shares, over the prior 12-month rolling period, compared to the investment return of the Bloomberg/EFFAS U.S. Government 3-5 Years Total Return Index, the Fund's benchmark. The maximum or minimum adjustment at an annual rate will be 1%. As a result, the Fund could pay an annualized management fee in the range of 0.50% to 2.50% of the Fund's average daily net assets.



C. EXAMPLE

    Assume the Fund's annual return is 5%, operating expenses are as described above, and you sell your shares after the number of years shown. These are projected amounts you would pay for each $1,000 that you invest in shares.


                               1 YEAR     3 YEARS   5 YEARS   10 YEARS
----------------------------------------------------------------------

Assuming no tender of
shares for repurchase by
the Fund                        $31         $96       $163       $341



THIS IS JUST AN EXAMPLE. IT DOES NOT REPRESENT PAST OR FUTURE EXPENSES OR RETURNS. ACTUAL EXPENSES AND RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN. The Fund pays its operating expenses. The effects of these expenses are reflected in its NAV or dividends and are not directly charged to your account.



FINANCIAL HIGHLIGHTS

This table presents the Fund's financial performance since its inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. This information has been audited by Ernst & Young LLP, whose report, along with the Fund's financial statements, are included in the annual report, which is available upon request.

ADVISOR CLASS                   YEAR ENDED MARCH 31,
----------------------------------------------------
                                            2004/1
----------------------------------------------------
PER SHARE DATA ($)
----------------------------------------------------
Net asset value,
beginning of year                          10.00
----------------------------------------------------
  Net investment (loss)/2
                                            (.09)
----------------------------------------------------
  Net realized and
unrealized gains                            2.06
----------------------------------------------------
Total from investment
operations                                  1.97
----------------------------------------------------
  Distributions from net
  investment income                         (.01)
----------------------------------------------------
  Distributions from net
  realized gains                            (.04)
----------------------------------------------------
Total distributions                         (.05)
----------------------------------------------------
NET ASSET VALUE, END OF                    11.92
YEAR
----------------------------------------------------
Total return (%)/3                         19.76
----------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
----------------------------------------------------
Net assets, end of year
($ x 1,000)                               45,854
----------------------------------------------------
Ratios to average net assets: (%)*
----------------------------------------------------
  Expenses/4                                3.10/5
----------------------------------------------------
  Net investment income                    (1.01)/5
----------------------------------------------------
Portfolio turnover rate (%)               129.60
----------------------------------------------------
*Ratio to average net assets, excluding dividend expense on securities sold short:
 Expenses.................................. 3.01/5


1. Based on average daily shares outstanding.
2. Total return does not include sales charges and is not annualized.
3. Includes dividend expense on securities sold short which varies from period to period. See below for expense ratios that reflect consistent operating expenses.
4. For the period June 2, 2003 (inception date) to March 31, 2004.
5. Annualized.

INFORMATION ABOUT THE FUND

THE FUND

The Fund is a closed-end management investment company. It was formed as a Delaware statutory trust on January 31, 2003, and is registered with the SEC. The Fund's principal business is investing its assets by purchasing and selling securities on an ongoing basis, as described in this prospectus. The Fund does not issue redeemable shares (shares that you may redeem at any time). See "Periodic Offers by the Fund to Repurchase Shares from Shareholders." The Fund offers multiple classes of shares and has adopted distribution plans for its classes of shares pursuant to an order of exemption granted by the SEC (Order). The Order is conditioned on the Fund complying with provisions of the 1940 Act and rules under the 1940 Act that are applicable to open-end investment companies, particularly with respect to offering multiple classes of shares, adopting distribution plans under Rule 12b-1 and imposing deferred sales charges or early withdrawal charges.

CONTINUOUS OFFERING

The Fund began offering its shares on June 2, 2003. The Fund engages in a continuous offering of shares, at a price equal to the NAV per share, next determined after a purchase order is received.

Franklin Templeton Distributors, Inc. (Distributors), One Franklin Parkway, San Mateo, CA 94403-1906, and other securities dealers that have entered into selected dealer agreements with Distributors, offer and sell shares of the Fund on a continuous basis.

The minimum initial purchase is $10,000 and the minimum subsequent investment in the continuous offering is $1,000 with certain exceptions (please see page 26). The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time. Any purchase order may be rejected by Distributors or the Fund. Distributors or the Fund also may suspend the continuous offering of shares at any time.


The Fund is designed primarily for long-term investors. It should not be considered a vehicle for short-term trading purposes, given its lack of a secondary market.


PERIODIC OFFERS TO REPURCHASE SHARES FROM SHAREHOLDERS

The Fund does not intend to list shares on any securities exchange or arrange for their quotation on any over-the-counter market. Because a secondary market does not currently exist for the Fund's shares and one is not likely to develop, the shares are not readily marketable and the Fund has adopted a fundamental policy to offer each quarter to repurchase a portion of the shares outstanding. In response to each Repurchase Offer, shareholders may choose to tender their shares to the Fund for repurchase. Repurchase Offers occur at a price per share equal to the NAV per share of the shares determined as of the close of business (1:00 p.m. Pacific time) on the day the Repurchase Offer ends or within a period of fourteen days after the Repurchase Offer ends. Each Repurchase Offer will last for a period between three and six weeks. Shareholders will be notified in writing at the beginning of each Repurchase Offer.

A short-term trading redemption (repurchase) fee may be assessed on any Fund shares in a Fund account that are sold (by repurchase, whether voluntary or involuntary, or exchange) within five (5) New York Stock Exchange trading days following their purchase date. Please see "Exchanging Shares - Redemption (repurchase) Fee" section (beginning on page 43).


Under certain limited circumstances, the Fund may suspend or postpone a quarterly Repurchase Offer for the repurchase of shares from the Fund's shareholders. (The Fund must meet certain regulatory requirements and must give notice to shareholders in order to suspend or postpone a Repurchase Offer.) In that event, shareholders will likely be unable to sell their shares until the suspension or postponement ends. The Fund, the manager and Distributors are prohibited from making a market in the Fund's shares as long as the Fund continues to publicly offer shares.

INVESTMENT MANAGER


Franklin Mutual Advisers, LLC (Franklin Mutual or the manager) provides investment management oversight to the Fund. The manager provides similar services to other funds. The manager is an indirect, wholly owned subsidiary of Franklin Resources, Inc. (Resources), a publicly owned company engaged in the financial services industry through its subsidiaries. Together, the manager and its affiliates manage $345 billion in assets. See "Management."

DISTRIBUTIONS

Income dividends and capital gain distributions, if any, will be distributed annually, usually in December. Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return on an investment in the Fund. You may elect to have distributions automatically reinvested in additional shares. See "Income Dividends and Capital Gain Distributions" and "Tax Considerations."


USE OF PROCEEDS FROM SALES OF SHARES

The net proceeds from the sale of shares are invested in accordance with the Fund's investment goal and policies as soon as practicable. The Fund's immediate ability to pursue its investment goal will depend on economic and market conditions. If the manager determines that market conditions are not suitable for implementing its investment strategies, the manager will initially invest the proceeds in short-term debt obligations. Investments in these short-term investments may reduce the Fund's investment returns.



INVESTMENT GOAL AND STRATEGIES

GOAL

The principal investment goal of the Fund is capital appreciation. The Fund seeks to achieve superior risk adjusted returns with a low correlation to the U.S. equity markets by investing in equity and debt instruments in the three categories described below. Such investments can be either long or short positions and can utilize a limited amount of leverage.

MAIN INVESTMENT STRATEGIES

Under normal market conditions, the Fund seeks investments in the following three general categories:

o Distressed Companies - Securities of companies that are, have been, or are about to be involved in reorganizations, financial restructurings or bankruptcy or are otherwise experiencing severe financial or operational difficulties.

o Risk Arbitrage Securities - Securities of companies involved in restructurings (such as mergers, acquisitions, consolidations, liquidations, spinoffs, or tender or exchange offers) or that the manager believes are cheap relative to an economically equivalent security of the same or another company.

o Undervalued Securities - Securities which the manager believes are trading at a price substantially below (long) or above (short) their intrinsic value.

The availability of investments at attractive prices in each of these categories varies with market cycles. Therefore, the percentage of the Fund's assets invested in each of these areas fluctuates as the manager attempts to exploit opportunities afforded by cyclical changes. Currently, the Fund's manager expects to focus the Fund's investment program primarily in Distressed Companies. However, as market cycles fluctuate, the percentage of the Fund's assets invested in Risk Arbitrage and Undervalued Securities could increase substantially. The Fund is non-diversified and has no pre-set limits as to the percentage of its portfolio that may be invested in equity or debt securities. The Fund does not currently intend to concentrate its investments in any particular industries but, from time to time, may do so in response to cyclical changes and the manager's reallocation of assets between the three general categories.

The Fund's investments in the Distressed Companies category typically involve debt securities. Such debt investments will usually take the form of bonds or senior or other bank debt of the issuer which generally are in default or are at substantial risk of default (Distressed Debt). Because of the reduced expectation that issuers of Distressed Debt will be able to pay the interest due on such debt in a timely manner, Distressed Debt typically trades at significant discounts to their nominal face value. The Fund typically invests in Distressed Debt not with an expectation of receiving income, but rather because of the manager's belief that Distressed Debt offers opportunities to achieve capital appreciation in a subsequent restructuring, often within the context of a bankruptcy. Debt securities generally have priority over equity securities in a restructuring of a Distressed Company and will ordinarily have a preferred position with respect to the issuer's assets.

The Fund may invest without limit in debt securities in any rating category established by an independent rating agency, including lower-rated (or comparable unrated) or defaulted debt securities. The Fund's investments in Distressed Companies typically involve the purchase of bank debt, defaulted bonds or other indebtedness of such companies. The Fund also may purchase loan participation interests, trade claims and other similar direct obligations or claims against Distressed Companies.

Investments in the Undervalued Securities and Risk Arbitrage Securities categories generally are in equities. In a typical Risk Arbitrage situation relating to an announced merger, acquisition, or other corporate restructuring, the Fund takes a long position in one of the entities participating in the event while taking a short position in the other entity.


The Fund buys stocks "long" that it believes will go up in price and sells stocks "short" that it believes will go down in price. When the Fund takes a long position, it purchases a stock outright. When the Fund takes a short position, it sells a stock it does not own at the current market price and delivers to the buyer a stock that it has borrowed. To close out, or terminate, the short position, the Fund buys the same stock in the market and returns it to the lender. The Fund makes money when the market price of the stock goes down after the short sale. Conversely, if the price of the stock goes up after the sale, the Fund loses money because it will have to pay more to replace the borrowed stock than it received when it sold the stock short.

In order to take advantage of opportunities to buy more stock, the Fund may borrow money from banks (be leveraged). The manager's use of leverage will also most often be in connection with Risk Arbitrage situations.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest, and the Fund may invest a significant portion of its assets in smaller capitalization companies. It is anticipated that the Fund's portfolio typically will have a long bias (i.e., will be net long). While the Fund generally purchases securities for investment purposes, the manager may also be a proponent, in situations where it believes it is appropriate, of shareholder activism in the furtherance of corporate governance or other measures, and may seek to influence or control management of a company in which it invests, or invest in other companies that do so, when the manager believes such actions will increase the value of the Fund's portfolio holdings.

While sharing a similar value-oriented approach as that followed by the open-end investment companies managed by the manager, as a closed-end fund the Fund has greater flexibility to invest in illiquid positions and in positions with little or no public float, and to invest proportionately more of its portfolio in distressed, risk arbitrage or other special situations in response to cyclical market changes.


The Fund may invest a substantial portion of its assets in foreign securities, which may include sovereign debt and participations in foreign government debt. For such investments, the Fund generally seeks to hedge (protect) against currency risks, largely using forward currency exchange contracts.

PORTFOLIO SELECTION

The manager employs a research driven, fundamental value strategy for the Fund. In choosing investments, the manager focuses on the market price of a company's securities relative to the manager's own evaluation of the company's asset value, including an analysis of book value, cash flow potential, long-term earnings, and multiples of earnings of comparable securities of both public or private companies. The prices of debt obligations of Distressed Companies may be "cheap" relative to the value of the company's assets. The Fund may invest in such securities, for example, if the manager believes the market may have overreacted to adverse developments or failed to appreciate positive changes. Similarly, prices of Undervalued Securities are considered "cheap" relative to the company's perceived value and are often out of favor with other investors. The manager examines each investment separately and there are no set criteria as to specific value parameters, asset size, earnings or industry type.

TEMPORARY INVESTMENTS

The manager may keep a portion, which may be significant at times, of the Fund's assets in cash, U.S. government or agency issued securities, or invested in short-term, highly liquid money market instruments, when it believes that insufficient investment opportunities meeting the Fund's investment criteria exist or that it may otherwise be necessary to maintain liquidity. For example, when prevailing market valuations for securities are high, there may be fewer securities available at prices below what is believed to be their intrinsic value. In addition, when the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of the Fund's assets in a temporary defensive manner by holding all or a substantial portion of the Fund's portfolio in cash and/or the cash equivalents described above. In these circumstances, the Fund may be unable to achieve its investment goals.

MAIN RISKS

DISTRESSED INVESTING

Distressed assets are private or public securities of companies that are in, have been in or about to enter bankruptcy or are otherwise experiencing severe financial or operational difficulties. Publicly available information concerning distressed assets is often less extensive and less reliable in comparison to other securities. Consequently, the market for distressed assets is often inefficient in comparison to securities traded on major securities exchanges and short-term volatility can be extreme and liquidity can vanish almost instantaneously. In addition, the manager will frequently take significant positions in distressed assets and seek to exert significant influence in the restructuring of the issuer. The concentrated nature of such holdings and/or the increased potential for obtaining material, non-public information concerning the issuer heighten the risk that the Fund would be constrained in its ability to trade such positions. See "LIQUIDITY" below.


Although distressed assets may already be trading at substantial discounts to prior market values, there is significant risk that the financial, legal or other status of the issuer may deteriorate even further. Access to financing is more difficult for distressed issuers, and relationships with customers and vendors often get worse as the issuer's financial posture weakens. Financial restructurings are subject to numerous factors beyond the control or anticipation of any of the parties involved, and the eventual timing and form of restructuring may be far different than anticipated by the manager.

Distressed assets can take the form of publicly traded senior and subordinated bonds, but many distressed debt obligations have no regulated market such as bank loans, trade claims and consumer loans.


LIQUIDITY

The Fund may invest a substantial portion of its net assets in securities that have restrictions on the Fund's ability to sell the security and other securities with a limited trading market. Reduced liquidity may have an adverse impact on market price and the Fund's ability to sell particular securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of an issuer. Reduced liquidity in the secondary market for certain securities also may make it more difficult for the Fund to obtain market quotations based on actual trades for the purpose of valuing the Fund's portfolio.

LOWER-RATED AND UNRATED DEBT SECURITIES

Securities rated below investment grade, sometimes called "junk bonds," and the type of unrated debt securities purchased by the Fund, generally are considered to have more risk than higher-rated securities. Companies issuing such securities generally are more likely to fail to make principal and interest payments when due than higher-rated securities. They also may fluctuate more in price, and are less liquid than higher-rated securities. Their prices are especially sensitive to developments affecting the company's business and to ratings changes, and typically rise and fall in response to factors that affect the company's stock prices. Companies issuing such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, than better capitalized companies.


LOAN PARTICIPATIONS AND TRADE CLAIMS


The Fund may purchase trade claims and other similar direct obligations or claims against companies in bankruptcy. Trade claims are generally purchased from creditors of the bankrupt company and typically represent money due to a supplier of goods or services to the company. When the Fund purchases a trade claim, there is no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim.

The purchase of indebtedness or loan participations of a troubled company always involves a risk as to the creditworthiness of the issuer and the possibility that principal invested may be lost. In addition to these risks, purchasers of participations take on the risk as to the creditworthiness of the bank or other financial intermediary issuing the participation. Purchasers of participations must also rely on the financial institution issuing the participation to assert any rights against the borrower with respect to the underlying indebtedness.

VALUE INVESTING

Value investments may not increase in price as anticipated by the manager, and may decline even further if other investors fail to recognize the company's value, or favor investing in faster-growing companies, or if the factors that the manager believes will increase the price do not occur.

The Fund's bargain-driven focus may result in the Fund choosing securities that are not widely followed by other investors; "cheaply" priced securities also may include companies reporting poor earnings, companies whose share prices have declined sharply (sometimes growth companies that have recently stumbled) to levels considered "cheap" in the manager's opinion, turnarounds, cyclical companies, or companies emerging from bankruptcy, all of which may have a higher risk of continuing to be ignored or rejected, and therefore, remaining undervalued by the market or decreasing further in value.

CREDIT

An issuer may be unable to make interest payments and repay principal. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value and, thus, impact the Fund's performance.


DISTRESSED COMPANIES

Debt obligations of Distressed Companies typically are unrated, have ratings lower than "investment grade," or are in default or close to default and may become worthless. Please see "Lower-Rated and Unrated Debt Securities" above.

RISK ARBITRAGE

A merger or other restructuring or tender or exchange offer proposed at the time the Fund invests in a Risk Arbitrage Securities position may not be completed on the terms contemplated or within the time frame anticipated by the manager, resulting in losses to the Fund. Such losses would be magnified to the extent that the Fund uses leverage to increase its stake in a Risk Arbitrage Securities.

SECTOR FOCUS

Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole. Although the manager does not currently expect to concentrate the Fund's investments in any one sector, it may, based on cyclical changes in the market, allocate more of the Fund's portfolio holdings to a particular sector. In such case, the Fund's performance will be more susceptible to any economic, business or other developments that generally affect that sector.

FOREIGN SECURITIES

Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks can increase the potential for losses in the Fund and affect its share price.


CURRENCY EXCHANGE RATES. Foreign securities may be issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth less in U.S. dollars.

POLITICAL AND ECONOMIC DEVELOPMENTS. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments.

TRADING PRACTICES. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Fund's assets) also may involve delays in payment, delivery or recovery of money or investments.

AVAILABILITY OF INFORMATION. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

LIMITED MARKETS. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices.

STOCKS

While stocks, as a class, have historically outperformed other types of investments over the long term, individual stock prices tend to go up and down more dramatically over the short term. These price movements may result from factors affecting individual companies or industries, or the securities market as a whole.

SMALLER COMPANIES

While smaller companies may offer substantial opportunities for capital growth, they also involve substantial risks and should be considered speculative. Historically, smaller company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller companies to changing economic conditions. In addition, smaller companies may lack depth of management, be unable to generate funds necessary for growth or development, or be developing or marketing new products or services for which markets are not yet established and may never become established.

SHORT SALES

It is possible that the Fund's long positions will decline in value at the same time that the value of the stocks sold short increases, thereby increasing the potential for loss. The Fund may not always be able to close out a short position at a particular time or at an acceptable price. A lender may request the borrowed securities be returned to it on short notice, and the Fund may have to buy the borrowed securities at an unfavorable price. If this occurs at a time when other short sellers of the same security also want to close out their positions, a "short squeeze" can occur. A short squeeze occurs when demand is greater than supply for the stock sold short. A short squeeze makes it more likely that the Fund will have to cover its short sale at an unfavorable price. If that happens, the Fund will lose some or all of the potential profit from, or even incur a loss as a result of, the short sale.

Until the Fund replaces a borrowed security, it will maintain daily a segregated account with a broker or custodian, as required by law. The Fund is also required to repay the lender any dividends or interest that accrue on the stock during the period of the loan. Depending on the arrangements made with the broker or custodian, the Fund may or may not receive any payments (including interest) on collateral deposited with the broker or custodian.

In addition, short selling may produce higher than normal portfolio turnover and result in increased transaction costs to the Fund.

DIVERSIFICATION

The Fund is a non-diversified fund. It may invest a greater portion of its assets in the securities of one issuer than a diversified fund. The Fund may be more sensitive to economic, business, political or other changes affecting similar issuers or securities, which may result in greater fluctuation in the value of the Fund's shares. The Fund, however, intends to meet certain tax diversification requirements.

DERIVATIVE SECURITIES

The Fund generally seeks to hedge (protect) against currency risks, largely using forward foreign currency exchange contracts, where available and when, in the manager's opinion, it would be advantageous to the Fund. A forward foreign currency exchange contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. Forward foreign currency exchange contracts may reduce the risk of loss from a change in value of a currency, but they also limit any potential gains and do not protect against fluctuations in the value of the underlying position.

Forward foreign currency exchange contracts are considered derivative investments, because their value depends on the value of an underlying asset to be purchased or sold. The Fund's investments in derivatives may involve a small investment relative to the amount of risk assumed. To the extent the Fund enters into these transactions, its success will depend on the manager's ability to predict market movements, and their use may have the opposite effect of that intended. Risks include potential loss due to the imposition of controls by a government on the exchange of foreign currencies, delivery failure, default by the other party, or inability to close out a position because of the trading market becoming illiquid.

RISK OF DECLINE IN NAV DUE TO REPURCHASES; INABILITY TO LIQUIDATE SHARES

The NAV may decline as a result of the Fund's sales of portfolio securities to finance a Repurchase Offer. The Fund may be required to sell portfolio securities to raise cash to finance a Repurchase Offer, which may cause the market prices of the Fund's portfolio securities, and hence the Fund's NAV, to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date the Repurchase Offer is priced. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the consideration received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund's transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund. Accordingly, because of the Repurchase Offer, the Fund's NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceed the Repurchase Offer amount.

ANTI-TAKEOVER PROVISIONS

The Fund's Declaration of Trust contains terms that limit the ability of other entities or persons to acquire control of the Fund or to change its Board of Trustees. These provisions may limit opportunities for the shares to increase in value through a merger, acquisition or similar change in the Fund because a third party will be discouraged from attempting to institute such changes in the Fund. The terms, at the same time, present advantages, such as potentially increasing the Board of Trustees' ability to (i)negotiate to increase the value of change for the Fund's shareholders, and (ii) facilitate the continuity of the Fund's management and investment goal and strategies. See "Description of Shares
- Certain Anti-Takeover Provisions in the Declaration of Trust."


EFFECTS OF BORROWING AND LEVERAGE

Although there is no current intent to do so, the Fund is authorized to borrow money to take advantage of opportunities to buy more stock, to meet unfunded commitments in connection with investments or to make repurchases of shares in Repurchase Offers for its shares. There is a risk that the costs of borrowing may exceed the income and appreciation, if any, on assets acquired with the borrowed funds. If this occurs, the use of leverage will reduce the investment performance of the Fund compared with what it would have been without leverage. When the Fund borrows money, the lender will have the right to receive scheduled interest and principal payments. The lender's right to such payments will be senior to those of the holders of Fund shares. The terms of any such borrowing may limit certain activities of the Fund, including the payment of dividends to holders of Fund shares.


Subject to its ability to liquidate its relatively illiquid portfolio securities, the Fund intends to repay the borrowings in the event that the borrowings would impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Interest payments and fees paid by the Fund on any borrowings will reduce the amount of income it has available to pay as dividends to the Fund's shareholders.

The Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate.

Leverage creates certain risks for holders of Fund shares. Leveraging by the Fund creates an opportunity for greater total return but, at the same time, increases exposure to losses. The NAV of Fund shares may be more volatile than if the Fund were not leveraged.


MANAGEMENT

On February 4, 2004, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (MA Division) filed an administrative complaint against Franklin Resources, Inc. and certain of its subsidiaries, including Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc. (Company), alleging violations of the Massachusetts Uniform Securities Act. The complaint arises from activity that occurred in 2001, and alleges that, during such time, an officer of a Company subsidiary was negotiating an agreement with an investor relating to investments in a mutual fund and a hedge fund. The MA Division's complaint seeks an order for the Company to permanently cease and desist from violations of the anti-fraud provisions of the Massachusetts Uniform Securities Act, disgorge any illegal profits back to the mutual fund's shareholders and pay an administrative fine.

The Company, in addition to most of the mutual funds within Franklin Templeton Investments, has been named in shareholder class actions related to the matter described above that were filed in the United States District Courts in California, Florida, Nevada, New Jersey and New York. These parties, as well as certain of the mutual funds' trustees/directors, have also been named in a shareholder class action filed in March 2004 in the United States District Court in New Jersey. This lawsuit alleges violations of certain provisions of the federal securities laws and state common law fiduciary obligations in connection with Rule 12b-1 fees and brokerage commissions paid by the mutual funds. These lawsuits seek damages of unspecified amounts. The Company believes that the claims made in the lawsuits are without merit and it intends to defend vigorously against the allegations. It is anticipated that additional similar civil actions related to the matters described above may be filed in the future.

The Staff of the U.S. Securities and Exchange Commission (SEC) has informed the Company that it intends to recommend that the SEC authorize an action against Franklin Advisers, Inc. (adviser to many of the funds, and affiliate to the other funds' advisers) relating to the frequent trading issues that are the subject of the SEC's investigation. These issues were previously disclosed by the Company as being under investigation by government authorities and the subject of an internal inquiry by the Company in its Annual Report on Form 10-K and on its public website. The Company currently is in discussions with the SEC Staff in an effort to resolve the issues raised in the Staff's investigation. Such discussions are preliminary and the Company cannot predict the likelihood that those discussions will result in a settlement and, if so, the terms of such settlement. The impact, if any, of these matters on the Fund is uncertain at this time. If it is found that the Company bears responsibility for any unlawful or improper conduct, the Company has committed to making the funds or their shareholders whole, as appropriate. Any further updates on these matters will be disclosed on the Company's website at franklintempleton.com under "Statement on Current Industry Issues."


THE BOARD OF TRUSTEES (BOARD). The Board oversees the management of the Fund and elects its officers. The officers are responsible for the Fund's day-to-day operations.

INVESTMENT MANAGER. Franklin Mutual, 51 John F. Kennedy Parkway, Short Hills, NJ 07078, is the Fund's investment manager. Franklin Mutual makes all day-to-day investment decisions on behalf of the Fund. Together, the manager and its affiliates manage $345 billion in assets. The investment manager may delegate certain risk management compliance and other portfolio monitoring functions to its affiliates.

Please see "Investment Management and Other Services" and "Miscellaneous Information" in the SAI for information on securities transactions.


PORTFOLIO MANAGERS.

MICHAEL EMBLER, VICE PRESIDENT OF FRANKLIN MUTUAL
Mr. Embler has been a manager of the Fund since inception. He joined Franklin Templeton Investments in 2001. Previously, he was a Managing Director at Nomura Holding America, Inc.

ERIC M. YIP, ASSISTANT PORTFOLIO MANAGER
Mr. Yip has been an assistant portfolio manager of the Fund since August 2004. He joined Franklin Templeton Investments in 2003. Previously, he was an analyst and later an Assistant Vice President with Stanfield Capital Partners.

MANAGEMENT FEES. The Fund pays Franklin Mutual a fee for managing the Fund's assets. The fee paid to Franklin Mutual is comprised of two components. The first component is an annual base fee equal to 1.50% of the Fund's average daily net assets. The second component is a performance adjustment that either increases or decreases the base fee, depending on how the Fund's Advisor Class has performed relative to its benchmark, the Bloomberg/EFFAS U.S. Government 3-5 Years Total Return Index. The maximum performance adjustment upward or downward is 1.00% annually. Depending on the performance of the Fund, during any fiscal year, Franklin Mutual may receive as much as 2.50% or as little as 0.50% in management fees. Though not detailed in the table below, the upward or downward adjustment to the fee will be made at the rate of 0.01% in the fee rate for each increment of 0.05% change in the differential between the investment performance of the Fund and the investment record of the benchmark. No adjustment will be made unless such differential exceeds plus or minus 1.00%. During the first twelve months of the Fund's operations, the management fee will be charged at the base fee of 1.50%, with no performance adjustment.


INVESTMENT MANAGEMENT FEE SCHEDULE
REFLECTING PERFORMANCE ADJUSTMENT AFTER TWELVE MONTHS OF OPERATION
----------------------------------------------------------------------------
    % PERFORMANCE DIFFERENCE        INVESTMENT
    BETWEEN FUND AND                MANAGEMENT FEE
    BLOOMBERG/EFFAS                 (ANNUAL RATE)
----------------------------------------------------------------------------

          5% or more                    2.50%
          4%                            2.30%
          3%                            2.10%        Outperformance
          2%                            1.90%
          1%                            1.70%
----------------------------------------------------------------------------
          0%                            1.50%
                                                  No Performance adjustment to
                                                  Management fee in this zone
--------------------------------------------------------------------------------
          -1%                           1.30%
          -2%                           1.10%
          -3%                           0.90%        Underperformance
          -4%                           0.70%
          -5% or less                   0.50%
----------------------------------------------------------------------------



ADMINISTRATIVE SERVICES. Franklin Templeton Services, LLC (FT Services) has an agreement with the Fund to provide certain administrative services and facilities for the Fund. FT Services is an indirect wholly owned subsidiary of Resources and is an affiliate of the Fund's manager and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

The Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of the Fund's average daily net assets.

SHAREHOLDER SERVICING AND TRANSFER AGENT. Franklin Templeton Investor Services, LLC (Investor Services), an indirect wholly owned subsidiary of Resources, is the Fund's shareholder servicing agent and acts as the Fund's transfer agent and dividend-paying agent. Investor Services is compensated at an annual rate of 0.15% of the Fund's average daily net assets. The Fund also may reimburse Investor Services for certain out-of-pocket expenses.

CUSTODIAN. Bank of New York, Mutual Funds Division, 100 Church Street, New York, New York 10286, acts as custodian of the securities and other assets of the Fund. The custodian does not participate in decisions relating to the purchase and sale of portfolio securities.

PORTFOLIO TRANSACTIONS BY THE FUND

The manager tries to obtain the best execution on all transactions. If the manager believes more than one broker or dealer can provide the best execution, it may consider research and related services and the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, when selecting a broker or dealer.

The Fund engages in trading when the manager has concluded that the sale of a security owned by the Fund and/or the purchase of another security can enhance the value of the Fund's portfolio. A security may be sold to avoid any prospective decline in market value, or a security may be purchased in anticipation of a market rise. Consistent with the Fund's investment goal, a security also may be sold and a comparable security purchased coincidentally in order to take advantage of what is believed to be a disparity in the normal yield and price relationship between the two securities.

The Fund's annual portfolio turnover rate is not expected to exceed 100%. The rate may vary greatly from year to year and will not be a limiting factor when the manager deems portfolio changes appropriate. For example, an increase in the Fund's participation in Risk Arbitrage situations would increase the Fund's portfolio turnover rate, potentially resulting in an annual rate in excess of 100%. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the manager believes it is appropriate to do so. Sales will be made without regard to the length of time the security may have been held. Large share repurchases by the Fund of its shares during the quarterly or discretionary Repurchase Offers may require the Fund to liquidate portions of its securities holdings for cash to repurchase the shares. The liquidation of such holdings may result in a higher than expected annual portfolio turnover rate. A 100% annual portfolio turnover rate would occur if the lesser of the value of purchases or sales of the Fund's securities for a year (excluding purchases of U.S. Treasury and other securities with a maturity at the date of purchase of one year or less) were equal to 100% of the average monthly value of the securities, excluding short-term investments, held by the Fund during such year. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Fund will bear directly.

INVESTMENT PERFORMANCE INFORMATION

From time to time, the Fund advertises its performance. Performance information may include total return for specific time periods.

Total return is the change in value of an investment over a given period. Total return assumes any dividends and capital gains are reinvested.

Performance figures are always based on the Fund's past performance and do not guarantee future results. The Fund's total return will vary, depending on market conditions, the securities that the Fund owns, the Fund's operating expenses and the amount of capital gains or losses during the period. For a more detailed description of how the Fund calculates its performance figures, please see "How Does the Fund Measure Performance?" in the SAI.



QUALIFIED INVESTORS

The following investors also may qualify to buy shares of the Fund:

o Registered investment advisors who buy through a broker-dealer or service agent who has entered into an agreement with Franklin Templeton Distributors Inc. (Distributors)

o Current and former officers, trustees, directors, full-time employees of Franklin Templeton Investments, and their family members.

o  Each series of the Franklin Templeton Fund Allocator Series.

o  Investors buying shares with redemption proceeds from a sale of Mutual
   Series Fund - Class Z shares if reinvested within 365 days of the redemption date. For investors who owned shares of any Mutual Series Fund on October 31, 1996, the 365 day requirement does not apply.

o Investment companies exchanging shares or selling assets pursuant to a merger, acquisition, or exchange offer or other business combination transaction.

o  Accounts managed by Franklin Templeton Investments.

o  The Franklin Templeton Profit Sharing 401(k) Plan.

o Trust companies and bank trust departments initially investing in Franklin Templeton funds at least $1 million of assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion.

o Any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code, provided that Distributors or an affiliate of Distributors has entered into a contract with the state sponsor of the program to provide certain services relating to the operation of the program.


The investors listed above may buy shares subject to the following minimum investment requirements, except as otherwise noted:

MINIMUM INVESTMENTS
----------------------------
INITIAL        ADDITIONAL
----------------------------
$10,000        $1,000


Additionally, the following investors may qualify to buy shares of the Fund, with varying minimum investment requirements:


o Broker-dealers, registered investment advisors or certified financial planners who have an agreement with Distributors for clients participating in comprehensive fee programs. Minimum initial investment: $250,000 ($100,000 initial for an individual client) and $1,000 additional.


o Governments, municipalities, and tax-exempt entities that meet the requirements for qualification under section 501 of the Internal Revenue Code. Minimum investments: $1 million initial investment in Advisor Class or Class Z shares of any Franklin Templeton fund and $1,000 additional.

o Defined contribution plans such as employer stock, bonus, pension or profit sharing plans that meet the requirements for qualification under section 401 of the Internal Revenue Code, including salary reduction plans qualified under section 401(k) of the Internal Revenue Code, and that are sponsored by an employer (i) with at least 10,000 employees, (ii) with retirement plan assets of $100 million or more, or (iii) with retirement plan assets of $20 million or more and who has contracted for current participant level record keeping with the Defined Contribution Services (DCS) division of Franklin Templeton Investor Services or is receiving current DCS services by contracting with the entity identified in DCS promotional material for participant level record keeping related to those DCS services.


o Individual investors. Minimum initial investment: $5 million initial and $1,000 additional. You may combine all of your shares in Franklin Templeton funds for purposes of determining whether you meet the $5 million minimum, as long as $1 million is in Advisor Class or Class Z shares of any Franklin Templeton fund.

o Any other investor, including a private investment vehicle such as a family trust or foundation, who is a member of an established group of 11 or more investors. Minimum initial investment: $5 million initial and $1,000 additional. For minimum investment purposes, the group's investments are added together. The group may combine all of its shares in Franklin Templeton funds for purposes of determining whether it meets the $5 million minimum, as long as $1 million is in Advisor Class or Class Z shares of any Franklin Templeton fund. There are certain other requirements and the group must have a purpose other than buying Fund shares without a sales charge.

Please note that shares of the Fund generally are not available to retirement plans through Franklin Templeton's ValuSelect(R) program. Retirement plans in the ValuSelect program before January 1, 1998, however, may invest in the Fund's shares.



  FRANKLIN TEMPLETON FUNDS INCLUDE ALL OF THE U.S. REGISTERED MUTUAL FUNDS OF FRANKLIN TEMPLETON INVESTMENTS, EXCEPT FRANKLIN TEMPLETON VARIABLE INSURANCE
            PRODUCTS TRUST AND TEMPLETON CAPITAL ACCUMULATOR FUND.
BUYING SHARES


ACCOUNT APPLICATION

If you are opening a new account, please complete and sign the enclosed account application. To save time, you can sign up now for services you may want on your account by completing the appropriate sections of the application (see "Services to Help You Manage Your Account" on page 58). For example, if you would like to link one of your bank accounts to your Fund account so that you may use electronic funds transfer to and from your bank account to buy and sell shares, please complete the bank information section of the application. We will keep your bank information on file for future purchases and repurchases. We do not accept cash, credit card convenience checks, non-bank money orders or travelers checks as forms of payment to purchase shares.

BUYING SHARES
---------------------------------------------------------------------
                    OPENING AN ACCOUNT     ADDING TO AN ACCOUNT
-------------------------------------------------------------------------------


THROUGH YOUR            Contact your
INVESTMENT              investment             Contact your investment
REPRESENTATIVE          representative         representative
-------------------------------------------------------------------------------
                        If you have another    Before requesting a
BY PHONE/ONLINE         Franklin Templeton     telephone or online
                        fund account with      purchase into an
(Up to $100,000         your bank account      existing account, please
per shareholder         information on file,   make sure we have your
per day)                you may open a new     bank account information
                        account by phone. At   on file. If we do not
1-800/632-2301          this time, a new       have this information,
                        account may not be     you will need to send
franklintempleton.com   opened online.         written instructions
                                               with your bank's name
Note:  (1)certain       To make a same day     and address and a voided
account types are       investment, your       check or savings account
not available for       phone order must be    deposit slip. If the
online account          received and accepted  bank and Fund accounts
access and (2) the      by us by 1:00 p.m.     do not have at least one
amount may be           Pacific time or the    common owner, your
higher for members      close of the New York  written request must be
of the Valued           Stock Exchange,        signed by ALL fund AND
Investor Program.       whichever is earlier.  bank account owners, and
Please see page 58                             each individual must
for more                                       have his or her
information                                    signature guaranteed.
regarding
eligibility.                                   To make a same day
                                               investment, your phone or
                                               online order must be received
                                               and accepted by us by 1:00 p.m.
                                               Pacific time or the close of
                                               the New York Stock Exchange,
                                               whichever is earlier.
-------------------------------------------------------------------------------
                        Make your check        Make your check payable
                        payable to Franklin    to Franklin Mutual
BY MAIL                 Mutual Recovery Fund.  Recovery Fund. Include
                                               your account number on
                        Mail the check and     the check.
                        your signed
                        application to         Fill out the deposit
                        Investor Services.     slip from your account
                                               statement. If you do not have a
                                               slip, include a note with
                                               your name, the Fund name, and
                                               your account number.

                                               Mail the check and deposit slip
                                               or note to Investor Services.
-------------------------------------------------------------------------------
                        Call  to receive a     Call to receive a wire
                        wire control number    control number and wire
                        and wire               instructions.
                        instructions.
BY WIRE                                        To make a same day wire
                        Wire the funds and     investment, the wired
1-800/632-2301          mail your signed       funds must be received
(or 1-650/312-2000      application to         and accepted by us by
collect)                Investor Services.     1:00 p.m. Pacific time
                        Please include the     or the close of the New
                        wire control number    York Stock Exchange,
                        or your new account    whichever is earlier.
                        number on the
                        application.

                        To make a same day wire
                        investment, the wired
                        funds must be received
                        and accepted by us by
                        1:00 p.m. Pacific time
                        or the close of the New York
                        Stock Exchange, whichever
                        is earlier.
---------------------------------------------------------------------
                        Call Shareholder       Call Shareholder
BY EXCHANGE             Services at            Services at
                        1-800/632-2301, or     1-800/632-2301, or send
franklintempleton.com   send signed written    signed written
                        instructions.   You    instructions. You also
                        also may place an      may place an online
                        online exchange        exchange order.
                        order. The automated
                        telephone system       (Please see page 37 for
                        cannot be used to      information on
                        open a new account.    exchanges.)

                        (Please see page 37
                        for information on
                        exchanges.)
---------------------------------------------------------------------


             FRANKLIN TEMPLETON INVESTOR SERVICES P.O. BOX 997151,
                            SACRAMENTO, CA 95899-9983
                         CALL TOLL-FREE: 1-800/632-2301
           (MONDAY THROUGH FRIDAY 5:30 A.M. TO 5:00 P.M., PACIFIC TIME
                SATURDAY 6:30 A.M. TO 2:30 P.M., PACIFIC TIME)
  OR VISIT US ONLINE 24 HOURS A DAY, 7 DAYS A WEEK, AT FRANKLINTEMPLETON.COM


MAY I BUY SHARES IN CONNECTION WITH RETIREMENT PLANS?

Retirement plan investors should be aware of the following features of the Fund which may impact their decision as to whether the Fund is an appropriate investment for a retirement plan. Shares of the Fund are not liquid; unlike open-end mutual fund shares, they are not redeemable on each day that the Fund is open for business; and unlike traditional closed-end funds, shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted policies to provide quarterly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Additionally, even during a Repurchase Offer shareholders may not be able to have all of the shares they wish to tender be repurchased by the Fund. If the number of shares tendered by all shareholders exceeds the repurchase amount authorized by the Board, the Fund may not be able to repurchase all shares submitted and thus may repurchase shares on a pro rata basis.

The features described above could result in a retirement plan not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets, for example, to 10%, that is invested in the Fund.

The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.


For retirement plans for which Franklin Templeton Bank & Trust is the trustee or custodian, special forms may be needed to receive distributions in cash. Please call 1-800/527-2020 for information.


FOR INVESTORS OUTSIDE THE U.S.

The distribution of this prospectus and the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of the Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to sale and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.

DEALER COMPENSATION

Qualifying dealers who sell shares may receive up to 0.25% of the amount invested. This amount is paid by Franklin Templeton Distributors, Inc. from its own resources.

PERIODIC OFFERS BY THE FUND TO
REPURCHASE SHARES FROM SHAREHOLDERS

The Fund is not aware of any currently existing secondary market for Fund shares and does not anticipate that a secondary market will develop for shares. A secondary market is a market, exchange facility or system for quoting bid and asking prices where securities such as the shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, shares are not liquid, which means that they are not readily marketable. However, the Fund has taken action to provide a measure of liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities. These policies provide that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund's shareholders. Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers. The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. See "Suspension or Postponement of Repurchase Offer." The price of the repurchases of shares normally will be the NAV per share determined as of the close of business (1:00 p.m. Pacific time) on the date the Repurchase Offer ends or within a maximum of fourteen days after the Repurchase Offer ends as described below.

REPURCHASE PROCEDURES. At the beginning of each Repurchase Offer, the Fund will send to its shareholders a written notification about the Repurchase Offer, how they may request that the Fund repurchase their Fund shares and the deadline for shareholders to provide their repurchase requests to Investor Services (Repurchase Request Deadline), which is the date the Repurchase Offer ends. The time between the notification to the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer the Fund will establish the Repurchase Request Deadline based on factors, such as market conditions, liquidity of the Fund's assets and shareholder servicing considerations. The repurchase price of the shares will be the NAV as of the close of the New York Stock Exchange on the date on which the repurchase price of the shares will be determined (Repurchase Pricing Date). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of the New York Stock Exchange on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the fourteenth day after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. Within such fourteen day period, the Fund may use an earlier Repurchase Pricing Date under certain circumstances.

The Board may establish other policies for repurchases of shares that are consistent with the Investment Company Act of 1940, as amended (1940 Act), and other pertinent laws. Shares tendered by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders, in cash, within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

REPURCHASE AMOUNTS. The Board, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (Repurchase Offer Amount) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of Fund shares outstanding on the Repurchase Request Deadline. A Repurchase Offer is expected to conclude near the end of every calendar quarter each year.


If shareholders tender more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares not exceeding 2% of the Fund shares outstanding on the Repurchase Request Deadline. If Fund shareholders tender more shares than the Fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional shares, the Fund will repurchase the shares on a pro rata basis, rounded down to the nearest full share. The Fund may, however, accept all Fund shares tendered by shareholders who own less than one hundred shares and who tender all their shares, before accepting on a pro rata basis shares tendered by other shareholders. Based on the treatment of all classes of Fund shares as a single class for the Repurchase Offer, the shares of a given class might not be repurchased pro rata as to the number of shares of such class outstanding compared to the total number of Fund shares outstanding.


NOTICES TO SHAREHOLDERS. Notice of each quarterly Repurchase Offer (and any additional discretionary Repurchase Offers) will be sent to each beneficial owner of Fund shares between twenty-one and forty-two days before each Repurchase Request Deadline. The notice will include detailed instructions on how to tender shares. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, latest Repurchase Pricing Date, and latest Repurchase Payment Deadline. The notice will state that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the latest Repurchase Pricing Date under certain circumstances. The notice will describe (i) the procedures for you to tender your shares, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable you to withdraw or modify your tenders of shares prior to the Repurchase Request Deadline.

REPURCHASE PRICE. The current NAV of the shares is computed daily, including the five business days before a Repurchase Request Deadline. The Board has determined that the time at which the NAV will be computed will be as of the close of the New York Stock Exchange. You may call Fund Information at 1-800/DIAL BEN(R) to learn the NAV per share. The notice of the Repurchase Offer will give the NAV per share as of a recent date, and a toll-free number for information regarding the Repurchase Offer. During the period from notification to shareholders of a Repurchase Offer until the Repurchase Pricing Date, the Fund will maintain liquid assets equal to 100% of the Repurchase Offer Amount based on each day's NAV.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not "interested persons" of the Fund, as defined in the 1940 Act (Independent Trustees), vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code; (b) for any period during which the New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.

SPECIAL CONSIDERATIONS OF REPURCHASES. As required by the 1940 Act, a majority of the Board consists of Independent Trustees. In addition, the Independent Trustees will select and nominate any additional Independent Trustees.

Because there likely will not be a secondary market for shares, quarterly and any additional discretionary Repurchase Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for shares, however, the market price per share of the shares could, at times, vary from the NAV per share. A number of factors could cause these differences, including relative demand and supply of shares and the performance of the Fund. Repurchase Offers for shares at NAV would be expected to reduce any spread or gap that might develop between NAV and market price. However, there is no guarantee that these actions would cause shares to trade at a market price that equals or approximates NAV per share.

Although the Board believes that Repurchase Offers will generally benefit shareholders, the Fund's repurchase of shares will decrease the Fund's total assets. The Fund's expense ratio also may increase as a result of Repurchase Offers (assuming the repurchases are not offset by the issuance of additional shares). Such Repurchase Offers also may result in less investment flexibility for the Fund depending on the number of shares repurchased and the success of the Fund's continuous offering of shares. In addition, when the Fund borrows money for the purpose of financing the repurchase of shares in a Repurchase Offer, interest on the borrowings will reduce the Fund's net investment income. It is the Board's announced policy (which the Board may change) not to repurchase shares in a Repurchase Offer over the minimum amount required by the Fund's fundamental policies regarding Repurchase Offers if the Board determines that the repurchase is not in the Fund's best interest. Also, the size of any particular Repurchase Offer may be limited (above the minimum amount required for the Fund's fundamental policies) for the reasons discussed above or as a result of liquidity concerns.

To complete a Repurchase Offer for the repurchase of shares, the Fund may be required to sell portfolio securities. This may cause the Fund to realize gains or losses at a time when the manager would otherwise not do so.

The Board will consider other means of providing liquidity for shareholders if Repurchase Offers are ineffective in enabling the Fund to repurchase the amount of shares tendered by shareholders. These actions may include an evaluation of any secondary market that may exist for shares, and a determination of whether that market provides liquidity for shareholders. If the Board determines that a secondary market (if any) has failed to provide liquidity for shareholders, the Board may consider other available options to provide liquidity. One possibility that the Board may consider is listing the shares on a major domestic stock exchange or arranging for the quotation of shares on an over-the-counter market. Alternatively, the Fund might repurchase shares periodically in open-market or private transactions, provided the Fund can do so on favorable investment terms. The Board will cause the Fund to take action the Board deems necessary or appropriate to provide liquidity for the shareholders in light of the specific facts and circumstances.

The Fund's repurchase of tendered shares is a taxable event to shareholders. The Fund will pay all costs and expenses associated with the making of any Repurchase Offer.

In accordance with applicable rules of the SEC in effect at the time of the offer, the Fund also may make other offers to repurchase shares that it has issued.


RETIREMENT PLANS. You may need to complete additional forms to sell shares in a Franklin Templeton Bank & Trust retirement plan. For participants under age 591/2, tax penalties may apply. Call Retirement Services at 1-800/527-2020 for details.

SELLING RECENTLY PURCHASED SHARES. If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days or more. A certified or cashier's check may clear in less time.

REPURCHASE PROCEEDS. Your repurchase check will be sent within seven days after the Repurchase Pricing Date described above assuming we receive your request in proper form by the Repurchase Request Deadline. We are not able to receive or pay out cash in the form of currency. Repurchase proceeds may be delayed if we have not yet received your signed account application.

EXCHANGING SHARES

EXCHANGE PRIVILEGE. You can exchange shares between most Franklin Templeton funds within the same class. You also may exchange your shares for Class A shares of a fund that does not currently offer an Advisor Class (without any sales charge)* or for Class Z shares of Franklin Mutual Series Fund Inc.


If you do not qualify to buy Advisor Class shares of Templeton Developing Markets Trust or Templeton Foreign Fund, but you qualify to buy Advisor Class shares of other Franklin Templeton funds, you also may exchange your shares for shares of Templeton Institutional Funds, Inc.

Because it is technically a sale and a purchase of shares, an exchange is a taxable transaction. You may request an exchange into another Franklin Templeton fund in conjunction with submitting your shares for repurchase by the Fund during a quarterly or discretionary Repurchase Offer. YOU MAY EXCHANGE YOUR SHARES FOR SHARES OF ANOTHER FRANKLIN TEMPLETON FUND ONLY IN CONJUNCTION WITH REPURCHASE OFFERS. SHAREHOLDERS OF ANOTHER FRANKLIN TEMPLETON FUND MAY, HOWEVER, EXCHANGE THEIR SHARES FOR SHARES OF THE FUND ON A CONTINUOUS BASIS EACH BUSINESS DAY.

Before making an exchange, please read the prospectus of the fund you are interested in. This will help you learn about the fund, its investment goal and policies, and its rules and requirements for exchanges. For example, some Franklin Templeton funds do not accept exchanges and others may have different investment minimums.

You may request an exchange over the phone (1-800-632-2301) provided that you do not hold share certificates for the Fund shares or other Franklin Templeton fund shares you want to exchange. If your shares are held in street or nominee name, please contact your securities dealer to request an exchange by telephone. Otherwise, appropriate written instructions, signed by all registered owners, must accompany your exchange request. When you submit your repurchase request during a Repurchase Offer, please be sure to fill in the applicable blank on the Repurchase Offer/request form you receive as in your notification of the Repurchase Offer, or if your shares are held in street name or nominee name, include a written request with your instructions to the broker, dealer or other institution holding such shares for you regarding the Repurchase Offer.

You also must include any outstanding share certificates for the shares you want to exchange.

*If you exchange into Class A shares and you later decide you would like to exchange into a fund that offers an Advisor Class or Class Z, you may exchange your Class A shares for Advisor Class or Class Z shares if you otherwise qualify to buy the fund's Advisor Class or Class Z shares.


EXCHANGE LIMIT GUIDELINE. This exchange privilege is not intended to facilitate short-term or other excessive trading. In order to limit short-term or other excessive trading you generally may make up to eight (8) exchanges out of your Fund account to an account in a different Franklin Templeton fund during any calendar year (a single request to exchange out of your Fund account to accounts in two different Franklin Templeton funds will count as two exchanges out of your Fund account). Regularly scheduled exchanges or transfers resulting from automatic rebalancing plans or similar arrangements will not be counted for purposes of this exchange limit guideline. The Fund may (but is not required to) reject any exchange request that exceeds this exchange limit guideline and may temporarily suspend or permanently terminate your exchange privileges, or may limit the amount, number or frequency of your exchanges, or may limit the methods you may use to request exchanges if you exceed or seek to exceed this exchange limit guideline.

Even if you don't exceed this exchange limit guideline, the Fund at all times reserves the right to restrict, reject or cancel any exchange transactions, for no reason or any reason, without notice. For example, the Fund may refuse any sale of Fund shares through an exchange by any investor or group if, in the manager's judgment, the trade (1) may interfere with the efficient management of the Fund's portfolio, (2) may appear to be connected with a strategy of market timing (as described in the "Market Timing Trading Policy" section), or (3) may have the potential of otherwise adversely affecting the Fund. In making a decision to reject an exchange request, the Fund may consider, among other factors, the investor's trading history, both directly and, if known, through financial intermediaries, in the Fund, in other Franklin Templeton funds, in non-Franklin Templeton mutual funds, or in accounts under common control or ownership.

REJECTED EXCHANGES. If the Fund rejects an exchange request involving the sale of Fund shares, the rejected exchange request will also mean rejection of the request to purchase shares of another fund with the proceeds of the sale.

EXCHANGES THROUGH FINANCIAL INTERMEDIARIES. If you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an "Omnibus Account") with the Fund for trading on behalf of its customers, different exchange and/or transfer limit guidelines and restrictions may apply. The financial intermediary through whom you are investing may choose to adopt these exchange limit guidelines or, alternatively, may adopt different trading restrictions designed to discourage short-term or excessive trading. Consult with your financial intermediary (or, in the case of a 401(k) retirement plan, your plan sponsor) to determine what trading restrictions, including exchange/transfer limitations, may be applicable to you.

FUND EXCHANGE PRIVILEGE CHANGES/WAIVER. The Fund may terminate or modify (temporarily or permanently) this exchange limit guideline and exchange privilege in the future. You will receive 60 days' notice of any material changes, unless otherwise provided by law. The Fund reserves the right to waive the exchange limit guideline at its discretion if the Fund's manager believes such waiver is not inconsistent with the best interests of the Fund. The exchange limit guideline does not apply to mutual funds, Omnibus Accounts and certain comprehensive fee programs where investment instructions are given at the firm level of Fund approved broker-dealers on behalf of their clients invested in Franklin Templeton funds.

OTHER FUNDS' EXCHANGE PRIVILEGES. If there is a conflict between the exchange privileges of two funds involved in an exchange transaction, the stricter policy will apply to the transaction. Other Franklin Templeton funds may have different exchange restrictions. Check each fund's prospectus for details.

Please refer to "Transaction Procedures and Special Requirements" for other important information on how to exchange shares.

MARKET TIMING TRADING POLICY

MARKET TIMING GENERALLY. The advantages of market timing generally accrue from trading into and out of a fund in a short time period. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for the timing of such trading to a much greater extent than closed-end funds, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, as a closed-end fund, the Fund is less likely to encounter market timing for its shares than are other Franklin Templeton funds that are open-end funds. The ability of shareholders of the Fund to engage in market timing with respect to shares of the Fund is very limited because shareholders may have their shares repurchased by the Fund only on the four days a year that are the dates of the quarterly Repurchase Request Deadlines. These dates are selected by the Fund's Board of Trustees, which further prevents the shareholders from timing when they have their shares repurchased. The Fund, however, has adopted the market-timing trading policy described in this section to correspond to the market timing policy of the other Franklin Templeton funds (most of which are open-end funds) that engage in continuous offerings of their shares, particularly with respect to exchanges of shares. This policy, however, has more limited applicability to the Fund.

The Fund discourages short-term or excessive trading, often referred to as "market timing," and intends to seek to restrict or reject such trading or take other action, as described below, if in the judgment of the Fund manager or transfer agent such trading may interfere with the efficient management of the Fund's portfolio, may materially increase the Fund's transaction costs, administrative costs or taxes, or may otherwise be detrimental to the interests of the Fund and its shareholders.

MARKET TIMING CONSEQUENCES. If information regarding your trading activity in this Fund or in any other Franklin Templeton fund or non-Franklin Templeton fund is brought to the attention of the Fund's manager or the Fund's transfer agent and based on that information the Fund or its agents in their sole discretion conclude that your trading may be detrimental to the Fund as described in this Market Timing Trading policy, the Fund may temporarily or permanently bar your future purchases into the Fund or, alternatively, may limit the amount, number or frequency of any future purchases and/or the method by which you may request future purchases and repurchases (including purchases and/or repurchases by an exchange or transfer between the Fund and any other mutual fund).

In considering an investor's trading activity, the Fund may consider, among other factors, the investor's trading history both directly and, if known, through financial intermediaries, in the Fund, in other Franklin Templeton funds, in non-Franklin Templeton mutual funds, or in accounts under common control or ownership.

MARKET TIMING THROUGH FINANCIAL INTERMEDIARIES. You are an investor subject to this policy whether you are a direct shareholder of the Fund or you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an "Omnibus Account") with the Fund for trading on behalf of its customers.

While the Fund will encourage financial intermediaries to apply the Fund's market timing trading policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's market timing trading policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the Omnibus Accounts used by those intermediaries for aggregated purchases, exchanges and repurchases on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund's market timing trading policy to their customers (for example, participants in a 401(k) retirement plan) through such methods as implementing short-term trading limitations or restrictions, assessing the Fund's repurchase fee and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's market timing trading policy.

RISKS FROM MARKET TIMERS. As described above, the Fund, as a closed-end fund, is less likely than open-end funds to encounter market timing trading and the related risks. For the Fund, market timing trading by purchasing Fund shares and then having them repurchased in a short period is limited to the few days before the Repurchase Request Deadline for each of the quarterly Repurchase Offers. Market timing by having Fund shares repurchased and then purchasing shares in a short period is limited to the few days after the Repurchase Request Deadline for each of the quarterly Repurchase Offers. This limited ability to engage in short-term or excessive trading limits the following risks to the Fund from market timers.

Depending on various factors, including the size of the Fund, the amount of assets the portfolio manager typically maintains in cash or cash equivalents and the dollar amount and number and frequency of trades, short-term or excessive trading may interfere with the efficient management of the Fund's portfolio, increase the Fund's transaction costs, administrative costs and taxes and/or impact Fund performance.

In addition, if the nature of the Fund's portfolio holdings expose the Fund to investors who engage in the type of market timing trading that seeks to take advantage of possible delays between the change in the value of a mutual fund's portfolio holdings and the reflection of the change in the net asset value of the fund's shares, sometimes referred to as "arbitrage market timing," there is the possibility that such trading, under certain circumstances, may dilute the value of Fund shares if shareholders requesting repurchases receive proceeds (and buying shareholders receive shares) based upon net asset values which do not reflect appropriate fair value prices. Arbitrage market timers may seek to exploit possible delays between the change in the value of a mutual fund's portfolio holdings and the net asset value of the fund's shares in funds that hold significant investments in foreign securities because certain foreign markets close several hours ahead of the U.S. markets, and in funds that hold significant investments in small-cap securities, high-yield ("junk") bonds and other types of investments which may not be frequently traded.

Although the risk of market timing to the Fund is much less than that for open-end funds, as described above, the Fund is currently using several methods to reduce the risk of market timing. These methods include:

o     limiting annual exchange activity per fund account,

o committing staff to selectively review on a continuing basis recent trading activity in order to identify trading activity that may be contrary to this market timing trading policy; and

o     assessing a repurchase fee for short-term trading

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders. There is no assurance that the Fund or its agents will gain access to any or all information necessary to detect market timing in Omnibus Accounts. While the Fund will seek to take actions (directly and with the assistance of financial intermediaries) that will detect market timing, the Fund cannot represent that such trading activity can be completely eliminated.

REVOCATION OF MARKET TIMING TRADES. Transactions placed in violation of the Fund's market timing trading policy or exchange limit guidelines are not necessarily deemed accepted by the Fund and may be cancelled or revoked by the Fund on the next business day following receipt by the Fund.

REDEMPTION (REPURCHASE) FEE

REPURCHASE FEE ASSESSMENT. A short-term trading repurchase fee may be assessed on any Fund shares in a Fund account that are sold (by repurchase, whether voluntary or involuntary, or exchange) within five (5) New York Stock Exchange trading days following their purchase date. This repurchase fee will equal 2% of the amount repurchased (using standard rounding criteria) and shares held the longest will be treated as being repurchased first and shares held shortest as being repurchased last. The repurchase fee may be collected by deduction from the repurchase proceeds or, if assessed after the repurchase transaction, by billing you. The repurchase fee will be applicable only to shares of the Fund that are purchased during the five trading days prior to each Repurchase Request Deadline, as it is not possible to have Fund shares repurchased by the Fund within five trading days of their purchase except during that limited period each quarter.

This repurchase fee is imposed to discourage short-term trading and is paid to the Fund to help offset any cost associated with such short-term trading. This repurchase fee is not intended to accommodate short-term trading and the Fund will monitor the assessment of repurchase fees against your account. Based on the frequency of repurchase fees assessed against your account in the Fund and/or in your other Franklin Templeton fund accounts, the Fund manager or transfer agent may in its sole discretion determine that your trading activity may be detrimental to the Fund as described in the Fund's "Market Timing Trading Policy" section and elect to (i) reject or limit the amount, number, frequency or method for requesting future purchases into the Fund and/or (ii) reject or limit the amount, number, frequency or method for requesting future exchanges or repurchases out of the Fund even if any such request would not exceed the exchange limit guideline described in this prospectus.

REPURCHASES THROUGH FINANCIAL INTERMEDIARIES. You are an investor subject to this 2% short-term trading repurchase fee whether you are a direct shareholder of the Fund or you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an "Omnibus Account") with the Fund for trading on behalf of its customers. Currently, only certain intermediaries have the ability to collect the Fund's repurchase fee on the Fund's behalf from their customers' accounts. Even in the case of these intermediaries who are collecting the repurchase fee, due to policy, operational and/or systems' requirements and limitations, these intermediaries may use criteria and methods for tracking, applying and/or calculating the fee that may differ in some respects from that of the Fund. The Fund will continue to encourage all financial intermediaries to develop the capability to begin assessing the repurchase fee from their customers who invest in the Fund. If you are investing in Fund shares through a financial intermediary, you should contact your financial intermediary (or, in the case of a 401(k) retirement plan, your plan sponsor) for more information on any differences in how the repurchase fee is applied to your investments in the Fund.

WAIVER/EXCEPTIONS/CHANGES. The Fund reserves the right to waive the repurchase fee at its discretion if the Fund's transfer agent believes such waiver is consistent with the best interests of the Fund and to the extent permitted or required by applicable law. The Fund's transfer agent may also, at its discretion and upon receipt of shareholder's written request, waive the repurchase fee because of a bona-fide and unanticipated financial emergency. The repurchase fee does not apply to redemptions by other mutual funds, Omnibus Account owners and certain comprehensive fee programs where investment instructions are given at the firm level of Fund approved broker-dealers on behalf of their clients invested in Franklin Templeton funds. In addition, the Fund reserves the right to modify or eliminate the repurchase fee or waivers at any time. You will receive 60 days' notice of any material changes, unless otherwise provided by law.

LIMITATIONS ON COLLECTION. Currently, the Fund is very limited in its ability to assess or collect the repurchase fee on all shares redeemed by Fund investors serviced by the Fund's transfer agent (due to systems limitations which we anticipate being resolved within 180 days of the effective date of this policy) or by financial intermediaries on behalf of their customers. For example, where a financial intermediary is not able to determine if the repurchase fee applies and/or is not able to assess or collect the fee, or omits to collect the fee at the time of a repurchase, the Fund will not receive the repurchase fees. Further, if Fund shares are redeemed by a financial intermediary at the direction of its customer(s), the Fund may not know: (1) whether a repurchase fee is applicable; and/or (2) the identity of the customer who should pay the repurchase fee.

INVOLUNTARY REDEMPTIONS

The Fund reserves the right to close your account if the account value falls below the Fund's minimum account level, or you are deemed to engage in activities that are illegal (such as late trading) or otherwise believed to be detrimental to the Fund (such as market timing), to the fullest extent permitted by law.

DISTRIBUTIONS AND TAXES

INCOME DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

The Fund declares dividends from its net investment income. The Fund's net investment income is reduced by interest on the Fund's borrowings, and dividends or interest on any senior securities issued by the Fund. The Fund does not pay "interest." The Fund intends to make a distribution at least annually from its net investment income and any net realized capital gains. The amount of any distribution will vary, and there is no guarantee the Fund will pay either an income dividend or a capital gain distribution.

Under the 1940 Act, the Fund may not incur indebtedness unless the Fund has asset coverage of at least 300% of the aggregate outstanding indebtedness immediately after the borrowing. Also, if the Fund issues preferred stock or debt securities in a public offering, it must meet certain requirements before it can declare dividends or other distributions on any class of its capital stock or repurchase any of its capital stock. See "Main Risks - Effects of Borrowing and Leverage" and "Tax Considerations."

ANNUAL STATEMENTS. Every January, you will receive a statement that shows the tax status of distributions you received the previous year. Distributions declared in December but paid in January are taxable as if they were paid in December.

AVOID "BUYING A DIVIDEND." If you invest in the Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution.

DISTRIBUTION OPTIONS. You may receive your distributions from the Fund in any of these ways:

o You may reinvest the distributions you receive from the Fund in an existing account in the same share class of the Fund or in another Franklin Templeton fund. Initial sales charges and Early Withdrawal Charges will not apply if you reinvest your distributions within 365 days.

o Class B and C shareholders may reinvest their distributions in Class A shares of any Franklin Templeton money fund.

o You can have your distributions deposited in a bank account or mailed to you by check. For retirement plans for which Franklin Templeton Bank & Trust is the trustee or custodian, special forms may be needed to receive distributions in cash. Please call 1-800/527-2020 for information.

Please indicate on your application the distribution option you have chosen; otherwise, we will reinvest your distributions in the same share class of the Fund.

TAX CONSIDERATIONS

In general, if you are a taxable investor, Fund distributions are taxable to you at either ordinary income or capital gains tax rates. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Fund distributions of short-term capital gains are taxable to you as ordinary income. Fund distributions of long-term capital gains are taxable as long-term capital gains no matter how long you have owned your shares. Long-term capital gain distributions qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets). A portion of the income dividends paid to you may be qualified dividends eligible for taxation by individuals at long-term capital gain rates, so long as you meet certain holding period requirements.

ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY. The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. To continue to qualify, it must meet certain qualification tests as specified in the Code, including distributing at least 90% of its fiscal year income. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to maintain its qualification as a regulated investment company. If the Fund were no longer qualified, it would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund's earnings and profits.

EXCISE TAX DISTRIBUTION REQUIREMENTS. To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

o  98% of its taxable ordinary income earned during the calendar year;

o 98% of its capital gain net income earned during the twelve month period ending October 31; and

o 100% of any undistributed amounts of these categories of income or gain from the prior year.

The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to avoid these federal excise taxes.

BACKUP WITHHOLDING. If you do not provide the Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding at a rate of 28% on any distributions of income, capital gains or proceeds from the sale of your shares. SALES OF FUND SHARES. A tender of your Fund shares for repurchase or exchange will be a taxable transaction for federal income tax purposes. In general, the transaction will be treated as a sale of your Fund shares, if the repurchase or exchange (a) completely terminates your interest in the Fund, (b) is a distribution that is "substantially disproportionate," or (c) is treated as a distribution that is "not essentially equivalent to a dividend." A complete termination of a shareholder's interest generally requires that the shareholder dispose of all Fund shares directly owned or attributed to him or her. A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholder's proportionate interest in the Fund after all Fund shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his or her proportionate interest. If, however, a tender of less than all of your Fund shares does not qualify for sale or exchange treatment, the proceeds may be treated as a deemed dividend distribution.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders that hold their Fund shares as a capital asset. The individual tax rate on any gain from a tender of your Fund shares for repurchase or exchange will depend on your marginal tax rate and on how long you have owned your Fund shares.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Fund shares may consist in whole or in part, of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Fund shares. There is also a risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

OTHER TAX INFORMATION. Fund distributions and gains from the sale of your Fund shares generally are subject to state and local taxes. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in the Fund.


DESCRIPTION OF SHARES

The Fund is authorized to issue an unlimited number of its shares of beneficial interest. The Fund's shares may be offered in multiple classes. Although the Board does not currently intend to do so, it may classify and reclassify any unissued shares at any time. For example, the Board is permitted, subject to shareholder approval where applicable, to set or change the preferences, conversion or other rights, voting powers, restrictions, dividend limitations or terms and conditions of repurchase of the Fund's shares. The description of shares and the discussion under "Certain Anti-Takeover Provisions of the Declaration of Trust" below are subject to the terms of the Fund's Declaration of Trust and Bylaws.


SHARES

The Fund currently offers four classes of shares, Class A, Class B, Class C and Advisor Class. The Fund began offering Class A, B and C shares on November 3, 2003. The Fund may offer additional classes of shares in the future. The full title of each class is:

o Franklin Mutual Recovery Fund - Class A

o Franklin Mutual Recovery Fund - Class B

o Franklin Mutual Recovery Fund - Class C

o Franklin Mutual Recovery Fund - Advisor Class



Shares of each class represent proportionate interests in the Fund's assets. On matters that affect the Fund as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law.

Shares do not have preemptive, conversion, exchange or redemption rights. Each share has equal voting rights and, subject to the rights and preferences, if any, with respect to separate series and classes of shares, equal dividend, distribution and liquidation rights. Both the outstanding shares (i.e., the shares issued prior to the date of this prospectus), if any, and the shares offered and sold pursuant to this prospectus are fully paid and nonassessable. Shareholders are entitled to one vote per share.

THE FUND HAS NONCUMULATIVE VOTING RIGHTS. This gives holders of more than 50% of the shares voting the ability to elect all of the members of the Board nominated for election at a meeting. If this happens, holders of the remaining shares voting will not be able to elect anyone to the Board.


The Board has approved the offer and sale of shares pursuant to this prospectus. Shares will usually be held in book-entry form. However, a shareholder may request physical share certificates by writing to the Fund. See "Transaction Procedures and Special Requirements - Share Certificates" below.


CERTAIN ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that may limit (i) the ability of other entities or persons to acquire control of the Fund, and (ii) the Fund's freedom to engage in certain transactions. These terms may be regarded as "anti-takeover" provisions.

Under the Declaration of Trust, the affirmative vote of a majority of trustees present at a meeting at which quorum is present and the holders of at least 75% (which is higher than the vote required under the 1940 Act) of the Fund's shares entitled to vote is usually required to approve the Fund's: (a) dissolution; (b) merger or consolidation with or into one or more statutory trusts or other business entities; (c) conversion into another business entity, the conversion of its shares into beneficial interests in another statutory trust or any lawful exchange of its shares; (d) sale, conveyance, or transfer of all or substantially all of its assets to another trust, statutory trust, partnership, limited partnership, limited liability company, corporation or other association; (e) conversion from a "closed-end company" to an "open-end company" (as those terms are defined in the 1940 Act); (f) issuance of any of its securities to a "Principal Holder" (as that term is defined in the Declaration of Trust) for cash; and (g) exchange of any of its securities to a Principal Holder for the sale, lease or exchange to the Fund of a certain level of assets of the Principal Holder. However, if the transaction receives the approval of two-thirds (66 2/3%) of the Board, only the affirmative "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) is required. These voting requirements also apply to a vote of a series of the Fund where the series is involved in transactions similar to those in (a), (c) and (d) above, to the extent applicable.

The provisions of the Declaration of Trust described above and the Fund's right to make a Repurchase Offer for its shares may deprive shareholders of opportunities to increase the value of their shares. This is because a third party will be discouraged from attempting to obtain control of the Fund by making a tender or exchange offer for shares of the Fund in connection with a merger, acquisition or similar transaction. The overall impact of these provisions is to reduce the possibility of one of the above transactions occurring, including the possibility of a Principal Holder assuming control of the Fund either directly or indirectly through affiliates. These terms, at the same time, present advantages. The provisions likely will (i) require persons seeking control of the Fund to negotiate with its management regarding the price to be paid; and (ii) facilitate the continuity of the Fund's management and investment goal and policies. The Board has considered these anti-takeover provisions and concluded that they are in the best interest of the Fund and its shareholders.

The Declaration of Trust is on file with the SEC and you may request a copy from the SEC for a more detailed explanation of these terms.


NET ASSET VALUE AND SHARES OUTSTANDING

The following table sets forth, for each of the Fund's fiscal quarters ending on the dates set forth below during the two most recent fiscal years of the Fund and since the beginning of the current fiscal year, the high and low Net Asset Value per share for shares during the periods:

QUARTERLY PERIOD ENDING             HIGH            LOW
---------------------------------------------------------
July 31, 2003                    $18.12           $16.17
---------------------------------------------------------
October 31, 2003                 $19.51           $18.02
---------------------------------------------------------
December 31, 2003                $20.80           $18.86
---------------------------------------------------------
March 31, 2004                   $21.99           $20.80
---------------------------------------------------------
June 30,   2004                  $21.91           $20.62
---------------------------------------------------------
As of July 2, 2004, the Net Asset Value per share for shares was $12.06.

The following table sets forth certain information with respect to shares as of July 2, 2004:

                                           (3)                  (4)
                                        AMOUNT HELD         AMOUNT OUTSTANDING
     (1)                (2)             BY FUND FOR         EXCLUSIVE OF AMOUNT
TITLE OF CLASS    AMOUNT AUTHORIZED     OWN ACCOUNT         SHOWN UNDER (3)
-------------------------------------------------------------------------------
Shares of
beneficial interest  Unlimited              N/A              8,475,243.756
-------------------------------------------------------------------------------


TRANSACTION PROCEDURES AND SPECIAL REQUIREMENTS

CALCULATING SHARE PRICE

The Fund calculates the NAV each business day at the close of trading on the New York Stock Exchange (normally 1:00 p.m. Pacific time). The Fund's NAV is calculated by dividing its net assets by the number of its shares outstanding.

The Fund's assets are generally valued at their market value. If market prices are unavailable, or if an event occurs after the close of the trading market that materially affects the values, assets may be valued at their fair value. If the Fund holds securities listed primarily on a foreign exchange that trades on days when the Fund is not open for business, the value of your shares may change on days that you cannot buy or sell shares.


Requests to buy shares are processed at the NAV next calculated after we receive your request in proper form.

When you tender shares for repurchase by the Fund, you receive the NAV, as of the close of the New York Stock Exchange on the Repurchase Date.

Neither Distributors nor securities dealers are permitted to withhold placing orders to benefit themselves by a price change. Distributors is required to advise the Fund promptly of all purchase orders and cause payments for shares to be delivered promptly to the Fund.

WRITTEN INSTRUCTIONS

Written instructions must be signed by all registered owners. To avoid any delay in processing your transaction, they should include:

o   Your name,

o   The Fund's name,

o   A description of the request,

o   For exchanges, the name of the fund you are exchanging into,

o   Your account number,

o   The dollar amount or number of shares, and

o A telephone number where we may reach you during the day, or in the evening if preferred.

REPURCHASE OFFERS - TELEPHONE INSTRUCTIONS

Generally, in a Repurchase Offer, requests to tender shares with a value of $100,000 or less can be made over the phone (1-800-632-2301) provided that you do not hold share certificates and you have not changed your address by phone or online within the last 15 days. You may not tender over the phone more than $100,000 in shares during any single Repurchase Offer period. If your shares are held in street or nominee name, please contact your Securities Dealer to tender your shares by telephone. Otherwise, written instructions with respect to your tender of shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the notification to shareholders of the Repurchase Offer.

SIGNATURE GUARANTEES

For our mutual protection, we require a signature guarantee in the following situations:

1.  You wish to sell over $100,000 worth of shares,

2. You want the proceeds to be paid to someone other than the registered owners,

3. The proceeds are not being sent to the address of record, preauthorized bank account, or preauthorized brokerage firm account,

4.  We receive instructions from an agent, not the registered owners,

5. We believe a signature guarantee would protect us against potential claims based on the instructions received.

A signature guarantee verifies the authenticity of your signature. You should be able to obtain a signature guarantee from a bank, broker, credit union, savings association, clearing agency, or securities exchange or association. A NOTARIZED SIGNATURE IS NOT SUFFICIENT.


The amount may be higher for members of the Valued Investors Program. Please see page 58 for more information regarding eligibility.


SHARE CERTIFICATES

We will credit your shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to the Fund if you want to sell or exchange the shares. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

ACCOUNT REGISTRATIONS AND REQUIRED DOCUMENTS

When you open an account, we need you to tell us how you want your shares registered. How you register your account will affect your ownership rights and ability to make certain transactions. If you have questions about how to register your account, you should consult your investment representative or legal advisor. Please keep the following information in mind when registering your account.


JOINT ACCOUNTS. Unless you specify a different registration, shares issued to two or more owners are registered as "joint tenants with rights of survivorship" (shown as "Jt Ten" on your account statement). To make any ownership changes to jointly owned shares, or to sever a joint tenancy in jointly owned shares, all owners must agree in writing.

GIFTS AND TRANSFERS TO MINORS. You may set up a custodial account for a minor under your state's Uniform Gifts/Transfers to Minors Act. Other than this form of registration, a minor may not be named as an account owner.


TRUSTS. You should register your account as a trust only if you have a valid written trust document. This avoids future disputes or possible court action over who owns the account.

REQUIRED DOCUMENTS. For corporate, partnership and trust accounts, please send us the following documents when you open your account. This will help avoid delays in processing your transactions while we verify who may sign on the account.

TYPE OF ACCOUNT       DOCUMENTS REQUIRED
----------------------------------------------------------------------
CORPORATION           Corporate Resolution
----------------------------------------------------------------------
PARTNERSHIP           1.  The pages from the partnership agreement
                          that identify the general partners, or

                      2. A certification for a partnership agreement
----------------------------------------------------------------------
TRUST                 1.  The pages from the trust document that
                          identify the trustees, or

                      2. A certification for trust
----------------------------------------------------------------------

STREET OR NOMINEE ACCOUNTS. If you have shares held in a "street" or "nominee" name account with your securities dealer, you may transfer the shares to the street or nominee name account of another securities dealer. Both dealers must have an agreement with Distributors or we cannot process the transfer. Contact your securities dealer to initiate the transfer. We will process the transfer after we receive authorization in proper form from your delivering securities dealer. Accounts may be transferred electronically through the National Securities Clearing Corporation (NSCC). For accounts registered in street or nominee name, we may take instructions directly from the securities dealer or your nominee.

IMPORTANT INFORMATION IF YOU HAVE AN INVESTMENT REPRESENTATIVE

If there is a dealer or other representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from the Fund.


SERVICES TO HELP YOU MANAGE YOUR ACCOUNT


INVESTMENT PLAN

This plan offers a convenient way for you to invest in the Fund by automatically transferring money from your checking or savings account each month to buy shares. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your account application and mail it to Investor Services. If you are opening a new account, please include the minimum initial investment (please see page 26) with your application.

AUTOMATED TELEPHONE SYSTEM

Our automated system offers around-the-clock access to information about your account or any Franklin Templeton fund. This service is available by dialing any of the following numbers from a touch-tone phone:

----------------------------------------------
Shareholder Services            1-800/632-2301
----------------------------------------------
Advisor Services                1-800/524-4040
----------------------------------------------
Retirement Services             1-800/527-2020
----------------------------------------------


AUTOMATIC PAYROLL DEDUCTION

You may invest in the Fund automatically by transferring money from your paycheck to the Fund by electronic funds transfer. If you are interested, indicate on your application that you would like to receive an Automatic Payroll Deduction Program kit.

ELECTRONIC FUND TRANSFERS

You may choose to have dividend and capital gain distributions from the Fund sent directly to a checking or savings account. If the account is with a bank that is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If you choose this option, please allow at least fifteen days for initial processing. We will send any payments made during that time to the address of record on your account.


VALUED INVESTOR PROGRAM

You may be eligible for the Valued Investor Program (VIP) if the total combined value of Franklin Templeton fund shares held directly with the funds in your name or the name of a legal entity over which you have exclusive control, in the name of your spouse, and in the names of your children or grandchildren who are under the age of 21 exceeds $250,000. Franklin Templeton VIP shareholders enjoy enhanced service and transaction capabilities. Please contact Shareholder Services at 1-800/632-2301 for additional information on this program.


STATEMENTS, REPORTS AND PROSPECTUSES TO SHAREHOLDERS

We will send you the following statements, reports and prospectuses on a regular basis:

o Statements reflecting transactions in your account, including additional purchases and dividend reinvestments. PLEASE VERIFY THE ACCURACY OF YOUR STATEMENTS WHEN YOU RECEIVE THEM.

o You also will receive the Fund's financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called "householding," will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301. At any time you may view current prospectuses and financial reports on our website.

If you choose, you may receive your statements, financial reports and prospectuses through electronic delivery (please see "Telephone/Online Privileges" below).


TELEPHONE/ONLINE PRIVILEGES

You will automatically receive telephone/online privileges when you open your account, allowing you to obtain or view your account information, and conduct a number of transactions by phone or online, including: buy shares; sell or exchange shares in connection with a Repurchase Offer; use electronic funds transfer to buy or sell shares of most funds; change your address; and add or change account services (including distribution options, and automatic investment plans). Online sell and exchange privileges are not available for this Fund except in connection with a Repurchase Offer.


To view your account information or request online transactions, you will first need to register for these services at the shareholder section of our website at franklintempleton.com. You will be asked to accept the terms of an online agreement(s) and establish a password for online services. If you are registered for online services, you may enroll online in Franklin Templeton's electronic delivery program for your shareholder documents. This will allow you to receive electronic delivery (through our website) of most funds' prospectuses, annual/semiannual reports to shareholders, and proxy statements, as well as your account(s) statements and trade confirmations, and discontinue receiving your paper copies through the U.S. mail. Using our shareholder website means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks.

As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. We will request passwords or other information, and also may record calls. To help safeguard your account, keep your password confidential and verify the accuracy of your confirmation statements immediately after you receive them. Contact us immediately if you believe someone has obtained unauthorized access to your account or password. For transactions done over the Internet, we recommend the use of an Internet browser with 128-bit encryption. Certain methods of contacting us (such as by phone or by Internet) may be unavailable or delayed during periods of unusual market activity. OF COURSE, YOU CAN DECLINE TELEPHONE BUY, SELL, OR EXCHANGE PRIVILEGES ON YOUR ACCOUNT APPLICATION, OR CHOOSE NOT TO REGISTER FOR ONLINE PRIVILEGES. IF YOU HAVE TELEPHONE/ONLINE PRIVILEGES ON YOUR ACCOUNT AND WANT TO DISCONTINUE THEM, PLEASE CONTACT US FOR INSTRUCTIONS. You may reinstate these privileges at any time in writing, including online registration with respect to online privileges.

 NOTE: We discourage you from including confidential or sensitive information in any Internet communication to us. If you do choose to send email (encrypted or not) to us over the Internet, you are accepting the associated risks of lack of confidentiality.

The Fund may modify, suspend, or terminate telephone/online privileges at any time.

JOINT ACCOUNT RISK WITH TELEPHONE/ONLINE PRIVILEGES

You will automatically receive telephone/online privileges when you open your account. If your account has more than one registered owner, telephone/online privileges allow the Fund to accept online registration for online services (including electronic delivery of shareholder documents) and transaction instructions online or by telephone from only one registered owner. This means that ANY ONE REGISTERED OWNER ON YOUR ACCOUNT, ACTING ALONE AND WITHOUT THE CONSENT OF ANY OTHER REGISTERED OWNER, may give the Fund instructions by telephone, online or in writing (subject to any limitations in telephone or online privileges) to:

o Exchange shares from a jointly registered Fund account requiring all registered owner signatures into an identically registered money fund account that only requires one registered owner's signature to sell shares;

o Sell Fund shares and direct the sale proceeds to a bank account that may or may not be owned by you and, if owned by you jointly with someone else, only requires one person to withdraw funds by check or otherwise;

o Add/Change the bank account to which Fund share sale proceeds may be sent, which bank account may not be owned by you;

o Purchase Fund shares by debiting a bank account that may be owned by you; and

o Add/Change the bank account that may be debited for Fund share purchases, which new account may be owned by you.

If you do NOT want another registered owner on your account to be able to issue these kinds of instructions to the Fund without your consent, you must instruct the Fund to deny/terminate online privileges and the ability to issue such instructions by telephone so that these types of instructions will only be accepted in writing signed by all account owners. This decision will apply to any other fund into which you may exchange your jointly owned Fund shares. Any later decision to permit these types of instructions by telephone and/or online will need to be given to the Fund in a written instruction signed by all registered owners.

INSTITUTIONAL ACCOUNTS

Additional methods of buying shares of the Fund may be available to institutional accounts. Institutional investors also may be required to complete an institutional account application. For more information, call Institutional Services at 1-800/321-8563.

AVAILABILITY OF THESE SERVICES

The services above are available to most shareholders. If, however, your shares are held by a financial institution, in a street name account, or networked through the NSCC, the Fund may not be able to offer these services directly to you. Please contact your investment representative.


ADDITIONAL POLICIES

Please note that the Fund maintains additional policies and reserves certain rights, including:

o The Fund may restrict, reject or cancel any purchase orders, including an exchange request.

o The Fund may modify, suspend, or terminate telephone/online privileges at any time.

o The Fund may make material changes to or discontinue the exchange privilege on 60 days' notice or as otherwise provided by law.

o The Fund may stop offering shares completely or may offer shares only on a limited basis, for a period of time or permanently.

o Normally, redemptions are processed by the next business day, but may take up to seven days to be processed if making immediate payment would adversely affect the Fund.

o In unusual circumstances, we may temporarily suspend redemptions or postpone the payment of proceeds, as allowed by federal securities laws.

o You may only buy shares of a fund (including the purchase side of an exchange) eligible for sale in your state or jurisdiction.

To permit investors to obtain the current price, dealers are responsible for transmitting all orders to the Fund promptly.



WHAT IF I HAVE QUESTIONS ABOUT MY ACCOUNT?

If you have any questions about the Fund or your account, you can write to us at P.O. Box 997151, Sacramento, CA 95899-9983. You also can call us at one of the following numbers. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.



                         TELEPHONE              HOURS (PACIFIC TIME,
DEPARTMENT NAME          NUMBER                 MONDAY THROUGH FRIDAY)
------------------------------------------------------------------------
Shareholder Services     1-800/632-2301         5:30 a.m. to 5:00 p.m.
                                                6:30 a.m. to 2:30
                                                p.m.(Saturday)
------------------------------------------------------------------------
Fund Information         1-800/DIAL BEN(R)      5:30 a.m. to 5:00 p.m.
                         (1-800/342-5236)       6:30 a.m. to 2:30
                                                p.m.(Saturday)
------------------------------------------------------------------------
Retirement Services      1-800/527-2020         5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Advisor Services         1-800/524-4040         5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Institutional Services   1-800/321-8563         6:00 a.m. to 4:00 p.m.
------------------------------------------------------------------------
TDD (hearing impaired)   1-800/851-0637         5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Automated Telephone      1-800/632-2301         (around-the-clock access)
System                   1-800/524-4040
                         1-800/527-2020
------------------------------------------------------------------------


ADDITIONAL GENERAL INFORMATION

LEGAL MATTERS. Certain legal matters in connection with the shares offered by this prospectus will be passed on for the Fund by Stradley, Ronon, Stevens & Young, LLP.

FUND EXPENSES. The Fund is responsible for certain fees and expenses which it pays out of Fund assets, including certain transfer agency, investment advisory, trustee and brokerage fees, administrative and operating expenses, and taxes, if any.

FURTHER INFORMATION. Further information concerning shares and the Fund may be found in the Fund's Registration Statement, filed electronically with the SEC.



TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Goals, Strategies and Risks.................................2

Officers and Trustees......................................17

Proxy Voting Policies and Procedures.......................21

Investment Management and Other Services...................24

How Does the Fund Buy Securities for Its Portfolio?........25

How Do I Buy and Exchange Shares?..........................26

How Are Shares Valued?.....................................27

Additional Information on Distributions and Taxes..........28

The Fund's Underwriter.....................................32

How Does the Fund Measure Performance?.....................32

Miscellaneous Information..................................35

Description of Ratings.....................................36












FRANKLIN MUTUAL RECOVERY FUND
CLASS A, B & C


STATEMENT OF ADDITIONAL INFORMATION
AUGUST 1, 2004


[Insert Franklin Templeton Investments logo]

 P.O. BOX 997151, SACRAMENTO, CA 95899-9983 1-800/DIAL BEN(R)


This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Fund's prospectus. The Fund's prospectus, dated August 1, 2004, which we may amend from time to time, contains the basic information you should know before investing in the Fund. You should read this SAI together with the Fund's prospectus.

The audited financial statements and auditor's report in the Fund's Annual Report to Shareholders, for the fiscal year ended March 31, 2004, are incorporated by reference (are legally a part of this SAI).

For a free copy of the current prospectus or annual report, contact your investment representative or call 1-800/DIAL BEN(R) (1-800/342-5236).

TABLE OF CONTENTS

Goal, Strategies and Risks ................................. 2

Officers and Trustees   ................................... 17

Proxy Voting Policies and Procedures....................... 22

Investment Management
 and Other Services ....................................... 24

How Does the Fund Buy
 Securities for Its Portfolio? ............................ 25

How Do I Buy
 and Exchange Shares? ..................................... 26

How Are Shares Valued? .................................... 31

Additional Information
 on Distributions and Taxes ............................... 32

The Fund's Underwriter .................................... 35

How Does the Fund
 Measure Performance? ..................................... 37

Miscellaneous Information ................................. 40

Description of Ratings .................................... 41






-------------------------------------------------------------------------------
INVESTMENT COMPANY SHARES, ANNUITIES, AND OTHER INVESTMENT
PRODUCTS:

o ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S.
    GOVERNMENT;

o   ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
    BY, ANY BANK;

o   ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS
    OF PRINCIPAL.
-------------------------------------------------------------------------------


GOAL, STRATEGIES AND RISKS

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when the Fund makes an investment. In most cases, the Fund is not required to sell a security when subsequent circumstances change and the security no longer meets one or more of the Fund's policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security the Fund owns, the Fund may receive stock, real estate or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

The Fund has adopted certain restrictions as fundamental policies. A fundamental policy may only be changed if the change is approved by either (i) more than 50% of the Fund's outstanding shares or (ii) 67% or more of the Fund's shares present at a shareholder meeting if more than 50% of the Fund's outstanding shares are represented at the meeting in person or by proxy, whichever is less.

FUNDAMENTAL INVESTMENT POLICIES

The Fund's investment goal is capital appreciation.

The Fund will make regular Repurchase Offers for a percentage of the Fund's outstanding shares.

The Fund may not:

1. Purchase or sell commodities as defined in the Commodity Exchange Act, as amended, and the rules and regulations thereunder, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities.

2. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

3. Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt obligations, loan participations and/or engaging in direct corporate loans in accordance with its investment objectives and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to other investment companies to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act) or any exemptions therefrom which may be granted by the Securities and Exchange Commission (SEC).

4. Act as an underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under applicable securities laws.

5. Borrow money or issue senior securities, except to the extent permitted by the 1940 Act, or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

INVESTMENTS, TECHNIQUES, STRATEGIES AND THEIR RISKS

The value of your shares will increase as the value of the securities owned by the Fund increases and will decrease as the value of the Fund's investments decrease. In this way, you participate in any change in the value of the securities owned by the Fund. In addition to the factors that affect the value of any particular security that the Fund owns, the value of the Fund's shares may also change with movements in the stock and bond markets as a whole.


The Fund may invest in equity securities, debt securities and securities convertible, exchangeable for, or expected to be exchanged into common stock (including convertible preferred and convertible debt securities [convertible securities]). There are no limitations on the percentage of the Fund's assets that may be invested in equity securities, debt securities, convertible securities or cash equivalent investments. The Fund reserves freedom of action to invest in these securities in such proportions as the manager deems advisable. In addition, the Fund also may invest in restricted debt and equity securities, in foreign securities, and in other investment company securities.

The general investment policy of the Fund is to invest in securities if, in the opinion of the manager, they are available at prices less than their intrinsic value in the case of long positions and more than their intrinsic value in the case of short positions, as determined by the manager after careful analysis and research, taking into account, among other factors, the relationship of book value to market value of the securities, cash flow, and multiples of earnings.. The relationship of a security's "book value to market value" is an analysis of the difference between the price at which a security is trading in the market, as compared to the value of that security based upon an analysis of the company's assets and liabilities as reflected in the company's financial statements. Cash flow analysis considers the inflow and outflow of money into and out of a company. The manager examines each security separately and does not apply these factors according to any predetermined formula. The manager has not established guidelines as to the size of an issuer, its earnings or the industry in which it operates in order for a security to be excluded as unsuitable for purchase by the Fund.


The Fund may invest in any industry although it does not currently plan to concentrate its investments in any industry.


The Fund may invest extensively in private or public securities of companies that are in, have been in or are about to enter bankruptcy or are otherwise experiencing severe financial and/or operational difficulties. The Fund may invest in securities that are traded on U.S. or foreign securities exchanges, the National Association of Securities Dealers Automated Quotation System (Nasdaq) national market system or in any domestic or foreign over-the-counter
(OTC) market. U.S. or foreign securities exchanges typically represent the primary trading market for U.S. and foreign securities. A securities exchange brings together buyers and sellers of the same securities. The Nasdaq national market system also brings together buyers and sellers of the same securities through an electronic medium which facilitates a sale and purchase of the security. Many companies whose securities are traded on the Nasdaq national market system are smaller than the companies whose securities are traded on a securities exchange. The OTC market refers to all other avenues whereby brokers bring together buyers and sellers of securities.


The following is a description of the various types of securities the Fund may buy and techniques it may use.

BORROWING While the Fund is permitted to borrow under certain circumstances, as described in "Goal, Strategies and Risks - Fundamental Investment Policies" above, under no circumstances will the Fund make additional investments while any amounts borrowed exceed 33 1/3% of the Fund's total assets.

CASH EQUIVALENT INVESTMENTS are investments in certain types of short-term debt securities. When making a cash equivalent investment the Fund expects to earn interest at prevailing market rates on the amount invested and there is little risk of loss of the original amount invested. The Fund's cash equivalent investments are typically made in obligations issued or guaranteed by the U.S. or other governments, their agencies or instrumentalities and in high-quality commercial paper. Commercial paper consists of short-term debt securities which carry fixed or floating interest rates. A fixed interest rate means that interest is paid on the investment at the same rate for the life of the security. A floating interest rate means that the interest rate varies as interest rates on newly issued securities in the marketplace vary.


CONVERTIBLE SECURITIES are debt securities, or in some cases preferred stock, that have the additional feature of converting into, exchanging or expecting to be exchanged for, common stock of a company after certain periods of time or under certain circumstances. Holders of convertible securities gain the benefits of being a debt holder or preferred stockholder and receiving regular interest payments, in the case of debt securities, or higher dividends, in the case of preferred stock, with the possibility of becoming a common stockholder in the future. A convertible security's value normally reflects changes in the company's underlying common stock value.


DEBT SECURITIES are securities issued by a company that represent a loan of money by the purchaser of the securities to the company. A debt security has a fixed payment schedule which obligates the company to pay interest to the lender and to return the lender's money over a certain time period. A company typically meets its payment obligations associated with its outstanding debt securities before it declares and pays any dividends to holders of its equity securities. While debt securities are used as an investment to produce income to an investor as a result of the fixed payment schedule, debt securities also may increase or decrease in value depending upon factors such as interest rate movements and the future prospects of the issuer.


The Fund may invest in a variety of debt securities, including bonds and notes issued by domestic or foreign corporations and the U.S. or foreign governments and their agencies and instrumentalities. Bonds and notes differ in the length of the issuer's repayment schedule. Bonds typically have a longer payment schedule than notes. Typically, debt securities with a shorter repayment schedule pay interest at a lower rate than debt securities with a longer repayment schedule.


The debt securities which the Fund may purchase may either be unrated, or rated in any rating category established by one or more independent rating organizations, such as Standard & Poor's Ratings Group (S&P(R)) or Moody's Investors Service (Moody's). Securities are given ratings by independent rating organizations, which grade the company issuing the securities based upon its financial soundness. The Fund may invest in securities that are rated in the medium to lowest rating categories by S&P rating organizations, such as S&P and Moody's. Generally, lower rated and unrated debt securities are riskier investments. Debt securities rated BB or lower by S&P or Moody's are considered to be high yield, high risk debt securities, commonly known as "junk bonds." The lowest rating category established by Moody's is "C" and by S&P is "D." Debt securities with a D rating are in default as to the payment of principal and interest, which means that the issuer does not have the financial soundness to meet its interest payments or its repayment schedule to security holders.

The Fund generally will invest in debt securities under circumstances similar to those under which it will invest in equity securities; namely, when, in the manager's opinion, such debt securities are available at prices less than their intrinsic value. Investing in fixed-income securities under these circumstances may lead to the potential for capital appreciation. Consequently, when investing in debt securities, a debt security's rating is given less emphasis in the manager's investment decision-making process. The Fund typically invests in debt securities issued by domestic or foreign companies (i) which are in or likely to enter into bankruptcy (Reorganizing Companies), and (ii) that are involved in mergers, acquisitions, consolidations, liquidations, spinoffs, reorganizations or financial restructurings, because such securities often are available at less than what the manager believes are their intrinsic value. Debt securities of such companies typically are unrated, lower rated, in default or close to default. While posing a greater risk than higher rated securities with respect to payment of interest and repayment of principal at the price at which the debt security was originally issued, the Fund generally purchases these debt securities at discounts to the original principal amount. Such debt typically ranks senior to the equity securities of Reorganizing Companies and may offer the potential for capital appreciation and additional investment opportunities.


MEDIUM AND LOWER RATED CORPORATE DEBT SECURITIES. The Fund invests in securities of distressed issuers when the intrinsic value of such securities, in the opinion of the manager, warrants such investment. The Fund may invest in securities that are rated in the medium to lowest rating categories by S&P and Moody's, some of which may be so-called "junk bonds." Corporate debt securities rated Baa are regarded by Moody's as being neither highly protected nor poorly secured. Interest payments and principal security appear adequate to Moody's for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities are regarded by Moody's as lacking outstanding investment characteristics and having speculative characteristics. Corporate debt securities rated BBB are regarded by S&P as having adequate capacity to pay interest and repay principal. Such securities are regarded by S&P as normally exhibiting adequate protection parameters, although adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this rating category than in higher rated categories. Companies issuing lower rated higher yielding debt securities are not as strong financially as those with higher credit ratings. These companies are more likely to encounter financial difficulties and are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, that could prevent them from making interest and principal payments. If an issuer is not paying or stops paying interest and/or principal on its securities, payments on the securities may never resume. Corporate debt securities that are rated B are regarded by Moody's as generally lacking characteristics of the desirable investment. In Moody's view, assurance of interest and principal payments or of maintenance of other terms of the security over any long period of time may be small. Corporate debt securities rated BB, B, CCC, CC and C are regarded by S&P on balance as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. In S&P's view, although such securities likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. BB and B are regarded by S&P as indicating the two lowest degrees of speculation in this group of ratings. Securities rated D by S&P or C by Moody's are in default and are not currently performing.


The Fund also will invest in unrated securities. The Fund will rely on the manager's judgment, analysis and experience in evaluating such debt securities. In this evaluation, the manager will take into consideration, among other things, the issuer's financial resources, its sensitivity to economic conditions and trends, its operating history, the quality of the issuer's management and regulatory matters as well as the price of the security. The manager also may consider, although it does not rely primarily on, the credit ratings of Moody's and S&P in evaluating lower rated corporate debt securities. Such ratings evaluate only the safety of principal and interest payments, not market value risk. Additionally, because the creditworthiness of an issuer may change more rapidly than is able to be timely reflected in changes in credit ratings, the manager monitors the issuers of corporate debt securities held in the Fund's portfolio. The credit rating assigned to a security is a factor considered by the manager in selecting a security for the Fund, but the manager's opinion of the intrinsic value in comparison to market price and the manager's analysis of the fundamental values underlying the issuer are generally of greater significance. Because of the nature of medium and lower rated corporate debt securities, achievement by the Fund of its investment goal when investing in such securities is dependent on the credit analysis of the manager. If the Fund purchased primarily higher rated debt securities, risks of further deterioration in market price would be substantially reduced. However, investing primarily in such higher rated debt securities would be unlikely to achieve the Fund's investment goal of capital appreciation.

A general economic downturn or a significant increase in interest rates could severely disrupt the market for medium and lower grade corporate debt securities and adversely affect the market value of such securities. In addition, in such circumstances, the ability of issuers of medium and lower grade corporate debt securities to repay principal and to pay interest, to meet projected business goals and to obtain additional financing may be adversely affected. Such consequences could lead to an increased incidence of default for such securities and adversely affect the value of the corporate debt securities in the Fund's portfolio. The secondary market prices of medium and lower grade corporate debt securities are less sensitive to changes in interest rates than are higher rated debt securities, but are more sensitive to adverse economic changes or individual corporate developments. Securities in default are relatively unaffected by such events or by changes in prevailing interest rates. Adverse publicity and investor perceptions, whether or not based on rational analysis, also may affect the value and liquidity of medium and lower grade corporate debt securities, although such factors also present investment opportunities when prices fall below what are believed to be intrinsic values. Yields on debt securities in the Fund's portfolio that are interest rate sensitive can be expected to fluctuate over time.

In addition, periods of economic uncertainty and changes in interest rates can be expected to result in increased volatility of market price of any medium to lower grade corporate debt securities in the Fund's portfolio and thus could have an effect on the net asset value of the Fund if other types of securities did not show offsetting changes in values. The prices of high yield and distressed debt securities fluctuate more than higher-rated debt. Prices are often closely linked with the company's stock prices and typically rise and fall in response to factors that affect stock prices. In addition, the entire high yield and distressed debt securities market can experience sudden and sharp price swings due to changes in economic conditions, stock market activity, large sustained sales by major investors, a high-profile default, or other factors. High yield and distressed debt securities are also generally less liquid than higher-rated bonds. Many of these securities do not trade frequently, and when they do trade their prices may be significantly higher or lower than previously quoted market prices. At times, it may be difficult to sell these securities promptly at an acceptable price, which may limit the Fund's ability to sell securities in response to specific economic events or to repurchase shares tendered during a Repurchase Offer. The secondary market value of corporate debt securities structured as zero coupon securities or payment in kind securities may be more volatile in response to changes in interest rates than debt securities which pay interest periodically in cash. Because such securities do not pay current interest, but rather, income is accreted, to the extent that the Fund is required to distribute such accreted income, there is the risk that the Fund would not have available cash to distribute to such income, and it could be required to dispose of portfolio securities that it otherwise would not. Such disposition could be at a disadvantageous price. Failure to satisfy distribution requirements could result in the Fund failing to qualify as a pass-through entity under the Internal Revenue Code. Investment in such securities also involves certain other tax considerations.

To the extent that the Fund purchases illiquid corporate debt securities or securities which are restricted as to resale, the Fund may incur additional risks and costs. Illiquid and restricted securities may be particularly difficult to value and their disposition may require greater effort and expense than more liquid securities. Also, the Fund may incur costs in connection with the registration of restricted securities in order to dispose of such securities, although under Rule 144A of the Securities Act of 1933 certain securities may be determined to be liquid pursuant to procedures adopted by the board under applicable guidelines.

DEPOSITARY RECEIPTS The Fund may invest in securities commonly known as American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or Global Depositary Receipts (GDRs) of non-U.S. issuers. Such depositary receipts are interests in a pool of a non-U.S. company's securities which have been deposited with a bank or trust company. The bank or trust company then sells interests in the pool to investors in the form of depositary receipts. Depositary receipts can be unsponsored or sponsored by the issuer of the underlying securities or by the issuing bank or trust company. ADRs are certificates issued by a U.S. bank or trust company and represent the right to receive securities of a foreign issuer deposited in a domestic bank or foreign branch of a U.S. bank and traded on a U.S. exchange or in an over-the-counter market. EDRs are receipts issued in Europe generally by a non-U.S. bank or trust company that evidence ownership of non-U.S. or domestic securities. Generally, ADRs are in registered form and EDRs are in bearer form. There are no fees imposed on the purchase or sale of ADRs or EDRs although the issuing bank or trust company may impose charges for the collection of dividends and the conversion of ADRs and EDRs into the underlying securities. Investment in ADRs may have certain advantages over direct investment in the underlying non-U.S. securities, since: (i) ADRs are U.S. dollar denominated investments which are often easily transferable and for which market quotations are generally readily available and (ii) issuers whose securities are represented by ADRs are subject to the same auditing, accounting and financial reporting standards as domestic issuers. EDRs and GDRs are not necessarily denominated in the currency of the underlying security.

Depositary receipts of non-U.S. issuers may have certain risks, including trading for a lower price, having less liquidity than their underlying securities and risks relating to the issuing bank or trust company. Holders of unsponsored depositary receipts have a greater risk that receipt of corporate information and proxy disclosure will be untimely, information may be incomplete and costs may be higher.

EQUITY SECURITIES generally entitle the holder to participate in a company's general operating results. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company's success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners also may participate in a company's success or lack of success through increases or decreases in the value of the company's shares as traded in the public trading market for such shares. The public trading market for these shares is typically a stock exchange but also can be a market which arises between broker-dealers seeking buyers and sellers of a particular security. Equity securities generally are either common stock or preferred stock. Preferred stockholders usually receive greater dividends but may receive less appreciation than common stockholders and may have greater voting rights as well.

SMALLER COMPANIES. The Fund may invest in securities issued by smaller companies. Historically, smaller companies have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller companies to changing economic conditions.

In addition, smaller companies may lack depth of management, be unable to generate funds necessary for growth or development, or be developing or marketing new products or services for which markets are not yet established and may never become established.

FOREIGN SECURITIES The Fund may purchase securities of non-U.S. issuers whose values are quoted and traded in any currency in addition to the U.S. dollar. Such investments involve certain risks not ordinarily associated with investments in securities of U.S. issuers. Such risks include: fluctuations in the value of the currency in which the security is traded or quoted as compared to the U.S. dollar; unpredictable political, social and economic developments in the foreign country where the security is issued or where the issuer of the security is located; the possible imposition by a foreign government of limits on the ability of the Fund to obtain a foreign currency or to convert a foreign currency into U.S. dollars; or the imposition of other foreign laws or restrictions.


Since the Fund may invest in securities issued, traded or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the value of securities in the Fund's portfolio. When deemed advantageous to the Fund, the manager may attempt, from time to time, to reduce such risk, known as "currency risk," by using an investment technique called "hedging," which attempts to reduce or eliminate changes in a security's value resulting from changing currency exchange rates. Hedging is further described below. In addition, in certain countries, the possibility of expropriation of assets, confiscatory taxation, or diplomatic developments could adversely affect investments in those countries. Expropriation of assets refers to the possibility that a country's laws will prohibit the return to the U.S. of any monies which the Fund has invested in the country. Confiscatory taxation refers to the possibility that a foreign country will adopt a tax law which has the effect of requiring the Fund to pay significant amounts, if not all, of the value of the Fund's investment to the foreign country's taxing authority. Diplomatic developments means that because of certain actions occurring within a foreign country, such as significant civil rights violations or because of the United States' actions during a time of crisis in the particular country, all communications and other official governmental relations between the country and the United States could be severed. This could result in the abandonment of any U.S. investors', such as the Fund's, money in the particular country, with no ability to have the money returned to the United States.

There may be less publicly available information about a foreign company than about a U.S. company. Foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to, or as uniform as, those of U.S. issuers. The number of securities traded, and the frequency of such trading, in non-U.S. securities markets, while growing in volume, is for the most part substantially less than in U.S. markets. As a result, securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable U.S. issuers. Transaction costs, the costs associated with buying and selling securities, on non-U.S. securities markets may be higher than in the U.S. There is generally less government supervision and regulation of exchanges, brokers and issuers than there is in the U.S. The Fund's foreign investments may include both voting and non-voting securities, sovereign debt and participations in foreign government deals. The Fund may have greater difficulty taking appropriate legal action with respect to foreign investments in non-U.S. courts than with respect to domestic issuers in U.S. courts.


HEDGING AND INCOME TRANSACTIONS The Fund may use various hedging strategies. Hedging is a technique designed to reduce a potential loss to the Fund as a result of certain economic or market risks, including risks related to fluctuations in interest rates, currency exchange rates between U.S. and foreign securities or between different foreign currencies, and broad or specific market movements. The hedging strategies that the Fund may use are also used by many mutual funds and other institutional investors. When pursuing these hedging strategies, the Fund will primarily engage in forward foreign currency exchange contracts. However, the Fund also may engage in the following currency transactions: currency futures contracts, currency swaps, options on currencies, or options on currency futures. In addition, the Fund may engage in other types of transactions, such as the purchase and sale of exchange-listed and OTC put and call options on securities, equity and fixed-income indices and other financial instruments, and the purchase and sale of financial and other futures contracts and options on futures contracts (collectively, all of the above are called Hedging Transactions).

Some examples of situations in which Hedging Transactions may be used are: (i) to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Fund's portfolio resulting from changes in securities markets or currency exchange rate fluctuations; (ii) to protect the Fund's gains in the value of portfolio securities which have not yet been sold;
(iii) to facilitate the sale of certain securities for investment purposes; and
(iv) as a temporary substitute for purchasing or selling particular securities.


Any combination of Hedging Transactions may be used at any time as determined by the manager. Use of any Hedging Transaction is a function of numerous variables, including market conditions and the manager's expertise in utilizing such techniques. The ability of the Fund to utilize Hedging Transactions successfully cannot be assured. The Fund will comply with applicable regulatory requirements when implementing these strategies, including asset segregation requirements by designating as segregated liquid assets (that are not otherwise encumbered) in an amount equal (as adjusted each business day) to Hedging Transactions positions taken by the Fund on the books of the Fund or at the Fund's custodian bank. See "Coverage of leveraged positions by segregated assets or offsetting positions" below. Hedging Transactions involving futures and options on futures will be purchased, sold or entered into generally for bona fide hedging, risk management or portfolio management purposes.


The various techniques described above as Hedging Transactions also may be used by the Fund for non-hedging purposes. For example, these techniques may be used to produce income to the Fund where the Fund's participation in the transaction involves the payment of a premium to the Fund. The Fund also may use a hedging technique if the manager has a view about the fluctuation of certain indices, currencies or economic or market changes such as a reduction in interest rates. No more than 5% of the Fund's assets will be exposed to risks of such types of instruments when entered into for non-hedging purposes.

Hedging Transactions, whether entered into as a hedge or for gain, have risks associated with them. The three most significant risks associated with Hedging Transactions are: (i) possible default by the other party to the transaction;
(ii) illiquidity; and (iii) to the extent the manager's view as to certain market movements is incorrect, the risk that the use of such Hedging Transactions could result in losses greater than if they had not been used. Use of put and call options may (i) result in losses to the Fund, (ii) force the purchase or sale of portfolio securities at inopportune times or for prices higher than or lower than current market values, (iii) limit the amount of appreciation the Fund can realize on its investments, (iv) increase the cost of holding a security and reduce the returns on securities or (v) cause the Fund to hold a security it might otherwise sell.


Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, these transactions also tend to limit any potential gain which might result from an increase in value of the position taken. As compared to options contracts, futures contracts create greater ongoing potential financial risks to the Fund because the Fund may be required to make ongoing monetary deposits of variation margin with futures brokers to avoid closing out the contracts (as further described in "Futures" below). Losses resulting from the use of Hedging Transactions can reduce net asset value, and possibly income, and such losses can be greater than if the Hedging Transactions had not been utilized. The cost of entering into Hedging Transactions also may reduce the Fund's total return to investors.

When conducted outside the U.S., Hedging Transactions may not be regulated as rigorously as in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of such positions also could be adversely affected by various factors including, but not limited to, the following: (i) other complex foreign, political, legal and economic factors; (ii) lesser availability than in the U.S. of data on which to make trading decisions; (iii) delays in the Fund's ability to act upon economic events occurring in foreign markets during nonbusiness hours in the U.S.; (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S.; and
(v) lower trading volume and liquidity.

CURRENCY TRANSACTIONS The Fund may from time to time engage in currency transactions with securities dealers, financial institutions or other parties (each a Counterparty and collectively, Counterparties) in order to hedge the value of portfolio holdings denominated in particular currencies against fluctuations in relative value between those currencies and the U.S. dollar. Currency transactions include forward foreign currency exchange contracts, exchange-listed currency futures, exchange-listed and OTC options on currencies, and currency swaps.

A forward foreign currency exchange contract involves a privately negotiated obligation to purchase or sell (with delivery generally required) a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract.

The Fund will limit its dealings in forward foreign currency exchange contracts and other currency transactions such as futures, options, options on futures and currency swaps to either specific transactions or portfolio positions. Transaction hedging is entering into a currency transaction with respect to specific assets or liabilities of the Fund, which will generally arise in connection with the purchase or sale of its portfolio securities or the receipt of income from portfolio securities. Position hedging is entering into a currency transaction with respect to portfolio security positions denominated or generally quoted in that currency.


The Fund will not enter into a transaction to hedge currency exposure if the Fund's exposure, after netting all transactions intended to wholly or partially offset other transactions, is greater than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in, or whose value is based on, that foreign currency or currently convertible into such currency other than with respect to proxy hedging, which is described below.

The Fund also may cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to decline in value relative to other currencies to which the Fund has, or in which the Fund expects to have, portfolio exposure.


To reduce the effect of currency fluctuations on the value of existing or anticipated holdings of portfolio securities, the Fund also may engage in proxy hedging. Proxy hedging is often used when the currency to which the Fund's portfolio is exposed is difficult to hedge or to hedge against the U.S. dollar. Proxy hedging entails entering into a forward contract to sell a currency whose changes in value are generally considered to be linked to a currency or currencies in which some or all of the Fund's portfolio securities are or are expected to be denominated, and to buy U.S. dollars. The amount of the contract would not exceed the value of the Fund's securities denominated in linked currencies. Proxy hedging involves some of the same risks and considerations as other transactions with similar instruments.

Currency transactions are subject to risks different from those of other portfolio transactions. Currency transactions can result in losses to the Fund if the currency being hedged fluctuates in value to a degree, or in a direction, that is not anticipated. Further, there is the risk that the perceived linkage between various currencies may not be present during the particular time that the Fund is engaging in proxy hedging. If the Fund enters into a currency Hedging Transaction, the Fund will comply with the asset segregation requirements described in "Coverage of leveraged positions by segregated assets or offsetting positions" below.

Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These actions could result in losses to the Fund if it is unable to deliver or receive a specified currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring unnecessary transaction costs.

Also, the use of currency transactions could cause the Fund losses due to the inability of foreign securities transactions to be completed. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market which may not always be available. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy.

SWAP AGREEMENTS. Swap agreements are contracts between the Fund and, typically, a brokerage firm, bank or other institutional buyers (swap counterparty) for periods ranging from a few days to more than a year. In a basic swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of value of predetermined investments or instruments (swap transaction). The notional amount is the set dollar or other currency value selected by the parties to use as the basis on which to calculate the obligations that the parties to a swap agreement have agreed to exchange. The parties do not actually invest the notional amount in any investment or instrument. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given investments or at given interest rates. Examples are investments in a particular security, at a particular fixed or variable interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. In some cases, for example, currency swaps, the swap agreement may include the delivery of the entire principal value of one designated currency for the other designated currency.

The Fund will generally enter into swap agreements on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund's obligations (or rights) under a swap agreement on a net basis will generally be the net amount to be paid or received under the agreement based on the relative values of the obligations of each party upon termination of the agreement or at set valuation dates. The Fund will accrue its obligations under a swap agreement daily (offset by any amounts the counterparty owes the Fund). If the swap agreement provides for other than a net basis, the full amount of the Fund's obligations will be accrued on a daily basis. To limit potential leveraging of the Fund's portfolio, the Fund has adopted procedures to cover any accrued but unpaid net or full amounts owed to a swap counterparty by designating, on a daily basis, as segregated, liquid assets (not otherwise encumbered) equal in current market value to such swap amounts owed. Under the procedures, the Fund designates the segregated assets by appropriate notation on the books of the Fund or its custodian. To the extent the Fund enters into swap agreements for good faith hedging purposes and the Fund's swap obligations are fully covered by an offsetting asset or right of the Fund, the obligations will not be subject to the Fund's segregated assets procedures. The manager and the Fund believe that swap agreement obligations that are covered, either by an offsetting asset or right or by the Fund's segregated assets procedures (or a combination thereof), are not senior securities under the 1940 Act and are not subject to the Fund's borrowing restrictions.

The use of swap transactions is a highly specialized activity, which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Whether the Fund will be successful in using swap agreements to achieve its investment objective depends on the ability of the manager correctly to predict which types of investments are likely to produce greater returns. If the manager, in using swap agreements, is incorrect in its forecasts of market values, interest rates, currency exchange rates or other applicable factors, the investment performance of the Fund will be less than its performance would be using other investments.

The risk of loss to the Fund for swap transactions on a net basis depends on which party is obligated to pay the net amount to the other party. If the counterparty is obligated to pay the net amount to the Fund, the risk of loss to the Fund is loss of the entire amount that the Fund is entitled to receive. If the Fund is obligated to pay the net amount, the Fund's risk of loss is limited to that net amount. If the swap agreement involves the exchange of the entire principal value of a security, the entire principal value of that security is subject to the risk that the other party to the swap will default on its contractual delivery obligations.

Because swap agreements may have terms of greater than seven days, they may be illiquid and, therefore, subject to the Fund's limitation on investments in illiquid securities. If a swap transaction is particularly large or if the relevant market is illiquid, the Fund may not be able to establish or liquidate a position at an advantageous time or price, which may result in significant losses. Participants in the swap markets are not required to make continuous markets in the swap contracts they trade. Participants could refuse to quote prices for swap contracts or quote prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. The swap markets have grown substantially in recent years, however, with a large number of banks and investment banking firms acting both as principals and agents, utilizing standardized swap documentation. As a result, the swap markets have become relatively liquid in comparison with markets for other derivative instruments that are traded in the interbank market.

Swap agreements are not traded on exchanges and are not subject to government regulation like exchange markets. As a result, swap participants are not as protected as participants on organized exchanges. Performance of a swap agreement is the responsibility only of the swap counterparty and not of any exchange or clearinghouse. As a result, the Fund is subject to the risk of the inability or refusal to perform such agreement by the counterparty. No limitations on daily price movements or speculative position limits apply to swap transactions. Counterparties may, however, limit the size or duration of positions to the Fund as a consequence of credit considerations. The Fund risks the loss of the accrued but unpaid amount under a swap agreement, which could be substantial, in the event of default by or insolvency or bankruptcy of a swap counterparty. In such an event, the Fund will have contractual remedies pursuant to the swap agreements, but bankruptcy and insolvency laws could affect the Fund's rights as a creditor. If the counterparty's creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses. The manager will approve a counterparty for a swap agreement of the Fund only if the manager deems the counterparty to be creditworthy under the Fund's Counterparty Credit Review Standards, adopted and reviewed annually by the board.

Certain Internal Revenue Service positions may limit the Fund's ability to use swap agreements in a desired tax strategy. It is possible that developments in the swap markets and/or the laws relating to swap agreements, including potential government regulation, could adversely affect the Fund's ability to benefit from using swap agreements, or could have adverse tax consequences.

CURRENCY SWAPS. A currency swap is an agreement between two parties to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. For example, a currency swap may involve the exchange by the Fund with another party of the right to receive a foreign currency (paid from the Fund's investment denominated in the foreign currency) for the right to receive U.S. dollars. Currency swaps sometimes involve the delivery of the entire principal value of one designated currency in exchange for the other designated currency. In such a situation, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The Fund may also enter into currency swaps on a net basis, which means the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund may enter into currency transactions with counterparties which have received (or the guarantors of the obligations of such counterparties have received) a credit rating of A-1 or P-1 by S&P or Moody's, respectively, or that have an equivalent rating from a nationally recognized statistical rating organization (NRSRO) or are determined to be of equivalent credit quality by the manager. Currency swaps are also subject to the limitations and risks described above in the "Currency transactions" section.

OPTIONS. Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many Hedging Transactions involving options require segregation of Fund assets in special accounts, as described below.


A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the seller of the option, the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price. For instance, the Fund's purchase of a put option on a security might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value by giving the Fund the right to sell such instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund's purchase of a call option on a security, financial future, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase such instrument.

An American style put or call option may be exercised at any time during the option period while a European style put or call option may be exercised only upon expiration or during a fixed period prior thereto. The Fund is authorized to purchase and sell exchange-listed options and over-the-counter options (OTC options). Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation (OCC), which guarantees the performance of the obligations of the parties to such options. The discussion below uses the OCC as an example, but the discussion is also applicable to other financial intermediaries.

With certain exceptions, OCC-issued and exchange-listed options generally settle by physical delivery of the underlying security or currency, although in the future cash settlement may become available. Index options and Eurodollar instruments are cash settled for the net amount, if any, by which the option is "in-the-money" (I.E., where the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting option transactions.

The Fund's ability to close out its position as a purchaser or seller of an OCC-issued or exchange-listed put or call option is dependent, in part, upon the liquidity of the option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities, including reaching daily price limits; (iv) interruption of the normal operations of the OCC or an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although outstanding options on that exchange would generally continue to be exercisable in accordance with their terms.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

OTC options are purchased from or sold to Counterparties through a direct bilateral agreement with the Counterparty. In contrast to exchange-listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are negotiated by the parties. The Fund will only sell OTC options (other than OTC currency options) that are subject to a buy-back provision permitting the Fund to require the Counterparty to sell the option back to the Fund at a formula price within seven days. The Fund expects to enter into OTC options that have cash settlement provisions, although they are not required to do so.

Unless the parties provide for it, there is no central clearing or guaranty function in an OTC option. As a result, if the Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, the manager must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty's credit to determine the likelihood that the terms of the OTC option will be satisfied.

The Fund will engage in OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as "primary dealers" or broker-dealers, domestic or foreign banks or other financial institutions which have received (or the guarantors of the obligations of which have received) a short-term credit rating of "A-l" from S&P or "P-l" from Moody's, an equivalent rating from any NRSRO or which the manager determines is of comparable credit quality. The staff of the SEC currently takes the position that OTC options purchased by the Fund, and portfolio securities "covering" the amount of the Fund's obligation pursuant to an OTC option sold by it (the cost of the sell-back plus the in-the-money amount, if any) are illiquid, and are subject to the Fund's limitations on investments in illiquid securities.

If the Fund sells a call option, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against a decrease in the value of the underlying securities or instruments in its portfolio or will increase the Fund's income. The sale of put options also can provide income.

The Fund may purchase and sell call options on securities, including U.S. Treasury and agency securities, mortgage-backed securities, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the over-the-counter markets and on securities indices, currencies and futures contracts. All calls sold by the Fund must be "covered" (I.E., the Fund must own the securities or futures contract subject to the call) or must meet the asset segregation requirements described below as long as the call is outstanding. Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument which it might otherwise have sold.

The Fund may purchase and sell put options on securities, including U.S. Treasury and agency securities, mortgage-backed securities, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments (whether or not it holds the above securities in its portfolio) and on securities indices, currencies and futures contracts. The Fund will not sell put options if, as a result, more than 50% of the Fund's assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon. In selling put options, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price above the market price.

OPTIONS ON SECURITIES INDICES AND OTHER FINANCIAL INDICES. The Fund also may purchase and sell call and put options on securities indices and other financial indices and in so doing can achieve many of the same objectives it would achieve through the sale or purchase of options on individual securities or other instruments. Options on securities indices and other financial indices are similar to options on a security or other instrument except that, instead of settling by physical delivery of the underlying instrument, they settle by cash settlement, I.E., an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an index depends on price movements in the instruments making up the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.


FUTURES. The Fund may enter into financial and other futures contracts or purchase or sell put and call options on such futures as a hedge against anticipated interest rate, currency or equity market changes, for duration management and for risk management purposes. Futures are generally bought and sold, on the commodities exchanges where they are listed, with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument or other commodity called for in the contract at a specific future time for a specified price (or, with respect to index futures and Eurodollar instruments, the net cash amount). Options on futures contracts are similar to options on securities, except that an option on a futures contract gives the purchaser the right in return for the premium paid to enter into a specified futures contract and obligates the seller to deliver such right.

The Fund's use of futures and options on futures will be consistent with applicable regulatory requirements and, in particular, the rules of the Commodity Futures Trading Commission and such transactions will be entered into only for bona fide hedging, risk management (including duration management) or other portfolio management purposes. Typically, maintaining a futures contract or selling an option on a futures contract requires the Fund to deposit with a financial intermediary, as security for its obligations, an amount of cash or other specified assets (initial margin) which initially is typically 1% to 10% of the face amount of the contract (but may be higher in some circumstances). The Fund may be required to deposit additional cash or assets (variation margin) thereafter (or amounts deposited may be returned to the Fund) on a daily basis as the mark-to-market value of the contract fluctuates. The purchase of an option on futures involves payment of a premium for the option without any further obligation on the part of the Fund. If the Fund exercises an option on a futures contract, it will be obligated to post initial margin (and potential subsequent variation margin) for the resulting futures positions just as it would for any position. Futures contracts and options on futures contracts are generally settled by entering into an offsetting transaction, but there can be no assurance that the position can be offset prior to settlement at an advantageous price nor that delivery will occur.


The Fund will only enter into a futures contract or related option (except for closing transactions) if, immediately thereafter, the sum of the amount of its initial margin and premiums on open futures contracts and options thereon would not exceed 5% of the Fund's total current asset value; however, in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation.


COMBINED TRANSACTIONS. The Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward foreign currency exchange contracts) and any combination of futures, options and currency transactions (each individually a Transaction and collectively in combinations of two or more, Combined Transactions), instead of a single Hedging Transaction, as part of a single or combined strategy when, in the opinion of the manager, it is in the best interests of the Fund to do so. A Combined Transaction will usually contain elements of risk that are present in each of its component transactions.


Although Combined Transactions are normally entered into based on the manager's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.


COVERAGE OF LEVERAGED POSITIONS BY SEGREGATED ASSETS OR OFFSETTING POSITIONS. Many Hedging Transactions, in addition to other requirements, require that the Fund segregate liquid assets on the books of the Fund or its custodian bank to the extent Fund obligations are not otherwise "covered" through ownership of the underlying security, financial instrument, currency or an offsetting position. In general, either the full amount of any obligation by the Fund to pay or deliver securities or assets must be covered at all times by the securities, instruments or currency required to be delivered, or, subject to any regulatory restrictions, an amount of cash or liquid securities at least equal to the current amount of the obligation must be segregated on the books of the Fund or its custodian bank. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. For example, a call option written by the Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate liquid securities sufficient to purchase and deliver the securities if the call is exercised. A call option sold by the Fund on an index will require the Fund to own portfolio securities which correlate with the index or to segregate liquid assets equal to the excess of the index value over the exercise price on a current basis. A put option written by the Fund requires the Fund to segregate liquid assets equal to the exercise price.

A currency contract which obligates the Fund to buy or sell currency will generally require the Fund to hold an amount of the currency or liquid securities denominated in that currency equal to the Fund's obligations or to segregate liquid assets equal to the amount of the Fund's obligation. However, the segregation requirement does not apply to currency contracts which are entered into in order to "lock in" the purchase or sale price of a trade in a security denominated in a foreign currency pending settlement within the time customary for such securities.


OTC options entered into by the Fund, including those on securities, currency, financial instruments or indices and OCC-issued and exchange-listed index options will generally provide for cash settlement. As a result, when the Fund sells these instruments it will only segregate an amount of assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount. These amounts will equal 100% of the exercise price in the case of a noncash settled put, the same as an OCC guaranteed listed option sold by the Fund, or the in-the-money amount plus any sell-back formula amount in the case of a cash-settled put or call. In addition, when the Fund sells a call option on an index at a time when the in-the-money amount exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess. OCC-issued and exchange-listed options sold by the Fund other than those above generally settle with physical delivery, or with an election of either physical delivery or cash settlement, and the Fund will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery, or with an election of either physical delivery or cash settlement, will be treated the same as other options settling with physical delivery.

In the case of a futures contract or an option thereon, the Fund must deposit initial margin and possible daily variation margin in addition to segregating assets sufficient to meet its obligation to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. Such assets may consist of cash, cash equivalents, liquid debt or equity securities or other acceptable assets.

Hedging Transactions may be covered by other means when consistent with applicable regulatory policies. The Fund also may enter into offsetting transactions so that a combined position, coupled with any segregated assets, equals its net outstanding obligation in related options and Hedging Transactions. For example, the Fund could purchase a put option if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund. Moreover, instead of segregating assets, if the Fund held a futures or forward contract, it could purchase a put option on the same futures or forward contract with a strike price as high or higher than the price of the contract held. Other Hedging Transactions also may be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction, no segregation is required, but if it terminates prior to such time, assets equal to any remaining obligation would need to be segregated.

ILLIQUID SECURITIES An illiquid security is a security that cannot be sold within seven days in the normal course of business for approximately the amount at which the Fund has valued the security and carries such value on its financial statements. Examples of illiquid securities include most private placements and other restricted securities, and repurchase agreements which terminate more than seven days from their initial purchase date, as further described below. The Fund may invest a substantial portion of its assets in illiquid securities.


INDEBTEDNESS, PARTICIPATIONS AND TRADE CLAIMS From time to time, the Fund may purchase the direct indebtedness of various companies (Indebtedness), or participation interests in Indebtedness (Participations) including Indebtedness and Participations of Reorganizing Companies. Indebtedness can be distinguished from traditional debt securities in that debt securities are part of a large issue of securities to the general public which is typically registered with a securities registration organization, such as the SEC, and which is held by a large group of investors. Indebtedness may not be a security, but rather, may represent a specific commercial loan or portion of a loan which has been given to a company by a financial institution such as a bank or insurance company. The company is typically obligated to repay such commercial loan over a specified time period. By purchasing the Indebtedness of companies, the Fund in effect steps into the shoes of the financial institution which made the loan to the company prior to its restructuring or refinancing. Indebtedness purchased by the Fund may be in the form of loans, notes or bonds. If the loan is secured, the Fund will have a priority claim to the assets of the company ahead of secured creditors and stockholders. The Fund generally makes investments in the types of debt described above, which typically have ceased paying interest, to achieve capital appreciation, rather than to seek income.

The Fund also may purchase trade claims and other similar direct obligations or claims against companies in bankruptcy. Trade claims are generally purchased from creditors of the bankrupt company and typically represent money due to a supplier of goods or services to the company.


The length of time remaining until maturity on the Indebtedness is one factor the manager considers in purchasing a particular Indebtedness. Indebtedness which represents a specific indebtedness of the company to a bank is not considered to be a security issued by the bank selling it. The Fund purchases loans from national and state chartered banks as well as foreign banks. The Fund normally invests in the Indebtedness of a company which has the highest priority in terms of payment by the company, although on occasion lower priority Indebtedness also may be acquired.

Participations represent fractional interests in a company's Indebtedness. The financial institutions which typically make Participations available are banks or insurance companies, governmental institutions, such as the Resolution Trust Corporation, the Federal Deposit Insurance Corporation or the Pension Benefit Guaranty Corporation, or certain organizations such as the World Bank which are known as "supranational organizations." Supranational organizations are entities established or financially supported by the national governments of one or more countries to promote reconstruction or development. The Fund also may purchase trade claims and other direct obligations or claims (Trade Claims) of Reorganizing Companies. Indebtedness, Participations and Trade Claims may be illiquid as described above.


The purchase of Indebtedness or loan participations of a troubled company always involves a risk as to the creditworthiness of the issuer and the possibility that principal invested may be lost. Purchasers of Participations, such as the Fund, must rely on the financial institution issuing or acting as agent with respect to the Participation to assert any rights against the borrower with respect to the underlying Indebtedness. In addition, the Fund takes on the risk as to the creditworthiness of any bank or other financial intermediary issuing the Participation, as well as that of the company issuing the underlying Indebtedness. When the Fund purchases a trade claim, there is no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim.


INVESTMENT COMPANY SECURITIES The Fund may invest from time to time in other investment company securities, subject to applicable law which restricts such investments. Such laws generally restrict the Fund's purchase of another investment company's voting securities to no more than three percent (3%) of the other investment company's securities, no more than five percent (5%) of the Fund's assets in any single investment company's securities and no more than ten percent (10%) of the Fund's assets in all investment company securities.

Investors should recognize that the Fund's purchase of the securities of investment companies results in layering of expenses. This layering may occur because investors in any investment company, such as the Fund, indirectly bear a proportionate share of the expenses of the investment company, including operating costs, and investment advisory and administrative fees.

LOANS OF PORTFOLIO SECURITIES To generate additional income, the Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund's total assets, measured at the time of the most recent loan. For each loan, the borrower must maintain with the Fund's custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. The Fund also continues to receive any distributions paid on the loaned securities. The Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. The Fund will loan its securities only to parties who meet creditworthiness standards approved by the Fund's board of trustees, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

MORTGAGE-BACKED SECURITIES The Fund may invest in securities representing interests in an underlying pool of real estate mortgages (mortgage-backed securities). The mortgage-backed securities which the Fund may purchase may be issued or guaranteed by the U.S. government, certain U.S. government agencies or certain government sponsored corporations or organizations or by certain private, non-government corporations, such as banks and other financial institutions. Two principal types of mortgage-backed securities are collateralized mortgage obligations (CMOs) and real estate mortgage investment conduits (REMICs).

CMOs are debt securities issued by the entities listed above. The payment of interest on the debt securities depends upon the scheduled payments on the underlying mortgages and, thus, the CMOs are said to be "collateralized" by the pool of mortgages. CMOs are issued in a number of classes or series with different maturities. The classes or series are paid off completely in sequence as the underlying mortgages are repaid. Certain of these securities may have variable interest rates which adjust as interest rates in the securities market generally rise or fall. Other CMOs may be stripped, which means that only the principal or interest feature of the underlying security is passed through to the Fund.

REMICs, which were authorized under certain tax laws, are private entities formed for the purpose of holding a fixed pool of mortgages. The mortgages are backed by an interest in real property. REMICs are similar to CMOs in that they issue multiple classes of securities.

CMOs and REMICs issued by private entities are not government securities and are not directly guaranteed by any government agency. They are secured by the underlying collateral of the private issuer. Certain of these private-backed securities are 100% collateralized at the time of issuance by securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.

DISTRESSED MORTGAGE OBLIGATIONS. The Fund also may invest directly in distressed mortgage obligations. A direct investment in a distressed mortgage obligation involves the purchase by the Fund of a lender's interest in a mortgage granted to a borrower, where the borrower has experienced difficulty in making its mortgage payments, or for which it appears likely that the borrower will experience difficulty in making its mortgage payments. As is typical with mortgage obligations, payment of the loan is secured by the real estate underlying the loan. By purchasing the distressed mortgage obligation, the Fund steps into the shoes of the lender from a risk point of view.

As distinguished from mortgage-backed securities, which generally represent an interest in a pool of loans backed by real estate, investing in direct mortgage obligations involves the risks of a single or direct lender. These risks include the ability or inability of a borrower to make its loan payments and the possibility that the borrower will prepay the loan in advance of its scheduled payment time period, curtailing an expected rate and timing of return for the lender. Investments in direct mortgage obligations of distressed borrowers involve substantially greater risks and are highly speculative due to the fact that the borrower's ability to make timely payments has been identified as questionable. Borrowers that are in bankruptcy or restructuring may never pay off their loans, or may pay only a small fraction of the amount owed. If, because of a lack of payment, the real estate underlying the loan is foreclosed, which means that the borrower takes possession of the real estate, the Fund could become part owner of such real estate. As an owner, the Fund would bear any costs associated with owning and disposing of the real estate, and also may encounter difficulties in disposing of the real estate in a timely fashion. In addition, there is no assurance that the Fund would be able profitably to dispose of properties in foreclosure.

REAL ESTATE INVESTMENT TRUST (REIT) INVESTMENTS The Fund's equity investments may include investments in shares issued by REITs. A REIT is a pooled investment vehicle which purchases primarily income-producing real estate or real estate related loans or other real estate related interests. The pooled vehicle, typically a trust, then issues shares whose value and investment performance are dependent upon the investment experience of the underlying real estate-related investments.

The Fund's investments in real estate-related securities are subject to certain risks related to the real estate industry in general. These risks include, among others: changes in general and local economic conditions; possible declines in the value of real estate; the possible lack of availability of money for loans to purchase real estate; overbuilding in particular areas; prolonged vacancies in rental properties; property taxes; changes in tax laws relating to dividends and laws related to the use of real estate in certain areas; costs resulting from the clean-up of, and liability to third parties resulting from, environmental problems; the costs associated with damage to real estate resulting from floods, earthquakes or other material disasters not covered by insurance; and limitations on, and variations in, rents and changes in interest rates.

REPURCHASE AGREEMENTS The Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including waiting for a suitable investment opportunity or taking a defensive position. To earn income on this portion of its assets, the Fund may invest up to 10% of its assets in repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund's custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager or its agent will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund's ability to sell the underlying securities. The Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, I.E., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

RULE 144A SECURITIES In addition to other privately placed unregistered securities, the Fund may invest in unregistered securities which may be sold under Rule 144A of the Securities Act of 1933 (144A securities). 144A securities are restricted, which generally means that a legend has been placed on the share certificates representing the securities which states that the securities were not registered with the SEC when they were initially sold and may not be resold except under certain circumstances. In spite of the legend, certain securities may be sold to other institutional buyers provided that the conditions of Rule 144A are met. In the event that there is an active secondary institutional market for 144A securities, the 144A securities may be treated as liquid. Due to changing markets or other factors, 144A securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the SEC for sale.

SECURITIES OF COMPANIES IN THE FINANCIAL SERVICES INDUSTRY Certain provisions of the federal securities laws permit investment portfolios, including the Fund, to invest in companies engaged in securities-related activities only if certain conditions are met. Purchases of securities of a company that derived 15% or less of gross revenues during its most recent fiscal year from securities-related activities (I.E., broker, dealer, underwriting, or investment advisory activities) are subject only to the same percentage limitations as would apply to any other security the Fund may purchase.

The Fund also may purchase securities (not limited to equity or debt individually) of an issuer that derived more than 15% of its gross revenues in its most recent fiscal year from securities-related activities, if the following conditions are met: (1) immediately after the purchase of any securities issuer's equity and debt securities, the purchase cannot cause more than 5% of the Fund's total assets to be invested in securities of that securities issuer;
(2) immediately after a purchase of equity securities of a securities issuer, the Fund may not own more than 5% of the outstanding securities of that class of the securities issuer's equity securities; and (3) immediately after a purchase of debt securities of a securities issuer, the Fund may not own more than 10% of the outstanding principal amount of the securities issuer's debt securities.

In applying the gross revenue test, an issuer's gross revenues from its own securities-related activities should be combined with its ratable share of the securities-related activities of enterprises of which it owns a 20% or greater voting or equity interest. All of the above percentage limitations are applicable at the time of purchase as well as the issuer's gross revenue test. With respect to warrants, rights, and convertible securities, a determination of compliance with the above limitations must be made as though such warrant, right, or conversion privilege had been exercised.

The following transactions would not be deemed to be an acquisition of securities of a securities-related business: (i) receipt of stock dividends on securities acquired in compliance with the conditions described above; (ii) receipt of securities arising from a stock-for-stock split on securities acquired in compliance with the conditions described above; (iii) exercise of options, warrants, or rights acquired in compliance with the federal securities laws; (iv) conversion of convertible securities acquired in compliance with the conditions described above; and (v) the acquisition of demand features or guarantees (puts) under certain circumstances.


The Fund also is not permitted to acquire any security issued by the manager or any affiliated company (including Franklin Resources, Inc.). The purchase of a general partnership interest in a securities-related business is also prohibited.


In addition, the Fund is generally prohibited from purchasing or otherwise acquiring any security (not limited to equity or debt individually) issued by any insurance company if the Fund and any company controlled by the Fund own in the aggregate or, as a result of the purchase, will own in the aggregate, more than 10% of the total outstanding voting stock of the insurance company. Certain state insurance laws impose similar limitations upon the aggregate holdings of all funds in Franklin Templeton Investments.

SECURITIES OF REORGANIZING COMPANIES AND COMPANIES SUBJECT TO TENDER OR EXCHANGE OFFERS The Fund also seeks to invest in the securities of Reorganizing Companies, or of companies as to which there exist outstanding tender or exchange offers. The Fund may from time to time participate in such tender or exchange offers. A tender offer is an offer by the company itself or by another company or person to purchase a company's securities at a higher (or lower) price than the market value for such securities. An exchange offer is an offer by the company or by another company or person to the holders of the company's securities to exchange those securities for different securities. There are no restrictions limiting the extent to which the Fund may invest in Reorganizing Companies, and the Fund could commit more than 50% of its assets to such investments in response to market cycles. In addition to typical equity and debt investments, the Fund's investments in Reorganizing Companies may include Indebtedness, Participations and Trade Claims, as further described above.


SHORT SALES The Fund may make short sales of securities including "short sales against the box." In a short sale transaction, the Fund sells a security it does not own in anticipation that the market price of that security will decline.

When the Fund makes a short sale, its broker borrows the security to be sold short and the broker-dealer maintains the proceeds of the short sale while the short position is open. The Fund must keep the proceeds account marked to market and must post additional collateral for its obligation to deliver securities to replace the securities that were borrowed and sold short. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.


The Fund's obligation to replace borrowed securities will be secured by collateral deposited with the broker-dealer or the Fund's custodian bank, usually cash, U.S. government securities or other high grade liquid securities similar to those borrowed. The Fund will also be required to deposit similar collateral with its custodian bank to the extent, if any (excluding any proceeds of the short sales) necessary so that the value of both collateral deposits in the aggregate is at all times equal to at least 100% of the current market value of the security sold short.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund's gain is limited to any differential between the replacement price and the price at which it sold the security short, its potential loss is theoretically unlimited. In some circumstances, the Fund may receive the security in connection with a reorganization and, consequently, need not buy the security to be returned to the borrower.

The Fund also may engage in "short sales against the box." In a short sale against the box, at the time of the sale, the Fund owns or has the immediate and unconditional right to acquire the identical security at no additional cost. In replacing the borrowed securities in the transaction, the Fund may either buy securities in the open market or use those in its portfolio. The Fund may sell securities short against the box without limit.

Short sales carry the risk of loss if the price of the security sold short increases after the sale. In this situation, when the Fund replaces the borrowed security by buying the security in the securities markets, the Fund may pay more for the security than it has received from the purchaser in the short sale. The Fund may, however, profit from a change in the value of the security sold short, if the price decreases.


TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of the Fund's assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash or cash equivalents described below. The Fund may also maintain temporary defensive investments while the manager seeks investments that satisfy its investment criteria. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which the Fund normally invests, or the economies of the countries where the Fund invests.


Temporary defensive investments generally may include short-term debt securities such as obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and high quality commercial paper issued by banks or other U.S. and foreign issuers, as well as money market mutual funds. To the extent allowed by exemptions granted under the 1940 Act, and the Fund's other investment policies and restrictions, the manager also may invest the Fund's assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities.


OFFICERS AND TRUSTEES
-------------------------------------------------------------------


The Fund has a board of trustees. Each trustee will serve until that person's successor is elected and qualified. The board has the responsibility for the overall management of the Fund, including general supervision and review of the Fund's investment activities. The board, in turn, elects the officers of the Fund who are responsible for administering the Fund's day-to-day operations. The board also monitors the Fund to ensure that no material conflicts exist among share classes. While none are expected, the board will act appropriately to resolve any material conflict that may arise.

The name, age and address of the officers and board members, as well as their affiliations, positions held with the Fund, and principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.

INDEPENDENT BOARD MEMBERS
-------------------------------------------------------------------------------
                                     NUMBER
                                     OF
                                     PORTFOLIOS
                                     IN FUND
                                     COMPLEX
                       LENGTH        OVERSEEN          OTHER
 NAME, AGE             OF TIME       BY BOARD      DIRECTORSHIPS
AND ADDRESS  POSITION  SERVED        MEMBER*            HELD
-------------------------------------------------------------------------------
Edward I.    Trustee   Since            7               None
Altman,                2003
Ph.D. (63)
51 John F. Kennedy Parkway
Short Hills, NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS: Max L. Heine Professor of Finance and Director of The Credit and Debt Markets Research Program, NYU Salomon Center, Stern School of Business, New York University; editor and author of numerous financial publications; and financial consultant; and FORMERLY, Vice Director, NYU Salomon Center, Stern School of Business, New York University.
-------------------------------------------------------------------------------

Ann Torre     Trustee  Since            7               Independent
Grant (46)             2003                             Director, SLM,
51 John F.                                              Corporation
Kennedy                                                 (Sallie Mae);
Parkway                                                 and Allied
Short Hills,                                            Capital
NJ 07078                                                Corporation
                                                        (financial
                                                        services).

PRINCIPAL OCCUPATION DURING PAST 5 YEARS: Independent strategic and financial consultant; and FORMERLY, Executive Vice President and Chief Financial Officer, NHP Incorporated (manager of multifamily housing) (1995-1997); and Vice President and Treasurer, US Airways, Inc. (until 1995).
-------------------------------------------------------------------------------

Burton J.     Trustee  Since            12              Director,
Greenwald              2003                             Fiduciary
(74)                                                    Emerging Markets
51 John F.                                              Bond Fund PLC
Kennedy                                                 and Fiduciary
Parkway                                                 International
Short Hills,                                            Ireland Limited.
NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Managing Director, B.J. Greenwald Associates, management consultants to the financial services industry.
-------------------------------------------------------------------------------

Bruce A.      Trustee  Since            7               None
MacPherson             2003
(74)
51 John F. Kennedy Parkway
Short Hills, NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Retired, former Chairman, A.A. MacPherson, Inc., Canton, MA
(representative for electrical manufacturers); and part owner
McKinstry Inc., Chicopee, MA (manufacturer of electrical
enclosures).
-------------------------------------------------------------------------------

Fred R.       Trustee  Since            28              None
Millsaps (75)          2003
51 John F.
Kennedy
Parkway
Short Hills,
NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS: Director of various business and nonprofit organizations; manager of personal investments (1978-present); and FORMERLY, Chairman and Chief Executive Officer, Landmark Banking Corporation (1969-1978); Financial Vice President, Florida Power and Light (1965-1969); and Vice President, Federal Reserve Bank of Atlanta (1958-1965).
-------------------------------------------------------------------------------

Charles       Trustee  Since            12              None
Rubens II              2003
(74)
51 John F. Kennedy Parkway
Short Hills, NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Private investor.
-------------------------------------------------------------------------------

Leonard       Trustee  Since            12              None
Rubin (78)             2003
51 John F.
Kennedy
Parkway
Short Hills,
NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Partner in LDR Equities, LLC (manages personal investments);
and FORMERLY, President, F.N.C. Textiles, Inc.; and Chairman of
the Board, Carolace Embroidery Co., Inc. (until 1996).
-------------------------------------------------------------------------------

Robert E.     Trustee  Since            7               Director, El Oro
Wade (58)              2003                             and Exploration
51 John F.                                              Co., p.l.c.,
Kennedy                                                 FORMERLY,
Parkway                                                 Director, El Oro
Short Hills,                                            Mining and
NJ 07078                                                Exploration
                                                        Company, p.l.c
                                                        and The
                                                        Exploration
                                                        Company, p.l.c.,
                                                        (until 2003).

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Practicing attorney.
-------------------------------------------------------------------------------

INTERESTED BOARD MEMBERS AND OFFICERS
-------------------------------------------------------------------------------
                                     NUMBER
                                     OF
                                     PORTFOLIOS
                                     IN FUND
                                     COMPLEX
                       LENGTH        OVERSEEN          OTHER
 NAME, AGE             OF TIME       BY BOARD      DIRECTORSHIPS
AND ADDRESS  POSITION  SERVED        MEMBER*            HELD
-------------------------------------------------------------------------------

**William J.  Trustee   Since 2003      18              None
Lippman (79)
One Parker
Plaza, 9th
Floor
Fort Lee, NJ
07024

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Senior Vice President, Franklin Private Client Group, Inc.;
President, Franklin Advisory Services, LLC.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of two of the
investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

**Anne M.     Trustee    Since 2003     7               Director, Fortune
Tatlock (65)                                            Brands, Inc.
600 Fifth                                               (consumer
Avenue, 7th                                             products) and
Floor                                                   Merck & Co. Inc.
New York, NY                                            (pharmaceuticals)
10020 - 2302

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Chairman and Chief Executive Officer, Fiduciary Trust Company
International; Vice Chairman, Member - Office of the Chairman
and Director, Franklin Resources, Inc.; and officer and/or
director of some of the other subsidiaries of Franklin
Resources, Inc.
-------------------------------------------------------------------------------

**David J.    Trustee,     Since        7               None
Winters (42)  President,   2003
51 John F.    Chairman of
Kennedy       the Board
Parkway       and Chief
Short Hills,  Executive
NJ 07078-2702 Officer -
              Investment
              Management

PRINCIPAL OCCUPATION DURING PAST 5 YEARS: President, Chief Investment Officer, and Chief Executive Officer, Franklin Mutual Advisers, LLC, and officer and/or director, as the case may be, of three of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

Jimmy D.      Senior Vice   Since       Not Applicable          None
Gambill (56)  President     2003
500 East      and Chief
Broward       Executive
Blvd.         Officer
Suite 2100    -Finance and
Fort          Administration
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
President, Franklin Templeton Services, LLC; Senior Vice
President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

David P.      Vice          Since       Not Applicable          None
Goss (57)     President     2003
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources,
Inc.; officer of 51 of the investment companies in Franklin
Templeton Investments; and FORMERLY, President, Chief Executive
Officer and Director, Property Resources Equity Trust (until
1999) and Franklin Select Realty Trust (until 2000).
-------------------------------------------------------------------------------

Barbara J.    Vice         Since     Not Applicable             None
Green (56)    President    2003
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice President, Deputy General Counsel and Secretary, Franklin
Resources, Inc.; Secretary and Senior Vice President, Templeton
Worldwide, Inc.; Secretary, Franklin Advisers, Inc., Franklin
Advisory Services, LLC, Franklin Investment Advisory Services,
Inc., Franklin Mutual Advisers, LLC, Franklin Templeton
Alternative Strategies, Inc., Franklin Templeton Investor
Services, LLC, Franklin Templeton Services, LLC, Franklin
Templeton Distributors, Inc., Templeton Investment Counsel,
LLC, and Templeton/Franklin Investment Services, Inc.; and
officer of some of the other subsidiaries of Franklin
Resources, Inc. and of 51 of the investment companies in
Franklin Templeton Investments; and FORMERLY, Deputy Director,
Division of Investment Management, Executive Assistant and
Senior Advisor to the Chairman, Counselor to the Chairman,
Special Counsel and Attorney Fellow, U.S. Securities and
Exchange Commission (1986-1995); Attorney, Rogers & Wells
(until 1986); and Judicial Clerk, U.S. District Court (District
of Massachusetts) (until 1979).
-------------------------------------------------------------------------------

Michael O.    Vice         Since     Not Applicable             Director, FTI
Magdol (67)   President -  2003                                 Banque, Arch
600 Fifth     AML                                               Chemicals, Inc.
Avenue        Compliance                                        and Lingnan
Rockefeller                                                     Foundation.
Center
New York, NY
10048-0772

PRINCIPAL OCCUPATION DURING PAST 5 YEARS: Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; and officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

Michael       Treasurer    Since     Not Applicable             None
Morantz                    July 2004
(35)
500 East
Broward
Blvd.
Suite 2100
Fort
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS: Vice President, Franklin Templeton Services, LLC, and officer of two of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

Murray L.     Vice         Since     Not Applicable             None
Simpson (67)  President    2003
One Franklin  and
Parkway       Secretary
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Executive Vice President and General Counsel, Franklin
Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc. and of
51 of the investment companies in Franklin Templeton
Investments; and FORMERLY, Chief Executive Officer and Managing
Director, Templeton Franklin Investment Services (Asia) Limited
(until 2000); and Director, Templeton Asset Management Ltd.
(until 1999).
-------------------------------------------------------------------------------

Galen G.      Chief        Since     Not Applicable             None
Vetter (52)   Financial    May 2004
500 East      Officer
Broward
Blvd.
Suite 2100
Fort
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Officer of 51 of the investment companies in Franklin Templeton Investments; Senior Vice President, Franklin Templeton Services, LLC; and FORMERLY, Managing Director of RSM McGladrey, Inc.; and Partner of McGladrey & Pullen, LLP.
-------------------------------------------------------------------------------

*We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.

**William J. Lippman is considered an interested person of Mutual Series under the federal securities laws due to his position as an officer of some of the subsidiaries of Franklin Resources, Inc. (Resources), which is the parent company of Mutual Series' adviser and distributor. Anne M. Tatlock is considered an interested person of Mutual Series under the federal securities laws due to her position as an officer and director of Resources. David J. Winters is considered an interested person of Mutual Series under the federal securities laws due to his position as an officer of Franklin Mutual Advisers, LLC.

Board members who are not interested persons of the Fund or the manager receive $7,500 per year plus $2,000 per board or audit committee meeting attended ($1,000 for a meeting of less than 60 minutes) in the future. Non-interested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds for their services. The following table provides the total fees paid to noninterested board members by other funds within Franklin Templeton Investments.

                                                          NUMBER OF
                                                          BOARDS IN
                                      TOTAL FEES          FRANKLIN
                         TOTAL FEES   RECEIVED FROM       TEMPLETON
                         RECEIVED     FRANKLIN            INVESTMENTS ON
                         FROM THE     TEMPLETON           WHICH EACH
NAME                     FUND/1 ($)   INVESTMENTS/2 ($)   SERVES/3 ($)
-------------------------------------------------------------------------------
Edward I. Altman,          5,766          84,125            2
Ph.D.
-------------------------------------------------------------------------------
Anne Torre Grant           5,766          86,125            2
-------------------------------------------------------------------------------
Burton J. Greenwald        3,759          117,210           4
-------------------------------------------------------------------------------
Andrew H. Hines, Jr./4     1,877         202,225            17
-------------------------------------------------------------------------------
Bruce A. MacPherson        3,761          62,125            2
-------------------------------------------------------------------------------
Fred R. Millsaps           3,761         204,225            17
-------------------------------------------------------------------------------
Charles Rubens II          3,759         107,950            4
-------------------------------------------------------------------------------
Leonard Rubin              3,761         109,210            4
-------------------------------------------------------------------------------
Robert E. Wade             5,768         111,625            2
-------------------------------------------------------------------------------

1. For the fiscal year ended March 31, 2004.
2. For the calendar year ended December 31, 2003.
3. We base the number of boards on the number of U.S. registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.
4. Retired December 31, 2003.

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, and are paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Fund or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Fund on December 31, 2003.

INDEPENDENT BOARD MEMBERS

----------------------------------------------------------------------
                                                    AGGREGATE DOLLAR
                                                    RANGE OF EQUITY
                                                    SECURITIES IN ALL
                                                    FUNDS OVERSEEN BY
                                                    THE BOARD MEMBER IN
                                                    THE FRANKLIN
                        DOLLAR RANGE OF EQUITY      TEMPLETON FUND
NAME OF BOARD MEMBER    SECURITIES IN THE FUND      COMPLEX
----------------------------------------------------------------------
Edward I. Altman          $50,001 - $100,000        Over $100,000
----------------------------------------------------------------------
Ann Torre Grant                  None                $1 - $10,000
----------------------------------------------------------------------
Burton Greenwald          $50,001 - $100,000        Over $100,000
----------------------------------------------------------------------
Bruce A. MacPherson              None                    None
----------------------------------------------------------------------
Fred R. Millsaps            Over $100,000           Over $100,000
----------------------------------------------------------------------
Charles Rubens II           Over $100,000           Over $100,000
----------------------------------------------------------------------
Leonard Rubin             $10,001 - $50,000         Over $100,000
----------------------------------------------------------------------
Robert E. Wade              Over $100,000           Over $100,000
----------------------------------------------------------------------

INTERESTED BOARD MEMBERS

----------------------------------------------------------------------
                                                    AGGREGATE DOLLAR
                                                    RANGE OF EQUITY
                                                    SECURITIES IN ALL
                                                    FUNDS OVERSEEN BY
                                                    THE BOARD MEMBER IN
                                                    THE FRANKLIN
                        DOLLAR RANGE OF EQUITY      TEMPLETON FUND
NAME OF BOARD MEMBER    SECURITIES IN THE FUND      COMPLEX
----------------------------------------------------------------------
William J. Lippman        $10,001 - $50,000         Over $100,000
----------------------------------------------------------------------
Anne M. Tatlock                  None                    None
----------------------------------------------------------------------
David J. Winters            Over $100,000           Over $100,000
----------------------------------------------------------------------

BOARD COMMITTEES The noninterested board members have standing Audit, Nominating and Trustees Compensation and Performance Committees. The Audit Committee is generally responsible for the selection and compensation of the Fund's independent auditors, including evaluating their independence and meeting with such auditors to consider and review matters relating to the Fund's financial reports and internal accounting. The Audit Committee is composed of Edward I. Altman, Ann Torre Grant and Robert E. Wade. The Nominating Committee is responsible for nominating candidates for noninterested board member positions and is composed of Bruce
A. MacPherson, Fred R. Millsaps, Leonard Rubin and Robert E. Wade. The Trustees Compensation and Performance Committee is generally responsible for recommending compensation and meeting fees for noninterested trustees and for evaluating their board performance. The Trustees Compensation and Performance Committee is composed of Edward I. Altman, Ann Torre Grant, Charles Rubens II and Robert E. Wade.

The Nominating Committee sets trustees' fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Fund's address at:

51 John F. Kennedy Parkway
Short Hills, NJ 07078

During the fiscal year ended March 31, 2004, the Audit Committee met eight times; the Nominating Committee met three times.


PROXY VOTING POLICIES AND PROCEDURES
-------------------------------------------------------------------

The board of trustees of the Fund has delegated the authority to develop policies and procedures relating to proxy voting to the Fund's manager, Franklin Mutual Advisers, LLC (Franklin Mutual or the manager). The manager has adopted Proxy Voting Policies and Procedures, in which its administrative duties with respect to voting proxies has been assigned to the Proxy Group within Franklin Templeton Companies, LLC (the Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc.

All proxies received by the Proxy Group will be voted based upon the manager's instructions and/or policies. To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. Although ISS' analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS or any other third party to be determinative of the manager's ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, directors and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. In situations where the manager perceives a material conflict of interest, the manager may: disclose the conflict to the Fund's board of trustees; defer to the voting recommendation of the Fund's board of trustees, ISS or those of another independent third party provider of proxy services; or take such other action in good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.

As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company's management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company's management in any situation where it deems that the ratification of company management's position would adversely affect the investment merits of owning that company's shares.

The Proxy Group is part of the Franklin Templeton Companies, LLC Corporate Legal Department and is overseen by legal counsel. For each shareholder meeting, a member of the Proxy Group will consult with the research analyst that follows the security and will provide the analyst with the meeting notice, agenda, ISS analyses, recommendations, and any other available information. The manager's research analyst and relevant portfolio manager(s) are responsible for making the final voting decision based on their review of the agenda, ISS analysis, their knowledge of the company and any other information readily available. The Proxy Group must obtain voting instructions from the manager's research analyst, relevant portfolio manager(s) and/or legal counsel prior to submitting the vote.

The manager has adopted general proxy voting guidelines that are reviewed periodically by various members of the manager's organization, including portfolio management, legal counsel and the manager's officers, and are subject to change. These guidelines cannot provide an exhaustive list of all the issues that may arise nor can the manager anticipate all future situations.

MANAGER'S PROXY VOTING POLICIES AND PRINCIPLES The following is a summary of the proxy voting positions that the manager has developed based on years of experience with proxy voting and corporate governance issues and reflects what the manager believes to be good corporate governance and responsible behavior:

BOARD OF DIRECTORS. Directors are expected to be competent, accountable and responsive to shareholders. The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against company management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis taking into consideration other factors including the company's corporate governance guidelines and performance.

RATIFICATION OF AUDITORS. In light of several high profile accounting scandals, the manager will closely scrutinize the role and performance of auditors. On a case-by-case basis, the manager will examine proposals relating to non-audit relationships and non-audit fees. The manager will also consider, on a case-by-case basis, proposals to rotate auditors, and will vote against the ratification of auditors when there is clear and compelling evidence of accounting irregularities or negligence.

MANAGEMENT AND DIRECTOR COMPENSATION. A company's equity-based compensation plan should be in alignment with its shareholders' long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable. Among other things, the manager considers the ISS quantitative model utilized to assess such plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment "evergreen" feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose excessive "golden parachutes." The manager will normally support proposals that require a percentage of directors' compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans, and will continue to closely monitor future developments in this area.

ANTI-TAKEOVER MECHANISMS AND RELATED ISSUES. The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. However, as with all proxy issues, a research analyst will conduct an independent review of each anti-takeover proposal. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders' interests. The manager generally supports proposals that require shareholder rights' plans (poison pills) to be subject to a shareholder vote. The manager will closely evaluate shareholder rights plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. In addition, the manager generally opposes any supermajority voting requirements as well as the payment of "greenmail." The manager generally supports "fair price" provisions and confidential voting.

CHANGES TO CAPITAL STRUCTURE. The manager realizes that a company's financing decisions have a significant impact on its shareholders, particularly when they involve the issuance of additional shares in the form of common or preferred stock or the assumption of additional debt. The manager will carefully review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable. The manager will review proposals seeking preemptive rights on a case-by-case basis.

MERGERS AND CORPORATE RESTRUCTURING. Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

SOCIAL AND CORPORATE POLICY ISSUES. As a fiduciary, the manager is primarily concerned about the financial interests of the Fund and its shareholders. The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

GLOBAL CORPORATE GOVERNANCE. The manager is a global manager of investments in countries worldwide. Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region. As experienced global money managers, the manager's analysts are skilled in understanding the complexities of the regions in which they specialize and are trained to analyze proxy issues germane to their regions.

The Proxy Group is fully cognizant of its responsibility to process proxies and maintain proxy records pursuant to SEC rules and regulations. In addition, the manager understands its fiduciary duty to vote Fund proxies and that proxy voting decisions may affect the value of shareholdings. Therefore, the manager will attempt to process every vote it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. In addition, the manager may abstain from voting under certain circumstances or vote against items such as "Other Business" when the manager is not given adequate information from the company.

The Proxy Group is responsible for maintaining the documentation that supports the manager's voting position. The Proxy Group is also responsible for maintaining appropriate proxy voting supporting documentation and records. Such records may include, but are not limited to, a copy of all materials returned to the issuer and/or its agent, the documentation described above, listings of proxies voted by issuer and by client, and any other relevant information. The Proxy Group may use an outside service such as ISS to support this function. All files will be retained for at least five years, the first two of which will be on-site. Shareholders may view the manager's complete proxy voting policies and procedures on-line at www.franklintempleton.com. Alternatively, shareholders may request copies of the Fund's complete proxy voting policies and procedures free of charge by calling the Proxy Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, Attention: Proxy Group. Copies of the Fund's proxy voting records will also be made available on-line at WWW.FRANKLINTEMPLETON.COM and posted on the SEC website at HTTP://WWW.SEC.GOV no later than August 31, 2004 and will reflect the prior 12 months' voting record. In addition, the Proxy Group is responsible for ensuring that the proxy voting policies, procedures and records of the manager are made available as required by law and is responsible for overseeing the filing of such policies, procedures and Fund voting records with the SEC.

INVESTMENT MANAGEMENT AND OTHER SERVICES
-------------------------------------------------------------------

MANAGER AND SERVICES PROVIDED The Fund's manager is Franklin Mutual Advisers, LLC. The manager is an indirect, wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

The manager provides investment research and portfolio management services, and selects the securities for the Fund to buy, hold or sell. The manager also selects the brokers who execute the Fund's portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager's investment activities. To protect the Fund, the manager and its officers, directors and employees are covered by fidelity insurance.


The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of the Fund. Similarly, with respect to the Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by the Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, Federal regulations applicable to FHCs may limit or restrict the Fund's ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.


The Fund, its manager and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for the Fund or that are currently held by the Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Fund, its manager and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the SEC.


MANAGEMENT FEES. The Fund pays the manager a fee for managing the Fund's assets. The fee paid to the manager is comprised of two components. The first component is an annual base fee equal to 1.50% of the Fund's average daily net assets (Fixed Fee). The second component is a performance adjustment that either increases or decreases the base fee, depending on how the Fund's Advisor Class has performed relative to its benchmark, the Bloomberg/EFFAS U.S. Government 3-5 Years Total Return Index (Performance Fee). The maximum performance adjustment upward or downward is 1.00% annually. Depending on the performance of the Fund's Advisor Class, during any fiscal year, the manager may receive as much as 2.50% or as little as 0.50% in management fees. During the first twelve months of the Fund's operations, the management fee will be charged at the base fee of 1.50%, with no performance adjustment.


The fee is computed on a monthly basis for the preceding month (adjusted each month after the first twelve months of the Fund's operations, as described above) and is payable on the first business day of each month according to the terms of the management agreement. Each class of the Fund's shares pays its proportionate share of the fee.

ADMINISTRATIVE SERVICES. Franklin Templeton Services, LLC (FT Services) has an agreement with the Fund to provide certain administrative services and facilities for the Fund. FT Services is an indirect, wholly owned subsidiary of Resources and is an affiliate of the Fund's manager and principal underwriter.

The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

The Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of the Fund's average daily net assets.

SHAREHOLDER SERVICING AGENT. The Fund will reimburse Franklin Templeton Investor Services, LLC (Investor Services) for certain out-of-pocket expenses, which may include payments by Investor Services to entities, including affiliated entities, that provide sub-shareholder services, recordkeeping and/or sub-transfer agency services to beneficial owners of the Fund. The amount of reimbursements for these services will not exceed the fee payable by the Fund to Investor Services in connection with maintaining shareholder accounts.

Investor Services receives a fee for servicing Fund shareholder accounts. The Fund also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Fund.

The Fund also may pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with the Fund in the institution's name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called "Beneficial Owners"); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system (called "Networked Accounts"). In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and Networked Accounts.

CUSTODIAN. Bank of New York, Mutual Funds Division, 100 Church Street, New York, New York 10286, acts as custodian of the Fund's securities and other assets.

AUDITOR. Ernst & Young LLP, 200 Clarendon Street, Boston, MA 02116, is the Fund's independent auditor. The auditor gives an opinion on the financial statements included in the Fund's Annual Report to Shareholders and reviews the Fund's registration statement filed with the SEC.

HOW DOES THE FUND BUY SECURITIES FOR ITS PORTFOLIO?
-------------------------------------------------------------------

The manager selects brokers and dealers to execute the Fund's portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.


When placing a portfolio transaction, the trading department of the manager seeks to obtain "best execution" -- the best combination of high quality transaction execution services, taking into account the services and products to be provided by the broker or dealer, and low relative commission rates with the view of maximizing value for the Fund and its other clients. For most transactions in equity securities, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons within the trading department of the manager responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors. The manager may also place orders to buy and sell equity securities on a principal rather than agency basis if the manager believes that trading on a principal basis will provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may cause the Fund to pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager's overall responsibilities to client accounts over which it exercises investment discretion. The brokerage commissions that are used to acquire services other than brokerage are known as "soft dollars." Research provided can be either proprietary (created and provided by the broker-dealer, including tangible research products as well as access to analysts and traders) or third-party (created by a third party but provided by the broker-dealer). To the extent permitted by applicable law, the manager may use soft dollars to acquire both proprietary and third party research.

The research services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Fund. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place an accurate dollar value on the special execution or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs from many securities firms. The receipt of these products and services do not reduce the manager's research activities in providing investment advise to the Fund.

As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients.


Because Franklin Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Fund tenders portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Fund, any portfolio securities tendered by the Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.


If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the accounts and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Fund.

For the fiscal year ended March 31, 20041, the Fund paid brokerage commissions of $176,988.

For the fiscal year ended March 31, 20041, the Fund paid brokerage commissions of $17,731 from aggregate portfolio transactions of $6,621,919 to brokers who provided research services.

As of March 31, 20041, the Fund did not own securities of its regular broker-dealers.

1. For the period June 1, 2003 to March 31, 2004.


Because the Fund may, from time to time, invest in broker-dealers, it is possible that the Fund will own more than 5% of the voting securities of one or more broker-dealers through whom the Fund places portfolio brokerage transactions. In such circumstances, the broker-dealer would be considered an affiliated person of the Fund. To the extent the Fund places brokerage transactions through such a broker-dealer at a time when the broker-dealer is considered to be an affiliate of the Fund, the Fund will be required to adhere to certain rules relating to the payment of commissions to an affiliated broker-dealer. These rules require the Fund to adhere to procedures adopted by the board to ensure that the commissions paid to such broker-dealers do not exceed what would otherwise be the usual and customary brokerage commissions for similar transactions.


HOW DO I BUY AND EXCHANGE SHARES?


The Fund continuously offers its shares through securities dealers who have an agreement with Franklin Templeton Distributors, Inc. (Distributors). A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Fund may be required by state law to register as securities dealers. If you buy or sell shares through your securities dealer, you may be charged a transaction processing fee by your securities dealer. Your securities dealer will provide you with specific information about any transaction processing fees you will be charged.


All checks, drafts, wires and other payment mediums used to buy or sell shares of the Fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to the Fund we may impose a $10 charge against your account for each returned item.

If you buy shares through the reinvestment of dividends, the shares will be purchased at the net asset value determined on the business day following the dividend record date (sometimes known as the "ex-dividend date"). The processing date for the reinvestment of dividends may vary and does not affect the amount or value of the shares acquired.

INITIAL SALES CHARGES The maximum initial sales charge is 5.75% for Class A and 1% for Class C. There is no initial sales charge for Class B.

The initial sales charge for Class A shares may be reduced for certain large purchases, as described in the prospectus. We offer several ways for you to combine your purchases in Franklin Templeton funds to take advantage of the lower sales charges for large purchases. Franklin Templeton funds include the U.S. registered mutual funds in Franklin Templeton Investments except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.


CUMULATIVE QUANTITY DISCOUNT. For purposes of calculating the sales charge on Class A shares, you may combine the amount of your current purchase with the original cost or the current offering price, whichever is higher, of your existing shares in Franklin Templeton funds. You also may combine the shares of your spouse or legal equivalent under state law, children under the age of 21 or grandchildren under the age of 21. If you are the sole owner of a company, you also may add any company accounts, including retirement plan accounts. Companies with one or more retirement plans may add together the total plan assets invested in Franklin Templeton funds to determine the sales charge that applies.


GROUP PURCHASES. If you are a member of a qualified group, you may buy Class A shares at a reduced sales charge that applies to the group as a whole. The sales charge is based on the combined dollar value of the group members' existing investments, plus the amount of the current purchase.

A qualified group is one that:

o  Was formed at least six months ago,

o  Has a purpose other than buying Fund shares at a discount,

o  Has more than 10 members,

o  Can arrange for meetings between our representatives and group members,

o Agrees to include Franklin Templeton fund sales and other materials in publications and mailings to its members at reduced or no cost to Distributors,

o Agrees to arrange for payroll deduction or other bulk transmission of investments to the Fund, and

o Meets other uniform criteria that allow Distributors to achieve cost savings in distributing shares.

A qualified group generally does not include a 403(b) plan that only allows salary deferral contributions, although any such plan that purchased the Fund's Class A shares at a reduced sales charge under the group purchase privilege before February 1, 1998, may continue to do so.

WAIVERS FOR INVESTMENTS FROM CERTAIN PAYMENTS. Class A shares may be purchased without an initial sales charge or Early Withdrawal Charge by investors who reinvest within 365 days:

o Dividend and capital gain distributions from any Franklin Templeton fund. The distributions generally must be reinvested in the same share class. Certain exceptions apply, however, to Advisor Class or Class Z shareholders of a Franklin Templeton fund who may reinvest their distributions in the Fund's Class A shares.

o Annuity payments received under either an annuity option or from death benefit proceeds, if the annuity contract offers as an investment option the Franklin Templeton Variable Insurance Products Trust. You should contact your tax advisor for information on any tax consequences that may apply.

o Repurchase proceeds from a repurchase of shares of Franklin Floating Rate Trust, if the shares were continuously held for at least 12 months.

   If you immediately placed your repurchase proceeds in a Franklin Bank CD or a Franklin Templeton money fund, you may reinvest them as described above. The proceeds must be reinvested within 365 days from the date the CD matures, including any rollover, or the date you redeem your money fund shares.

o Redemption proceeds from the sale of Class A shares of any of the Templeton Global Strategy Funds if you are a qualified investor.

   If you paid an Contingent Deferred Sales Charge when you redeemed your Class A shares from a Templeton Global Strategy Fund, an Early Withdrawal Charge will apply to your purchase of Fund shares and the Early Withdrawal Charge holding period will begin. We will, however, credit your Fund account with additional shares based on the Contingent Deferred Sales Charge you previously paid and the amount of the redemption proceeds that you reinvest.

   If you immediately placed your redemption proceeds in a Franklin Templeton money fund, you may reinvest them as described above. The proceeds must be reinvested within 365 days from the date they are redeemed from the money fund.

o Distributions from an existing retirement plan invested in Franklin Templeton funds.

WAIVERS FOR CERTAIN INVESTORS. Class A shares also may be purchased without an initial sales charge or Early Withdrawal Charge by various individuals and institutions due to anticipated economies in sales efforts and expenses, including:

o Trust companies and bank trust departments investing assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion. We may accept orders for these accounts by telephone or other means of electronic data transfer directly from the bank or trust company, with payment by federal funds received by the close of business on the next business day following the order.

o Any state or local government or any instrumentality, department, authority or agency thereof that has determined the Fund is a legally permissible investment and that can only buy Fund shares without paying sales charges. Please consult your legal and investment advisors to determine if an investment in the Fund is permissible and suitable for you and the effect, if any, of payments by the Fund on arbitrage rebate calculations.

o Broker-dealers, registered investment advisors or certified financial planners who have entered into an agreement with Distributors for clients participating in comprehensive fee programs

o Qualified registered investment advisors who buy through a broker-dealer or service agent who has entered into an agreement with Distributors

o Registered securities dealers and their affiliates, for their investment accounts only

o Current employees of securities dealers and their affiliates and their family members, as allowed by the internal policies of their employer


o Current and former officers, trustees, directors, full-time employees of Franklin Templeton Investments, and their family members, consistent with our then-current policies

o Current partners of law firms that currently provide legal counsel to the funds, Resources or its affiliates


o  Any investor who is currently a Class Z shareholder of Franklin Mutual
   Series Fund Inc. (Mutual Series), or who is a former Mutual Series Class Z shareholder who had an account in any Mutual Series fund on October 31, 1996, or who sold his or her shares of Mutual Series Class Z within the past 365 days

o Investment companies exchanging shares or selling assets pursuant to a merger, acquisition or exchange offer

o  Accounts managed by Franklin Templeton Investments

o Certain unit investment trusts and their holders reinvesting distributions from the trusts

o Any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code of 1986, as amended

o  Group annuity separate accounts offered to retirement plans

o Chilean retirement plans that meet the requirements described under "Retirement plans" below

In addition, Class C shares may be purchased without an initial sales charge by any investor who buys Class C shares through certain broker dealers. An Early Withdrawal Charge may apply, however, if the shares are sold within 18 months of purchase.


RETIREMENT PLANS. Effective January 1, 2003, (i) individual retirement accounts with investments of $1 million or more, (ii) Employer Sponsored Retirement Plans with assets of $1 million or more, or (iii) investors who open a Franklin Templeton IRA Rollover with less than $1 million from a retirement plan that offered Franklin Templeton funds (except Class C shares) other than a current or former Franklin Templeton employee or as the result of a spousal rollover or a QDRO, are eligible to purchase Class A shares without an initial sales charge.


A "Qualified Retirement Plan" is an employer sponsored pension or profit sharing plan that qualifies under section 401(a) of the Internal Revenue Code, including 401(k), money purchase pension, profit sharing and defined benefit plans.

An "Employer Sponsored Retirement Plan" is a Qualified Retirement Plan, ERISA covered 403(b) and certain non-qualified deferred compensation arrangements that operate in a similar manner to a Qualified Retirement Plan, such as 457 plans and executive deferred compensation arrangements, but not including employer sponsored IRAs.

A "DCS Plan" is an Employer Sponsored Retirement Plan that (i) has contracted for current participant level record keeping with the Defined Contribution Services (DCS) division of Franklin Templeton Investor Services; or (ii) is receiving current DCS services by contracting with the entity identified in DCS promotional material for participant level record keeping related to those DCS services.

Retirement plans that are not Qualified Retirement Plans, SIMPLEs (savings incentive match plans for employees) or SEPs (employer sponsored simplified employee pension plans established under section 408(k) of the Internal Revenue
Code) must meet the group purchase requirements described above to be able to buy Class A shares without an initial sales charge. We may enter into a special arrangement with a securities dealer, based on criteria established by the Fund, to add together certain small Qualified Retirement Plan accounts for the purpose of meeting these requirements.

SALES IN TAIWAN. Under agreements with certain banks in Taiwan, Republic of China, the Fund's shares are available to these banks' trust accounts without a sales charge. The banks may charge service fees to their customers who participate in the trusts. A portion of these service fees may be paid to Distributors or one of its affiliates to help defray expenses of maintaining a service office in Taiwan, including expenses related to local literature fulfillment and communication facilities.

The Fund's Class A shares may be offered to investors in Taiwan through securities advisory firms known locally as Securities Investment Consulting Enterprises. In conformity with local business practices in Taiwan, Class A shares may be offered with the following schedule of sales charges:

SIZE OF PURCHASE - U.S. DOLLARS          SALES CHARGE (%)
------------------------------------------------------------
Under $30,000                            3.0
------------------------------------------------------------
$30,000 but less than $50,000            2.5
------------------------------------------------------------
$50,000 but less than $100,000           2.0
------------------------------------------------------------
$100,000 but less than $200,000          1.5
------------------------------------------------------------
$200,000 but less than $400,000          1.0
------------------------------------------------------------
$400,000 or more                         0
------------------------------------------------------------

DEALER COMPENSATION Securities dealers may at times receive the entire sales charge. A securities dealer who receives 90% or more of the sales charge may be deemed an underwriter under the Securities Act of 1933, as amended. Financial institutions or their affiliated brokers may receive an agency transaction fee in the percentages indicated in the dealer compensation table in the Fund's prospectus.

Distributors may pay the following commissions, out of its own resources, to securities dealers who initiate and are responsible for purchases of Class A shares of $1 million or more: 1% on sales of $1 million to $4 million, plus 0.50% on sales over $4 million to $50 million, plus 0.25% on sales over $50 million.


Distributors or one of its affiliates may pay up to 1% on sales of $1 million to $4 million, plus 0.50% on sales over $4 million to $50 million, plus 0.25% on sales over $50 million, out of its own resources, to securities dealers who initiate and are responsible for purchases of Class A shares without an initial sales charge by DCS Plans and retirement plans for which an affiliate of Distributors serves as trustee or custodian. These payments may be made in the form of contingent advance payments, which may be recovered from the securities dealer or set off against other payments due to the dealer if shares are sold within 18 months of the calendar month of purchase. Other conditions may apply. Other terms and conditions may be imposed by an agreement between Distributors, or one of its affiliates, and the securities dealer.

In addition to the payments above, Distributors and/or its affiliates may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of repurchases; the proportion of a securities dealer's sales and marketing efforts in Franklin Templeton funds; a securities dealer's support of, and participation in, Distributors' marketing programs; a securities dealer's compensation programs for its registered representatives; and the extent of a securities dealer's marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors' resources, from Distributors' retention of underwriting concessions and, in the case of funds that have distribution plans, from payments to Distributors under such plans.


Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by Distributors.


EARLY WITHDRAWAL CHARGE If you invest any amount in Class C shares or $1 million or more in Class A shares, either as a lump sum or through our cumulative quantity discount or letter of intent programs, an Early Withdrawal Charge may apply on any Class A shares you sell within 18 months and any Class C shares you sell within 12 months of purchase. The Early Withdrawal Charge is 1% of the value of the shares sold or the net asset value at the time of purchase, whichever is less. For Employer Sponsored Retirement Plans, the Early Withdrawal Charge would be applied at the plan level based on the plan's initial investment. An Early Withdrawal Charge will not apply to Class A shares purchased by an Employer Sponsored Retirement Plan that is not a DCS Plan and has not contracted with an affiliate of Distributors for plan trustee services.


For Class B shares, there is an Early Withdrawal Charge if you sell your shares within six years, as described in the table below. The charge is based on the value of the shares sold or the net asset value at the time of purchase, whichever is less.


                                THIS % IS DEDUCTED
IF YOU SELL YOUR CLASS B        FROM YOUR PROCEEDS
SHARES WITHIN THIS MANY YEARS   AS AN EARLY
AFTER BUYING THEM               WITHDRAWAL CHARGE
------------------------------------------------------
1 Year                          4
2 Years                         4
3 Years                         3
4 Years                         3
5 Years                         2
6 Years                         1
7 Years                         0

EARLY WITHDRAWAL CHARGE WAIVERS. The Early Withdrawal Charge for any share class generally will be waived for repurchases by the Fund pursuant to a quarterly Repurchase Offer:

o Of Class A shares purchased without an initial sales charge by certain retirement plan accounts if (i) the account was opened before May 1, 1997, or
   (ii) the securities dealer of record received a payment from Distributors of 0.25% or less, or (iii) the securities dealer of record has entered into a supplemental agreement with Distributors

o If the securities dealer of record at the time of purchase waived its commission in connection with the purchase or if Distributors did not pay a prepaid commission

o  Following the death of the shareholder or beneficial owner

o For a DCS Plan or an Employer Sponsored Retirement Plan that has contracted with an affiliate of Distributors for plan trustee services (not applicable to Class B)

o For participant initiated distributions from an Employer Sponsored Retirement Plan or participant initiated exchanges among investment choices offered by an Employer Sponsored Retirement Plan (not applicable to Class B)

o For distributions from individual retirement accounts (IRAs) due to death or disability or upon periodic distributions based on life expectancy (for Class B, this applies to all retirement plan accounts, not only IRAs)

o For returns of excess contributions (and earnings, if applicable) from retirement plan accounts

o For any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code of 1986, as amended.

ADDITIONAL INFORMATION ON EXCHANGING SHARES

As described in "Exchange Privileges" in the prospectus, the ability to exchange shares is subject to certain qualifications. If you request the exchange of the total value of your account, accrued but unpaid income dividends and capital gain distributions will be reinvested in the Fund at the net asset value on the date of the exchange, and then the entire share balance will be exchanged into the new fund. Backup withholding and information reporting may apply. Information regarding the possible tax consequences of an exchange is included in the tax section in this SAI and in the prospectus.

If a substantial number of shareholders should tender their shares in a Repurchase Offer with a request for an exchange, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the Fund's general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with the Fund's investment goal exists immediately. Money initially invested in short-term money market instruments will then be withdrawn and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The tender of shares to complete an exchange will be effected at net asset value as of the close of the New York Stock Exchange (NYSE) on the Repurchase Pricing Date of the Repurchase Offer if the request for exchange is received in proper form prior to the close of the NYSE on the Repurchase Request Deadline. The exchange of shares is subject to certain restrictions. See "Exchange Privileges" in the prospectus.

GENERAL INFORMATION

If dividend checks are returned to the Fund marked "unable to forward" by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or repurchase checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Fund nor its affiliates will be liable for any loss caused by your failure to cash such checks. The Fund is not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.


Clients of financial advisors whose firms have a Selling Agreement with Franklin Templeton Distributors, Inc., and who qualify as top producers may be eligible for the Valued Investor Program which offers enhanced service and transaction capabilities. Please contact Shareholder Services at 1-800/632-2301 for additional information on this program.


SPECIAL SERVICES. There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with the Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to the Fund at a later date. These sub-accounts may be registered either by name or number. The Fund's investment minimums apply to each sub-account. The Fund will send confirmation and account statements for the sub-accounts to the institution.

Certain shareholder servicing agents may be authorized to accept your transaction request.


HOW ARE SHARES VALUED?
-------------------------------------------------------------------


When you buy shares, you pay the "offering price" for the shares. The "offering price" is determined by dividing the net asset value per share (NAV) by an amount equal to 1 minus the sales charge applicable to the purchase (expressed in decimals), calculated to two decimal places using standard rounding criteria. The number of Fund shares you will be issued will equal the amount invested divided by the applicable offering price for those shares, calculated to three decimal places using standard rounding criteria. For example, if the NAV per share is $10.25 and the applicable sales charge for the purchase is 5.75%, the offering price would be calculated as follows: 10.25 divided by 1.00 minus
0.0575 [10.25/0.9425] equals 10.87533, which, when rounded to two decimal points, equals 10.88. The offering price per share would be $10.88.


The value of a mutual fund is determined by deducting the fund's liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

The Fund calculates the NAV per share of each class each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Fund does not calculate the NAV on days the NYSE is closed for trading, which include New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, the Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, the Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. The Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Fund values them according to the broadest and most representative market as determined by the manager.


Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. Pursuant to such procedures, the board has delegated to the manager the responsibility of obtaining information and preparing periodic reports necessary for the board to determine that certain securities for which market quotations are not readily available are valued at fair value. The pricing conventions and methodology used for valuing securities when market quotations are not readily available can be divided into two broad categories. The first category is securities whose prices can be determined using mathematical techniques with reference to the prices of similar or related securities or an index. The other category is those securities that require the manager's appraisal of the value of the security subject to board approval.


The Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option the Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, the Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract's market value.

The Fund determines the value of a foreign security as of the close of trading on the foreign exchange on which the security is traded or as of the close of trading on the NYSE, if that is earlier. The value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the foreign security is valued within the range of the most recent quoted bid and ask prices. Occasionally events that affect the values of foreign securities and foreign exchange rates may occur between the times at which they are determined and the close of the exchange and will, therefore, not be reflected in the computation of the NAV. If events materially affecting the values of these foreign securities occur during this period, the securities will be valued in accordance with procedures established by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, the Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.



ADDITIONAL INFORMATION ON DISTRIBUTIONS AND TAXES
-------------------------------------------------------------------


MULTICLASS DISTRIBUTIONS The Fund calculates income dividends and capital gain distributions the same way for each class. The amount of any income dividends per share will differ, however, generally due to any differences in the distribution and service (Rule 12b-1) fees applicable to the classes.

DISTRIBUTIONS OF NET INVESTMENT INCOME The Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund's net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) the Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates.

DISTRIBUTIONS OF CAPITAL GAINS The Fund may realize capital gains and losses on the sale of its portfolio securities.


Distributions of short-term capital gains are taxable to you as ordinary income. Distributions of long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by the Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Capital gain dividends and any net long-term capital gains you realize from the sale of Fund shares are subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized in calendar year 2008 is further reduced from 5% to 0%.

INVESTMENTS IN FOREIGN SECURITIES The next three paragraphs describe tax considerations that are applicable to the Fund's investments in foreign securities.

EFFECT OF FOREIGN WITHHOLDING TAXES. The Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund's income dividends paid to you.


EFFECT OF FOREIGN DEBT INVESTMENTS AND HEDGING ON DISTRIBUTIONS. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by the Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund's ordinary income otherwise available for distribution to you. THIS TREATMENT COULD INCREASE OR DECREASE THE FUND'S ORDINARY INCOME DISTRIBUTIONS TO YOU, AND MAY CAUSE SOME OR ALL OF THE FUND'S PREVIOUSLY DISTRIBUTED INCOME TO BE CLASSIFIED AS A RETURN OF CAPITAL. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

PFIC SECURITIES. The Fund may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (PFICs). When investing in PFIC securities, the Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends generally will NOT qualify for the reduced rate of taxation on qualified dividends when distributed to you by the Fund.

INFORMATION ON THE AMOUNT AND TAX CHARACTER OF DISTRIBUTIONS The Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualified dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.


ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. To continue to qualify, it must meet certain qualification tests as specified in the Code, including distributing at least 90% of its fiscal year income. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to maintain its qualification as a regulated investment company. If the Fund were no longer qualified, it would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund's earnings and profits.

EXCISE TAX DISTRIBUTION REQUIREMENTS To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

o  98% of its taxable ordinary income earned during the calendar year;

o 98% of its capital gain net income earned during the twelve month period ending October 31; and

o 100% of any undistributed amounts of these categories of income or gain from the prior year.

The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to avoid these federal excise taxes.

SALES OF FUND SHARES A tender of your Fund shares for repurchase or exchange will be a taxable transaction for federal income tax purposes. In general, the transaction will be treated as a sale of your Fund shares, if the repurchase or exchange (a) completely terminates your interest in the Fund, (b) is a distribution that is "substantially disproportionate," or (c) is treated as a distribution that is "not essentially equivalent to a dividend." A complete termination of a shareholder's interest generally requires that the shareholder dispose of all Fund shares directly owned or attributed to him or her. A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholder's proportionate interest in the Fund after all Fund shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his or her proportionate interest. If, however, a tender of less than all of your Fund shares does not qualify for sale or exchange treatment, the proceeds may be treated as a deemed dividend distribution.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders that hold their Fund shares as a capital asset. The individual tax rate on any gain from a tender of your Fund shares for repurchase or exchange will depend on your marginal tax rate and on how long you have owned your Fund shares.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Fund shares may consist in whole or in part, of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Fund shares. There is also a risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

SALES AT A LOSS WITHIN SIX MONTHS OF PURCHASE. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those shares.


DEFERRAL OF BASIS. In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

IF:
o In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge), and

o You sell some or all of your original shares within 90 days of their purchase, and

o You reinvest the sales proceeds in the Fund or in another Franklin Templeton fund, and the sales charge that would otherwise apply is reduced or eliminated;

THEN: In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

WASH SALES. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.


BACKUP WITHHOLDING By law, the Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

o  provide your correct social security or taxpayer identification number,
o  certify that this number is correct,
o  certify that you are not subject to backup withholding, and
o  certify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.

U.S. GOVERNMENT SECURITIES The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae and Fannie Mae securities), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

QUALIFIED DIVIDENDS For individual shareholders, a portion of the dividends paid by the Fund may be qualified dividend income eligible for taxation at the 15% long-term capital gain rate (5% for individuals in the 10% and 15% federal rate brackets).

Under the 2003 Tax Act, dividends earned on the following income sources will qualify for this treatment:
o  dividends paid by DOMESTIC corporations, and
o  dividends paid by qualified FOREIGN corporations, including:

        - corporations incorporated in a possession of the U.S.,
        - corporations eligible for benefits of a comprehensive income tax treaty with the United States that the Treasury Department determines is satisfactory (including an exchange of information program), and
        - corporations whose stock is readily tradable on an established securities market in the United States.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received in calendar year 2008 is further reduced from 5% to 0%.

Dividends from corporations exempt from tax, dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs), and dividends paid from interest earned by the Fund on debt securities generally will not qualify for this favorable tax treatment.

Both the Fund and the investor must meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, the Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend. Similarly, investors must hold their Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. The ex-dividend date is the first date following the declaration of a dividend on which the purchaser of stock is not entitled to receive the dividend payment. When counting the number of days you held your Fund shares, include the day you sold your shares but not the day you acquired these shares.

While the income received in the form of a qualified dividend is taxed at the same rates as long-term capital gains, such income will not be considered as a long-term capital gain for other federal income tax purposes. For example, you will not be allowed to offset your long-term capital losses against qualified dividend income on your federal income tax return. Any qualified dividend income that you elect to be taxed at these reduced rates also cannot be used as investment income in determining your allowable investment interest expense. For other limitations on the amount of or use of qualified dividend income on your income tax return, please contact your personal tax advisor.

After the close of its fiscal year, the Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income taxable at reduced rates. If 95% or more of the Fund's income is from qualified sources, it will be allowed to designate 100% of its ordinary income distributions as qualified dividend income. This designation rule may have the effect of converting small amounts of ordinary income or net short-term capital gains, that otherwise would be taxable as ordinary income, into qualified dividend income eligible for taxation at reduced rates.

SUNSETTING OF PROVISIONS. The special provisions dealing with qualified dividend income and the reduced rate of taxation of long-term capital gains were adopted as part of the 2003 Tax Act, and are scheduled to sunset on December 31, 2008, unless extended or made permanent before that date. If these rules do sunset, the prior rates of taxation of DIVIDENDS (as ordinary income) under the 2001 Tax Act will again apply for 2009 and 2010, and will then sunset and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of the 2001 Tax Act. If the 2003 Tax Act changes do sunset in 2008, the rules on taxation of CAPITAL GAINS that were in effect prior to the 2003 Tax Act, including provisions for the taxation of five-year gains, will again be effective for 2009 and later years.

DIVIDENDS-RECEIVED DEDUCTION FOR CORPORATIONS For corporate shareholders, a portion of the dividends paid by the Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a fund out of income earned on its investments in domestic corporations. Because the income of the Fund is derived from a mix of investments, including investments in foreign securities and investments earning interest rather than dividend income (neither of which qualify for this deduction), it is expected that only a small percentage of its income dividends will be eligible for the corporate dividends-received deduction.


INVESTMENT IN COMPLEX SECURITIES The Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you.
For example,


DERIVATIVES. The Fund is permitted to invest in certain options, futures, forwards or foreign currency contracts. If it makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, the Fund also would be required to mark-to-market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.

SHORT SALES AND SECURITIES LENDING TRANSACTIONS. The Fund's entry into a short sale transaction or an option or other contract could be treated as the "constructive sale" of an "appreciated financial position," causing it to realize gain, but not loss, on the position. Additionally, the Fund's entry into securities lending transactions may cause the replacement income earned on the loaned securities to fall outside of the definition of qualified dividend income. This replacement income generally will not be eligible for reduced rates of taxation on qualified dividend income.


TAX STRADDLES. The Fund's investment in options, futures, forwards, or foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund's risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax "straddle" or to hold a "successor position" that would require any loss realized by it to be deferred for tax purposes.


STRUCTURED INVESTMENTS. The Fund also is permitted to invest in entities organized to restructure the investment characteristics of particular groups of securities. For example, the Fund is permitted to invest in swap contracts that are designed to allow the holder to exchange cash flows on a notional amount of two or more currencies based on the relative value deferential between the currencies. The Fund also could invest in combination transactions consisting of multiple options, futures, and/or currency transactions that contain elements of all of these transactions. These transactions may shift the benefits of ownership of the underlying securities. By investing in these securities, the Fund could be subject to tax consequences that differ from those of an investment in traditional debt or equity securities.

SECURITIES PURCHASED AT DISCOUNT. The Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. The Fund may also invest in distressed mortgage obligations or other debt obligations in or pending default. These obligations may not pay current interest, but may be subject to tax rules that require the Fund to currently accrue income for tax reporting, and then distribute that income to Fund shareholders to meet its fund qualification and excise tax distribution requirements. If it invests in these securities, the Fund could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.


EACH OF THESE INVESTMENTS BY THE FUND IN COMPLEX SECURITIES IS SUBJECT TO SPECIAL TAX RULES THAT COULD AFFECT THE AMOUNT, TIMING AND/OR TAX CHARACTER OF INCOME REALIZED BY THE FUND AND DISTRIBUTED TO YOU.

THE FUND'S UNDERWRITER
-------------------------------------------------------------------

Franklin Templeton Distributors, Inc. (Distributors) acts as the principal underwriter in the continuous public offering of the Fund's shares. Distributors is located at One Franklin Parkway,
San Mateo, CA 94403-1906.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. The Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.


The table below shows the aggregate underwriting commissions Distributors received in connection with the offering of the Fund's shares, the net underwriting discounts and commissions Distributors retained after allowances to dealers, and the amounts Distributors received in connection with redemptions or repurchases of shares for the fiscal year ended March 31, 20041:

                                                 AMOUNT RECEIVED IN
        TOTAL                                    CONNECTION WITH
     COMMISSIONS          AMOUNT RETAINED BY     REDEMPTIONS AND
     RECEIVED ($)          DISTRIBUTORS ($)      REPURCHASES ($)
 --------------------------------------------------------------------
 2004        295,450            55,477                  -

1. For the period June 1, 2003 to March 31, 2004.

Distributors may be entitled to payments from the Fund under the distribution plans, as discussed below. Except as noted, Distributors received no other compensation from the Fund for acting as underwriter.


DISTRIBUTION AND SERVICE FEES The board has adopted a separate distribution plan for each class. Although the plans differ in some ways for each class, each plan is designed to benefit the Fund and its shareholders. The plans are expected to, among other things, increase advertising of the Fund, encourage sales of the Fund and service to its shareholders, and increase or maintain assets of the Fund so that certain fixed expenses may be spread over a broader asset base, resulting in lower per share expense ratios. In addition, a positive cash flow into the Fund is useful in managing the Fund because the manager has more flexibility in taking advantage of new investment opportunities and handling shareholder repurchases.

Under each plan, the Fund pays Distributors or others for the expenses of activities that are primarily intended to sell shares of the class. These expenses also may include service fees paid to securities dealers or others who have executed a servicing agreement with the Fund, Distributors or its affiliates and who provide service or account maintenance to shareholders (service fees); the expenses of printing prospectuses and reports used for sales purposes, and of preparing and distributing sales literature and advertisements; and a prorated portion of Distributors' overhead expenses related to these activities. Together, these expenses, including the service fees, are "eligible expenses." The distribution fees charged to each class are based only on the fees attributable to that particular class.

THE CLASS A, B AND C PLANS. The Fund pays Distributors up to 0.35% per year of Class A's average daily net assets, out of which 0.25% may be paid for services to the shareholders (service fees). The Fund pays Distributors up to 1% per year of Class B and Class C's average daily net assets, out of which 0.25% may be paid for service fees. The Class B and C plans also may be used to pay Distributors for advancing commissions to securities dealers with respect to the initial sale of Class B and C shares. Class B plan fees payable to Distributors are used by Distributors to pay third party financing entities that have provided financing to Distributors in connection with advancing commissions to securities dealers. Resources owns a minority interest in one of the third party financing entities.

The Class A, B and C plans are compensation plans. They allow the Fund to pay a fee to Distributors that may be more than the eligible expenses Distributors has incurred at the time of the payment. Distributors must, however, demonstrate to the board that it has spent or has near-term plans to spend the amount received on eligible expenses. The Fund will not pay more than the maximum amount allowed under the plans.


Under the Class A plan, the amounts paid by the Fund pursuant to the plan for the fiscal year ended March 31, 2004, were:

                                      ($)
----------------------------------------------
Advertising                       919
Printing and mailing              -
prospectuses
  other than to current
shareholders
Payments to underwriters          1,156
Payments to broker-dealers        5,381
Other                             1,257
                                  ------------
Total                             8,713
                                  ------------


Under the Class B plan, the amounts paid by the Fund pursuant to the plan for the fiscal year ended March 31, 2004, were:

                                      ($)
----------------------------------------------
Advertising                       216
Printing and mailing              -
prospectuses
  other than to current
shareholders
Payments to underwriters          202
Payments to broker-dealers        757
Other                             229
                                  ------------
Total                             1,404
                                  ------------


Under the Class C plan, the amounts paid by the Fund pursuant to the plan for the fiscal year ended March 31, 2004, were:

                                      ($)
----------------------------------------------
Advertising                       -
Printing and mailing              -
prospectuses
  other than to current
shareholders
Payments to underwriters          -
Payments to broker-dealers        16,560
Other                             -
                                  ------------
Total                             16,560
                                  ------------



In addition to the payments that Distributors or others are entitled to under each plan, each plan also provides that to the extent the Fund, the manager or Distributors or other parties on behalf of the Fund, the manager or Distributors make payments that are deemed to be for the financing of any activity primarily intended to result in the sale of Fund shares within the context of the distribution plan, then such payments shall be deemed to have been made pursuant to the plan.

To the extent fees are for distribution or marketing functions, as distinguished from administrative servicing or agency transactions, certain banks may not participate in the plans because of applicable federal law prohibiting certain banks from engaging in the distribution of mutual fund shares. These banks, however, are allowed to receive fees under the plans for administrative servicing or for agency transactions.

Distributors must provide written reports to the board at least quarterly on the amounts and purpose of any payment made under the plans and any related agreements, and furnish the board with such other information as the board may reasonably request to enable it to make an informed determination of whether the plans should be continued.

HOW DOES THE FUND MEASURE PERFORMANCE?
-------------------------------------------------------------------

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Fund be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions and average annual total return after taxes on distributions and sale of shares quotations used by the Fund are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Fund to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.


Before November 3, 2003, only a single class of Fund shares was offered without a sales charge and distribution plan expenses. Performance quotations for Class A, B and C shares will be a restatement of the original class to include both the distribution plan fees and the current sales charges applicable to each share class as though in effect from the Fund's inception.

Because the Fund is new, it does not have a full fiscal year of performance.

AVERAGE ANNUAL TOTAL RETURN BEFORE TAXES Average annual total return before taxes is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.


When considering the average annual total return before taxes quotations for Class A and C shares, you should keep in mind that the maximum initial sales charge reflected in each quotation is a one time fee charged on all direct purchases, which will have its greatest impact during the early stages of your investment. This charge will affect actual performance less the longer you retain your investment in the Fund.

The following SEC formula is used to calculate these figures:
                                       n
                                 P(1+T) = ERV

where:

P    =     a hypothetical initial payment of $1,000

T    =     average annual total return

n    =     number of years

ERV  =     ending redeemable value of a hypothetical $1,000
           payment made at the beginning of each period at the end of each period


AVERAGE ANNUAL TOTAL RETURN AFTER TAXES ON DISTRIBUTIONS Average annual total return after taxes on distributions is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions. The calculation assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees, but assumes that the repurchase itself had no tax consequences. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.


Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any repurchases of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Fund's sales literature and advertising commonly refer to this calculation as the Fund's after-tax average annual total return (pre-liquidation). When considering the average annual total return after taxes on distributions quotations for Class A and C shares, you should keep in mind that the maximum initial sales charge reflected in each quotation is a one time fee charged on all direct purchases, which will have its greatest impact during the early stages of your investment. This charge will affect actual performance less the longer you retain your investment in the Fund.

The following SEC formula is used to calculate these figures:
                                       n
                                 P(1+T) = ATV
                                             D
where:

P    =    a hypothetical initial payment of $1,000

T    =    average annual total return (after taxes on distributions)

n    =    number of years

ATV =     ending value of a hypothetical $1,000 payment made at
   D the beginning of each period at the end of each period, after taxes on fund distributions but not after taxes on repurchase.


AVERAGE ANNUAL TOTAL RETURN AFTER TAXES ON DISTRIBUTIONS AND SALE OF FUND SHARES Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.


Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any repurchase of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The capital gain or loss upon repurchase is calculated by subtracting the tax basis from the repurchase proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the repurchase, or adding the tax benefit from capital losses resulting from the repurchase. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (E.G., short-term or long-term) of capital gain or loss upon repurchase is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the repurchase date and in accordance with federal law applicable on the repurchase date. Shareholders are assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the repurchase, so that the taxpayer may deduct the capital losses in full.

The Fund's sales literature and advertising commonly refer to this calculation as the Fund's after-tax average annual total return (post-liquidation). When considering the average annual total return after taxes on distributions quotations for Class A and C shares, you should keep in mind that the maximum initial sales charge reflected in each quotation is a one time fee charged on all direct purchases, which will have its greatest impact during the early stages of your investment. This charge will affect actual performance less the longer you retain your investment in the Fund.

The following SEC formula is used to calculate these figures:
                                      n
                                P(1+T) = ATV
                                            DR
where:

P    =     a hypothetical initial payment of $1,000

T    =     average annual total return (after taxes on distributions and repurchases)

n    =     number of years

ATV  =     ending value of a hypothetical $1,000 payment made at
   DR the beginning of each period at the end of each period, after taxes on fund distributions and repurchase.



CUMULATIVE TOTAL RETURN Like average annual total return, cumulative total return assumes the maximum initial sales charge is deducted from the initial $1,000 purchase, income dividends and capital gain distributions are reinvested at net asset value, the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return. The cumulative total returns for the period of November 3, 2003 through March 31, 2004 was, 12.96%, 15.29% and 18.37%, for
Class A, Class B and Class C respectively.


VOLATILITY Occasionally statistics may be used to show the Fund's volatility or risk. Measures of volatility or risk are generally used to compare the Fund's net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

OTHER PERFORMANCE QUOTATIONS The Fund also may quote the performance of shares without a sales charge. Sales literature and advertising may quote a cumulative total return, average annual total return and other measures of performance with the substitution of net asset value for the public offering price.

Sales literature referring to the use of the Fund as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

The Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

COMPARISONS

To help you better evaluate how an investment in the Fund may satisfy your investment goal, advertisements and other materials about the Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

o Dow Jones(R) Composite Average and its component averages - a price-weighted average of 65 stocks. The average is a combination of the Dow Jones Industrial Average (30 blue-chip stocks that are generally leaders in their industry), the Dow Jones Transportation Average (20 transportation stocks), and the Dow Jones Utilities Average (15 utility stocks involved in the production of electrical energy).

o Standard & Poor's(R) 500 Stock Index or its component indices - a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

o The New York Stock Exchange composite or component indices - an unmanaged capitalization-weighted index of all industrial, utilities, transportation and finance stocks listed on the NYSE.


o Dow Jones Wilshire 5000 Total Market Index - measures the performance of all U.S.-headquartered equity securities with readily available price data. Over 5,000 capitalization-weighted security returns are used to adjust the index.


o  Lipper, Inc. - Mutual Fund Performance Analysis and Lipper - Equity
   Fund Performance Analysis - measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.


o Thomson Financial - analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.


o Financial publications: THE WALL STREET JOURNAL, and BUSINESS WEEK, FINANCIAL WORLD, FORBES, FORTUNE, and MONEY magazines - provide performance statistics over specified time periods.

o Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

o STOCKS, BONDS, BILLS, AND INFLATION, published by Ibbotson Associates - historical measure of yield, price, and total return for large and small company stock, long-term government bonds, Treasury bills, and inflation.

o Savings and Loan Historical Interest Rates - as published by the FEDERAL RESERVE H15 REPORT.


o  Historical data supplied by the research departments of CS
   Credit Suisse First Boston LLC, the JPMorgan Chase & Co.,
   Citigroup Global Markets, Merrill Lynch & Co., and Lehman
   Brothers(R).


o Morningstar(R) - information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar's assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

From time to time, advertisements or information for the Fund may include a discussion of certain attributes or benefits to be derived from an investment in the Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare the Fund's performance to the return on CDs or other investments. You should be aware, however, that an investment in the Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in the Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund's portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Fund to calculate its figures. In addition, there can be no assurance that the Fund will continue its performance as compared to these other averages.

MISCELLANEOUS INFORMATION
-------------------------------------------------------------------


The Fund may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Savings Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child's college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Savings Planner leads you through the steps to start a retirement savings program. Of course, an investment in the Fund cannot guarantee that these goals will be met.

The Fund is a member of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin, one of the oldest mutual fund organizations, has managed mutual funds for over 50 years and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has $345 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts. Franklin Templeton Investments offers 104 U.S. based open-end investment companies to the public. The Fund may identify itself by its CUSIP number.


Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. As noted in the prospectus, shares of the Fund are generally sold through securities dealers. Investment representatives of such securities dealers are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the types of risks associated with such investments.


As of July 1, 2004, the principal shareholders of the Fund, beneficial or of record, were:

NAME AND ADDRESS             SHARE CLASS  PERCENTAGE (%)
-------------------------------------------------------
Franklin Advisers, Inc.        Advisor       23.81
One Franklin Parkway
San Mateo, CA 94403-1906

From time to time, the number of Fund shares held in the "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding. To the best knowledge of the Fund, no other person holds beneficially or of record more than 5% of the outstanding shares of any class.

As of June 1, 2004, the officers and board members, as a group, owned of record and beneficially 2% of the Fund's Advisor Class shares and less than 1% of the Fund's other classes. The board members may own shares in other funds in Franklin Templeton Investments.

In the event of disputes involving conflicting claims of ownership or authority to control your shares, the Fund has the right (but has no obligation) to: (i) restrict the shares and require the written agreement of all persons deemed by the Fund to have a potential interest in the shares before executing instructions regarding the shares; or (ii) interplead disputed shares or the proceeds from the court-ordered sale thereof with a court of competent jurisdiction.

Should the Fund be required to defend against joint or multiple shareholders in any action relating to an ownership dispute, you expressly grant the Fund the right to obtain reimbursement for costs and expenses including, but not limited to, attorneys' fees and court costs, by unilaterally redeeming shares from your account.

The Fund may be required (i) pursuant to a validly issued levy, to turn your shares over to a levying officer who may, in turn, sell your shares at a public sale; or(ii) pursuant to a final order of forfeiture to sell your shares and remit the proceeds to the U.S. or state government as directed.



DESCRIPTION OF RATINGS
-------------------------------------------------------------------

CORPORATE BOND RATINGS

MOODY'S INVESTORS SERVICE (MOODY'S)

INVESTMENT GRADE

Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

STANDARD & POOR'S RATINGS GROUP (S&P(R))

INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


SHORT-TERM DEBT & COMMERCIAL PAPER RATINGS

MOODY'S

Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P's ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.













FRANKLIN MUTUAL RECOVERY FUND


ADVISOR CLASS

STATEMENT OF ADDITIONAL INFORMATION
August 1, 2004


[Insert Franklin Templeton Investments logo]


P.O. BOX 997151, SACRAMENTO, CA 95899-9983 1-800/DIAL BEN(R)

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to the information in the Fund's prospectus. The Fund's prospectus, dated August 1, 2004, which we may amend from time to time, contains the basic information you should know before investing in the Fund. You should read this SAI together with the Fund's prospectus.

The audited financial statements and auditor's report in the Fund's Annual Report to Shareholders, for the fiscal year ended March 31, 2004, are incorporated by reference (are legally a part of this SAI).

For a free copy of the current prospectus or annual report, contact your investment representative or call 1-800/DIAL BEN(R) (1-800/342-5236).

Table of Contents

Goal, Strategies and Risks .................................2

Officers and Trustees   ....................................17

Proxy Voting Policies and Procedures........................21

Investment Management
 and Other Services ........................................24

How Does the Fund Buy
 Securities for Its Portfolio? .............................25

How Do I Buy
 and Exchange Shares? ......................................26

How Are Shares Valued? .....................................27

Additional Information
 on Distributions and Taxes ................................28

The Fund's Underwriter .....................................32

How Does the Fund
 Measure Performance? ......................................32

Miscellaneous Information ..................................35

Description of Ratings......................................36





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Investment company shares, annuities, and other investment
products:

o are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S.
    government;

o are not deposits or obligations of, or guaranteed or endorsed by, any bank;

o   are subject to investment risks, including the possible loss of principal.
-------------------------------------------------------------------

GOAL, STRATEGIES AND RISKS

Generally, the policies and restrictions discussed in this SAI and in the prospectus apply when the Fund makes an investment. In most cases, the Fund is not required to sell a security when subsequent circumstances change and the security no longer meets one or more of the Fund's policies or restrictions. If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

If a bankruptcy or other extraordinary event occurs concerning a particular security the Fund owns, the Fund may receive stock, real estate or other investments that the Fund would not, or could not, buy. If this happens, the Fund intends to sell such investments as soon as practicable while trying to maximize the return to shareholders.

The Fund has adopted certain restrictions as fundamental policies. A fundamental policy may only be changed if the change is approved by either (i) more than 50% of the Fund's outstanding shares or (ii) 67% or more of the Fund's shares present at a shareholder meeting if more than 50% of the Fund's outstanding shares are represented at the meeting in person or by proxy, whichever is less.

FUNDAMENTAL INVESTMENT POLICIES

The Fund's investment goal is capital appreciation.

The Fund will make regular Repurchase Offers for a percentage of the Fund's outstanding shares.

The Fund may not:

1. Purchase or sell commodities as defined in the Commodity Exchange Act, as amended, and the rules and regulations thereunder, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities.

2. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.


3. Make loans to other persons except (a) through the lending of its portfolio securities, (b) through the purchase of debt obligations, loan participations and/or engaging in direct corporate loans in accordance with its investment objectives and policies, and (c) to the extent the entry into a repurchase agreement is deemed to be a loan. The Fund may also make loans to other investment companies to the extent permitted by the Investment Company Act of 1940, as amended (1940 Act) or any exemptions therefrom which may be granted by the Securities and Exchange Commission (SEC).


4. Act as an underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under applicable securities laws.


5. Borrow money or issue senior securities, except to the extent permitted by the 1940 Act, or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.


INVESTMENTS, TECHNIQUES, STRATEGIES AND THEIR RISKS

The value of your shares will increase as the value of the securities owned by the Fund increases and will decrease as the value of the Fund's investments decrease. In this way, you participate in any change in the value of the securities owned by the Fund. In addition to the factors that affect the value of any particular security that the Fund owns, the value of the Fund's shares may also change with movements in the stock and bond markets as a whole.


The Fund may invest in equity securities, debt securities and securities convertible, exchangeable for, or expected to be exchanged into common stock (including convertible preferred and convertible debt securities [convertible securities]). There are no limitations on the percentage of the Fund's assets that may be invested in equity securities, debt securities, convertible securities or cash equivalent investments. The Fund reserves freedom of action to invest in these securities in such proportions as the manager deems advisable. In addition, the Fund also may invest in restricted debt and equity securities, in foreign securities, and in other investment company securities.

The general investment policy of the Fund is to invest in securities if, in the opinion of the manager, they are available at prices less than their intrinsic value in the case of long positions and more than their intrinsic value in the case of short positions, as determined by the manager after careful analysis and research, taking into account, among other factors, the relationship of book value to market value of the securities, cash flow, and multiples of earnings.. The relationship of a security's "book value to market value" is an analysis of the difference between the price at which a security is trading in the market, as compared to the value of that security based upon an analysis of the company's assets and liabilities as reflected in the company's financial statements. Cash flow analysis considers the inflow and outflow of money into and out of a company. The manager examines each security separately and does not apply these factors according to any predetermined formula. The manager has not established guidelines as to the size of an issuer, its earnings or the industry in which it operates in order for a security to be excluded as unsuitable for purchase by the Fund.

The Fund may invest in any industry although it does not currently plan to concentrate its investments in any industry.

The Fund may invest extensively in private or public securities of companies that are in, have been in or are about to enter bankruptcy or are otherwise experiencing severe financial and/or operational difficulties. The Fund may invest in securities that are traded on U.S. or foreign securities exchanges, the National Association of Securities Dealers Automated Quotation System (Nasdaq) national market system or in any domestic or foreign over-the-counter
(OTC) market. U.S. or foreign securities exchanges typically represent the primary trading market for U.S. and foreign securities. A securities exchange brings together buyers and sellers of the same securities. The Nasdaq national market system also brings together buyers and sellers of the same securities through an electronic medium which facilitates a sale and purchase of the security. Many companies whose securities are traded on the Nasdaq national market system are smaller than the companies whose securities are traded on a securities exchange. The OTC market refers to all other avenues whereby brokers bring together buyers and sellers of securities.


The following is a description of the various types of securities the Fund may buy and techniques it may use.

BORROWING While the Fund is permitted to borrow under certain circumstances, as described in "Goal, Strategies and Risks - Fundamental Investment Policies" above, under no circumstances will the Fund make additional investments while any amounts borrowed exceed 33 1/3% of the Fund's total assets.

CASH EQUIVALENT INVESTMENTS are investments in certain types of short-term debt securities. When making a cash equivalent investment the Fund expects to earn interest at prevailing market rates on the amount invested and there is little risk of loss of the original amount invested. The Fund's cash equivalent investments are typically made in obligations issued or guaranteed by the U.S. or other governments, their agencies or instrumentalities and in high-quality commercial paper. Commercial paper consists of short-term debt securities which carry fixed or floating interest rates. A fixed interest rate means that interest is paid on the investment at the same rate for the life of the security. A floating interest rate means that the interest rate varies as interest rates on newly issued securities in the marketplace vary.


CONVERTIBLE SECURITIES are debt securities, or in some cases preferred stock, that have the additional feature of converting into, exchanging or expecting to be exchanged for, common stock of a company after certain periods of time or under certain circumstances. Holders of convertible securities gain the benefits of being a debt holder or preferred stockholder and receiving regular interest payments, in the case of debt securities, or higher dividends, in the case of preferred stock, with the possibility of becoming a common stockholder in the future. A convertible security's value normally reflects changes in the company's underlying common stock value.


DEBT SECURITIES are securities issued by a company that represent a loan of money by the purchaser of the securities to the company. A debt security has a fixed payment schedule which obligates the company to pay interest to the lender and to return the lender's money over a certain time period. A company typically meets its payment obligations associated with its outstanding debt securities before it declares and pays any dividends to holders of its equity securities. While debt securities are used as an investment to produce income to an investor as a result of the fixed payment schedule, debt securities also may increase or decrease in value depending upon factors such as interest rate movements and the future prospects of the issuer.


The Fund may invest in a variety of debt securities, including bonds and notes issued by domestic or foreign corporations and the U.S. or foreign governments and their agencies and instrumentalities. Bonds and notes differ in the length of the issuer's repayment schedule. Bonds typically have a longer payment schedule than notes. Typically, debt securities with a shorter repayment schedule pay interest at a lower rate than debt securities with a longer repayment schedule.

The debt securities which the Fund may purchase may either be unrated, or rated in any rating category established by one or more independent rating organizations, such as Standard & Poor's Ratings Group (S&P(R)) or Moody's Investors Service (Moody's). Securities are given ratings by independent rating organizations, which grade the company issuing the securities based upon its financial soundness. The Fund may invest in securities that are rated in the medium to lowest rating categories by S&P rating organizations, such as S&P and Moody's. Generally, lower rated and unrated debt securities are riskier investments. Debt securities rated BB or lower by S&P or Moody's are considered to be high yield, high risk debt securities, commonly known as "junk bonds." The lowest rating category established by Moody's is "C" and by S&P is "D." Debt securities with a D rating are in default as to the payment of principal and interest, which means that the issuer does not have the financial soundness to meet its interest payments or its repayment schedule to security holders.

The Fund generally will invest in debt securities under circumstances similar to those under which it will invest in equity securities; namely, when, in the manager's opinion, such debt securities are available at prices less than their intrinsic value. Investing in fixed-income securities under these circumstances may lead to the potential for capital appreciation. Consequently, when investing in debt securities, a debt security's rating is given less emphasis in the manager's investment decision-making process. The Fund typically invests in debt securities issued by domestic or foreign companies (i) which are in or likely to enter into bankruptcy (Reorganizing Companies), and (ii) that are involved in mergers, acquisitions, consolidations, liquidations, spinoffs, reorganizations or financial restructurings, because such securities often are available at less than what the manager believes are their intrinsic value. Debt securities of such companies typically are unrated, lower rated, in default or close to default. While posing a greater risk than higher rated securities with respect to payment of interest and repayment of principal at the price at which the debt security was originally issued, the Fund generally purchases these debt securities at discounts to the original principal amount. Such debt typically ranks senior to the equity securities of Reorganizing Companies and may offer the potential for capital appreciation and additional investment opportunities.

MEDIUM AND LOWER RATED CORPORATE DEBT SECURITIES. The Fund invests in securities of distressed issuers when the intrinsic value of such securities, in the opinion of the manager, warrants such investment. The Fund may invest in securities that are rated in the medium to lowest rating categories by S&P and Moody's, some of which may be so-called "junk bonds." Corporate debt securities rated Baa are regarded by Moody's as being neither highly protected nor poorly secured. Interest payments and principal security appear adequate to Moody's for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities are regarded by Moody's as lacking outstanding investment characteristics and having speculative characteristics. Corporate debt securities rated BBB are regarded by S&P as having adequate capacity to pay interest and repay principal. Such securities are regarded by S&P as normally exhibiting adequate protection parameters, although adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this rating category than in higher rated categories. Companies issuing lower rated higher yielding debt securities are not as strong financially as those with higher credit ratings. These companies are more likely to encounter financial difficulties and are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, that could prevent them from making interest and principal payments. If an issuer is not paying or stops paying interest and/or principal on its securities, payments on the securities may never resume.


Corporate debt securities that are rated B are regarded by Moody's as generally lacking characteristics of the desirable investment. In Moody's view, assurance of interest and principal payments or of maintenance of other terms of the security over any long period of time may be small. Corporate debt securities rated BB, B, CCC, CC and C are regarded by S&P on balance as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. In S&P's view, although such securities likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. BB and B are regarded by S&P as indicating the two lowest degrees of speculation in this group of ratings. Securities rated D by S&P or C by Moody's are in default and are not currently performing.

The Fund also will invest in unrated securities. The Fund will rely on the manager's judgment, analysis and experience in evaluating such debt securities. In this evaluation, the manager will take into consideration, among other things, the issuer's financial resources, its sensitivity to economic conditions and trends, its operating history, the quality of the issuer's management and regulatory matters as well as the price of the security. The manager also may consider, although it does not rely primarily on, the credit ratings of Moody's and S&P in evaluating lower rated corporate debt securities. Such ratings evaluate only the safety of principal and interest payments, not market value risk. Additionally, because the creditworthiness of an issuer may change more rapidly than is able to be timely reflected in changes in credit ratings, the manager monitors the issuers of corporate debt securities held in the Fund's portfolio. The credit rating assigned to a security is a factor considered by the manager in selecting a security for the Fund, but the manager's opinion of the intrinsic value in comparison to market price and the manager's analysis of the fundamental values underlying the issuer are generally of greater significance. Because of the nature of medium and lower rated corporate debt securities, achievement by the Fund of its investment goal when investing in such securities is dependent on the credit analysis of the manager. If the Fund purchased primarily higher rated debt securities, risks of further deterioration in market price would be substantially reduced. However, investing primarily in such higher rated debt securities would be unlikely to achieve the Fund's investment goal of capital appreciation.

A general economic downturn or a significant increase in interest rates could severely disrupt the market for medium and lower grade corporate debt securities and adversely affect the market value of such securities. In addition, in such circumstances, the ability of issuers of medium and lower grade corporate debt securities to repay principal and to pay interest, to meet projected business goals and to obtain additional financing may be adversely affected. Such consequences could lead to an increased incidence of default for such securities and adversely affect the value of the corporate debt securities in the Fund's portfolio. The secondary market prices of medium and lower grade corporate debt securities are less sensitive to changes in interest rates than are higher rated debt securities, but are more sensitive to adverse economic changes or individual corporate developments. Securities in default are relatively unaffected by such events or by changes in prevailing interest rates. Adverse publicity and investor perceptions, whether or not based on rational analysis, also may affect the value and liquidity of medium and lower grade corporate debt securities, although such factors also present investment opportunities when prices fall below what are believed to be intrinsic values. Yields on debt securities in the Fund's portfolio that are interest rate sensitive can be expected to fluctuate over time.

In addition, periods of economic uncertainty and changes in interest rates can be expected to result in increased volatility of market price of any medium to lower grade corporate debt securities in the Fund's portfolio and thus could have an effect on the net asset value of the Fund if other types of securities did not show offsetting changes in values. The prices of high yield and distressed debt securities fluctuate more than higher-rated debt. Prices are often closely linked with the company's stock prices and typically rise and fall in response to factors that affect stock prices. In addition, the entire high yield and distressed debt securities market can experience sudden and sharp price swings due to changes in economic conditions, stock market activity, large sustained sales by major investors, a high-profile default, or other factors. High yield and distressed debt securities are also generally less liquid than higher-rated bonds. Many of these securities do not trade frequently, and when they do trade their prices may be significantly higher or lower than previously quoted market prices. At times, it may be difficult to sell these securities promptly at an acceptable price, which may limit the Fund's ability to sell securities in response to specific economic events or to repurchase shares tendered during a Repurchase Offer. The secondary market value of corporate debt securities structured as zero coupon securities or payment in kind securities may be more volatile in response to changes in interest rates than debt securities which pay interest periodically in cash. Because such securities do not pay current interest, but rather, income is accreted, to the extent that the Fund is required to distribute such accreted income, there is the risk that the Fund would not have available cash to distribute to such income, and it could be required to dispose of portfolio securities that it otherwise would not. Such disposition could be at a disadvantageous price. Failure to satisfy distribution requirements could result in the Fund failing to qualify as a pass-through entity under the Internal Revenue Code. Investment in such securities also involves certain other tax considerations.

To the extent that the Fund purchases illiquid corporate debt securities or securities which are restricted as to resale, the Fund may incur additional risks and costs. Illiquid and restricted securities may be particularly difficult to value and their disposition may require greater effort and expense than more liquid securities. Also, the Fund may incur costs in connection with the registration of restricted securities in order to dispose of such securities, although under Rule 144A of the Securities Act of 1933 certain securities may be determined to be liquid pursuant to procedures adopted by the board under applicable guidelines.

DEPOSITARY RECEIPTS The Fund may invest in securities commonly known as American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or Global Depositary Receipts (GDRs) of non-U.S. issuers. Such depositary receipts are interests in a pool of a non-U.S. company's securities which have been deposited with a bank or trust company. The bank or trust company then sells interests in the pool to investors in the form of depositary receipts. Depositary receipts can be unsponsored or sponsored by the issuer of the underlying securities or by the issuing bank or trust company. ADRs are certificates issued by a U.S. bank or trust company and represent the right to receive securities of a foreign issuer deposited in a domestic bank or foreign branch of a U.S. bank and traded on a U.S. exchange or in an over-the-counter market. EDRs are receipts issued in Europe generally by a non-U.S. bank or trust company that evidence ownership of non-U.S. or domestic securities. Generally, ADRs are in registered form and EDRs are in bearer form. There are no fees imposed on the purchase or sale of ADRs or EDRs although the issuing bank or trust company may impose charges for the collection of dividends and the conversion of ADRs and EDRs into the underlying securities. Investment in ADRs may have certain advantages over direct investment in the underlying non-U.S. securities, since: (i) ADRs are U.S. dollar denominated investments which are often easily transferable and for which market quotations are generally readily available and (ii) issuers whose securities are represented by ADRs are subject to the same auditing, accounting and financial reporting standards as domestic issuers. EDRs and GDRs are not necessarily denominated in the currency of the underlying security.

Depositary receipts of non-U.S. issuers may have certain risks, including trading for a lower price, having less liquidity than their underlying securities and risks relating to the issuing bank or trust company. Holders of unsponsored depositary receipts have a greater risk that receipt of corporate information and proxy disclosure will be untimely, information may be incomplete and costs may be higher.

EQUITY SECURITIES generally entitle the holder to participate in a company's general operating results. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company's success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners also may participate in a company's success or lack of success through increases or decreases in the value of the company's shares as traded in the public trading market for such shares. The public trading market for these shares is typically a stock exchange but also can be a market which arises between broker-dealers seeking buyers and sellers of a particular security. Equity securities generally are either common stock or preferred stock. Preferred stockholders usually receive greater dividends but may receive less appreciation than common stockholders and may have greater voting rights as well.

Smaller companies. The Fund may invest in securities issued by smaller companies. Historically, smaller companies have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller companies to changing economic conditions.

In addition, smaller companies may lack depth of management, be unable to generate funds necessary for growth or development, or be developing or marketing new products or services for which markets are not yet established and may never become established.

FOREIGN SECURITIES The Fund may purchase securities of non-U.S. issuers whose values are quoted and traded in any currency in addition to the U.S. dollar. Such investments involve certain risks not ordinarily associated with investments in securities of U.S. issuers. Such risks include: fluctuations in the value of the currency in which the security is traded or quoted as compared to the U.S. dollar; unpredictable political, social and economic developments in the foreign country where the security is issued or where the issuer of the security is located; the possible imposition by a foreign government of limits on the ability of the Fund to obtain a foreign currency or to convert a foreign currency into U.S. dollars; or the imposition of other foreign laws or restrictions.


Since the Fund may invest in securities issued, traded or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the value of securities in the Fund's portfolio. When deemed advantageous to the Fund, the manager may attempt, from time to time, to reduce such risk, known as "currency risk," by using an investment technique called "hedging," which attempts to reduce or eliminate changes in a security's value resulting from changing currency exchange rates. Hedging is further described below. In addition, in certain countries, the possibility of expropriation of assets, confiscatory taxation, or diplomatic developments could adversely affect investments in those countries. Expropriation of assets refers to the possibility that a country's laws will prohibit the return to the U.S. of any monies which the Fund has invested in the country. Confiscatory taxation refers to the possibility that a foreign country will adopt a tax law which has the effect of requiring the Fund to pay significant amounts, if not all, of the value of the Fund's investment to the foreign country's taxing authority. Diplomatic developments means that because of certain actions occurring within a foreign country, such as significant civil rights violations or because of the United States' actions during a time of crisis in the particular country, all communications and other official governmental relations between the country and the United States could be severed. This could result in the abandonment of any U.S. investors', such as the Fund's, money in the particular country, with no ability to have the money returned to the United States.

There may be less publicly available information about a foreign company than about a U.S. company. Foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to, or as uniform as, those of U.S. issuers. The number of securities traded, and the frequency of such trading, in non-U.S. securities markets, while growing in volume, is for the most part substantially less than in U.S. markets. As a result, securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable U.S. issuers. Transaction costs, the costs associated with buying and selling securities, on non-U.S. securities markets may be higher than in the U.S. There is generally less government supervision and regulation of exchanges, brokers and issuers than there is in the U.S. The Fund's foreign investments may include both voting and non-voting securities, sovereign debt and participations in foreign government deals. The Fund may have greater difficulty taking appropriate legal action with respect to foreign investments in non-U.S. courts than with respect to domestic issuers in U.S. courts.


HEDGING AND INCOME TRANSACTIONS The Fund may use various hedging strategies. Hedging is a technique designed to reduce a potential loss to the Fund as a result of certain economic or market risks, including risks related to fluctuations in interest rates, currency exchange rates between U.S. and foreign securities or between different foreign currencies, and broad or specific market movements. The hedging strategies that the Fund may use are also used by many mutual funds and other institutional investors. When pursuing these hedging strategies, the Fund will primarily engage in forward foreign currency exchange contracts. However, the Fund also may engage in the following currency transactions: currency futures contracts, currency swaps, options on currencies, or options on currency futures. In addition, the Fund may engage in other types of transactions, such as the purchase and sale of exchange-listed and OTC put and call options on securities, equity and fixed-income indices and other financial instruments, and the purchase and sale of financial and other futures contracts and options on futures contracts (collectively, all of the above are called Hedging Transactions).

Some examples of situations in which Hedging Transactions may be used are: (i) to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Fund's portfolio resulting from changes in securities markets or currency exchange rate fluctuations; (ii) to protect the Fund's gains in the value of portfolio securities which have not yet been sold;
(iii) to facilitate the sale of certain securities for investment purposes; and
(iv) as a temporary substitute for purchasing or selling particular securities.


Any combination of Hedging Transactions may be used at any time as determined by the manager. Use of any Hedging Transaction is a function of numerous variables, including market conditions and the manager's expertise in utilizing such techniques. The ability of the Fund to utilize Hedging Transactions successfully cannot be assured. The Fund will comply with applicable regulatory requirements when implementing these strategies, including asset segregation requirements by designating as segregated liquid assets (that are not otherwise encumbered) in an amount equal (as adjusted each business day) to Hedging Transactions positions taken by the Fund on the books of the Fund or at the Fund's custodian bank. See "Coverage of leveraged positions by segregated assets or offsetting positions" below. Hedging Transactions involving futures and options on futures will be purchased, sold or entered into generally for bona fide hedging, risk management or portfolio management purposes.


The various techniques described above as Hedging Transactions also may be used by the Fund for non-hedging purposes. For example, these techniques may be used to produce income to the Fund where the Fund's participation in the transaction involves the payment of a premium to the Fund. The Fund also may use a hedging technique if the manager has a view about the fluctuation of certain indices, currencies or economic or market changes such as a reduction in interest rates. No more than 5% of the Fund's assets will be exposed to risks of such types of instruments when entered into for non-hedging purposes.

Hedging Transactions, whether entered into as a hedge or for gain, have risks associated with them. The three most significant risks associated with Hedging Transactions are: (i) possible default by the other party to the transaction;
(ii) illiquidity; and (iii) to the extent the manager's view as to certain market movements is incorrect, the risk that the use of such Hedging Transactions could result in losses greater than if they had not been used. Use of put and call options may (i) result in losses to the Fund, (ii) force the purchase or sale of portfolio securities at inopportune times or for prices higher than or lower than current market values, (iii) limit the amount of appreciation the Fund can realize on its investments, (iv) increase the cost of holding a security and reduce the returns on securities or (v) cause the Fund to hold a security it might otherwise sell.


Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, these transactions also tend to limit any potential gain which might result from an increase in value of the position taken. As compared to options contracts, futures contracts create greater ongoing potential financial risks to the Fund because the Fund may be required to make ongoing monetary deposits of variation margin with futures brokers to avoid closing out the contracts (as further described in "Futures" below). Losses resulting from the use of Hedging Transactions can reduce net asset value, and possibly income, and such losses can be greater than if the Hedging Transactions had not been utilized. The cost of entering into Hedging Transactions also may reduce the Fund's total return to investors.

When conducted outside the U.S., Hedging Transactions may not be regulated as rigorously as in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of such positions also could be adversely affected by various factors including, but not limited to, the following: (i) other complex foreign, political, legal and economic factors; (ii) lesser availability than in the U.S. of data on which to make trading decisions; (iii) delays in the Fund's ability to act upon economic events occurring in foreign markets during nonbusiness hours in the U.S.; (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S.; and
(v) lower trading volume and liquidity.

Currency transactions. The Fund may from time to time engage in currency transactions with securities dealers, financial institutions or other parties (each a Counterparty and collectively, Counterparties) in order to hedge the value of portfolio holdings denominated in particular currencies against fluctuations in relative value between those currencies and the U.S. dollar. Currency transactions include forward foreign currency exchange contracts, exchange-listed currency futures, exchange-listed and OTC options on currencies, and currency swaps.

A forward foreign currency exchange contract involves a privately negotiated obligation to purchase or sell (with delivery generally required) a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract.

The Fund will limit its dealings in forward foreign currency exchange contracts and other currency transactions such as futures, options, options on futures and currency swaps to either specific transactions or portfolio positions. Transaction hedging is entering into a currency transaction with respect to specific assets or liabilities of the Fund, which will generally arise in connection with the purchase or sale of its portfolio securities or the receipt of income from portfolio securities. Position hedging is entering into a currency transaction with respect to portfolio security positions denominated or generally quoted in that currency.


The Fund will not enter into a transaction to hedge currency exposure if the Fund's exposure, after netting all transactions intended to wholly or partially offset other transactions, is greater than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in, or whose value is based on, that foreign currency or currently convertible into such currency other than with respect to proxy hedging, which is described below.

The Fund also may cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to decline in value relative to other currencies to which the Fund has, or in which the Fund expects to have, portfolio exposure.


To reduce the effect of currency fluctuations on the value of existing or anticipated holdings of portfolio securities, the Fund also may engage in proxy hedging. Proxy hedging is often used when the currency to which the Fund's portfolio is exposed is difficult to hedge or to hedge against the U.S. dollar. Proxy hedging entails entering into a forward contract to sell a currency whose changes in value are generally considered to be linked to a currency or currencies in which some or all of the Fund's portfolio securities are or are expected to be denominated, and to buy U.S. dollars. The amount of the contract would not exceed the value of the Fund's securities denominated in linked currencies. Proxy hedging involves some of the same risks and considerations as other transactions with similar instruments.

Currency transactions are subject to risks different from those of other portfolio transactions. Currency transactions can result in losses to the Fund if the currency being hedged fluctuates in value to a degree, or in a direction, that is not anticipated. Further, there is the risk that the perceived linkage between various currencies may not be present during the particular time that the Fund is engaging in proxy hedging. If the Fund enters into a currency Hedging Transaction, the Fund will comply with the asset segregation requirements described in "Coverage of leveraged positions by segregated assets or offsetting positions" below.

Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These actions could result in losses to the Fund if it is unable to deliver or receive a specified currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring unnecessary transaction costs.

Also, the use of currency transactions could cause the Fund losses due to the inability of foreign securities transactions to be completed. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market which may not always be available. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy.

SWAP AGREEMENTS. Swap agreements are contracts between the Fund and, typically, a brokerage firm, bank or other institutional buyers (swap counterparty) for periods ranging from a few days to more than a year. In a basic swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of value of predetermined investments or instruments (swap transaction). The notional amount is the set dollar or other currency value selected by the parties to use as the basis on which to calculate the obligations that the parties to a swap agreement have agreed to exchange. The parties do not actually invest the notional amount in any investment or instrument. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given investments or at given interest rates. Examples are investments in a particular security, at a particular fixed or variable interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. In some cases, for example, currency swaps, the swap agreement may include the delivery of the entire principal value of one designated currency for the other designated currency.

The Fund will generally enter into swap agreements on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund's obligations (or rights) under a swap agreement on a net basis will generally be the net amount to be paid or received under the agreement based on the relative values of the obligations of each party upon termination of the agreement or at set valuation dates. The Fund will accrue its obligations under a swap agreement daily (offset by any amounts the counterparty owes the Fund). If the swap agreement provides for other than a net basis, the full amount of the Fund's obligations will be accrued on a daily basis. To limit potential leveraging of the Fund's portfolio, the Fund has adopted procedures to cover any accrued but unpaid net or full amounts owed to a swap counterparty by designating, on a daily basis, as segregated, liquid assets (not otherwise encumbered) equal in current market value to such swap amounts owed. Under the procedures, the Fund designates the segregated assets by appropriate notation on the books of the Fund or its custodian. To the extent the Fund enters into swap agreements for good faith hedging purposes and the Fund's swap obligations are fully covered by an offsetting asset or right of the Fund, the obligations will not be subject to the Fund's segregated assets procedures. The manager and the Fund believe that swap agreement obligations that are covered, either by an offsetting asset or right or by the Fund's segregated assets procedures (or a combination thereof), are not senior securities under the 1940 Act and are not subject to the Fund's borrowing restrictions.

The use of swap transactions is a highly specialized activity, which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Whether the Fund will be successful in using swap agreements to achieve its investment objective depends on the ability of the manager correctly to predict which types of investments are likely to produce greater returns. If the manager, in using swap agreements, is incorrect in its forecasts of market values, interest rates, currency exchange rates or other applicable factors, the investment performance of the Fund will be less than its performance would be using other investments.

The risk of loss to the Fund for swap transactions on a net basis depends on which party is obligated to pay the net amount to the other party. If the counterparty is obligated to pay the net amount to the Fund, the risk of loss to the Fund is loss of the entire amount that the Fund is entitled to receive. If the Fund is obligated to pay the net amount, the Fund's risk of loss is limited to that net amount. If the swap agreement involves the exchange of the entire principal value of a security, the entire principal value of that security is subject to the risk that the other party to the swap will default on its contractual delivery obligations.

Because swap agreements may have terms of greater than seven days, they may be illiquid and, therefore, subject to the Fund's limitation on investments in illiquid securities. If a swap transaction is particularly large or if the relevant market is illiquid, the Fund may not be able to establish or liquidate a position at an advantageous time or price, which may result in significant losses. Participants in the swap markets are not required to make continuous markets in the swap contracts they trade. Participants could refuse to quote prices for swap contracts or quote prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. The swap markets have grown substantially in recent years, however, with a large number of banks and investment banking firms acting both as principals and agents, utilizing standardized swap documentation. As a result, the swap markets have become relatively liquid in comparison with markets for other derivative instruments that are traded in the interbank market.

Swap agreements are not traded on exchanges and are not subject to government regulation like exchange markets. As a result, swap participants are not as protected as participants on organized exchanges. Performance of a swap agreement is the responsibility only of the swap counterparty and not of any exchange or clearinghouse. As a result, the Fund is subject to the risk of the inability or refusal to perform such agreement by the counterparty. No limitations on daily price movements or speculative position limits apply to swap transactions. Counterparties may, however, limit the size or duration of positions to the Fund as a consequence of credit considerations. The Fund risks the loss of the accrued but unpaid amount under a swap agreement, which could be substantial, in the event of default by or insolvency or bankruptcy of a swap counterparty. In such an event, the Fund will have contractual remedies pursuant to the swap agreements, but bankruptcy and insolvency laws could affect the Fund's rights as a creditor. If the counterparty's creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses. The manager will approve a counterparty for a swap agreement of the Fund only if the manager deems the counterparty to be creditworthy under the Fund's Counterparty Credit Review Standards, adopted and reviewed annually by the board.

Certain Internal Revenue Service positions may limit the Fund's ability to use swap agreements in a desired tax strategy. It is possible that developments in the swap markets and/or the laws relating to swap agreements, including potential government regulation, could adversely affect the Fund's ability to benefit from using swap agreements, or could have adverse tax consequences.

CURRENCY SWAPS. A currency swap is an agreement between two parties to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. For example, a currency swap may involve the exchange by the Fund with another party of the right to receive a foreign currency (paid from the Fund's investment denominated in the foreign currency) for the right to receive U.S. dollars. Currency swaps sometimes involve the delivery of the entire principal value of one designated currency in exchange for the other designated currency. In such a situation, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The Fund may also enter into currency swaps on a net basis, which means the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund may enter into currency transactions with counterparties which have received (or the guarantors of the obligations of such counterparties have received) a credit rating of A-1 or P-1 by S&P or Moody's, respectively, or that have an equivalent rating from a nationally recognized statistical rating organization (NRSRO) or are determined to be of equivalent credit quality by the manager. Currency swaps are also subject to the limitations and risks described above in the "Currency transactions" section.

OPTIONS. Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many Hedging Transactions involving options require segregation of Fund assets in special accounts, as described below.


A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the seller of the option, the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price. For instance, the Fund's purchase of a put option on a security might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value by giving the Fund the right to sell such instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund's purchase of a call option on a security, financial future, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase such instrument.

An American style put or call option may be exercised at any time during the option period while a European style put or call option may be exercised only upon expiration or during a fixed period prior thereto. The Fund is authorized to purchase and sell exchange-listed options and over-the-counter options (OTC options). Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation (OCC), which guarantees the performance of the obligations of the parties to such options. The discussion below uses the OCC as an example, but the discussion is also applicable to other financial intermediaries.

With certain exceptions, OCC-issued and exchange-listed options generally settle by physical delivery of the underlying security or currency, although in the future cash settlement may become available. Index options and Eurodollar instruments are cash settled for the net amount, if any, by which the option is "in-the-money" (i.e., where the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting option transactions.

The Fund's ability to close out its position as a purchaser or seller of an OCC-issued or exchange-listed put or call option is dependent, in part, upon the liquidity of the option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities, including reaching daily price limits; (iv) interruption of the normal operations of the OCC or an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although outstanding options on that exchange would generally continue to be exercisable in accordance with their terms.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

OTC options are purchased from or sold to Counterparties through a direct bilateral agreement with the Counterparty. In contrast to exchange-listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are negotiated by the parties. The Fund will only sell OTC options (other than OTC currency options) that are subject to a buy-back provision permitting the Fund to require the Counterparty to sell the option back to the Fund at a formula price within seven days. The Fund expects to enter into OTC options that have cash settlement provisions, although they are not required to do so.

Unless the parties provide for it, there is no central clearing or guaranty function in an OTC option. As a result, if the Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, the manager must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty's credit to determine the likelihood that the terms of the OTC option will be satisfied.

The Fund will engage in OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as "primary dealers" or broker-dealers, domestic or foreign banks or other financial institutions which have received (or the guarantors of the obligations of which have received) a short-term credit rating of "A-l" from S&P or "P-l" from Moody's, an equivalent rating from any NRSRO or which the manager determines is of comparable credit quality. The staff of the SEC currently takes the position that OTC options purchased by the Fund, and portfolio securities "covering" the amount of the Fund's obligation pursuant to an OTC option sold by it (the cost of the sell-back plus the in-the-money amount, if any) are illiquid, and are subject to the Fund's limitations on investments in illiquid securities.

If the Fund sells a call option, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against a decrease in the value of the underlying securities or instruments in its portfolio or will increase the Fund's income. The sale of put options also can provide income.

The Fund may purchase and sell call options on securities, including U.S. Treasury and agency securities, mortgage-backed securities, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the over-the-counter markets and on securities indices, currencies and futures contracts. All calls sold by the Fund must be "covered" (i.e., the Fund must own the securities or futures contract subject to the call) or must meet the asset segregation requirements described below as long as the call is outstanding. Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument which it might otherwise have sold.

The Fund may purchase and sell put options on securities, including U.S. Treasury and agency securities, mortgage-backed securities, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments (whether or not it holds the above securities in its portfolio) and on securities indices, currencies and futures contracts. The Fund will not sell put options if, as a result, more than 50% of the Fund's assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon. In selling put options, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price above the market price.

OPTIONS ON SECURITIES INDICES AND OTHER FINANCIAL INDICES. The Fund also may purchase and sell call and put options on securities indices and other financial indices and in so doing can achieve many of the same objectives it would achieve through the sale or purchase of options on individual securities or other instruments. Options on securities indices and other financial indices are similar to options on a security or other instrument except that, instead of settling by physical delivery of the underlying instrument, they settle by cash settlement, i.e., an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an index depends on price movements in the instruments making up the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.


FUTURES. The Fund may enter into financial and other futures contracts or purchase or sell put and call options on such futures as a hedge against anticipated interest rate, currency or equity market changes, for duration management and for risk management purposes. Futures are generally bought and sold, on the commodities exchanges where they are listed, with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument or other commodity called for in the contract at a specific future time for a specified price (or, with respect to index futures and Eurodollar instruments, the net cash amount). Options on futures contracts are similar to options on securities, except that an option on a futures contract gives the purchaser the right in return for the premium paid to enter into a specified futures contract and obligates the seller to deliver such right.

The Fund's use of futures and options on futures will be consistent with applicable regulatory requirements and, in particular, the rules of the Commodity Futures Trading Commission and such transactions will be entered into only for bona fide hedging, risk management (including duration management) or other portfolio management purposes. Typically, maintaining a futures contract or selling an option on a futures contract requires the Fund to deposit with a financial intermediary, as security for its obligations, an amount of cash or other specified assets (initial margin) which initially is typically 1% to 10% of the face amount of the contract (but may be higher in some circumstances). The Fund may be required to deposit additional cash or assets (variation margin) thereafter (or amounts deposited may be returned to the Fund) on a daily basis as the mark-to-market value of the contract fluctuates. The purchase of an option on futures involves payment of a premium for the option without any further obligation on the part of the Fund. If the Fund exercises an option on a futures contract, it will be obligated to post initial margin (and potential subsequent variation margin) for the resulting futures positions just as it would for any position. Futures contracts and options on futures contracts are generally settled by entering into an offsetting transaction, but there can be no assurance that the position can be offset prior to settlement at an advantageous price nor that delivery will occur.


The Fund will only enter into a futures contract or related option (except for closing transactions) if, immediately thereafter, the sum of the amount of its initial margin and premiums on open futures contracts and options thereon would not exceed 5% of the Fund's total current asset value; however, in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation.


COMBINED TRANSACTIONS. The Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward foreign currency exchange contracts) and any combination of futures, options and currency transactions (each individually a Transaction and collectively in combinations of two or more, Combined Transactions), instead of a single Hedging Transaction, as part of a single or combined strategy when, in the opinion of the manager, it is in the best interests of the Fund to do so. A Combined Transaction will usually contain elements of risk that are present in each of its component transactions.


Although Combined Transactions are normally entered into based on the manager's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.


COVERAGE OF LEVERAGED POSITIONS BY SEGREGATED ASSETS OR OFFSETTING POSITIONS. Many Hedging Transactions, in addition to other requirements, require that the Fund segregate liquid assets on the books of the Fund or its custodian bank to the extent Fund obligations are not otherwise "covered" through ownership of the underlying security, financial instrument, currency or an offsetting position. In general, either the full amount of any obligation by the Fund to pay or deliver securities or assets must be covered at all times by the securities, instruments or currency required to be delivered, or, subject to any regulatory restrictions, an amount of cash or liquid securities at least equal to the current amount of the obligation must be segregated on the books of the Fund or its custodian bank. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. For example, a call option written by the Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate liquid securities sufficient to purchase and deliver the securities if the call is exercised. A call option sold by the Fund on an index will require the Fund to own portfolio securities which correlate with the index or to segregate liquid assets equal to the excess of the index value over the exercise price on a current basis. A put option written by the Fund requires the Fund to segregate liquid assets equal to the exercise price.

A currency contract which obligates the Fund to buy or sell currency will generally require the Fund to hold an amount of the currency or liquid securities denominated in that currency equal to the Fund's obligations or to segregate liquid assets equal to the amount of the Fund's obligation. However, the segregation requirement does not apply to currency contracts which are entered into in order to "lock in" the purchase or sale price of a trade in a security denominated in a foreign currency pending settlement within the time customary for such securities.


OTC options entered into by the Fund, including those on securities, currency, financial instruments or indices and OCC-issued and exchange-listed index options will generally provide for cash settlement. As a result, when the Fund sells these instruments it will only segregate an amount of assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount. These amounts will equal 100% of the exercise price in the case of a noncash settled put, the same as an OCC guaranteed listed option sold by the Fund, or the in-the-money amount plus any sell-back formula amount in the case of a cash-settled put or call. In addition, when the Fund sells a call option on an index at a time when the in-the-money amount exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess. OCC-issued and exchange-listed options sold by the Fund other than those above generally settle with physical delivery, or with an election of either physical delivery or cash settlement, and the Fund will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery, or with an election of either physical delivery or cash settlement, will be treated the same as other options settling with physical delivery.

In the case of a futures contract or an option thereon, the Fund must deposit initial margin and possible daily variation margin in addition to segregating assets sufficient to meet its obligation to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. Such assets may consist of cash, cash equivalents, liquid debt or equity securities or other acceptable assets.

Hedging Transactions may be covered by other means when consistent with applicable regulatory policies. The Fund also may enter into offsetting transactions so that a combined position, coupled with any segregated assets, equals its net outstanding obligation in related options and Hedging Transactions. For example, the Fund could purchase a put option if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund. Moreover, instead of segregating assets, if the Fund held a futures or forward contract, it could purchase a put option on the same futures or forward contract with a strike price as high or higher than the price of the contract held. Other Hedging Transactions also may be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction, no segregation is required, but if it terminates prior to such time, assets equal to any remaining obligation would need to be segregated.

ILLIQUID SECURITIES An illiquid security is a security that cannot be sold within seven days in the normal course of business for approximately the amount at which the Fund has valued the security and carries such value on its financial statements. Examples of illiquid securities include most private placements and other restricted securities, and repurchase agreements which terminate more than seven days from their initial purchase date, as further described below. The Fund may invest a substantial portion of its assets in illiquid securities.


INDEBTEDNESS, PARTICIPATIONS AND TRADE CLAIMS From time to time, the Fund may purchase the direct indebtedness of various companies (Indebtedness), or participation interests in Indebtedness (Participations) including Indebtedness and Participations of Reorganizing Companies. Indebtedness can be distinguished from traditional debt securities in that debt securities are part of a large issue of securities to the general public which is typically registered with a securities registration organization, such as the SEC, and which is held by a large group of investors. Indebtedness may not be a security, but rather, may represent a specific commercial loan or portion of a loan which has been given to a company by a financial institution such as a bank or insurance company. The company is typically obligated to repay such commercial loan over a specified time period. By purchasing the Indebtedness of companies, the Fund in effect steps into the shoes of the financial institution which made the loan to the company prior to its restructuring or refinancing. Indebtedness purchased by the Fund may be in the form of loans, notes or bonds. If the loan is secured, the Fund will have a priority claim to the assets of the company ahead of secured creditors and stockholders. The Fund generally makes investments in the types of debt described above, which typically have ceased paying interest, to achieve capital appreciation, rather than to seek income.

The Fund also may purchase trade claims and other similar direct obligations or claims against companies in bankruptcy. Trade claims are generally purchased from creditors of the bankrupt company and typically represent money due to a supplier of goods or services to the company.


The length of time remaining until maturity on the Indebtedness is one factor the manager considers in purchasing a particular Indebtedness. Indebtedness which represents a specific indebtedness of the company to a bank is not considered to be a security issued by the bank selling it. The Fund purchases loans from national and state chartered banks as well as foreign banks. The Fund normally invests in the Indebtedness of a company which has the highest priority in terms of payment by the company, although on occasion lower priority Indebtedness also may be acquired.

Participations represent fractional interests in a company's Indebtedness. The financial institutions which typically make Participations available are banks or insurance companies, governmental institutions, such as the Resolution Trust Corporation, the Federal Deposit Insurance Corporation or the Pension Benefit Guaranty Corporation, or certain organizations such as the World Bank which are known as "supranational organizations." Supranational organizations are entities established or financially supported by the national governments of one or more countries to promote reconstruction or development. The Fund also may purchase trade claims and other direct obligations or claims (Trade Claims) of Reorganizing Companies. Indebtedness, Participations and Trade Claims may be illiquid as described above.


The purchase of Indebtedness or loan participations of a troubled company always involves a risk as to the creditworthiness of the issuer and the possibility that principal invested may be lost. Purchasers of Participations, such as the Fund, must rely on the financial institution issuing or acting as agent with respect to the Participation to assert any rights against the borrower with respect to the underlying Indebtedness. In addition, the Fund takes on the risk as to the creditworthiness of any bank or other financial intermediary issuing the Participation, as well as that of the company issuing the underlying Indebtedness. When the Fund purchases a trade claim, there is no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim.


INVESTMENT COMPANY SECURITIES The Fund may invest from time to time in other investment company securities, subject to applicable law which restricts such investments. Such laws generally restrict the Fund's purchase of another investment company's voting securities to no more than three percent (3%) of the other investment company's securities, no more than five percent (5%) of the Fund's assets in any single investment company's securities and no more than ten percent (10%) of the Fund's assets in all investment company securities.

Investors should recognize that the Fund's purchase of the securities of investment companies results in layering of expenses. This layering may occur because investors in any investment company, such as the Fund, indirectly bear a proportionate share of the expenses of the investment company, including operating costs, and investment advisory and administrative fees.

LOANS OF PORTFOLIO SECURITIES To generate additional income, the Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund's total assets, measured at the time of the most recent loan. For each loan, the borrower must maintain with the Fund's custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. The Fund also continues to receive any distributions paid on the loaned securities. The Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. The Fund will loan its securities only to parties who meet creditworthiness standards approved by the Fund's board of trustees, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

MORTGAGE-BACKED SECURITIES The Fund may invest in securities representing interests in an underlying pool of real estate mortgages (mortgage-backed securities). The mortgage-backed securities which the Fund may purchase may be issued or guaranteed by the U.S. government, certain U.S. government agencies or certain government sponsored corporations or organizations or by certain private, non-government corporations, such as banks and other financial institutions. Two principal types of mortgage-backed securities are collateralized mortgage obligations (CMOs) and real estate mortgage investment conduits (REMICs).

CMOs are debt securities issued by the entities listed above. The payment of interest on the debt securities depends upon the scheduled payments on the underlying mortgages and, thus, the CMOs are said to be "collateralized" by the pool of mortgages. CMOs are issued in a number of classes or series with different maturities. The classes or series are paid off completely in sequence as the underlying mortgages are repaid. Certain of these securities may have variable interest rates which adjust as interest rates in the securities market generally rise or fall. Other CMOs may be stripped, which means that only the principal or interest feature of the underlying security is passed through to the Fund.

REMICs, which were authorized under certain tax laws, are private entities formed for the purpose of holding a fixed pool of mortgages. The mortgages are backed by an interest in real property. REMICs are similar to CMOs in that they issue multiple classes of securities.

CMOs and REMICs issued by private entities are not government securities and are not directly guaranteed by any government agency. They are secured by the underlying collateral of the private issuer. Certain of these private-backed securities are 100% collateralized at the time of issuance by securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.

DISTRESSED MORTGAGE OBLIGATIONS. The Fund also may invest directly in distressed mortgage obligations. A direct investment in a distressed mortgage obligation involves the purchase by the Fund of a lender's interest in a mortgage granted to a borrower, where the borrower has experienced difficulty in making its mortgage payments, or for which it appears likely that the borrower will experience difficulty in making its mortgage payments. As is typical with mortgage obligations, payment of the loan is secured by the real estate underlying the loan. By purchasing the distressed mortgage obligation, the Fund steps into the shoes of the lender from a risk point of view.

As distinguished from mortgage-backed securities, which generally represent an interest in a pool of loans backed by real estate, investing in direct mortgage obligations involves the risks of a single or direct lender. These risks include the ability or inability of a borrower to make its loan payments and the possibility that the borrower will prepay the loan in advance of its scheduled payment time period, curtailing an expected rate and timing of return for the lender. Investments in direct mortgage obligations of distressed borrowers involve substantially greater risks and are highly speculative due to the fact that the borrower's ability to make timely payments has been identified as questionable. Borrowers that are in bankruptcy or restructuring may never pay off their loans, or may pay only a small fraction of the amount owed. If, because of a lack of payment, the real estate underlying the loan is foreclosed, which means that the borrower takes possession of the real estate, the Fund could become part owner of such real estate. As an owner, the Fund would bear any costs associated with owning and disposing of the real estate, and also may encounter difficulties in disposing of the real estate in a timely fashion. In addition, there is no assurance that the Fund would be able profitably to dispose of properties in foreclosure.


REAL ESTATE INVESTMENT TRUST (REIT) INVESTMENTS The Fund's equity investments may include investments in shares issued by REITs. A REIT is a pooled investment vehicle which purchases primarily income-producing real estate or real estate related loans or other real estate related interests. The pooled vehicle, typically a trust, then issues shares whose value and investment performance are dependent upon the investment experience of the underlying real estate-related investments.


The Fund's investments in real estate-related securities are subject to certain risks related to the real estate industry in general. These risks include, among others: changes in general and local economic conditions; possible declines in the value of real estate; the possible lack of availability of money for loans to purchase real estate; overbuilding in particular areas; prolonged vacancies in rental properties; property taxes; changes in tax laws relating to dividends and laws related to the use of real estate in certain areas; costs resulting from the clean-up of, and liability to third parties resulting from, environmental problems; the costs associated with damage to real estate resulting from floods, earthquakes or other material disasters not covered by insurance; and limitations on, and variations in, rents and changes in interest rates.

Repurchase agreements The Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including waiting for a suitable investment opportunity or taking a defensive position. To earn income on this portion of its assets, the Fund may invest up to 10% of its assets in repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund's custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager or its agent will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

REPURCHASE AGREEMENTS may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund's ability to sell the underlying securities. The Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

RULE 144A securities In addition to other privately placed unregistered securities, the Fund may invest in unregistered securities which may be sold under Rule 144A of the Securities Act of 1933 (144A securities). 144A securities are restricted, which generally means that a legend has been placed on the share certificates representing the securities which states that the securities were not registered with the SEC when they were initially sold and may not be resold except under certain circumstances. In spite of the legend, certain securities may be sold to other institutional buyers provided that the conditions of Rule 144A are met. In the event that there is an active secondary institutional market for 144A securities, the 144A securities may be treated as liquid. Due to changing markets or other factors, 144A securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the SEC for sale.

SECURITIES OF COMPANIES IN THE FINANCIAL SERVICES INDUSTRY Certain provisions of the federal securities laws permit investment portfolios, including the Fund, to invest in companies engaged in securities-related activities only if certain conditions are met. Purchases of securities of a company that derived 15% or less of gross revenues during its most recent fiscal year from securities-related activities (i.e., broker, dealer, underwriting, or investment advisory activities) are subject only to the same percentage limitations as would apply to any other security the Fund may purchase.

The Fund also may purchase securities (not limited to equity or debt individually) of an issuer that derived more than 15% of its gross revenues in its most recent fiscal year from securities-related activities, if the following conditions are met: (1) immediately after the purchase of any securities issuer's equity and debt securities, the purchase cannot cause more than 5% of the Fund's total assets to be invested in securities of that securities issuer;
(2) immediately after a purchase of equity securities of a securities issuer, the Fund may not own more than 5% of the outstanding securities of that class of the securities issuer's equity securities; and (3) immediately after a purchase of debt securities of a securities issuer, the Fund may not own more than 10% of the outstanding principal amount of the securities issuer's debt securities.

In applying the gross revenue test, an issuer's gross revenues from its own securities-related activities should be combined with its ratable share of the securities-related activities of enterprises of which it owns a 20% or greater voting or equity interest. All of the above percentage limitations are applicable at the time of purchase as well as the issuer's gross revenue test. With respect to warrants, rights, and convertible securities, a determination of compliance with the above limitations must be made as though such warrant, right, or conversion privilege had been exercised.

The following transactions would not be deemed to be an acquisition of securities of a securities-related business: (i) receipt of stock dividends on securities acquired in compliance with the conditions described above; (ii) receipt of securities arising from a stock-for-stock split on securities acquired in compliance with the conditions described above; (iii) exercise of options, warrants, or rights acquired in compliance with the federal securities laws; (iv) conversion of convertible securities acquired in compliance with the conditions described above; and (v) the acquisition of demand features or guarantees (puts) under certain circumstances.


The Fund also is not permitted to acquire any security issued by the manager or any affiliated company (including Franklin Resources, Inc.). The purchase of a general partnership interest in a securities-related business is also prohibited.


In addition, the Fund is generally prohibited from purchasing or otherwise acquiring any security (not limited to equity or debt individually) issued by any insurance company if the Fund and any company controlled by the Fund own in the aggregate or, as a result of the purchase, will own in the aggregate, more than 10% of the total outstanding voting stock of the insurance company. Certain state insurance laws impose similar limitations upon the aggregate holdings of all funds in Franklin Templeton Investments.

SECURITIES OF REORGANIZING COMPANIES AND COMPANIES SUBJECT TO TENDER OR EXCHANGE OFFERS The Fund also seeks to invest in the securities of Reorganizing Companies, or of companies as to which there exist outstanding tender or exchange offers. The Fund may from time to time participate in such tender or exchange offers. A tender offer is an offer by the company itself or by another company or person to purchase a company's securities at a higher (or lower) price than the market value for such securities. An exchange offer is an offer by the company or by another company or person to the holders of the company's securities to exchange those securities for different securities. There are no restrictions limiting the extent to which the Fund may invest in Reorganizing Companies, and the Fund could commit more than 50% of its assets to such investments in response to market cycles. In addition to typical equity and debt investments, the Fund's investments in Reorganizing Companies may include Indebtedness, Participations and Trade Claims, as further described above.


SHORT SALES The Fund may make short sales of securities including "short sales against the box." In a short sale transaction, the Fund sells a security it does not own in anticipation that the market price of that security will decline.

When the Fund makes a short sale, its broker borrows the security to be sold short and the broker-dealer maintains the proceeds of the short sale while the short position is open. The Fund must keep the proceeds account marked to market and must post additional collateral for its obligation to deliver securities to replace the securities that were borrowed and sold short. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund's obligation to replace borrowed securities will be secured by collateral deposited with the broker-dealer or the Fund's custodian bank, usually cash, U.S. government securities or other high grade liquid securities similar to those borrowed. The Fund will also be required to deposit similar collateral with its custodian bank to the extent, if any (excluding any proceeds of the short sales) necessary so that the value of both collateral deposits in the aggregate is at all times equal to at least 100% of the current market value of the security sold short.


If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund's gain is limited to any differential between the replacement price and the price at which it sold the security short, its potential loss is theoretically unlimited. In some circumstances, the Fund may receive the security in connection with a reorganization and, consequently, need not buy the security to be returned to the borrower.

The Fund also may engage in "short sales against the box." In a short sale against the box, at the time of the sale, the Fund owns or has the immediate and unconditional right to acquire the identical security at no additional cost. In replacing the borrowed securities in the transaction, the Fund may either buy securities in the open market or use those in its portfolio. The Fund may sell securities short against the box without limit.

Short sales carry the risk of loss if the price of the security sold short increases after the sale. In this situation, when the Fund replaces the borrowed security by buying the security in the securities markets, the Fund may pay more for the security than it has received from the purchaser in the short sale. The Fund may, however, profit from a change in the value of the security sold short, if the price decreases.


TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of the Fund's assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash or cash equivalents described below. The Fund may also maintain temporary defensive investments while the manager seeks investments that satisfy its investment criteria. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which the Fund normally invests, or the economies of the countries where the Fund invests.


Temporary defensive investments generally may include short-term debt securities such as obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and high quality commercial paper issued by banks or other U.S. and foreign issuers, as well as money market mutual funds. To the extent allowed by exemptions granted under the 1940 Act, and the Fund's other investment policies and restrictions, the manager also may invest the Fund's assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities.


OFFICERS AND TRUSTEES
-------------------------------------------------------------------

The Fund has a board of trustees. Each trustee will serve until that person's successor is elected and qualified. The board has the responsibility for the overall management of the Fund, including general supervision and review of the Fund's investment activities. The board, in turn, elects the officers of the Fund who are responsible for administering the Fund's day-to-day operations.

The name, age and address of the officers and board members, as well as their affiliations, positions held with the Fund, and principal occupations during the past five years and number of portfolios overseen in the Franklin Templeton fund complex are shown below.


INDEPENDENT BOARD MEMBERS
-------------------------------------------------------------------------------
                                       NUMBER OF PORTFOLIOS
                                       IN FUND COMPLEX
  NAME, AGE               LENGHT OF    OVERSEEN BY
 AND ADDRESS   POSITION   TIME SERVED  BOARD MEMBER*    OTHER DICTATORSHIPS HELD
-------------------------------------------------------------------------------

Edward I.      Trustee    Since              7                  None
Altman,                   2003
Ph.D. (63)
51 John F. Kennedy
Parkway
Short Hills, NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Max L. Heine Professor of Finance and Director of The Credit and Debt Markets Research Program, NYU Salomon Center, Stern School of Business, New York University; editor and author of numerous financial publications; and financial consultant; and FORMERLY, Vice Director, NYU Salomon Center, Stern School of Business, New York University.
-------------------------------------------------------------------------------

Ann Torre      Trustee      Since            7          Independent
Grant (46)                  2003                        Director, SLM,
51 John F.                                              Corporation
Kennedy                                                 (Sallie Mae);
Parkway                                                 and Allied
Short Hills,                                            Capital
NJ 07078                                                Corporation
                                                        (financial
                                                        services).

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Independent strategic and financial consultant; and FORMERLY, Executive Vice President and Chief Financial Officer, NHP Incorporated (manager of multifamily housing) (1995-1997); and Vice President and Treasurer, US Airways, Inc. (until
1995).
-------------------------------------------------------------------------------

Burton J.      Trustee      Since           12          Director,
Greenwald                   2003                        Fiduciary
(74)                                                    Emerging Markets
51 John F.                                              Bond Fund PLC
Kennedy                                                 and Fiduciary
Parkway                                                 International
Short Hills,                                            Ireland Limited.
NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Managing Director, B.J. Greenwald Associates, management consultants to the financial services industry.
-------------------------------------------------------------------------------

Bruce A.       Trustee      Since           7                   None
MacPherson                  2003
(74)
51 John F. Kennedy
Parkway
Short Hills, NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Retired, former Chairman, A.A. MacPherson,  Inc., Canton, MA (representative for
electrical   manufacturers);   and  part  owner  McKinstry  Inc.,  Chicopee,  MA
(manufacturer of electrical enclosures).
-------------------------------------------------------------------------------

Fred R.        Trustee      Since           28                  None
Millsaps (75)               2003
51 John F.
Kennedy
Parkway
Short Hills,
NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Director of various business and nonprofit organizations; manager of personal investments (1978-present); and FORMERLY, Chairman and Chief Executive Officer, Landmark Banking Corporation (1969-1978); Financial Vice President, Florida Power and Light (1965-1969); and Vice President, Federal Reserve Bank of Atlanta (1958-1965).
-------------------------------------------------------------------------------

Charles        Trustee      Since           12                  None
Rubens II                   2003
(74) 51 John F. Kennedy Parkway Short Hills, NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Private investor.
-------------------------------------------------------------------------------

Leonard        Trustee      Since           12                  None
Rubin (78)                  2003
51 John F.
Kennedy
Parkway
Short Hills,
NJ 07078

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Partner in LDR Equities, LLC (manages personal investments); and FORMERLY, President, F.N.C. Textiles, Inc.; and Chairman of the Board, Carolace Embroidery Co., Inc. (until 1996).
-------------------------------------------------------------------------------

Robert E.      Trustee      Since           7           Director, El Oro
Wade (58)                   2003                        and Exploration
51 John F.                                              Co., p.l.c.,
Kennedy                                                 FORMERLY,
Parkway                                                 Director, El Oro
Short Hills,                                            Mining and
NJ 07078                                                Exploration
                                                        Company, p.l.c
                                                        and The
                                                        Exploration
                                                        Company, p.l.c.,
                                                        (until 2003).

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Practicing attorney.
-------------------------------------------------------------------------------



INTERESTED BOARD MEMBERS AND OFFICERS
-------------------------------------------------------------------------------
                                       NUMBER OF PORTFOLIOS
                                       IN FUND COMPLEX
  NAME, AGE               LENGHT OF    OVERSEEN BY
 AND ADDRESS   POSITION   TIME SERVED  BOARD MEMBER*    OTHER DICTATORSHIPS HELD
-------------------------------------------------------------------------------

**William J.   Trustee    Since 2003         18                 None
Lippman (79)
One Parker
Plaza, 9th
Floor
Fort Lee, NJ
07024

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Senior Vice President, Franklin Private Client Group, Inc.; President, Franklin Advisory Services, LLC.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of two of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

**Anne M.      Trustee    Since 2003        7           Director, Fortune
Tatlock (65)                                            Brands, Inc.
600 Fifth                                               (consumer
Avenue, 7th                                             products) and
Floor                                                   Merck & Co. Inc.
New York, NY                                            (pharmaceuticals)
10020 - 2302

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Chairman and Chief Executive Officer, Fiduciary Trust Company International; Vice Chairman, Member - Office of the Chairman and Director, Franklin Resources, Inc.; and officer and/or director of some of the other subsidiaries of Franklin Resources, Inc.
-------------------------------------------------------------------------------

**David J.     Trustee,    Since 2003       7                   None
Winters (42)   President,
51 John F.     Chairman of
Kennedy        the Board
Parkway        and Chief
Short Hills,   Executive
NJ 07078-2702  Officer -
               Investment
               Management

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
President, Chief Investment Officer, and Chief Executive Officer, Franklin Mutual Advisers, LLC, and officer and/or director, as the case may be, of three of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

Jimmy D.       Senior Vice   Since 2003    Not Applicable       None
Gambill (56)   President
500 East       and Chief
Broward        Executive
Blvd.          Officer
Suite 2100     -Finance and
Fort           Administration
Lauderdale,
FL 33394-3091


PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
President, Franklin Templeton Services, LLC; Senior Vice President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

David P.       Vice         Since 2003     Not Applicable       None
Goss (57)      President
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources, Inc.; officer of 51 of the investment companies in Franklin Templeton Investments; and FORMERLY, President, Chief Executive Officer and Director, Property Resources Equity Trust (until 1999) and Franklin Select Realty Trust (until 2000).
-------------------------------------------------------------------------------

Barbara J.     Vice         Since 2003    Not Applicable        None
Green (56)     President
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice President, Deputy General Counsel and Secretary, Franklin Resources, Inc.; Secretary and Senior Vice President, Templeton Worldwide, Inc.; Secretary, Franklin Advisers, Inc., Franklin Advisory Services, LLC, Franklin Investment Advisory Services, Inc., Franklin Mutual Advisers, LLC, Franklin Templeton Alternative Strategies, Inc., Franklin Templeton Investor Services, LLC, Franklin Templeton Services, LLC, Franklin Templeton Distributors, Inc., Templeton Investment Counsel, LLC, and Templeton/Franklin Investment Services, Inc.; and officer of some of the other subsidiaries of Franklin Resources, Inc. and of 51 of the investment companies in Franklin Templeton Investments; and FORMERLY, Deputy Director, Division of Investment Management, Executive Assistant and Senior Advisor to the Chairman, Counselor to the Chairman, Special Counsel and Attorney Fellow, U.S. Securities and Exchange Commission
(1986-1995); Attorney, Rogers & Wells (until 1986); and Judicial Clerk, U.S. District Court (District of Massachusetts) (until 1979).
-------------------------------------------------------------------------------

Michael O.     Vice         Since 2003    Not Applicable     Director, FTI
Magdol (67)    President -                                   Banque, Arch
600 Fifth      AML                                           Chemicals, Inc.
Avenue         Compliance                                    and Lingnan
Rockefeller                                                  Foundation.
Center
New York, NY
10048-0772

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; and officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

Michael        Treasurer     Since        Not Applicable       None
Morantz                      July 2004
(35)
500 East
Broward
Blvd.
Suite 2100
Fort
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice President, Franklin Templeton Services, LLC, and officer of two of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------

Murray L.      Vice         Since 2003     Not Applicable       None
Simpson (67)   President
One Franklin   and
Parkway        Secretary
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Executive Vice President and General Counsel, Franklin Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc. and of 51 of the investment companies in Franklin Templeton Investments; and FORMERLY, Chief Executive Officer and Managing Director, Templeton Franklin Investment Services (Asia) Limited (until 2000); and Director, Templeton Asset Management Ltd. (until 1999).
--------------------------------------------------------------------------------

Galen G.       Chief        Since           Not Applicable      None
Vetter (52)    Financial    May 2004
500 East       Officer
Broward
Blvd.
Suite 2100
Fort
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Officer of 51 of the investment companies in Franklin Templeton Investments; Senior Vice President, Franklin Templeton Services, LLC; and FORMERLY, Managing Director of RSM McGladrey, Inc.; and Partner of McGladrey & Pullen, LLP.
--------------------------------------------------------------------------------


*We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.


**William J. Lippman is considered an interested person of Mutual Series under the federal securities laws due to his position as an officer of some of the subsidiaries of Franklin Resources, Inc. (Resources), which is the parent company of Mutual Series' adviser and distributor. Anne M. Tatlock is considered an interested person of Mutual Series under the federal securities laws due to her position as an officer and director of Resources. David J. Winters is considered an interested person of Mutual Series under the federal securities laws due to his position as an officer of Franklin Mutual Advisers, LLC.

Board members who are not interested persons of the Fund or the manager receive $7,500 per year plus $2,000 per board or audit committee meeting attended ($1,000 for a meeting of less than 60 minutes) in the future. Noninterested board members also may serve as directors or trustees of other funds in Franklin Templeton Investments and may receive fees from these funds for their services. The following table provides the total fees paid to noninterested board members by other funds within Franklin Templeton Investments.

                                                        NUMBER OF
                                       TOTAL FEES       BOARDS IN
                        TOTAL FEES     RECEIVED FROM    FRANKLIN
                        RECEIVED       FRANKLIN         TEMPLETON
                        FROM THE       TEMPLETON        INVESTMENTS ON
                        FUND/1         INVESTMENTS/2    WHICH EACH
NAME                        ($)            ($)          SERVES/3
----------------------------------------------------------------------
Edward I. Altman,          5,766          84,125            2
Ph.D.
Anne Torre Grant           5,766          86,125            2
Burton J. Greenwald        3,759          117,210           4
Andrew H. Hines, Jr. /4    1,877         202,225            17
Bruce A. MacPherson        3,761          62,125            2
Fred R. Millsaps           3,761         204,225            17
Charles Rubens II          3,759         107,950            4
Leonard Rubin              3,761         109,210            4
Robert E. Wade             5,768         111,625            2

1. For the fiscal year ended March 31, 2004.
2. For the calendar year ended December 31, 2003.
3. We base the number of boards on the number of U.S. registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.
4. Retired December 31, 2003

Noninterested board members are reimbursed for expenses incurred in connection with attending board meetings, and are paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Fund or other funds in Franklin Templeton Investments. Certain officers or board members who are shareholders of Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Fund on December 31, 2003.


INDEPENDENT BOARD MEMBERS
----------------------------------------------------------------------
                                                    AGGREGATE DOLLAR
                                                    RANGE OF EQUITY
                                                    SECURITIES IN ALL
                                                    FUNDS OVERSEEN BY
                                                    THE BOARD MEMBER IN
                                                    THE FRANKLIN
                        DOLLAR RANGE OF EQUITY      TEMPLETON FUND
NAME OF BOARD MEMBER    SECURITIES IN THE FUND      COMPLEX
----------------------------------------------------------------------
Edward I. Altman          $50,001 - $100,000        Over $100,000
----------------------------------------------------------------------
Ann Torre Grant                  None                $1 - $10,000
----------------------------------------------------------------------
Burton Greenwald          $50,001 - $100,000        Over $100,000
----------------------------------------------------------------------
Bruce A. MacPherson              None                    None
----------------------------------------------------------------------
Fred R. Millsaps            Over $100,000           Over $100,000
----------------------------------------------------------------------
Charles Rubens II           Over $100,000           Over $100,000
----------------------------------------------------------------------
Leonard Rubin             $10,001 - $50,000         Over $100,000
----------------------------------------------------------------------
Robert E. Wade              Over $100,000           Over $100,000
----------------------------------------------------------------------

INTERESTED BOARD MEMBERS
----------------------------------------------------------------------
                                                    AGGREGATE DOLLAR
                                                    RANGE OF EQUITY
                                                    SECURITIES IN ALL
                                                    FUNDS OVERSEEN BY
                                                    THE BOARD MEMBER IN
                                                    THE FRANKLIN
                        DOLLAR RANGE OF EQUITY      TEMPLETON FUND
NAME OF BOARD MEMBER    SECURITIES IN THE FUND      COMPLEX
----------------------------------------------------------------------
William J. Lippman        $10,001 - $50,000         Over $100,000
----------------------------------------------------------------------
Anne M. Tatlock                  None                    None
----------------------------------------------------------------------
David J. Winters            Over $100,000           Over $100,000
----------------------------------------------------------------------

BOARD COMMITTEES The noninterested board members have standing Audit, Nominating and Trustees Compensation and Performance Committees. The Audit Committee is generally responsible for the selection and compensation of the Fund's independent auditors, including evaluating their independence and meeting with such auditors to consider and review matters relating to the Fund's financial reports and internal accounting. The Audit Committee is composed of Edward I. Altman, Ann Torre Grant and Robert E. Wade. The Nominating Committee is responsible for nominating candidates for noninterested board member positions and is composed of Bruce
A. MacPherson, Fred R. Millsaps, Leonard Rubin and Robert E. Wade. The Trustees Compensation and Performance Committee is generally responsible for recommending compensation and meeting fees for noninterested trustees and for evaluating their board performance. The Trustees Compensation and Performance Committee is composed of Edward I. Altman, Ann Torre Grant, Charles Rubens II and Robert E. Wade.


The Nominating Committee sets trustees' fees and is responsible for the nomination of trustees to the board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the board, care of the Fund's address at:

51 John F. Kennedy Parkway
Short Hills, NJ 07078


During the fiscal year ended March 31, 2004, the Audit Committee met eight times; the Nominating Committee met three times.

PROXY VOTING POLICIES AND PROCEDURES
-------------------------------------------------------------------

The board of trustees of the Fund has delegated the authority to develop policies and procedures relating to proxy voting to the Fund's manager, Franklin Mutual Advisers, LLC (Franklin Mutual or the manager). The manager has adopted Proxy Voting Policies and Procedures, in which its administrative duties with respect to voting proxies has been assigned to the Proxy Group within Franklin Templeton Companies, LLC (the Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc.

All proxies received by the Proxy Group will be voted based upon the manager's instructions and/or policies. To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. Although ISS' analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS or any other third party to be determinative of the manager's ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, directors and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. In situations where the manager perceives a material conflict of interest, the manager may: disclose the conflict to the Fund's board of trustees; defer to the voting recommendation of the Fund's board of trustees, ISS or those of another independent third party provider of proxy services; or take such other action in good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.

As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company's management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company's management in any situation where it deems that the ratification of company management's position would adversely affect the investment merits of owning that company's shares.

The Proxy Group is part of the Franklin Templeton Companies, LLC Corporate Legal Department and is overseen by legal counsel. For each shareholder meeting, a member of the Proxy Group will consult with the research analyst that follows the security and will provide the analyst with the meeting notice, agenda, ISS analyses, recommendations, and any other available information. The manager's research analyst and relevant portfolio manager(s) are responsible for making the final voting decision based on their review of the agenda, ISS analysis, their knowledge of the company and any other information readily available. The Proxy Group must obtain voting instructions from the manager's research analyst, relevant portfolio manager(s) and/or legal counsel prior to submitting the vote.

The manager has adopted general proxy voting guidelines that are reviewed periodically by various members of the manager's organization, including portfolio management, legal counsel and the manager's officers, and are subject to change. These guidelines cannot provide an exhaustive list of all the issues that may arise nor can the manager anticipate all future situations.

MANAGER'S PROXY VOTING POLICIES AND PRINCIPLES The following is a summary of the proxy voting positions that the manager has developed based on years of experience with proxy voting and corporate governance issues and reflects what the manager believes to be good corporate governance and responsible behavior:

BOARD OF DIRECTORS. Directors are expected to be competent, accountable and responsive to shareholders. The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against company management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis taking into consideration other factors including the company's corporate governance guidelines and performance.

RATIFICATION OF AUDITORS. In light of several high profile accounting scandals, the manager will closely scrutinize the role and performance of auditors. On a case-by-case basis, the manager will examine proposals relating to non-audit relationships and non-audit fees. The manager will also consider, on a case-by-case basis, proposals to rotate auditors, and will vote against the ratification of auditors when there is clear and compelling evidence of accounting irregularities or negligence.

MANAGEMENT AND DIRECTOR COMPENSATION. A company's equity-based compensation plan should be in alignment with its shareholders' long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable. Among other things, the manager considers the ISS quantitative model utilized to assess such plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment "evergreen" feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose excessive "golden parachutes." The manager will normally support proposals that require a percentage of directors' compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans, and will continue to closely monitor future developments in this area.

ANTI-TAKEOVER MECHANISMS AND RELATED ISSUES. The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. However, as with all proxy issues, a research analyst will conduct an independent review of each anti-takeover proposal. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders' interests. The manager generally supports proposals that require shareholder rights' plans (poison pills) to be subject to a shareholder vote. The manager will closely evaluate shareholder rights plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. In addition, the manager generally opposes any supermajority voting requirements as well as the payment of "greenmail." The manager generally supports "fair price" provisions and confidential voting.

CHANGES TO CAPITAL STRUCTURE. The manager realizes that a company's financing decisions have a significant impact on its shareholders, particularly when they involve the issuance of additional shares in the form of common or preferred stock or the assumption of additional debt. The manager will carefully review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable. The manager will review proposals seeking preemptive rights on a case-by-case basis.

MERGERS AND CORPORATE RESTRUCTURING. Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

SOCIAL AND CORPORATE POLICY ISSUES. As a fiduciary, the manager is primarily concerned about the financial interests of the Fund and its shareholders. The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

GLOBAL CORPORATE GOVERNANCE. The manager is a global manager of investments in countries worldwide. Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region. As experienced global money managers, the manager's analysts are skilled in understanding the complexities of the regions in which they specialize and are trained to analyze proxy issues germane to their regions.

The Proxy Group is fully cognizant of its responsibility to process proxies and maintain proxy records pursuant to SEC rules and regulations. In addition, the manager understands its fiduciary duty to vote Fund proxies and that proxy voting decisions may affect the value of shareholdings. Therefore, the manager will attempt to process every vote it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. In addition, the manager may abstain from voting under certain circumstances or vote against items such as "Other Business" when the manager is not given adequate information from the company.

The Proxy Group is responsible for maintaining the documentation that supports the manager's voting position. The Proxy Group is also responsible for maintaining appropriate proxy voting supporting documentation and records. Such records may include, but are not limited to, a copy of all materials returned to the issuer and/or its agent, the documentation described above, listings of proxies voted by issuer and by client, and any other relevant information. The Proxy Group may use an outside service such as ISS to support this function. All files will be retained for at least five years, the first two of which will be on-site. Shareholders may view the manager's complete proxy voting policies and procedures on-line at www.franklintempleton.com. Alternatively, shareholders may request copies of the Fund's complete proxy voting policies and procedures free of charge by calling the Proxy Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, Attention: Proxy Group. Copies of the Fund's proxy voting records will also be made available on-line at www.franklintempleton.com and posted on the SEC website at http://www.sec.gov no later than August 31, 2004 and will reflect the prior 12 months' voting record. In addition, the Proxy Group is responsible for ensuring that the proxy voting policies, procedures and records of the manager are made available as required by law and is responsible for overseeing the filing of such policies, procedures and Fund voting records with the SEC.


INVESTMENT MANAGEMENT AND OTHER SERVICES
-------------------------------------------------------------------

MANAGER AND SERVICES PROVIDED The Fund's manager is Franklin Mutual Advisers, LLC. The manager is an indirect, wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.


The manager provides investment research and portfolio management services, and selects the securities for the Fund to buy, hold or sell. The manager also selects the brokers who execute the Fund's portfolio transactions. The manager provides periodic reports to the board, which reviews and supervises the manager's investment activities. To protect the Fund, the manager and its officers, directors and employees are covered by fidelity insurance.


The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of the Fund. Similarly, with respect to the Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by the Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, Federal regulations applicable to FHCs may limit or restrict the Fund's ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Fund, its manager and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for the Fund or that are currently held by the Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Fund, its manager and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the SEC.


MANAGEMENT FEES. The Fund pays the manager a fee for managing the Fund's assets. The fee paid to the manager is comprised of two components. The first component is an annual base fee equal to 1.50% of the Fund's average daily net assets (Fixed Fee). The second component is a performance adjustment that either increases or decreases the base fee, depending on how the Fund has performed relative to its benchmark, the Bloomberg/EFFAS U.S. Government 3-5 Years Total Return Index (Performance Fee). The maximum performance adjustment upward or downward is 1.00% annually. Depending on the performance of the Fund, during any fiscal year, the manager may receive as much as 2.50% or as little as 0.50% in management fees. During the first twelve months of the Fund's operations, the management fee will be charged at the base fee of 1.50%, with no performance adjustment.

The fee is computed on a monthly basis for the preceding month (adjusted each month after the first twelve months of the Fund's operations, as described above) and is payable on the first business day of each month according to the terms of the management agreement. Each class of the Fund's shares pays its proportionate share of the fee.

ADMINISTRATIVE SERVICES. Franklin Templeton Services, LLC (FT Services) has an agreement with the Fund to provide certain administrative services and facilities for the Fund. FT Services is an indirect, wholly owned subsidiary of Resources and is an affiliate of the Fund's manager and principal underwriter.


The administrative services FT Services provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements.

The Fund pays FT Services a monthly fee equal to an annual rate of 0.20% of the Fund's average daily net assets.


SHAREHOLDER SERVICING AGENT. The Fund will reimburse Franklin Templeton Investor Services, LLC (Investor Services) for certain out-of-pocket expenses, which may include payments by Investor Services to entities, including affiliated entities, that provide sub-shareholder services, recordkeeping and/or sub-transfer agency services to beneficial owners of the Fund. The amount of reimbursements for these services will not exceed the fee payable by the Fund to Investor Services in connection with maintaining shareholder accounts.


Investor Services receives a fee for servicing Fund shareholder accounts. The Fund also will reimburse Investor Services for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Fund.


The Fund also may pay servicing fees to certain financial institutions that (i) maintain omnibus accounts with the Fund in the institution's name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an employer sponsored retirement plan for which the institution, or its affiliate, provides participant level record keeping services (called "Beneficial Owners"); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system (called "Networked Accounts"). In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and Networked Accounts.


CUSTODIAN. Bank of New York, Mutual Funds Division, 100 Church Street, New York, New York 10286, acts as custodian of the Fund's securities and other assets.

AUDITOR. Ernst & Young LLP, 200 Clarendon Street, Boston, MA 02116, is the Fund's independent auditor. The auditor gives an opinion on the financial statements included in the Fund's Annual Report to Shareholders and reviews the Fund's registration statement filed with the SEC.

HOW DOES THE FUND BUY SECURITIES FOR ITS PORTFOLIO?
-------------------------------------------------------------------

The manager selects brokers and dealers to execute the Fund's portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the board may give.


When placing a portfolio transaction, the trading department of the manager seeks to obtain "best execution" -- the best combination of high quality transaction execution services, taking into account the services and products to be provided by the broker or dealer, and low relative commission rates with the view of maximizing value for the Fund and its other clients. For most transactions in equity securities, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons within the trading department of the manager responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors. The manager may also place orders to buy and sell equity securities on a principal rather than agency basis if the manager believes that trading on a principal basis will provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may cause the Fund to pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager's overall responsibilities to client accounts over which it exercises investment discretion. The brokerage commissions that are used to acquire services other than brokerage are known as "soft dollars." Research provided can be either proprietary (created and provided by the broker-dealer, including tangible research products as well as access to analysts and traders) or third-party (created by a third party but provided by the broker-dealer). To the extent permitted by applicable law, the manager may use soft dollars to acquire both proprietary and third party research.

The research services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Fund. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place an accurate dollar value on the special execution or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs from many securities firms. The receipt of these products and services do not reduce the manager's research activities in providing investment advise to the Fund.

As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients.


Because Franklin Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Fund tenders portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Fund, any portfolio securities tendered by the Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.


If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the accounts and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Fund.

For the fiscal year ended March 31, 2004/1, the Fund paid brokerage commissions of $176,988.

For the fiscal year ended March 31, 20041, the Fund paid brokerage commissions of $17,731 from aggregate portfolio transactions of $6,621,919 to brokers who provided research services.

As of March 31, 2004/1, the Fund did not own securities of its regular broker-dealers.

1. For the period June 1, 2003 to March 31, 2004.


Because the Fund may, from time to time, invest in broker-dealers, it is possible that the Fund will own more than 5% of the voting securities of one or more broker-dealers through whom the Fund places portfolio brokerage transactions. In such circumstances, the broker-dealer would be considered an affiliated person of the Fund. To the extent the Fund places brokerage transactions through such a broker-dealer at a time when the broker-dealer is considered to be an affiliate of the Fund, the Fund will be required to adhere to certain rules relating to the payment of commissions to an affiliated broker-dealer. These rules require the Fund to adhere to procedures adopted by the board to ensure that the commissions paid to such broker-dealers do not exceed what would otherwise be the usual and customary brokerage commissions for similar transactions.

HOW DO I BUY AND EXCHANGE SHARES?
---------------------------------------------------------------------


The Fund continuously offers its shares through securities dealers who have an agreement with Franklin Templeton Distributors, Inc. (Distributors). A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell shares of the Fund may be required by state law to register as securities dealers. If you buy or sell shares through your securities dealer, you may be charged a transaction processing fee by your securities dealer. Your securities dealer will provide you with specific information about any transaction processing fees you will be charged.


All checks, drafts, wires and other payment mediums used to buy or sell shares of the Fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.

When you buy shares, if you submit a check or a draft that is returned unpaid to the Fund we may impose a $10 charge against your account for each returned item.

If you buy shares through the reinvestment of dividends, the shares will be purchased at the net asset value determined on the business day following the dividend record date (sometimes known as the "ex-dividend date"). The processing date for the reinvestment of dividends may vary and does not affect the amount or value of the shares acquired.

Group purchases. As described in the prospectus, members of a qualified group may add the group's investments together for minimum investment purposes.


A qualified group is one that:

o  Was formed at least six months ago,

o  Has a purpose other than buying Fund shares at a discount,

o  Has more than 10 members,

o Can arrange for meetings between our representatives and group members,

o Agrees to include Franklin Templeton fund sales and other materials in publications and mailings to its members at reduced or no cost to Distributors,

o Agrees to arrange for payroll deduction or other bulk transmission of investments to the Fund, and

o Meets other uniform criteria that allow Distributors to achieve cost savings in distributing shares.


DEALER COMPENSATION Distributors and/or its affiliates may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of repurchases; the proportion of a securities dealer's sales and marketing efforts in Franklin Templeton funds; a securities dealer's support of, and participation in, Distributors' marketing programs; a securities dealer's compensation programs for its registered representatives; and the extent of a securities dealer's marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors' resources, from Distributors' retention of underwriting concessions and, in the case of funds that have Distribution plans, from payments to Distributors under such plans. Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by Distributors.

ADDITIONAL INFORMATION ON EXCHANGING SHARES

As described in "Exchange Privileges" in the prospectus, the ability to exchange shares is subject to certain qualifications. If you request the exchange of the total value of your account, accrued but unpaid income dividends and capital gain distributions will be reinvested in the Fund at the net asset value on the date of the exchange, and then the entire share balance will be exchanged into the new fund. Backup withholding and information reporting may apply. Information regarding the possible tax consequences of an exchange is included in the tax section in this SAI and in the prospectus.


If a substantial number of shareholders should tender their shares in a Repurchase Offer with a request for an exchange, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the Fund's general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with the Fund's investment goal exists immediately. Money initially invested in short-term money market instruments will then be withdrawn and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.


The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The tender of shares to complete an exchange will be effected at net asset value as of the close of the New York Stock Exchange (NYSE) on the Repurchase Pricing Date of the Repurchase Offer if the request for exchange is received in proper form prior to the close of the NYSE on the Repurchase Request Deadline. The exchange of shares is subject to certain restrictions. See "Exchange Privileges" in the prospectus.


GENERAL INFORMATION

If dividend checks are returned to the Fund marked "unable to forward" by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at net asset value until we receive new instructions.

Distribution or repurchase checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Fund nor its affiliates will be liable for any loss caused by your failure to cash such checks. The Fund is not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.


Clients of financial advisors whose firms have a Selling Agreement with Franklin Templeton Distributors, Inc., and who qualify as top producers may be eligible for the Valued Investor Program which offers enhanced service and transaction capabilities. Please contact Shareholder Services at 1-800/632-2301 for additional information on this program.

SPECIAL SERVICES. There are special procedures for banks and other institutions that wish to open multiple accounts. An institution may open a single master account by filing one application form with the Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened when the master account is opened by listing them on the application, or by providing instructions to the Fund at a later date. These sub-accounts may be registered either by name or number. The Fund's investment minimums apply to each sub-account. The Fund will send confirmation and account statements for the sub-accounts to the institution.


Certain shareholder servicing agents may be authorized to accept your transaction request.

HOW ARE SHARES VALUED?
-------------------------------------------------------------------

When you buy and sell shares, you pay and receive the net asset value (NAV) per share.

The value of a mutual fund is determined by deducting the fund's liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.


The Fund calculates the NAV per share each business day at the close of trading on the New York Stock Exchange (NYSE) (normally 1:00 p.m. Pacific time). The Fund does not calculate the NAV on days the NYSE is closed for trading, which include New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, the Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, the Fund values those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. The Fund values over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Fund values them according to the broadest and most representative market as determined by the manager.


Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. Pursuant to such procedures, the board has delegated to the manager the responsibility of obtaining information and preparing periodic reports necessary for the board to determine that certain securities for which market quotations are not readily available are valued at fair value. The pricing conventions and methodology used for valuing securities when market quotations are not readily available can be divided into two broad categories. The first category is securities whose prices can be determined using mathematical techniques with reference to the prices of similar or related securities or an index. The other category is those securities that require the manager's appraisal of the value of the security subject to board approval.

The Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option the Fund holds is its last sale price on the relevant exchange before the Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, the Fund values options within the range of the current closing bid and ask prices if the Fund believes the valuation fairly reflects the contract's market value.

The Fund determines the value of a foreign security as of the close of trading on the foreign exchange on which the security is traded or as of the close of trading on the NYSE, if that is earlier. The value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the foreign security is valued within the range of the most recent quoted bid and ask prices. Occasionally events that affect the values of foreign securities and foreign exchange rates may occur between the times at which they are determined and the close of the exchange and will, therefore, not be reflected in the computation of the NAV. If events materially affecting the values of these foreign securities occur during this period, the securities will be valued in accordance with procedures established by the board.


Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, the Fund may use a pricing service, bank or securities dealer to perform any of the above described functions.

ADDITIONAL INFORMATION ON DISTRIBUTIONS AND TAXES
-------------------------------------------------------------------

MULTICLASS DISTRIBUTIONS The Fund calculates income dividends and capital gain distributions the same way for each class. The amount of any income dividends per share will differ, however, generally due to any differences in the distribution and service (Rule 12b-1) fees applicable to the classes.

DISTRIBUTIONS OF NET INVESTMENT INCOME The Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund's net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) the Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates.

DISTRIBUTIONS OF CAPITAL GAINS The Fund may realize capital gains and losses on the sale of its portfolio securities.

Distributions of short-term capital gains are taxable to you as ordinary income. Distributions of long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by the Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Capital gain dividends and any net long-term capital gains you realize from the sale of Fund shares are subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized in calendar year 2008 is further reduced from 5% to 0%.

INVESTMENTS IN FOREIGN SECURITIES The next three paragraphs describe tax considerations that are applicable to the Fund's investments in foreign securities.

EFFECT OF FOREIGN WITHHOLDING TAXES. The Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund's income dividends paid to you.


EFFECT OF FOREIGN DEBT INVESTMENTS AND HEDGING ON DISTRIBUTIONS. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by the Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund's ordinary income otherwise available for distribution to you. THIS TREATMENT COULD INCREASE OR DECREASE THE FUND'S ORDINARY INCOME DISTRIBUTIONS TO YOU, AND MAY CAUSE SOME OR ALL OF THE FUND'S PREVIOUSLY DISTRIBUTED INCOME TO BE CLASSIFIED AS A RETURN OF CAPITAL. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.


PFIC SECURITIES. The Fund may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (PFICs). When investing in PFIC securities, the Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold the securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends generally will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by the Fund.

INFORMATION ON THE AMOUNT AND TAX CHARACTER OF DISTRIBUTIONS The Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualified dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. To continue to qualify, it must meet certain qualification tests as specified in the Code, including distributing at least 90% of its fiscal year income. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to maintain its qualification as a regulated investment company. If the Fund were no longer qualified, it would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund's earnings and profits.

EXCISE TAX DISTRIBUTION REQUIREMENTS To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

o  98% of its taxable ordinary income earned during the calendar year;

o 98% of its capital gain net income earned during the twelve month period ending October 31; and

o 100% of any undistributed amounts of these categories of income or gain from the prior year.

The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its shares may impair its ability to avoid these federal excise taxes.

SALES OF FUND SHARES A tender of your Fund shares for repurchase or exchange will be a taxable transaction for federal income tax purposes. In general, the transaction will be treated as a sale of your Fund shares, if the repurchase or exchange (a) completely terminates your interest in the Fund, (b) is a distribution that is "substantially disproportionate," or (c) is treated as a distribution that is "not essentially equivalent to a dividend." A complete termination of a shareholder's interest generally requires that the shareholder dispose of all Fund shares directly owned or attributed to him or her. A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholder's proportionate interest in the Fund after all Fund shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his or her proportionate interest. If, however, a tender of less than all of your Fund shares does not qualify for sale or exchange treatment, the proceeds may be treated as a deemed dividend distribution.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders that hold their Fund shares as a capital asset. The individual tax rate on any gain from a tender of your Fund shares for repurchase or exchange will depend on your marginal tax rate and on how long you have owned your Fund shares.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Fund shares may consist in whole or in part, of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Fund shares. There is also a risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

SALES AT A LOSS WITHIN SIX MONTHS OF PURCHASE. Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those shares.


WASH SALES. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.


BACKUP WITHHOLDING By law, the Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

o  provide your correct social security or taxpayer identification number,

o certify that this number is correct, o certify that you are not subject to backup withholding, and

o  certify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.

U.S. GOVERNMENT SECURITIES The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae and Fannie Mae securities), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

QUALIFIED DIVIDENDS For individual shareholders, a portion of the dividends paid by the Fund may be qualified dividend income eligible for taxation at the 15% long-term capital gain rate (5% for individuals in the 10% and 15% federal rate brackets).

Under the 2003 Tax Act, dividends earned on the following income sources will qualify for this treatment:

o  dividends paid by domestic corporations, and

o  dividends paid by qualified foreign corporations, including:

   -  corporations incorporated in a possession of the U.S.,

   - corporations eligible for benefits of a comprehensive income tax treaty with the United States that the Treasury Department determines is satisfactory (including an exchange of information program), and
   - corporations whose stock is readily tradable on an established securities market in the United States.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received in calendar year 2008 is further reduced from 5% to 0%.

Dividends from corporations exempt from tax, dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs), and dividends paid from interest earned by the Fund on debt securities generally will not qualify for this favorable tax treatment.

Both the Fund and the investor must meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, the Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend. Similarly, investors must hold their Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. The ex-dividend date is the first date following the declaration of a dividend on which the purchaser of stock is not entitled to receive the dividend payment. When counting the number of days you held your Fund shares, include the day you sold your shares but not the day you acquired these shares.

While the income received in the form of a qualified dividend is taxed at the same rates as long-term capital gains, such income will not be considered as a long-term capital gain for other federal income tax purposes. For example, you will not be allowed to offset your long-term capital losses against qualified dividend income on your federal income tax return. Any qualified dividend income that you elect to be taxed at these reduced rates also cannot be used as investment income in determining your allowable investment interest expense. For other limitations on the amount of or use of qualified dividend income on your income tax return, please contact your personal tax advisor.

After the close of its fiscal year, the Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income taxable at reduced rates. If 95% or more of the Fund's income is from qualified sources, it will be allowed to designate 100% of its ordinary income distributions as qualified dividend income. This designation rule may have the effect of converting small amounts of ordinary income or net short-term capital gains, that otherwise would be taxable as ordinary income, into qualified dividend income eligible for taxation at reduced rates.

SUNSETTING OF PROVISIONS. The special provisions dealing with qualified dividend income and the reduced rate of taxation of long-term capital gains were adopted as part of the 2003 Tax Act, and are scheduled to sunset on December 31, 2008, unless extended or made permanent before that date. If these rules do sunset, the prior rates of taxation of dividends (as ordinary income) under the 2001 Tax Act will again apply for 2009 and 2010, and will then sunset and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of the 2001 Tax Act. If the 2003 Tax Act changes do sunset in 2008, the rules on taxation of capital gains that were in effect prior to the 2003 Tax Act, including provisions for the taxation of five-year gains, will again be effective for 2009 and later years.

DIVIDENDS-RECEIVED DEDUCTION FOR CORPORATIONS For corporate shareholders, a portion of the dividends paid by the Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a fund out of income earned on its investments in domestic corporations. Because the income of the Fund is derived from a mix of investments, including investments in foreign securities and investments earning interest rather than dividend income (neither of which qualify for this deduction), it is expected that only a small percentage of its income dividends will be eligible for the corporate dividends-received deduction.


INVESTMENT IN COMPLEX SECURITIES The Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you.
For example,

DERIVATIVES. The Fund is permitted to invest in certain options, futures, forwards or foreign currency contracts. If it makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts. Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses. In determining its net income for excise tax purposes, the Fund also would be required to mark-to-market these contracts annually as of October 31 (for capital gain net income) and December 31 (for taxable ordinary income), and to realize and distribute any resulting income and gains.


SHORT SALES AND SECURITIES LENDING TRANSACTIONS. The Fund's entry into a short sale transaction or an option or other contract could be treated as the "constructive sale" of an "appreciated financial position," causing it to realize gain, but not loss, on the position. Additionally, the Fund's entry into securities lending transactions may cause the replacement income earned on the loaned securities to fall outside of the definition of qualified dividend income. This replacement income generally will not be eligible for reduced rates of taxation on qualified dividend income.


TAX STRADDLES. The Fund's investment in options, futures, forwards, or foreign currency contracts in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund's risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax "straddle" or to hold a "successor position" that would require any loss realized by it to be deferred for tax purposes.


STRUCTURED INVESTMENTS. The Fund also is permitted to invest in entities organized to restructure the investment characteristics of particular groups of securities. For example, the Fund is permitted to invest in swap contracts that are designed to allow the holder to exchange cash flows on a notional amount of two or more currencies based on the relative value deferential between the currencies. The Fund also could invest in combination transactions consisting of multiple options, futures, and/or currency transactions that contain elements of all of these transactions. These transactions may shift the benefits of ownership of the underlying securities. By investing in these securities, the Fund could be subject to tax consequences that differ from those of an investment in traditional debt or equity securities.

SECURITIES PURCHASED AT DISCOUNT. The Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. The Fund may also invest in distressed mortgage obligations or other debt obligations in or pending default. These obligations may not pay current interest, but may be subject to tax rules that require the Fund to currently accrue income for tax reporting, and then distribute that income to Fund shareholders to meet its fund qualification and excise tax distribution requirements. If it invests in these securities, the Fund could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.


EACH OF THESE INVESTMENTS BY THE FUND IN COMPLEX SECURITIES IS SUBJECT TO SPECIAL TAX RULES THAT COULD AFFECT THE AMOUNT, TIMING AND/OR TAX CHARACTER OF INCOME REALIZED BY THE FUND AND DISTRIBUTED TO YOU.

THE FUND'S UNDERWRITER
-------------------------------------------------------------------

Franklin Templeton Distributors, Inc. (Distributors) acts as the principal underwriter in the continuous public offering of the Fund's shares. Distributors is located at One Franklin Parkway,
San Mateo, CA 94403-1906.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. The Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

HOW DOES THE FUND MEASURE PERFORMANCE?
-------------------------------------------------------------------

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Fund be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return before taxes, average annual total return after taxes on distributions, and average annual total return after taxes on distributions and sale of shares quotations used by the Fund are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Fund to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.


Because the Fund is new, it does not have a full fiscal year of performance.


AVERAGE ANNUAL TOTAL RETURN BEFORE TAXES Average annual total return before taxes is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

The following SEC formula is used to calculate these figures:
                                       n
                                 P(1+T) = ERV

where:

P    =     a hypothetical initial payment of $1,000

T    =     average annual total return

n    =     number of years

ERV  =     ending redeemable value of a hypothetical $1,000
           payment made at the beginning of each period at the end of each period

AVERAGE ANNUAL TOTAL RETURN AFTER TAXES ON DISTRIBUTIONS Average annual total return after taxes on distributions is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions. The calculation assumes that income dividends and capital gain distributions, less the taxes due on such distributions, are reinvested at net asset value. The quotation assumes the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees, but assumes that the repurchase itself had no tax consequences. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.

Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any repurchases of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.

The Fund's sales literature and advertising commonly refer to this calculation as the Fund's after-tax average annual total return (pre-liquidation).


The following SEC formula is used to calculate these figures:


                                       n
                                 P(1+T) = ATV
                                             D
where:

P    =     a hypothetical initial payment of $1,000

T    =     average annual total return (after taxes on
           distributions)

n    =     number of years

ATV  =     ending value of a hypothetical $1,000 payment made at the beginning
   D of each period at the end of each period, after taxes on fund distributions but not after taxes on repurchase.

AVERAGE ANNUAL TOTAL RETURN AFTER TAXES ON DISTRIBUTIONS AND SALE OF FUND SHARES Average annual total return after taxes on distributions and sale of fund shares is determined by finding the average annual rates of return over certain periods that would equate an initial hypothetical $1,000 investment to its ending redeemable value, after taxes on distributions and sale of fund shares. The calculation assumes that income dividends and capital gain distributions are reinvested at net asset value. The quotation assumes the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees, including taxes upon sale of fund shares. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum initial sales charge currently in effect.


Taxes due on distributions are calculated by applying the highest individual marginal federal income tax rates in effect on the reinvestment date, using the rates that correspond to the tax character of each component of the distributions (e.g., the ordinary income rate for distributions of ordinary income and net short-term capital gains, and the long-term capital gain rate for distributions of net long-term capital gains). The taxable amount and tax character of a distribution may be adjusted to reflect any recharacterization of the distribution since its original date. Distributions are adjusted to reflect the federal tax impact the distribution would have on an individual taxpayer on the reinvestment date; for example, no taxes are assumed to be due on the portion of any distribution that would not result in federal income tax on an individual (e.g., tax-exempt interest or non-taxable returns of capital). The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. Any potential tax liabilities other than federal tax liabilities (e.g., state and local taxes) are disregarded, as are the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the impact of the federal alternative minimum tax. Any repurchase of shares required to pay recurring fees charged to shareholder accounts are assumed to result in no additional taxes or tax credits.


The capital gain or loss upon repurchase is calculated by subtracting the tax basis from the repurchase proceeds, after deducting any nonrecurring charges assessed at the end of the period, subtracting capital gains taxes resulting from the repurchase, or adding the tax benefit from capital losses resulting from the repurchase. In determining the basis for a reinvested distribution, the distribution is included net of taxes assumed paid from the distribution, but not net of any sales loads imposed upon reinvestment. Tax basis is adjusted for any distributions representing returns of capital and any other tax basis adjustments that would apply to an individual taxpayer, as permitted by applicable federal law. The amount and character (e.g., short-term or long-term) of capital gain or loss upon repurchase is separately determined for shares acquired through the initial investment and each subsequent purchase through reinvested distributions. Shares acquired through reinvestment of distributions are not assumed to have the same holding period as the initial investment. The tax character of such reinvestments is determined by the length of the period between reinvestment and the end of the measurement period in the case of reinvested distributions. Capital gains taxes (or the benefit resulting from tax losses) is calculated using the highest federal individual capital gains tax rate for gains of the appropriate character in effect on the repurchase date and in accordance with federal law applicable on the repurchase date. Shareholders are assumed to have sufficient capital gains of the same character from other investments to offset any capital losses from the repurchase, so that the taxpayer may deduct the capital losses in full.

The Fund's sales literature and advertising commonly refer to this calculation as the Fund's after-tax average annual total return (post-liquidation).

The following SEC formula is used to calculate these figures:

                                      n
                                P(1+T) = ATV
                                            DR
where:

P    =  a hypothetical initial payment of $1,000

T    =  average annual total return (after taxes on distributions and repurchases)

n    =  number of years

ATV  =  ending value of a hypothetical $1,000 payment made at the beginning of
   DR each period at the end of each period, after taxes on fund distributions and repurchase.


CUMULATIVE TOTAL RETURN Like average annual total return, cumulative total return assumes income dividends and capital gain distributions are reinvested at net asset value, the account was completely repurchased at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return. The cumulative total returns for the period of November 3, 2003 through March 31, 2004 was 20.16%.

VOLATILITY Occasionally statistics may be used to show the Fund's volatility or risk. Measures of volatility or risk are generally used to compare the Fund's net asset value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.


OTHER PERFORMANCE QUOTATIONS Sales literature referring to the use of the Fund as a potential investment for IRAs, business retirement plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

The Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

COMPARISONS

To help you better evaluate how an investment in the Fund may satisfy your investment goal, advertisements and other materials about the Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

o Dow Jones(R) Composite Average and its component averages - a price-weighted average of 65 stocks. The average is a combination of the Dow Jones Industrial Average (30 blue-chip stocks that are generally leaders in their industry), the Dow Jones Transportation Average (20 transportation stocks), and the Dow Jones Utilities Average (15 utility stocks involved in the production of electrical energy).

o Standard & Poor's(R) 500 Stock Index or its component indices - a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

o The New York Stock Exchange composite or component indices - an unmanaged capitalization-weighted index of all industrial, utilities, transportation and finance stocks listed on the NYSE.


o Dow Jones Wilshire 5000 Total Market Index - measures the performance of all U.S.-headquartered equity securities with readily available price data. Over 5,000 capitalization-weighted security returns are used to adjust the index.


o Lipper, Inc. - Mutual Fund Performance Analysis and Lipper - Equity Fund Performance Analysis - measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.


o Thomson Financial - analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

o Financial publications: The Wall Street Journal, and Business Week, Financial World, Forbes, Fortune, and Money magazines - provide performance statistics over specified time periods.


o Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

o Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates - historical measure of yield, price, and total return for large and small company stock, long-term government bonds, Treasury bills, and inflation.

o Savings and Loan Historical Interest Rates - as published by the Federal Reserve H15 Report.


o  Historical data supplied by the research departments of CS
   Credit Suisse First Boston LLC, the JPMorgan Chase & Co.,
   Citigroup Global Markets, Merrill Lynch & Co,. and Lehman
   Brothers(R).


o Morningstar(R) - information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar's assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

From time to time, advertisements or information for the Fund may include a discussion of certain attributes or benefits to be derived from an investment in the Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare the Fund's performance to the return on CDs or other investments. You should be aware, however, that an investment in the Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in the Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund's portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Fund to calculate its figures. In addition, there can be no assurance that the Fund will continue its performance as compared to these other averages.

MISCELLANEOUS INFORMATION
-------------------------------------------------------------------


The Fund may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Savings may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child's college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Savings Planner leads you through the steps to start a retirement savings program. Of course, an investment in the Fund cannot guarantee that these goals will be met.

The Fund is a member of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin, one of the oldest mutual fund organizations, has managed mutual funds for over 50 years and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has $345 billion in assets under management for more than 5 million U.S. based mutual fund shareholder and other accounts. Franklin Templeton Investments offers 104 U.S. based open-end investment companies to the public. The Fund may identify itself by its CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. As noted in the prospectus, shares of the Fund are generally sold through securities dealers. Investment representatives of such securities dealers are experienced professionals who can offer advice on the type of investments suitable to your unique goals and needs, as well as the types of risks associated with such investments.

As of July 1, 2004, the principal shareholders of the Fund, beneficial or of record, were:

                                           PERCENTAGE
NAME AND ADDRESS             SHARE CLASS       (%)
-------------------------------------------------------
Franklin Advisers, Inc.        Advisor       23.81
One Franklin Parkway
San Mateo, CA 94403-1906

From time to time, the number of Fund shares held in the "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding. To the best knowledge of the Fund, no other person holds beneficially or of record more than 5% of the outstanding shares of any class.

As of June 1, 2004, the officers and board members, as a group, owned of record and beneficially 2% of the Fund's Advisor Class shares and less than 1% of the Fund's other classes. The board members may own shares in other funds in Franklin Templeton Investments.

In the event of disputes involving conflicting claims of ownership or authority to control your shares, the Fund has the right (but has no obligation) to: (i) restrict the shares and require the written agreement of all persons deemed by the Fund to have a potential interest in the shares before executing instructions regarding the shares; or (ii) interplead disputed shares or the proceeds from the court-ordered sale thereof with a court of competent jurisdiction.

Should the Fund be required to defend against joint or multiple shareholders in any action relating to an ownership dispute, you expressly grant the Fund the right to obtain reimbursement for costs and expenses including, but not limited to, attorneys' fees and court costs, by unilaterally redeeming shares from your account.

The Fund may be required (i) pursuant to a validly issued levy, to turn your shares over to a levying officer who may, in turn, sell your shares at a public sale; or (ii) pursuant to a final order of forfeiture to sell your shares and remit the proceeds to the U.S. or state government as directed.


DESCRIPTION OF RATINGS
-------------------------------------------------------------------

CORPORATE BOND RATINGS

MOODY'S INVESTORS SERVICE (MOODY'S)

INVESTMENT GRADE

Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A: Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BELOW INVESTMENT GRADE

Ba: Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C: Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

STANDARD & Poor's Ratings Group (S&P(R))

INVESTMENT GRADE

AAA: This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A: Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BELOW INVESTMENT GRADE

BB, B, CCC, CC: Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


SHORT-TERM DEBT & Commercial Paper Ratings

Moody's

Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations for both short-term debt and commercial paper, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P's ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.











                         FRANKLIN MUTUAL RECOVERY FUND
                                   FORM N-2

                          PART C - OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements:

           Included in Part B:

           Financial Statements incorporated in Part B by reference to the Registrant's Annual Report to Shareholders dated March 31, 2004 as filed with the SEC on Form NCSR on June 4, 2004:

                 (i) Financial Highlights

                (ii) Statement of Investments, March 31, 2004

               (iii) Statement of Assets and Liabilities - March 31, 2004

                (iv) Statement of Operations - for the period June 2, 2003 to
                     March 31, 2004

                 (v) Statements of Changes in Net Assets - for the period ended
                     March 31, 2004

                (vi) Notes to Financial Statements

               (vii) Independent Auditors' Report


            Exhibits

            (a)   Charter

                 (i) Agreement and Declaration of Trust
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

                (ii) Certificate of Trust dated January 31, 2003
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

            (b)  By-Laws

                 (i) By-Laws
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

            (c)  Voting Trust Agreement

                 Not Applicable

            (d)  (i) Specimen of Stock Certificate

                 Not Applicable

                (ii) Agreement and Declaration of Trust

                     ARTICLE III - SHARES
                     SECTIONS 1-8

                     ARTICLE V - SHAREHOLDERS' VOTING POWERS AND
                     MEETINGS
                     SECTIONS 1-5

                     ARTICLE IX - AMENDMENTS
                     SECTION 2

                     ARTICLE X - MISCELLANEOUS
                     SECTIONS 2-4

               (iii) By-Laws

                     ARTICLE II - MEETINGS OF SHAREHOLDERS

                     ARTICLE VII - GENERAL MATTERS
                     SECTIONS 3-7

                     ARTICLE VIII - AMENDMENTS
                     SECTIONS 1 AND 3

                (iv) PART A: Prospectus
                     "Description of Shares"

            (e)   Dividend Reinvestment Plan

                  Not Applicable

            (f)   Long-Term Debt Instruments

                  Not Applicable

            (g)   Investment Advisory Agreement

                (i) Investment Advisory Agreement between Registrant and Franklin Mutual Advisers, LLC


            (h)   Underwriting/Distribution Agreement

                (i) Distribution Agreement between Registrant and Franklin/Templeton Distributors, Inc.

                (ii) Form of Dealer Agreements between Franklin/Templeton
                     Distributors, Inc. and securities dealers dated November 1, 2003

               (iii) Class A, Distribution Plan between Registrant and
                     Franklin Mutual Advisers, LLC
                     dated November 3, 2003

                (iv) Class B Distribution Plan between
                     Registrant and Franklin Mutual Adviser, LLC dated November 3, 2003

                 (v) Class C Distribution Plan between
                     Registrant and Franklin Mutual Adviser, LLC dated November 3, 2003

             (i)   Bonus, Profit Sharing, Pension Plans

                   Not Applicable

             (j)   Custodian Agreements and Depository contracts

                (i) Master Custody Agreement dated February 16, 1996 Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

                (ii) Amendment dated May 7, 1997 to Master Custody Agreement
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

               (iii) Amendment dated February 27, 1998 to Master Custody
                     Agreement dated February 16, 1996
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

                (iv) Amendment dated May 16, 2001 to Master Custody
                     Agreement dated February 16, 1996
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

                (v) Amendment dated September 2, 2003, to Exhibit A of the Master Custody Agreement dated February 16, 1996

               (vi)  Amended and Restated Foreign Custody Manager
                     Agreement made as of May 16, 2001
                     Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

              (vii) Amendment dated September 2003, to Schedule 1 of the Amended and Restated Foreign Custody
                     Manager Agreement made as of May 16, 2001

             (viii) Amendment dated October 6, 2003, to Schedule 2 of the Amended and Restated Foreign Custody
                     Manager Agreement made as of May 16, 2001

               (ix) Terminal Link Agreement dated February 16, 1996 Registration Statement on Form N-2
                     File No. 333-103086
                     Filing Date: February 11, 2003

             (k)  Other Material Contracts

                (i) Fund Administration Agreement between the Registrant and Franklin Templeton Services, LLC dated June 1, 2003

             (l) Opinion and Consent of Stradley, Ronon, Stevens & Young, LLP Registration Statement on Form N-2
                  File No. 333-103086
                  Filing Date: May 21, 2003

             (m)  Non-Resident Officers/Directors - Consent to Service of
                  Process.

                    Not Applicable

             (n)  Other Opinions and Consents

                    Consent of Ernst & Young LLP

             (o)  Omitted Financial Statements

                    Not Applicable

             (p)  Agreement Re: Initial Capital Letter of Investment Intent

                    Initial Capital Letter dated May 14, 2003
                    Registration Statement on Form N-2
                    File No. 333-103086
                    Filing Date: May 21, 2003

             (q)  Model Retirement Plans

                    Not Applicable

             (r)  Code of Ethics dated May 2004

             (s)  Power of Attorney dated February 24, 2004

             (t)  Rule 18f-B Plan

                 (i)  Multiple Class Plan dated December 2, 2003

ITEM 25.   MARKETING ARRANGEMENTS

           None

ITEM 26.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           None

ITEM 27.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

           Not Applicable

ITEM 28.   NUMBER OF HOLDERS OF SECURITIES AS OF JULY 1, 2004
           3,224


ITEM 29.   INDEMNIFICATION.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act"), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Please see the Declaration of Trust, By-Laws, Management Agreement, and Distribution Agreement filed herewith as exhibits and incorporated herein by reference.

ITEM 30.   BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

Franklin Mutual Advisers, LLC (Mutual Advisers), subsidiary of Franklin Resources, Inc., serves as the Registrant's investment advisers. The officers of Franklin Mutual Advisers, LLC (Mutual Advisers) also serve as officers and/or directors/trustees for its corporate parent, Franklin Resources, Inc. and/or other investment companies in Franklin Templeton Investments. For additional information please see Part B and Schedules A and D of Form ADV of Mutual Advisers (SEC File 801-53068) incorporated herein by reference, which sets forth the principal place of business, the officers of Mutual Advisers and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers during the past two years.

ITEM 31.   LOCATION OF ACCOUNTS AND RECORDS.

      The accounts, books or other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Registrant at 51 John F. Kennedy Parkway, Short Hills, NJ 07078 or its shareholder services agent, Franklin Templeton Investors Services, LLC, at One Franklin Parkway, San Mateo, CA 94403-1906.

ITEM 32.   MANAGEMENT SERVICES

           Not Applicable

ITEM 33.   UNDERTAKINGS

     (1)  Not Applicable

     (2)  Not Applicable

     (3)  Not Applicable

     (4)  Registrant undertakes:

         (a) to file, during any period in which offers or sales are being made, post-effective amendment to the registration statement:

             (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (1933 Act);

             (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement and

             (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5)  Not Applicable


      (6) Registrant further undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.





                                   SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, and the State of California, on the 27th day of July, 2004.


                                    FRANKLIN MUTUAL RECOVERY FUND
                                    (Registrant)


                                    By:   /S/ DAVID P. GOSS
                                          -----------------------
                                          David P. Goss
                                          Vice President


Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


David J. Winters*                   Chairman of the Board, President
----------------                    and Chief Executive Officer-
David J. Winters                    Investment Management
                                    Dated: July 27, 2004


Jimmy D. Gambill*                   Chief Executive Officer-Finance
----------------                    and Administration
Jimmy D. Gambill                    Dated: July 27, 2004


Galen Vetter*                       Chief Financial Officer and
------------                        Treasurer
Galen Vetter                        Dated: July 27, 2004


Edward I. Altman, Ph.D.*            Trustee
-----------------------             Dated: July 27, 2004
Edward I. Altman, Ph.D.

Ann Torre Grant*                    Trustee
----------------                    Dated: July 27, 2004
Ann Torre Grant

Burton J. Greenwald*                Trustee
-------------------                 Dated: July 27, 2004
Burton J. Greenwald

William J. Lippman*                 Trustee
------------------                  Dated: July 27, 2004
William J. Lippman

Bruce A. MacPherson*                Trustee
-------------------                 Dated: July 27, 2004
Bruce A. MacPherson

Fred R. Millsaps*                   Trustee
----------------                    Dated: July 27, 2004
Fred R. Millsaps

Charles Rubens, II*                 Trustee
------------------                  Dated: July 27, 2004
Charles Rubens, II

Leonard Rubin*                      Trustee
-------------                       Dated: July 27, 2004
Leonard Rubin

Anne M. Tatlock*                    Trustee
---------------                     Dated: July 27, 2004
Anne M. Tatlock

Robert M. Wade*                     Trustee
--------------                      Dated: July 27, 2004
Robert M. Wade

*By: /S/ DAVID P. GOSS
    -----------------------
    David P. Goss
    Attorney-in-fact
    (Pursuant to Power of Attorney filed herewith)






                         FRANKLIN MUTUAL RECOVERY FUND
                            REGISTRATION STATEMENT

                                 EXHIBIT INDEX

----------------------------------------------------------------------
   EXHIBIT NO.               DESCRIPTION                 LOCATION
----------------------------------------------------------------------
EX-99.2(a)(i)      Agreement and Declaration of Trust           *
----------------------------------------------------------------------

EX-99.2(a)(ii)     Certificate of Trust                         *
----------------------------------------------------------------------

EX-99.2(b)(i)      By-Laws                                      *
----------------------------------------------------------------------

EX-99.2(g)(i)      Investment Advisory Agreement             Attached
                   dated June 1, 2003
----------------------------------------------------------------------

EX-99.2(h)(i)      Distribution Agreement between            Attached
                   Registrant and Franklin/Templeton
                   Distributors, Inc. dated June 1, 2003
----------------------------------------------------------------------

EX-99.2(h)(ii)     Dealer Agreement between                  Attached
                   Franklin/Templeton Distributors, Inc.
                   and Securities Dealers dated
                   November 1, 1998
----------------------------------------------------------------------

EX-99.2(h)(iii)    Class A Distribution Plan dated           Attached
                   November 3, 2003
----------------------------------------------------------------------

EX-99.2(h)(iv)     Class B Distribution Plan dated           Attached
                   November 3, 2003
----------------------------------------------------------------------

EX-99.2(h)(v)      Class C Distribution Plan dated           Attached
                   November 3, 2003
----------------------------------------------------------------------

EX-99.2(j)(i)      Master Custody Agreement Dated               *
                   February 16, 1996
----------------------------------------------------------------------

EX-99.2(j)(ii)     Amendment dated May 7, 1997 to               *
                   Master Custody Agreement
----------------------------------------------------------------------

EX-99.2(j)(iii)    Amendment dated February 27, 1998            *
                   to Master Custody Agreement dated
                   February 16, 1996
----------------------------------------------------------------------

EX-99.2(j)(iv)     Amendment dated May 16, 2001 to              *
                   Master Custody Agreement dated May 16, 1996
----------------------------------------------------------------------

EX-99.2(j)(v)      Amendment dated September 2003,           Attached
                   to Exhibit A of the Master Custody
                   Agreement dated February 16, 1996
----------------------------------------------------------------------

EX-99.2(j)(vi)     Amended and Restated Foreign                 *
                   Custody Manager Agreement made as
                   of May 16, 2001
----------------------------------------------------------------------

EX-99.(j)(vii)     Amendment dated September 2003, to        Attached
                   Schedule 1 of the Amended and Restated
                   Foreign Custody Manager Agreement made as
                   of May 16, 2001
----------------------------------------------------------------------

EX-99.(j)(viii)    Amendment dated October 6, 2003,          Attached
                   to Schedule 2 of the Amended and Restated
                   Foreign Custody Manager Agreement made as
                   of May 16, 2001
----------------------------------------------------------------------

EX-99.2(j)(viii)   Terminal Link Agreement dated                *
                   February 16, 1996
----------------------------------------------------------------------

EX-99.2(k)(i)      Fund Administration Agreement             Attached
                   between the Registrant and
                   Franklin Templeton Services, LLC
                   dated June 1, 2003
----------------------------------------------------------------------

EX-99.2(l)(i)      Opinion and Consent of Stradley,             *
                   Ronon, Stevens & Young, LLP
----------------------------------------------------------------------

EX-99.2(n)(i)      Consent of Ernst & Young LLP              Attached
----------------------------------------------------------------------

EX-99.2(p)(i)      Initial Capital Letter                       *
----------------------------------------------------------------------

EX-99.2(r)         Code of Ethics dated May 2004             Attached
----------------------------------------------------------------------

EX-99.2(s)         Power of Attorney                         Attached
                   dated February 24, 2004
----------------------------------------------------------------------

EX-99.2(t)         Rule 18f-3 Plan dated                     Attached
                   December 2, 2003
----------------------------------------------------------------------

      *Incorporated by Reference